Form 10-K, Exhibit 13
period 1993-12-31
MIDLANTIC CORP
filed 1994-03-29
CIK 793548

      16 1OF2

MANAGEMENT'S ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION Midlantic Corporation and Subsidiaries

INTRODUCTION
Midlantic Corporation ("MC"), headquartered in Edison, New Jersey, is a $13.9 billion bank holding company which provides financial services to its customers, located primarily in New Jersey and southeastern Pennsylvania.

During 1993, MC and its subsidiaries ("Midlantic" or the "Corporation") made significant progress in several respects. The Corporation substantially reduced its level of nonaccrual assets (nonaccrual loans and other real estate owned), significantly increased its capital ratios and steadily improved its operating efficiencies (and consequently its core earnings base). As a result of these and other factors described in Table II, which provides a summary of Midlantic's results of operations for the past three years, the Corporation reported net income of $170.4 million in 1993. This favorable performance followed a year of modest earnings (1992) and, as the Corporation's level of nonaccrual assets rose in tandem with a weakening economy, two consecutive years (1990 and 1991) of significant losses, principally as a result of high credit loss provisions. The deterioration in asset quality during 1990 and 1991 necessitated strong corrective actions in order to improve the Corporation's declining capital base, to augment liquidity, to resolve problem assets and ultimately to return Midlantic to profitability. These corrective actions, which resulted in significant changes to Midlantic since 1990, are more fully discussed in "Critical Events In Midlantic's Recent History."

The Corporation's financial performance is more fully discussed in the following analysis by management of the results of operations for each of the past three years and financial condition for each of the past two years. This analysis should be read in conjunction with the consolidated financial statements on pages 44 through 70 and the consolidated supplementary financial and statistical information on pages 71 through 75. In order to assist the reader in better understanding differences between current year data and data of prior periods, the discussion of the results of operations and financial condition in many instances refers to Midlantic's "Continuing Entities" which treats the effect of several subsidiaries that were sold during 1991 and 1992 as if those subsidiaries had all been sold on January 1, 1991. In those tables for which five year historical data have been shown, all data is presented for the Continuing Entities as if subsidiaries divested during 1990 through 1992 had been sold on January 1, 1989. Gains or losses recognized on the sales of subsidiaries have been shown, where applicable, as nonrecurring gains or losses of the Continuing Entities for the periods in which the gains or losses actually occurred. Midlantic's Continuing Entities include Midlantic National Bank ("MNB"), Continental Bank ("CB"), several smaller subsidiaries and the parent companies (Midlantic Corporation and Midlantic Banks Inc.). The results of operations of the Continuing Entities are not necessarily indicative of the results of operations that would have been attained if divested subsidiaries had actually been sold on January 1, 1991 (or in the case of five year tables, January 1, 1989).









      16 2OF2
CRITICAL EVENTS IN MIDLANTIC'S RECENT HISTORY

I.  Background

The downturn in national economic conditions that began in late 1989 negatively affected most industries to varying degrees. As economic conditions weakened, it became apparent that the real estate industry, which had been particularly vibrant during the preceding several years of economic expansion, was facing severe market value erosion. Since Midlantic had historically serviced the financing needs of the real estate industry, the downturn in that industry, as well as related industries, impaired the Corporation's asset quality. Nonaccrual assets, which amounted to $509.7 million or 2.1 percent of total assets at December 31, 1989, steadily increased during the next seven quarters, reaching a peak level of $1.9 billion or 9.1 percent of total assets at September 30, 1991. As a result of the growing level of problem loans, higher provisions for loan losses became necessary in order to maintain an allowance for loan losses adequate to absorb estimated losses in the credit portfolio. The high credit loss provisions, accompanied by a substantial decline in the Corporation's earning asset base, contributed to significant operating losses.

Largely as a result of operating losses and the consequent reduction in equity capital, Midlantic began in 1990 to reposition its balance sheet for the purposes of improving liquidity and capital. In 1990 Midlantic sold $257 million of credit card accounts and receivables and $173 million of lease financing receivables and securitized and sold an aggregate $504 million of automobile and home equity loans.

During the months that followed these asset sales, it became increasingly evident to the Corporation's management that the national economic slowdown and downturn in local real estate markets had persisted longer than had previously been expected. Consequently, the Corporation's earnings, liquidity and capital continued to be negatively affected and it was determined that further steps were necessary to improve Midlantic's position.


























      17 1OF2
                                         Midlantic Corporation and Subsidiaries
II.  Restructuring Program

In July 1991, the Corporation announced that it was proceeding with the implementation of a multi-phase restructuring program (the "Restructuring Program"), the overall purpose of which was to strengthen and reposition the Corporation. The first phase of the Restructuring Program was designed to focus Midlantic's businesses in its core markets of New Jersey and southeastern Pennsylvania and to strengthen the Corporation's capital position by selling nonstrategic subsidiaries and businesses located primarily in northeastern and southcentral Pennsylvania and New York state.

The sales of these subsidiaries and assets reduced Midlantic's total assets by approximately $5.5 billion and provided proceeds of approximately $500 million, substantially all of which were contributed to MNB and CB in order to strengthen capital.

In 1991, Midlantic also merged its two New Jersey bank subsidiaries, MNB and Midlantic National Bank/North ("MNB/North") in order to consolidate its New Jersey operations.

The second and final phase of the Restructuring Program involved a functional realignment of the Corporation's internal organization and a concurrent effort to significantly reduce operating expenses. The new functional organization structure provided for a single, unified company-wide management along principal lines of business and key staff support areas. Midlantic also launched a broad-based, corporate assessment of the ways in which it does business ("FOCUS '92"). As a result of FOCUS '92, which was completed by mid-1993, Midlantic identified opportunities to eliminate redundant activities, streamline processes and consolidate operations. FOCUS '92 resulted in the identification of approximately $100 million of annualized savings by mid-1993 in core operating expenses from the comparable annualized operating expense levels of the fourth quarter of 1991.

III.  Reduction In Problem Loans

During the past two years the Corporation's expanded loan workout/resolution efforts have successfully contributed toward reducing nonaccrual assets to manageable levels. Since year-end 1991, nonaccrual assets have declined by $1.4 billion or 78.0 percent, from a level of $1.8 billion to $398.0 million at year-end 1993. The decline in nonaccrual assets during this period primarily reflected $1.2 billion of payments/payoffs and assets returned to accrual or renegotiated status, $776.2 million of charge-offs and writedowns and $265.0 million of assets sold or designated to be sold in bulk sales transactions. During this period additions to nonaccrual assets totalled $913.2 million.

The Corporation's first bulk sales program, which was announced in April 1993 and completed in September 1993, involved several transactions with an aggregate book value of nearly $300 million representing commercial real estate loans and other real estate owned ("OREO") located primarily in New Jersey, Pennsylvania and Florida.








      17 2OF2
In December 1993, the Corporation determined to proceed with a second major bulk sales program involving loans and OREO with an aggregate book value totalling approximately $290 million. The assets for sale, which have been reclassified in the Corporation's year-end 1993 balance sheet to other assets as "assets held for accelerated disposition," predominantly represent real estate development loans and holdings of land in New Jersey and Pennsylvania. The sales of these assets, which are expected to be completed in 1994, are subject to successful negotiation of terms including price, execution of definitive agreements and satisfaction of closing conditions. No assurance can be given that the bulk sale of these assets will be consummated or that, if consummated, all of the assets presently anticipated to be included in such bulk sales will be sold. In anticipation of the bulk sales, the Corporation recorded additional loss provisions totalling $44 million to cover charge-offs against those loans and OREO properties that were transferred to assets held for accelerated disposition. At December 31, 1993, such assets, which are carried at fair value less the estimated cost of disposing of the properties ("net realizable value"), amounted to $158.2 million (see Table I).


TABLE I - 1993 BULK SALES AND ASSETS HELD FOR ACCELERATED DISPOSITION

                                                                Assets Held for
                                                   Bulk Sales       Accelerated
                                                    Finalized       Disposition
(In thousands)                                    During 1993  at Year-end 1993
_______________________________________________________________________________
Book value of assets sold in bulk sales or
 transferred to assets held for accelerated
 disposition (1)
   Loans                                             $219,482          $218,197
   OREO                                                74,115            74,039
                                                     ________          ________
       Total                                          293,597           292,236
                                                     ________          ________
Charge-offs on assets sold in bulk sales or held
 for accelerated disposition                           84,456           134,079(3)
                                                     ________          ________
Net realizable value                                 $209,141(2)       $158,157
                                                     ========          ========
Loss provisions recognized during 1993 in order
 to carry assets held for accelerated disposition
 at net realizable value                             $ 34,000          $ 44,000
                                                     ========          ========

(1) Amounts are net of prior charge-offs (if any) on these assets.
(2) Cash proceeds from the sale of these assets were not substantially different.
(3) Includes additional writedowns on OREO properties of $36.672 million.







      18 1OF2
MANAGEMENT'S ANALYSIS (continued)
IV. Common Stock Issuances

In August 1992, the Corporation raised a total of $109.5 million of capital through the sale of an aggregate 7.65 million shares of its common stock, in separate transactions, to overseas investors and to five United States investors. In May 1993, Midlantic issued, in a public offering, 5.75 million common shares for $107.1 million. The issuance of common stock has significantly bolstered the Corporation's capital ratios and the liquidity of the parent companies.

V.  Development of Core Business Lines

A strategic focus of the Corporation is the expansion of its share of the consumer and small to medium-size business markets. It is Midlantic's intention not only to direct available funds to support loan demand in such markets, but also to develop full-service customer relationships. In this regard, Midlantic has introduced, among other things, Individual Choice Banking sm and one-stop telephone service to enhance efficiencies in providing banking services to its customers.

Since the end of the third quarter of 1992, loans to individuals (also referred to as consumer loans) increased by a net $809.4 million (excluding divested subsidiaries and the sale of over $400 million of automobile loans during late
1992) and during the third quarter of 1993 the Corporation announced its Business Value Banking Program sm for the purpose of providing banking services to small businesses in Midlantic's market area. In conjunction with this program, the Corporation also announced a $1 billion lending initiative to small and medium-sized commercial businesses.


SUMMARY OF RESULTS OF OPERATIONS

Net income in 1993 amounted to $170.4 million or $3.25 per fully diluted common share as compared with $7.0 million or $.08 per fully diluted common share in 1992. In 1991, the Corporation recorded a net loss of $543.3 million or $14.36 per fully diluted common share. During the past three years, the Corporation recorded various nonrecurring income and expense items which impacted results of operations to varying degrees. Such nonrecurring items are summarized in Table III.

Income before credit loss provisions, nonrecurring income and expenses and income taxes ("core earnings") amounted to $226.7 million in 1993. This compares with the similarly computed income amount for the Continuing Entities of $129.7 million in 1992 and $95.0 million in 1991. The significant improvement in the Corporation's core earnings during 1993 largely reflected an increase in net interest income (primarily due to lower funding costs and a decline in nonaccrual loans), as well as a reduction in noninterest expenses reflecting the benefits achieved through FOCUS '92.










      18 2OF2

TABLE II - MAJOR COMPONENTS OF THE RESULTS OF OPERATIONS FOR 1993, 1992 AND 1991

                                                                               1992                     1991
                                                      1993        1992   Continuing        1991   Continuing
(In thousands)                                      Actual      Actual     Entities      Actual     Entities
____________________________________________________________________________________________________________
INCOME BEFORE CREDIT LOSS PROVISIONS, INCOME
 TAXES AND NONRECURRING INCOME AND EXPENSES:
    Net interest income                          $ 506,050    $509,664     $439,268   $ 624,583    $ 450,036
    Noninterest income                             188,088     212,935      190,575     253,473      182,960
    Noninterest expenses
      Salaries and benefits                        219,332     257,221      224,785     345,679      254,165
      OREO expense (excluding provision for
       OREO valuations)                              3,792      22,612       21,683      20,961       20,063
      Other                                        244,265     283,284      253,655     345,165      263,758
                                                 _________    ________     ________   _________    _________
Total                                              226,749     159,482      129,720     166,251       95,010
                                                 _________    ________     ________   _________    _________
ADDITIONS:
  Gains on the sale of subsidiaries and loans
    and other nonrecurring income                       --      35,208       35,208       6,796        6,796
  Investment securities gains (losses)               7,005      52,753       52,753      (2,890)      (2,217)
DEDUCTIONS:
  Provision for loan losses                         79,000     137,939      116,227     640,402      579,087
  Provision for OREO valuations                    130,545      77,132       74,624     102,038       99,138
  Restructuring charges and other
    nonrecurring expenses                            3,856      22,500       22,500      14,496       14,496
                                                 _________    ________     ________   _________    _________
Income (loss) before income taxes and
  cumulative effect of the change in accounting
  for income taxes                                  20,353       9,872        4,330    (586,779)    (593,132)
Income tax (benefit) expense                      (111,043)      2,844        2,844     (43,476)     (43,476)
                                                 _________    ________     ________   _________    _________
Income (loss) before cumulative effect of the
  change in accounting for income taxes            131,396       7,028        1,486    (543,303)    (549,656)
Cumulative effect of the change in accounting
  for income taxes                                  38,962          --           --          --           --
                                                 _________    ________     ________   _________    _________
Net income (loss)                                $ 170,358    $  7,028     $  1,486   $(543,303)   $(549,656)
                                                 =========    ========     ========   =========    =========















      19 1OF2
                                         Midlantic Corporation and Subsidiaries

TABLE III - CERTAIN NONRECURRING ITEMS INCLUDED IN THE RESULTS OF OPERATIONS
(In thousands)                                                                              1993        1992       1991
_______________________________________________________________________________________________________________________
Cumulative effect of adoption of Statement of Financial Accounting Standards No. 109    $ 38,962    $     --   $     --
Special provisions for assets identified for accelerated disposition                     (78,000)         --         --
Restructuring charges                                                                         --     (22,500)    (3,066)
Net gains on the sales of subsidiaries and other assets                                       --      35,208      6,796
Net gains (losses) on investment securities transactions                                   7,005      52,753     (2,890)
Professional fees incurred for the implementation of a security lending program           (3,856)         --         --
Fraud loss involving equipment lease collateral securing a commercial loan                    --          --    (11,430)
                                                                                        ________    ________   ________
  Aggregate (decrease) increase in income resulting from the above-listed
   nonrecurring items                                                                   $(35,889)   $ 65,461   $(10,590)

The following are certain balance sheet, asset quality, capital ratio and noninterest expense trends for the past five quarters:

TABLE IV- CERTAIN QUARTERLY TRENDS
                                                                 FOR THE QUARTERS ENDED
                                       _______________________________________________________________________
                                       December 31    September 30       June 30       March 31    December 31
(In thousands)                                1993            1993          1993           1993           1992
______________________________________________________________________________________________________________
Total assets                           $13,946,582     $13,490,173   $13,842,208    $14,010,413    $14,421,758
Total shareholders' equity               1,122,564       1,062,700     1,015,164        866,963        843,462
                                       ___________     ___________   ___________    ___________    ___________
Asset quality
  Nonaccrual loans                     $   265,299     $   468,609   $   528,905    $   598,586    $   809,669
  Other real estate owned, net             132,670         273,075       326,195        365,945        450,879
                                       ___________     ___________   ___________    ___________    ___________
    Total nonaccrual assets            $   397,969     $   741,684   $   855,100    $   964,531    $ 1,260,548
                                       ___________     ___________   ___________    ___________    ___________
    Total nonaccrual assets as a
     % of total assets                        2.85%           5.50%         6.18%          6.88%          8.74%
                                       ___________     ___________   ___________    ___________    ___________
Allowance for loan losses              $   394,450     $   499,250   $   541,243    $   576,227    $   663,901
Allowance for loan losses as a % of
  nonaccrual loans                          148.68%         106.54%       102.33%         96.26%         82.00%
                                       ___________     ___________   ___________    ___________    ___________
Capital ratios
  Tier 1 risk-based                           9.28%           9.04%         8.45%          7.03%          6.83%
  Total capital risk-based                   13.29           13.13         12.52          11.07          10.76
  Leverage                                    6.81            6.86          6.32           5.24           5.19
                                       ___________     ___________   ___________    ___________    ___________
Noninterest expenses excluding non-
  recurring charges, OREO-related
  costs and FDIC assessment premiums*  $   104,315     $   108,552   $   103,550    $   113,339    $   105,815
                                       ===========     ===========   ===========    ===========    ===========

*Noninterest expenses for the quarter ended December 31, 1992 are presented on a Continuing Entity basis.

      19 2OF2

NET INTEREST INCOME
Excluding the effect of subsidiaries sold, net interest income ("NII") improved during 1993, following a modest decrease in 1992 compared to 1991. For the Continuing Entities, NII amounted to $506.1 million in 1993 as compared with $439.3 million and $450.0 million in 1992 and 1991, respectively.

Contributing to higher levels of NII in 1993 was an increase in the net interest margin of 63 basis points. In 1993, the improved rate of income on earning assets more than offset a volume decline in average interest- earning assets. In 1992, the net interest margin also improved (by 30 basis points) but this benefit was offset by a lower level of average interest-earning assets.

The rise in NII and the related improvement in the net interest margin were primarily attributed to the following factors:
      - A decline in the level of nonaccrual loans - Nonaccrual loans decreased on average by $513.6 million in 1993 and $228.9 million in 1992. Reductions in nonaccrual loans that reflect returns to accrual or renegotiated status as well as payments and pay-offs on such loans tend to benefit both net interest margin and NII since the earning asset base includes a higher volume of assets for which interest income is currently being recognized.
      - Growth in consumer loans - During the fourth quarter of 1992 and continuing throughout 1993 the Corporation's consumer loan portfolio, including home equity and automobile loans, increased a net $809.4 million.
      - Lower funding costs - As market interest rates have generally declined since 1991, the average rates for both interest-earning assets and interest-bearing funding sources have fallen. However, the average cost to the Corporation of interest-bearing funds has fallen at a faster rate than the general market decline, partly due to the maturity of almost $1.4 billion of brokered deposits (most of which matured in mid- 1992) and other high rate retail certificates of deposit ("CDs") issued during 1990 and 1991 and partly due to the favorable effect of the Corporation's liability-sensitive gap position during the period (see "Asset and Liability Management-Interest Sensitivity Management").
      - An increase in the proportion and amount of noninterest-bearing funding sources (primarily demand deposits) - Average noninterest-bearing funding sources amounted to nearly 20 percent of average interest-earning assets in 1993 as compared with approximately 15 percent and 12 percent in 1992 and 1991, respectively.



















      20 1OF2
MANAGEMENT'S ANALYSIS (continued)

TABLE V - SUMMARY OF AVERAGE BALANCES WITH RESULTANT INTEREST AND AVERAGE RATES

                                                1993                        1992                        1991
                                   __________________________   __________________________    _________________________
                                            INTEREST                     Interest                    Interest
                                   AVERAGE   INCOME/  AVERAGE   Average   Income/  Average    Average Income/   Average
(In millions)                      BALANCE   EXPENSE     RATE   Balance   Expense     Rate    Balance Expense      Rate
_______________________________________________________________________________________________________________________
LOANS
   Actual                          $ 8,510      $655     7.69%  $11,016    $  834     7.57%   $15,583  $1,421      9.12%
   Continuing Entities               8,510       655     7.69     9,800       723     7.38     11,787   1,038      8.81
                                   _______      ____     ____   _______    ______     ____    _______  ______      ____
ALL OTHER INTEREST-EARNING
 Assets
   Actual                            3,880       162     4.18     3,753       218     5.81      4,224     309      7.31
   Continuing Entities               3,880       162     4.18     3,496       199     5.69      3,257     236      7.24
                                   _______      ____     ____   _______    ______     ____    _______  ______      ____
TOTAL INTEREST-EARNING ASSETS
   Actual                           12,390       817     6.59    14,769     1,052     7.12     19,807   1,730      8.73
   Continuing Entities              12,390       817     6.59    13,296       922     6.94     15,044   1,274      8.47
                                   _______      ____     ____   _______    ______     ____    _______  ______      ____
INTEREST-BEARING DEPOSITS
   Actual                            9,166       263     2.87    11,538       483     4.19     16,026   1,012      6.31
   Continuing Entities               9,166       263     2.87    10,218       424     4.15     11,803     744      6.31
                                   _______      ____     ____   _______    ______     ____    _______  ______      ____
ALL OTHER INTEREST-BEARING
 SOURCES OF FUNDS
   Actual                              791        48     6.07       968        59     6.08      1,369      93      6.79
   Continuing Entities                 791        48     6.07       953        59     6.15      1,090      80      7.29
                                   _______      ____     ____   _______    ______     ____    _______  ______      ____
INTEREST-FREE SOURCES OF FUNDS
   Actual                            2,433        --       --     2,263        --       --      2,412      --        --
   Continuing Entities               2,433        --       --     2,125        --       --      2,151      --        --
                                   _______      ____     ____   _______    ______     ____    _______  ______      ____
NET INTEREST INCOME/NET INTEREST
 MARGIN
   Actual                                       $506     4.08%             $  510     3.45%            $  625      3.15%
   Continuing Entities                           506     4.08                 439     3.30                450      2.99
                                                ____     ____              ______     ____             ______      ____














      20 2OF2

TABLE VI- ANALYSIS OF CHANGES IN NET INTEREST INCOME(1)
                                                                1993 vs. 1992                         1992 vs. 1991
                                                 ____________________________________    ___________________________________
(In thousands)                                      Volume(4)       Rate(4)     Total       Volume(4)      Rate(4)     Total
____________________________________________________________________________________________________________________________
INCREASE (DECREASE) IN
 INTEREST INCOME
   Interest-bearing deposits                     $  13,157     $    (707)   $  12,450    $  (9,515)   $  (7,430)   $ (16,945)
   Other short-term investments                     20,161           932       21,093       (9,587)     (23,174)     (32,761)
   Investment securities                           (50,630)      (38,743)     (89,373)      (4,458)     (36,557)     (41,015)
   Commercial, financial and
    foreign loans (2)(3)                          (100,317)       40,949      (59,368)    (157,103)     (96,235)    (253,338)
   Real estate loans(2)(3)                         (86,912)          353      (86,559)    (134,336)     (85,673)    (220,009)
   Loans to individuals(2)(3)                       (9,595)      (23,417)     (33,012)     (79,861)     (33,757)    (113,618)
                                                 _________     _________    _________    _________    _________    _________
     Total interest-earning assets                (214,136)      (20,633)    (234,769)    (394,860)    (282,826)    (677,686)
                                                 _________     _________    _________    _________    _________    _________
      20 2OF2

 INTEREST EXPENSE
   Domestic savings and time deposits              (86,890)     (133,241)    (220,131)    (239,648)    (288,129)    (527,777)
   Overseas branch deposits                            (55)          (82)        (137)        (414)        (455)        (869)
   Short-term borrowings                            (3,989)       (1,766)      (5,755)     (16,959)     (16,459)     (33,418)
   Long-term debt                                   (4,329)         (803)      (5,132)      (1,721)       1,018         (703)
                                                 _________     _________    _________    _________    _________    _________
     Total interest-bearing sources of funds
      used to finance interest-earning assets      (95,263)     (135,892)    (231,155)    (258,742)    (304,025)    (562,767)
                                                 _________     _________    _________    _________    _________    _________
Change in net interest income                    $(118,873)    $ 115,259    $  (3,614)   $(136,118)   $  21,199    $(114,919)
                                                 =========     =========    =========    =========    =========    =========
CONTINUING ENTITIES (5)
 INCREASE (DECREASE) IN
   Total interest-earning assets                 $(112,074)    $   6,823    $(105,251)   $(147,438)   $(204,067)   $(351,505)
   Total interest-bearing sources of funds used
    to finance interest-earning assets             (47,978)     (124,055)    (172,033)     (97,512)    (243,225)    (340,737)
                                                 _________     _________    _________    _________    _________    _________
CHANGE IN NET INTEREST INCOME                    $ (64,096)    $ 130,878    $  66,782    $ (49,926)   $  39,158    $ (10,768)
                                                 =========     =========    =========    =========    =========    =========

(1)  For average balances and average rates earned and paid see "Comparative Consolidated Average Balance Sheet with
     Resultant Interest and Average Rates" on pages 72 and 73.
(2)  Includes income from loan fees which is not significant.
(3)  Includes nonaccrual loans.
(4)  The changes which cannot be attributed solely to changes in balances (volume) or to changes in rates are allocated to these categories on the basis of their respective percentage changes.
(5)  Data for Continuing Entities has been presented consistant with actual data (see footnotes 2 through 4 above).









      21 1OF2
                                         Midlantic Corporation and Subsidiaries

Average interest-earning assets on a Continuing Entity basis declined $905.2 million in 1993 and $1.7 billion in 1992. Included in these amounts was a decline in average loans amounting to $1.3 billion and $2.0 billion in 1993 and 1992, respectively. The net decline in earning assets reflects lower levels of overall funding which was partially due to the previously-noted maturity of brokered deposits and the Corporation's intention to reduce its dependence upon large CDs (CDs in denominations of over $100,000, both domestic and foreign) and short-term borrowings. In addition, there is some evidence that the decline in the level of interest-bearing deposits may also partially be a result of a movement of depositors' funds to non-deposit instruments. For example, Midlantic has witnessed the proceeds of some of its interest-bearing deposits being invested in the Compass Capital Group, Midlantic's proprietary mutual fund group.

The decrease in average loans reflected weakened loan demand, principal paydowns and payoffs, the sale and/or securitization of certain loans, charge-offs and transfers to OREO. While consumer loans have increased during the past several quarters, commercial loan demand has been weak in Midlantic's market area (commercial loan demand having only recently begun to show signs of improvement). Consequently, total new commercial loan generation has been less than the aggregate of principal reductions in nonaccrual loans along with payments and maturities in the remaining commercial loan portfolio.


PROVISION FOR LOAN LOSSES
The provision for loan losses represents a charge to earnings for the purpose of maintaining an adequate allowance for loan losses. Midlantic's provision for loan losses declined significantly in 1993 to a level of $79.0 million (which included $20.0 million provided in connection with charge-offs on those loans identified for bulk sale in 1994) as compared with $137.9 million in 1992 and $640.4 million in 1991. Lower provisioning levels during the past two years reflect improvement in the Corporation's asset quality and stabilizing economic conditions in Midlantic's market areas during that period. For a further discussion of the allowance for loan loss methodology, see "The Lending Function - Allowance for Loan Losses."


NONINTEREST INCOME AND NONINTEREST EXPENSES
Tables VII and VIII detail noninterest income and noninterest expenses. The discussion under this heading, unless otherwise stated, addresses the data presented for 1993 and for the Continuing Entities in the prior two year period.

Noninterest Income
1993 VS. 1992 - Excluding nonrecurring net gains on the disposition of securities and certain other assets, noninterest income of $188.1million in 1993 decreased by $2.5 million or 1.3 percent.

Trust income, which amounted to $41.5 million in 1993, remained level when compared to 1992. Trust fees were unfavorably affected by the termination of a small number of employee benefit accounts, but benefited from higher levels of investment advisory fees from the "Compass Capital Group," Midlantic's proprietary mutual fund group and fees generated from "Enhanced Asset Management," a financial tool that matches asset allocation to the trust or investment client's risk and return objectives. At the end of 1993, Midlantic's trust assets totalled $9.7 billion, of which $5.6 billion were under discretionary management.
      21 2OF2

TABLE VII - NONINTEREST INCOME
                                                                                      1992                   1991
                                                              1993        1992  Continuing       1991  Continuing
(In thousands)                                              Actual      Actual    Entities     Actual    Entities
_________________________________________________________________________________________________________________
Trust income                                              $ 41,459    $ 46,776    $ 41,554   $ 56,156    $ 42,062
Service charges on deposit accounts                         78,815      79,478      72,418     78,188      63,466
Mortgage banking fees                                           --       6,361          --     32,459          --
Net gains on disposition of assets and other
 nonrecurring income                                            --      35,208      35,208      6,796       6,796
Income earned on factoring receivables                      15,823      16,705      16,705     20,404      20,404
Miscellaneous
  International and foreign exchange fees                    7,393       9,441       9,175     14,337      12,913
  Automated teller fees                                      6,518       5,601       5,531      4,708       4,461
  Safe deposit fees                                          4,311       4,867       4,437      5,561       4,556
  Commitment fees on revolving lines of credit               4,583       5,432       5,287      5,986       5,867
  Merchant discount and other credit card-related fees       3,163       5,401       4,861      5,936       4,680
  Other (primarily fees and nonbank income)                 26,023      32,873      30,607     29,738      24,551
                                                          ________    ________    ________   ________    ________
        Total miscellaneous                                 51,991      63,615      59,898     66,266      57,028
                                                          ________    ________    ________   ________    ________
Total noninterest income before securities transactions    188,088     248,143     225,783    260,269     189,756
Investment securities gains (losses)                         7,005      52,753      52,753     (2,890)     (2,217)
                                                          ________    ________    ________   ________    ________
Total noninterest income                                  $195,093    $300,896    $278,536   $257,379    $187,539
                                                          ========    ========    ========   ========    ========




























      22 1of2
MANAGEMENT'S ANALYSIS (continued)

Service charges on deposits advanced $6.4 million or 8.8 percent in 1993 as a result of the repricing of services.

Net investment securities gains amounted to $7.0 million in 1993 (gross gains of $7.5 million and gross losses of $464 thousand) and $52.8 million in 1992 (gross gains of $57.0 million and gross losses of $4.2 million). Gains in 1993 were primarily realized from the first quarter 1993 sale of $562 million of U.S. Treasury securities that had been identified for sale in 1992. In 1992, Midlantic sold $2.2 billion of U.S. Treasury securities and $75.6 million of obligations of states and political subdivisions as part of a balance sheet repositioning program (see "Investment Securities").

A decline in mortgage banking fees is largely attributable to the first quarter 1992 sale of Midlantic's former mortgage banking subsidiary, Midlantic Home Mortgage Corporation ("MHMC"). However, as part of Midlantic's efforts to offer its customers a complete line of banking services, the Corporation began originating residential mortgage loans in 1993. Fees earned on the origination of these loans are recorded as interest income.

Income earned on factoring receivables decreased $882 thousand or 5.3 percent, reflecting a lower volume of business activity.

In 1992, net gains on the sales of subsidiaries and assets amounted to $35.2 million which included an aggregate net gain of $15.5 million on the sales of MHMC and Midlantic's four banking subsidiaries in New York state (the "New York Banks") and $19.7 million of other gains including those realized on the securitization and/or sale of automobile and certain other loans.

Other noninterest income, which includes among other things, letters of credit and international fee income, automated teller fees and computer service fees, amounted to $52.0 million and $59.9 million in 1993 and 1992, respectively. The decline in other noninterest income reflected reductions in international fees and certain other fee income sources resulting from a lower level of business activity, partially offset by a rise in automated teller fees.

1992 VS. 1991 - Noninterest income in 1992 rose $91.0 million or 48.5 percent over 1991. However, had nonrecurring net gains or losses on the disposition of assets and securities been excluded, the increase would have amounted to a more modest $7.6 million or 4.2 percent.

Recurring noninterest income was favorably affected by increases in deposit service charge income reflecting the repricing of services ($9.0 million or 14.1 percent), which was partially offset by a decline in income earned on factoring receivables resulting from a lower level of business activity ($3.7 million). Trust fees and miscellaneous noninterest income were relatively unchanged when compared with the prior year.

Net gains on the disposition of assets in 1992 and 1991 amounted to $35.2 million and $6.8 million, respectively. In 1991, an aggregate gain of $68.9 million was realized on subsidiaries and assets sold during the year offset by a $62.1 million estimated loss recorded on the then planned sales of the New York Banks. This loss was accounted for as a reduction of the remaining intangible value recorded at the time Midlantic acquired the New York Banks.




      22 2OF2
Transactions in the investment securities portfolio resulted in net gains of $52.8 million in 1992 compared to net losses of $2.2 million in 1991 (gross losses of $7.1 million and gross gains of $4.9 million). Losses in 1991 resulted primarily from the write-down or sale of certain equity securities partially offset by gains realized on the sale of certain obligations of states and political subdivisions, the U.S. government or its agencies.

Noninterest Expenses
1993 VS. 1992 - The Corporation's core operating expenses (total noninterest expenses excluding OREO charges, restructuring charges, FDIC assessment charges and nonrecurring expenses) fell $18.2 million or 4.1 percent in 1993 reflecting the favorable impact of the full-implementation of the FOCUS '92 program. The efficiency ratio (total noninterest expenses excluding OREO and nonrecurring charges as a percent of net interest income plus noninterest income adjusted for nonrecurring gains or losses) also improved, amounting to 66.8 percent for the full year 1993 (improving to 62.9 percent by the fourth quarter of 1993) as compared with 76.0 percent in 1992, reflecting the Corporation's efforts to increase revenue and reduce expenses.

Salary and benefit expenses, which comprise a substantial portion of noninterest expenses, declined in 1993 ($5.5 million or 2.4 percent). The FOCUS '92 program identified numerous efficiencies which enabled the Corporation to reduce significantly the size of its staff. At December 31, 1993, Midlantic employed 5,090 employees (on a full-time equivalent basis) compared to 5,748 at December 31, 1992. Overall, since the mid-1992 commencement of the implementation of FOCUS '92 to year-end 1993, the Corporation's full-time equivalent staff count has fallen by 1,557 or 23.4 percent. Expenses in 1993 also included contributions by the Corporation during the latter part of the year into a recently established "401(k)" employee savings plan as well as increases in certain other fringe benefit expenses (including health and life insurance contributions).

Expenses for premises and fixed assets (net occupancy and equipment rental expenses) fell $5.2 million or 6.8 percent in 1993. The decline in these expenses resulted from the closing of 15 branches during 1992 (and the resultant decline in depreciation expenses), the renegotiation of equipment rental contracts and a lower overall volume of equipment rentals, partially attributable to the implementation of FOCUS '92.

Expenses for OREO include adjustments to the carrying value of certain OREO properties to approximate net realizable value, gains or losses (if any) on the sale of OREO properties and operating expenses, net of rental income, on OREO properties. In total, OREO expenses amounted to $134.3 million in 1993 as compared with $96.3 million in 1992. Included in 1993 OREO expenses were special provisions of $58.0 million against those OREO properties that were sold in bulk sales or transferred to other assets as assets held for accelerated disposition. Such special provisions represented adjustments to carrying values necessary in the Corporation's judgment to reflect the net realizable value of those assets when liquidated in an accelerated manner in bulk sales transactions. Excluding the special provisions,









      23 1of2
                                         Midlantic Corporation and Subsidiaries

TABLE VIII - NONINTEREST EXPENSES
                                                                                 1992                   1991
                                                          1993       1992  Continuing       1991  Continuing
(In thousands)                                          ACTUAL     Actual    Entities     Actual    Entities
____________________________________________________________________________________________________________
Salaries and benefits                                 $219,332   $257,221    $224,785   $345,679    $254,165
Net occupancy                                           44,622     51,410      45,028     61,566      47,403
Equipment rental and expense                            26,881     35,776      31,686     43,529      33,366
OREO, net
  Provision for OREO                                   130,545     77,132      74,624    102,038      99,138
  Other                                                  3,792     22,612      21,683     20,961      20,063
                                                      ________   ________    ________   ________    ________
    Total OREO expense                                 134,337     99,744      96,307    122,999     119,201
                                                      ________   ________    ________   ________    ________
FDIC assessment charges                                 33,841     34,090      30,509     40,433      30,633
Legal and professional fees                             51,511*    51,403      49,294     50,803      46,076
Miscellaneous
  Amortization of goodwill and other intangibles         6,334      7,696       6,581     22,741      19,727
  Courier services, moving and postage                  13,627     16,748      14,551     19,482      14,571
  Business development, including advertising            5,694      9,147       7,118     15,032       9,392
  Printing, stationery and supplies                      5,988     10,300       9,388     12,957       8,708
  Telephone                                              8,388     10,296       8,893     12,241       8,946
  Other (recurring)                                     51,235     56,418      50,607     66,381      44,936
  Other (nonrecurring)                                      --     22,500      22,500     14,496      14,496
                                                      ________   ________    ________   ________    ________
    Total miscellaneous                                 91,266    133,105     119,638    163,330     120,776
                                                      ________   ________    ________   ________    ________
Total noninterest expenses                            $601,790   $662,749    $597,247   $828,339    $651,620
                                                      ========   ========    ========   ========    ========

*Includes $3.856 million of nonrecurring fees incurred for the implementation of a security lending program.

adjustments to the carrying value of the Corporation's foreclosed properties and in-substance foreclosures amounted to $72.5 million in 1993 ($49.9 million of which occurred during the first half of the year) as compared with $74.6 million in 1992. While the Corporation has witnessed an apparent stabilization of values in certain of its real estate markets, such as residential properties (as evidenced by statistical data, recent appraisals and increased market activity), the relatively high level of adjustments of the carrying value of OREO properties in 1993 was predominantly due to the continued deterioration in values and market stagnation in certain other real estate markets including office buildings, land and industrial/warehouse, although such deterioration in values is modest when compared to the deterioration in values experienced during the preceding four years. The Corporation anticipates that in the absence of deteriorating market conditions, adjustments to carrying values in 1994 should decline from the amounts expensed during 1993. Operating expenses, which represent those costs incurred in holding OREO properties, net of rental income, fell to $3.8 million in 1993 from $21.7 million in 1992, primarily reflecting a higher level of rental income and an overall decline in the cost of holding OREO resulting from improved efficiencies in managing OREO properties and a faster turnover of the OREO portfolio.


      23 2of2

FDIC assessment charges increased $3.3 million or 10.9 percent in 1993 as a result of an increase in the premium paid by Midlantic's bank subsidiaries. Effective January 1, 1993, the FDIC initiated a risk-based assessment system. Under this system, the assessment for the strongest financial institutions remained at the 1992 base rate of $.23 per $100 of deposits, while a premium of $.03 to $.08 was imposed for weaker institutions. Midlantic's bank subsidiaries initially paid premiums at the higher end of this range. However, such premiums were reduced somewhat during 1993 and are expected to decline again in 1994.

Legal and professional fees of $51.5 million increased by $2.2 million or 4.5 percent compared to the $49.3 million incurred in 1992. The level of legal and professional fees during the past three years has been significantly affected by loan workout expenses and a high volume of appraisals on OREO properties and the underlying collateral supporting certain loans. In 1993, expenses incurred for loan workouts and appraisals declined modestly. This decline was offset by an increase in certain commissions relating to consumer loan originations and administrative expenses related to the implementation of Midlantic's 401(k) employee savings plan. The Corporation also incurred $3.9 million of one-time expenses for the implementation of a security lending program (see "The Lending Function-Loan Portfolio"). Midlantic expects that as the level of problem assets declines over time, legal and professional fees should also decline. In 1992, the Corporation incurred restructuring charges of $22.5 million with respect to the implementation of FOCUS '92. All other noninterest expenses fell $5.9 million or 6.0 percent in 1993. Lower expense levels were reflected in many categories but these were offset, in part, by a $4.2 million expense incurred in 1993 representing an adjustment related to subsidiaries sold.


1992 VS. 1991 - Noninterest expenses declined $54.4 million or 8.3 percent in 1992. Excluding OREO expenses, FDIC assessment charges, restructuring charges and other nonrecurring expenses, noninterest expenses would have declined $39.4 million or 8.1 percent.

Salary and benefit expenses decreased $29.4 million or 11.6 percent. Most of this decline was attributable to reductions in staff levels during the latter part of 1992 as a result of FOCUS '92.

OREO expenses amounted to $96.3 million in 1992 compared to $119.2 million in 1991. Adjustments to the carrying value of OREO properties to net realizable value (fair value in 1991) amounted to $74.6 million and $99.1 million in 1992 and 1991, respectively. The remaining expenses ($21.7 million in 1992 and $20.1 million in 1991) primarily reflected operating costs, net of rental income, on OREO properties.














      24 1of2
MANAGEMENT'S ANALYSIS (continued)

Legal and professional fees increased $3.2 million or 7.0 percent to a level of $49.3 million in 1992. Expense levels in both years reflected expanded loan workout costs and appraisal fees.

FDIC assessment charges remained relatively flat in 1992 amounting to $30.5 million as compared with $30.6 million in 1991. The assessment rate over the period amounted to $.195 per $100 of deposits for the first six months of 1991, increasing to $.23 for the remaining six months of 1991 and for the year 1992. Partially offsetting the overall increase in the assessment rate in 1992 vs. 1991 was a decline in Midlantic's total deposits during the same period.

Restructuring expenses amounted to $22.5 million in 1992 and $3.1 million in 1991. Expenses in 1992 were incurred for the implementation of FOCUS '92, while in 1991 expenditures were incurred for severance payments for the termination of certain employees resulting from efficiencies realized in the merger of MNB and MNB/North.

Also affecting the decrease in noninterest expenses in 1992 was a decline of $13.1 million on amortization expenses on goodwill and other intangibles which resulted from the 1991 write-off of a substantial portion of the intangibles associated with the New York Banks. Additionally, a fraud loss involving equipment lease collateral securing a commercial loan of $11.4 million was incurred in 1991. The $4.0 million increase in all other noninterest expenses primarily reflected higher computer servicing, insurance and examination expenses, partially offset by a reduction in business development expenses.

POSTRETIREMENT AND POSTEMPLOYMENT BENEFIT EXPENSES
In the first quarter of 1993, the Corporation adopted Financial Accounting Standards ("FAS") No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires that the projected future cost of providing postretirement health care and other benefits be recognized on an accrual basis during the periods employees provide services to earn those benefits. The transition obligation, which is the unfunded and unrecognized accumulated postretirement benefit obligation for all plan participants at the time of adoption, is amortized by the Corporation (at its election) on a straight-line basis over a period of 20 years, beginning in 1993 and is included as a component of net periodic postretirement benefit cost. The net periodic postretirement benefit cost for 1993, including such amortization expense, amounted to $10.3 million. For the year 1992, actual postretirement expenses, which were expensed as incurred, were $6.3 million.

In November 1992, the Financial Accounting Standards Board ("FASB") issued FAS No. 112 "Employers' Accounting for Postemployment Benefits," which is effective for fiscal years beginning after December 31, 1993. FAS No. 112 requires accrual accounting for postemployment benefits (benefits such as severance and disability payments to former or inactive employees after employment but before retirement), under the following circumstances: if the employees' rights to postemployment benefits are attributable to services already rendered and the rights to those benefits accumulate or vest, and if payment of the benefits is probable and the amount of the benefits can be reasonably estimated. If the four criteria mentioned cannot be met, the employer should accrue an obligation for these benefits when payment is both probable and estimable. Based upon current estimates, the Corporation will recognize, in the first quarter of 1994, a charge to earnings ranging from $7 million to $8 million, net of income taxes, resulting from the cumulative effect of this change in accounting principle. The Corporation presently accounts for postemployment benefits on a "pay-as-you-go" basis.
      24 2of2

INCOME TAXES
Adoption Of FAS No. 109
In the first quarter of 1993, Midlantic adopted FAS No. 109 "Accounting for Income Taxes," which required a shift from the "deferred tax method," formerly utilized, to the "liability method" of accounting for income taxes and the establishment, when required, of a valuation allowance for deferred tax assets. Midlantic adopted FAS No. 109 by recognizing the effect of adoption as a cumulative change in accounting principle. The adoption of FAS No. 109 provided the Corporation with an income credit, recognized in the first quarter of 1993, of $39.0 million or $.74 per fully diluted common share reflecting the cumulative effect of the change in accounting principle.

General
In 1993, the Corporation recorded an income tax benefit of $111.0 million as compared with an income tax expense of $2.8 million in 1992 and an income tax benefit of $43.5 million in 1991.

The income tax benefit recorded in 1993, which is exclusive of the cumulative effect of Midlantic's adoption of FAS No. 109, was primarily comprised of a tax benefit related to a reduction in the valuation reserve associated with deferred tax assets, as required by FAS No. 109.

As of December 31, 1993, Midlantic's net deferred tax asset balance included a $106.8 million valuation allowance which represents, for reporting purposes, unrecognized future federal and state income tax benefits. Midlantic intends to reduce this valuation allowance during 1994, based on management's estimation at this time of continuing profitability and projected future taxable income, such that by year-end 1994, Midlantic's remaining valuation allowance will relate entirely to specific tax attributes (such as net operating loss carryforwards, tax credit carryforwards, etc.) on which Midlantic has determined that it is uncertain as to their ultimate realization in whole or in part.


























      25 1of2
                                         Midlantic Corporation and Subsidiaries

Based upon the accounting principles that existed prior to the effective date of FAS No. 109, for the early portion of 1991, Midlantic recognized federal income tax benefits generated by its pretax losses. However, for the remaining portion of 1991 and for the year 1992, the Corporation was not able to recognize federal income tax benefits as it had fully exhausted its ability to carryback its reported net operating losses against prior eligible years' reported earnings. Income tax expenses in 1992 reflected state and local income taxes as no federal income tax expense or benefit was recognized.


MONEY MARKET INVESTMENTS
Money market investments include federal funds sold, term federal funds sold, repurchase agreements, commercial paper and interest-bearing deposits in other banks (certificates of deposit and eurodollars). Presently, Midlantic invests a sizable portion of its available funds in money market investments, the majority of which have a remaining maturity of three months or less. On average, such investments amounted to $1.9 billion or 15.7 percent of interest earning assets, as compared with $1.0 billion or 6.8 percent of interest-earning assets in 1992 and $1.4 billion or 6.9 percent of interest-earning assets in 1991. The Corporation anticipates that over time a portion of these liquid assets will be utilized to fund loan demand.

TABLE IX - AVERAGE INVESTMENT SECURITIES AND MONEY MARKET INVESTMENTS

                                                                 INCREASE (DECREASE)
                                                                 __________________
(In millions)                         1993      1992      1991       1993      1992
___________________________________________________________________________________
AVERAGE INVESTMENT SECURITIES
  Actual                            $1,935    $2,744    $2,858      $(809)    $(114)
  Continuing Entities                1,935     2,423     1,886       (488)      537
                                    ______    ______    ______      _____     _____
AVERAGE MONEY MARKET INVESTMENTS
  Actual                             1,945     1,009     1,366        936      (357)
  Continuing Entities                1,945     1,073     1,371        872      (298)
                                    ______    ______    ______      _____     _____

INVESTMENT SECURITIES
Investment securities averaged $1.9 billion in 1993, $2.7 billion in 1992 and $2.9 billion in 1991. The net unrealized appreciation of the investment securities portfolio amounted to $12.4 million at December 31, 1993 ($13.9 million of gross unrealized gains and $1.5 million of gross unrealized losses), $10.9 million at December 31, 1992 ($19.6 million of gross unrealized gains and $8.7 million of gross unrealized losses) and $80.5 million at December 31, 1991 ($88.6 million of gross unrealized gains and $8.1 million of gross unrealized losses). The Corporation's investment securities portfolio is primarily comprised of short-term U.S. Treasury obligations and longer-term mortgage-backed securities issued by agencies sponsored by the U.S. government.





      25 2of2

During 1992, following an extensive analysis of Midlantic's investment portfolio, the Corporation identified $1.9 billion of U.S. Treasury securities that might be sold prior to their contractual maturities for purposes of interest-sensitivity and balance sheet positioning. During the fourth quarter of 1992, $1.3 billion of U.S. Treasury securities were actually sold and $562.4 million of U.S. Treasury securities that remained identified for possible sale were sold during the first quarter of 1993. Prior to the fourth quarter of 1992, the Corporation also sold $868.9 million of U.S. Treasury securities and most of its remaining outstanding obligations of states and political subdivisions. The tax-free nature of interest income on such securities had diminished value to Midlantic in light of the Corporation's tax position. The majority of securities remaining in the investment portfolio as of December 31, 1993 are intended to be held to their contractual maturities. A substantial portion of such investments are currently being utilized for present or foreseeable pledging requirements for various public deposit gathering initiatives and as a source of collateral for other ongoing business purposes. Securities held in Midlantic's trading account, which amounted to $19.4 million at December 31, 1993, are carried at market value.

The average maturity of Midlantic's investment securities portfolio approximated three years at both December 31, 1993 and 1992.

At year-end 1993, Midlantic held aggregate investments with the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, which comprised 61.3 percent and 33.5 percent of shareholders' equity, respectively. These mortgage-backed securities are sponsored by the United States government and have little or no inherent credit risk.

Obligations of states and municipalities (excluding those in the trading account) and other securities amounted to $5.3 million and $68.4 million, respectively, at December 31, 1993. Other securities included Federal Reserve Bank stock of $24.0 million, Mexican Bonds collateralized by zero coupon U.S. Treasury securities with a book value of $33.3 million, other debt securities of $8.3 million and equity securities of $2.8 million.

In May 1993, the FASB issued FAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," which is effective for fiscal years beginning after December 15, 1993. FAS No. 115 establishes the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. In accordance with FAS No. 115, those investments will be classified into three categories: (1) held to maturity securities, which Midlantic has both the positive intent and ability to hold until maturity, will be reported at amortized/accreted cost; (2) trading securities, which are purchased and held principally for the purpose of selling in













      26 1of2
MANAGEMENT'S ANALYSIS (continued)

the near term, will be reported at fair value with unrealized gains and losses included in earnings; and (3) available-for-sale securities, which do not meet the criteria of the first two categories, will be reported at fair value with unrealized gains and losses, net of applicable income taxes, reported as a separate component of shareholders' equity and excluded from earnings. Midlantic estimates that FAS No. 115, which it will adopt in the first quarter of 1994, will have no material impact on its financial condition or results of operations at the time of adoption.

THE LENDING FUNCTION
A principal business activity of the Corporation is to finance the borrowing needs of its diverse customer base. The following is a discussion of Midlantic's lending function including its loan portfolio, credit administration, allowance for loan losses and asset quality.

Loan Portfolio
Average loans amounted to $8.5 billion in 1993 as compared with $9.8 billion and $11.8 billion in 1992 and 1991, respectively, for the Continuing Entities. The decline in 1993 from the 1992 level reflects a number of factors including loans sold or held for sale ($437.7 million), loans charged off ($199.4 million) and loan payments and maturities during a period when new loan growth in many of the Corporation's markets was relatively minimal. The composition of Midlantic's loan portfolio, for each of the past three years, is indicated in Table X.

Historically, Midlantic has channeled a substantial amount of financing to real estate development in its core market area and to medium-sized businesses. Compared to periods prior to 1990, recent real estate development has been generally slow. The Corporation's current lending focus has shifted to increasing its market share of retail (consumer) lending while continuing to serve the financial requirements of small and medium-sized industrial and service businesses and certain well-capitalized and established real estate borrowing relationships.

Throughout the past three years the Corporation's loan portfolio has contracted for the following reasons:

   - The downturn in economic conditions during the period from 1989 to 1992, followed by a shallower than normal recovery, particularly in Midlantic's market areas, have unfavorably affected loan demand in virtually all sectors including real estate, commercial industries and consumer.

   - Contributing to the decline in loan receivables were loan payments and payoffs, including normal loan amortization and payments and pay-offs resulting from the determination of many companies to replace their existing debt by either capital formation or securing more favorable terms on their debt in an extremely low interest rate environment.

   - In 1993, Midlantic sold through bulk sales or identified for possible bulk sale $437.7 million of commercial real estate loans. In 1992, the Corporation securitized and sold over $400 million of automobile loans. In 1991, approximately $55 million of commercial loans were sold.

   -  Loan charge-offs aggregated $1.0 billion during the past three years.

   - Loan foreclosures and transfers of loans to in-substance foreclosures ("ISFs") aggregated $703.9 million since year-end 1990.
      26 2of2

To a very large extent, future loan growth depends upon improvements in national and, particularly, regional economic conditions. While the volume of consumer lending increased in 1993, commercial and financial loan outstandings continued to decline. Management believes that meaningful growth in the commercial loan portfolio may tend to occur when business conditions improve.

TABLE X - AVERAGE LOAN PORTFOLIO

                                         PERCENT             Percent              Percent
(In millions)                     1993  OF TOTAL       1992 of Total        1991 of Total
_________________________________________________________________________________________
COMMERCIAL, FINANCIAL AND
 FOREIGN
  Actual                        $3,097      36.4%   $ 4,273     38.8%   $  6,281     40.3%
  Continuing Entities            3,097      36.4      3,890     39.7       5,071     43.0
                                ______     _____    _______    _____    ________    _____
CONSTRUCTION AND DEVELOPMENT
  Actual                         1,154      13.6      1,772     16.1       2,383     15.3
  Continuing Entities            1,154      13.6      1,746     17.8       2,264     19.2
                                ______     _____    _______    _____    ________    _____
LONG-TERM COMMERCIAL MORTGAGE
  Actual                         1,838      21.6      2,219     20.1       2,944     18.9
  Continuing Entities            1,838      21.6      1,914     19.5       1,949     16.5
                                ______     _____    _______    _____    ________    _____
1-4 FAMILY RESIDENTIAL
  Actual                           471       5.5        697      6.3       1,112      7.1
  Continuing Entities              471       5.5        494      5.1         554      4.7
                                ______     _____    _______    _____    ________    _____
LOANS TO INDIVIDUALS
  Actual                         1,950      22.9      2,055     18.7       2,863     18.4
  Continuing Entities            1,950      22.9      1,756     17.9       1,949     16.6
                                ______     _____    _______    _____    ________    _____
TOTAL LOANS
  Actual                        $8,510     100.0%   $11,016    100.0%    $15,583    100.0%
  Continuing Entities            8,510     100.0      9,800    100.0      11,787    100.0
                                ======     =====    =======    =====     =======    =====


















      27 1of3
                                         Midlantic Corporation and Subsidiaries

COMMERCIAL AND FINANCIAL LOANS - Commercial and financial loans largely represent working capital and term financing for small and medium-size businesses. Weakened economic conditions in Midlantic's market areas over the past several years have unfavorably impacted most commercial borrowers. Partly as a result of this, average commercial and financial loans on a Continuing Entity basis have declined in each of the past two years ($793.5 million in 1993 and $1.2 billion in 1992). Midlantic's commercial loan portfolio is diverse and reflects the industrial composition of its core markets (see Table
XI). The Corporation has begun to avail itself of opportunities in expanding its commercial loan portfolio. However, such expansion is highly dependent upon the strength of the recovery in the regional economy.

TABLE XI - COMMERCIAL, FINANCIAL AND FOREIGN LOANS BY INDUSTRY CLASSIFICATION AT
DECEMBER 31, 1993
                                                                    Percent
                                                         Amount          of
(In thousands)                                      Outstanding       Total
___________________________________________________________________________
Agriculture, forestry and fishing                    $    6,345          .2%
Mining                                                   32,123         1.1
Manufacturing
  Lumber/wood products                                   43,752         1.5
  Paper/allied products                                  68,715         2.4
  Printing and publishing                                55,289         1.9
  Chemicals/allied products                              61,234         2.1
  Rubber and miscellaneous plastics                      44,308         1.5
  Fabricated metal                                       76,712         2.7
  Machinery and equipment                               102,858         3.6
  Other manufacturing                                   168,476         5.8
Transportation                                           88,955         3.1
Communications                                           81,502         2.8
Wholesale trade
  Durable                                               209,547         7.2
  Nondurable                                            179,446         6.2
Retail trade
  Food and general merchandise stores                    73,533         2.5
  Auto dealers/service                                  125,076         4.3
  Restaurants                                            31,128         1.1
  Other retail trade                                     90,328         3.1
Finance, insurance and real estate
  Depository and nondepository institutions              62,574         2.2
  Real estate                                           262,922         9.1
  Holding and investment companies                       56,705         2.0
  Other finance, insurance and real estate               26,168          .9










      27 2of3

Services
  Hotels and lodging places                              63,604         2.2
  Business services                                     147,081         5.1
  Auto repair and services                               57,895         2.0
  Amusement and recreation                              115,133         4.0
  Health services                                        95,656         3.3
  Legal services                                         40,106         1.4
  Memberships and organizations                          41,887         1.4
  Engineering and management                             75,796         2.6
  Other services                                         49,505         1.7
Foreign loans                                             3,492          .1
Other
  New loans in process at December 31                    56,480         1.9
  All other (primarily commercial installment loans)    203,325         7.0
                                                     __________       _____
     Total                                           $2,897,656       100.0%
                                                     ==========       =====

Commercial loans also include highly leveraged transactions ("HLTs"), which represent loans for the buyout, acquisition or recapitalization of an existing business resulting in a significant increase in the leverage of the borrower. Pursuant to the bank regulators' February 1992 revised supervisory definition of HLTs, at December 31, 1993, Midlantic had 22 reportable HLTs outstanding in the amount of $198.9 million and had committed to lend an additional $107.6 million principally to these HLT borrowers. At December 31, 1992, Midlantic had 43 reportable HLTs outstanding that amounted to $354.7 million and unfunded commitments principally to these HLT borrowers of $200.0 million. Relative to Midlantic's total loan portfolio, HLTs comprised 2.4 percent of total loans at December 31, 1993 and their contribution to total revenue was modest.

REAL ESTATE LOANS - Commercial real estate loans totalled $2.5 billion or 29.6 percent of total loans at December 31, 1993. This compares with levels of $3.4 billion or 37.7 percent of total loans at year-end 1992 and $4.4 billion or
35.0 percent of total loans at the end of 1991. At December 31, 1993, construction and development loans amounted to $834.0 million and long-term commercial real estate loans were $1.7 billion. The downturn in real estate market conditions in the Corporation's markets over the past five years has been severe. Corporate downsizing has reduced the demand for office and other commercial space and the resultant high levels of unemployment have severely weakened consumer demand resulting in what had been, until recently, a rather soft residential real estate market and unfavorably affecting other industries such as retail trade and the services industry. Since 1990, Midlantic has originated a moderate amount of new commercial real estate lending. Declines in the portfolio have primarily resulted from payments, charge-offs, transfers to OREO, bulk sales and loans transferred to assets held for accelerated disposition.

At December 31, 1993, Midlantic's commercial real estate portfolio was comprised of 26.5 percent industrial/warehouse, 22.9 percent office buildings,
16.2 percent shopping centers and other retail, 10.0 percent residential and
24.4 percent all other. At year-end 1993, financing on owner-occupied properties comprised approximately 56.1 percent of the Corporation's long-term commercial real estate portfolio.




      27 3OF3

Management's intention is to reduce commercial real estate exposure through scheduled principal reductions. However, the Corporation is strategically committed to continuing to extend credit on owner-occupied properties and to well-capitalized, established real estate developers.

Real estate financing on 1-4 family residential properties (which includes mortgage warehousing loans secured by 1-4 family properties) averaged $471.1 million in 1993 as compared with $697.3 million and $1.1 billion in 1992 and 1991, respectively. In 1992, the Corporation sold its mortgage banking subsidiary and, as a result, suspended direct financing of residential properties. During 1993, Midlantic again began to offer residential mortgage loans. 1-4 family residential mortgage loans originated in 1993 amounted to $163.3 million and at December 31, 1993, the Corporation had outstanding commitments to fund an additional $37.3 million.












































      28 1OF2
MANAGEMENT'S ANALYSIS (continued)

TABLE XII - GEOGRAPHIC DISTRIBUTION OF REAL ESTATE LOANS AT DECEMBER 31, 1993

                                     Long-term    Long-term
                 Construction and   Commercial   1-4 Family
(In thousands)  Development Loans    Mortgages  Residential        Total
________________________________________________________________________
PORTFOLIO
  New Jersey             $520,776   $  943,989     $507,875   $1,972,640
  Pennsylvania            162,847      612,422      118,545      893,814
  New York                 45,509       57,672        2,527      105,708
  Florida                  28,280        9,968        2,934       41,182
  Other                    76,601       40,706        4,751      122,058
                         ________   __________     ________   __________
    Total                $834,013   $1,664,757     $636,632   $3,135,402
                         ========   ==========     ========   ==========
NONACCRUAL SEGMENT
  New Jersey             $ 42,864   $   42,575     $    125   $   85,564
  Pennsylvania              3,542       19,250        4,351       27,143
  New York                    784          992           --        1,776
  Florida                      --           --           --           --
  Other                     2,953          614           13        3,580
                         ________   __________     ________   __________
    Total                $ 50,143   $   63,431     $  4,489   $  118,063
                         ========   ==========     ========   ==========
PERCENT OF NONACCRUAL
  TO PORTFOLIO               6.01%        3.81%         .71%        3.77%
                         ========   ==========     ========   ==========

TABLE XIII - CONSTRUCTION AND DEVELOPMENT LOANS - PROPERTY TYPE BY STATE AT DECEMBER 31, 1993

(In thousands)        New Jersey  Pennsylvania   New York   Florida     Other      Total
________________________________________________________________________________________
PORTFOLIO
  Office buildings      $138,967      $ 57,170    $14,800   $    --   $11,649   $222,586
  Shopping centers       135,760        33,384      2,908     4,000    20,479    196,531
  Residential             90,194        31,683      1,759     7,860     7,186    138,682
  Land                    42,030        24,997      3,859     1,744     5,720     78,350
  Hotels/motels           19,723         1,950        382    14,300    15,792     52,147
  Industrial/warehouse    24,764         6,795     13,646        --        --     45,205
  All other               69,338         6,868      8,155       376    15,775    100,512
                        ________      ________    _______   _______   _______   ________
    Total               $520,776      $162,847    $45,509   $28,280   $76,601   $834,013
                        ========      ========    =======   =======   =======   ========







      28 2OF2

NONACCRUAL SEGMENT
  Office buildings      $  4,416     $    291    $    --   $    --   $    --   $  4,707
  Shopping centers            --           --         --        --        --         --
  Residential              9,856        1,024        610        --        --     11,490
  Land                    18,480        2,227         --        --       803     21,510
  Hotels/motels            4,906           --         --        --        --      4,906
  Industrial/warehouse        --           --         --        --        --         --
  All other                5,206           --        174        --     2,150      7,530
                        ________     ________    _______   _______   _______   ________
    Total               $ 42,864     $  3,542    $   784   $    --   $ 2,953   $ 50,143
                        ========     ========    =======   =======   =======   ========
PERCENT OF NONACCRUAL
  TO PORTFOLIO              8.23%        2.18%      1.72%       --%     3.86%      6.01%
                        ========     ========    =======   =======   =======   ========

TABLE XIV - LONG-TERM COMMERCIAL MORTGAGE LOANS - PROPERTY TYPE BY STATE AT DECEMBER 31, 1993

(In thousands)              New Jersey  Pennsylvania   New York   Florida     Other          Total
__________________________________________________________________________________________________
PORTFOLIO
  Industrial/warehouse        $366,467      $188,712    $50,216    $1,026   $11,583     $  618,004
  Office buildings             178,636       162,427      3,246        --     6,282        350,591
  Retail businesses             86,875        55,350        429        --       460        143,114
  Apartment houses and other
   rental properties            39,029        64,481      1,001     1,488     4,840        110,839
  Hospitals, medical centers
   and nursing homes            73,370        20,101         --        --        --         93,471
  Shopping centers              10,749        49,376         --        --     5,880         66,005
  Automobile and truck sales    43,438        17,682        105        --        --         61,225
  Hotels/motels                 46,142        13,067        482        --       297         59,988
  All other                     99,283        41,226      2,193     7,454    11,364        161,520
                              ________      ________    _______    ______   _______     __________
    Total                     $943,989      $612,422    $57,672    $9,968   $40,706     $1,664,757
                              ========      ========    =======    ======   =======     ==========
NONACCRUAL SEGMENT
  Industrial/warehouse        $ 18,214      $  6,489    $   348    $   --   $    --     $   25,051
  Office buildings               3,518         1,441         --        --        --          4,959
  Retail businesses              3,452         1,099         87        --        62          4,700
  Apartment houses and other
    rental properties            2,729         1,573         --        --        --          4,302
  Hospitals, medical centers
    and nursing homes              261            --         --        --        --            261
  Shopping centers                  --         1,723         --        --        --          1,723
  Automobile and truck sales     1,362           584         --        --        --          1,946
  Hotels/motels                  1,732         5,000         --        --        --          6,732
  All other                     11,307         1,341        557        --       552         13,757
                              ________      ________    _______    ______   _______     __________
    Total                     $ 42,575      $ 19,250    $   992    $   --   $   614     $   63,431
                              ========      ========    =======    ======   =======     ==========
PERCENT OF NONACCRUAL
  TO PORTFOLIO                    4.51%         3.14%      1.72%       --%     1.51%          3.81%
                              ========      ========    =======    ======   =======     ==========

      29 1of2
                                         Midlantic Corporation and Subsidiaries

CONSUMER LOANS - Loans to individuals, which include such consumer borrowing vehicles as home equity loans (which generally represent junior liens on owner-occupied residential property), automobile loans, student loans, personal loans and overdraft checking, amounted to $2.4 billion at December 31, 1993 as compared with $1.6 billion and $2.0 billion for the Continuing Entities at year-end 1992 and 1991, respectively. The rise in consumer lending in 1993 reflected the Corporation's efforts to promote certain of its lending lines, particularly home equity loans and automobile loans. While loans to individuals declined in 1992, a major factor contributing to the decrease was the sale of over $400 million of automobile loans. Midlantic will continue to pursue consumer lending opportunities and anticipates further increases in this portfolio as consumer confidence levels grow.

TABLE XV - LOANS TO INDIVIDUALS AT DECEMBER 31, 1993

                                              Amount    Percent
(In thousands)                           Outstanding   of Total
_______________________________________________________________
Home equity and secondary mortgages       $1,230,604       50.9%
Automobile                                   806,612       33.4
Personal loans                               182,775        7.6
Student loans                                 57,959        2.4
Marine                                        53,681        2.2
Recreational vehicles                         40,367        1.7
Overdraft checking                            21,389         .9
New loans in process at December 31           18,048         .7
All other                                      3,956         .2
                                          __________      _____
   Total                                  $2,415,391      100.0%
                                          ==========      =====

FOREIGN LOANS - Foreign loans, which totalled $3.5 million at December 31, 1993, declined $76.8 million in 1993 following a $12.6 million decline in 1992. As part of the Corporation's objectives to concentrate its business in its core market area, in 1993, Midlantic exited the Hong Kong market by selling its Hong Kong-based affilate. At year-end 1992, the loan portfolio of the Hong Kong affiliate amounted to $73.5 million.

RECENT DEVELOPMENTS - In the fourth quarter of 1993, the Corporation placed $244.1 million of tax-exempt loans in a security lending program. The program will result in tax-exempt income from such loans (which is not currently advantageous to the Corporation given its present tax position) being made available to an unaffiliated third party. The Corporation invested the proceeds of the security lending program in higher-yielding taxable securities. The program is structured to allow Midlantic the opportunity to reaquire the loans at a future date. Under generally accepted accounting principles, the transaction is reported as a borrowing with the tax-exempt loans remaining on Midlantic's balance sheet and the proceeds from the program reported in short-term borrowings.




      29 2of2

In May 1993, the FASB issued FAS No. 114 "Accounting by Creditors for Impairment of a Loan," effective for fiscal years beginning after December 15, 1994. Under FAS No. 114 an impaired loan is defined as a loan for which it is probable, based on current information, that the lender will not collect all amounts due under the contractual terms of the loan agreement. FAS No. 114 requires that impaired loans be measured based upon either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Midlantic has not determined the effect of adoption and, at this time, does not plan to elect early adoption.

Credit Administration
Midlantic controls credit risk through the review and updating, where warranted, of its credit standards and lending policies.

In mid-1991, Midlantic began to centralize its credit function by making revisions to organizational, administrative and reporting requirements.

During 1991, Midlantic reorganized its asset recovery activities into two separate corporate-wide divisions, one to supervise the resolution of problem real estate assets and the other to expedite commercial loan workouts. A separate OREO resolution function was established in early 1992. During 1991 and 1992, the Corporation also devoted additional employee resources to its loan resolution efforts and to acquire and dispose of its OREO properties and reorganized and centralized its loan review function to enable more active oversight by senior credit management.

In order to minimize credit risks, Midlantic incorporates a strategy of loan diversification, accompanied by underwriting policies that require adherence to a standardized approval process and monitor outstandings to individual and related borrowers. In addition, loan to value guidelines have been established for each loan type that is collaterlized by real estate.

Midlantic's loan administration function monitors, on an on-going basis, weakening credits through the use of a system that assigns a numerical rating to each loan based upon an assessment of the degree of risk inherent in the loan. Detailed reports of loans with higher risk ratings are prepared on a quarterly basis. The originating loan officer and department head have the primary responsibilities for early recognition and proper risk rating of a deteriorating loan. Risk ratings are also independently reviewed by credit management and loan review personnel.

Allowance for Loan Losses
Through its allowance for loan loss methodology, Midlantic maintains an allowance for loan losses at a level which the Corporation considers adequate to absorb estimated loan charge-offs. At December 31, 1993, the allowance for loan losses amounted to $394.5 million compared to $663.9 million and $841.7 million at December 31, 1992 and 1991, respectively.










      30 1of2
MANAGEMENT'S ANALYSIS (continued)

Since late 1989, Midlantic's allowance for loan losses has been maintained at historically high levels relative to loans outstanding as weakened economic conditions resulted in deteriorating loan quality and a high volume of charge-offs. The allowance was reduced in 1993 reflecting a lower provisioning level as a result of improving loan quality and the Corporation's sale or designation for sale of almost $450 million of nonaccruing and other problem loans that had associated charge-offs totalling $181.9 million. Despite the reduction in the level of the allowance for loan losses, the ratio of the allowance to nonaccrual loans increased from 82 percent at year-end 1992 to 149 percent at the end of 1993.

TABLE XVI - SUMMARY OF LOAN LOSS EXPERIENCE
                                                                         YEAR ENDED DECEMBER 31
(In thousands)                                         1993          1992          1991          1990          1989
___________________________________________________________________________________________________________________
AVERAGE LOANS, NET OF UNEARNED INCOME            $8,510,148   $11,015,804   $15,582,526   $17,844,680   $16,674,595
                                                 __________   ___________   ___________   ___________   ___________
TOTAL LOANS, NET OF  UNEARNED INCOME             $8,314,831   $ 8,954,157   $12,485,896   $16,815,048   $18,548,664
                                                 ==========   ===========   ===========   ===========   ===========
ALLOWANCE AT BEGINNING OF YEAR                   $  663,901   $   841,692   $   737,122   $   388,449   $   266,482
                                                 __________   ___________   ___________   ___________   ___________
ALLOWANCES RELATED TO SUBSIDIARIES
 SOLD AND TO ACQUIRED SUBSIDIARIES                     (712)      (41,413)      (57,237)       (7,500)       26,695
                                                 __________   ___________   ___________   ___________   ___________
CHARGE-OFFS ON LOANS SOLD IN BULK SALES OR
 TRANSFERRED TO "ASSETS HELD FOR ACCELERATED
 DISPOSITION"                                      (181,863)           --            --            --            --
                                                 __________   ___________   ___________   ___________   ___________
PROVISION CHARGED TO OPERATING  EXPENSE              79,000       137,939       640,402       694,221       190,477
                                                 __________   ___________   ___________   ___________   ___________
LOANS CHARGED OFF
  Commercial and financial                           71,951       111,317       264,519       207,941        70,701
  Real estate-construction and development           77,219       155,396       156,023        87,096        11,153
  Real estate-long-term commercial mortgage          25,285        20,271        47,602       {              {
  Real estate-long-term 1-4 family residential          954         2,276         3,454       {19,758        {3,023
  Loans to individuals                               24,009        28,956        39,608        35,133        27,017
  Foreign loans                                          --           809         2,043        13,315         1,296
                                                 __________   ___________   ___________   ___________   ___________
     Total                                          199,418       319,025       513,249       363,243       113,190
                                                 __________   ___________   ___________   ___________   ___________
RECOVERIES ON LOANS
  Commercial and financial                           17,684        27,163        22,133        16,867        11,744
  Real estate-construction and development            6,075         6,512         1,196           174           134
  Real estate-long-term commercial mortgage           2,402         1,085           848        {             {
  Real estate-long-term 1-4 family residential           26           101            86        {  564        {  445
  Loans to individuals                                7,348         9,429        10,391         7,590         5,607
  Foreign loans                                           7           418            --            --            55
                                                 __________   ___________   ___________   ___________   ___________
     Total                                           33,542        44,708        34,654        25,195        17,985
                                                 __________   ___________   ___________   ___________   ___________
NET LOANS CHARGED OFF                               165,876       274,317       478,595       338,048        95,205
                                                 __________   ___________   ___________   ___________   ___________
ALLOWANCE FOR LOAN LOSSES AT  END OF YEAR        $  394,450   $   663,901   $   841,692   $   737,122   $   388,449
                                                 ==========   ===========   ===========   ===========   ===========
      30 2of2

NET CHARGE-OFFS AS A % OF AVERAGE
 RELATED LOAN PORTFOLIO*
  Commercial and financial                             1.77%         2.01%         3.92%         2.60%          .87%
  Real estate-construction and development             6.16          8.40          6.50          3.04           .40
  Real estate-long-term commercial mortgage            1.24           .86          1.59        {             {
  Real estate-long-term 1-4 family residential          .20           .31           .30        {  .46        {  .07
  Loans to individuals                                  .85           .95          1.02           .82           .62
  Foreign loans                                        (.02)          .43          1.97         11.97          1.16
                                                 __________   ___________   ___________   ___________   ___________
TOTAL NET CHARGE-OFFS AS A % OF AVERAGE
 LOANS, NET OF UNEARNED INCOME                         1.95%         2.49%         3.07%         1.89%          .57%
                                                 __________   ___________   ___________   ___________   ___________
ALLOWANCE FOR LOAN LOSSES AS A % OF TOTAL
 LOANS, NET OF UNEARNED INCOME                         4.74%         7.41%         6.74%         4.38%         2.09%
                                                 ==========   ===========   ===========   ===========   ===========
CONTINUING ENTITIES
  Allowance at beginning of year                 $  663,901   $   809,338   $   674,517   $   334,942   $   245,096
  Allowance related to assets/subsidiaries sold
   or held for sale                                (182,575)           --            --            --            --
  Provision charged to operating expense             79,000       116,227       579,087       659,109       172,912
  Loans charged off                                 199,418       304,469       475,342       339,903        98,999
  Recoveries on loans                                33,542        42,805        31,076        20,369        15,933
                                                 __________   ___________   ___________   ___________   ___________
  Allowance for loan losses at end of year       $  394,450   $   663,901   $   809,338   $   674,517   $   334,942
                                                 ==========   ===========   ===========   ===========   ===========

* Charge-off ratios for 1993 do not include charge-offs on loans sold in bulk sales or loans identified for accelerated disposition.


The Corporation's allowance for loan loss methodology takes into consideration various factors in determining the appropriate level of the allowance. These include an assessment of the financial condition of individual borrowers, a determination of the value or adequacy of underlying collateral (including appraisals as required), the composition and balance of the credit portfolio and trends of delinquencies, charge-offs and the risk ratings of the various loan categories. Such factors as the condition of the national and regional economies and the level and trend of interest rates are also considered. A detailed analysis of the allowance for loan losses is made on a quarterly basis and is reviewed by the board of directors ("Board") and executive management of MC.

The previously referred to risk rating system is also utilized to monitor the trends in the Corporation's loan portfolio, thereby assisting in establishing an adequate












      31 1of2
                                         Midlantic Corporation and Subsidiaries

allowance for loan losses. Regular audits and reviews have been instituted to test the risk ratings, the integrity of the loan management information system and the adherence to credit polices and procedures. Reviews are also conducted to test portfolio, industry and borrower risk trends.

Net charge-offs amounted to $165.9 million in 1993 (excluding charge-offs of $181.9 million on loans that were sold or have been identified to be sold in bulk sales transactions), $274.3 million in 1992 and $478.6 million in 1991. Charge-offs are generally made when any loans or portions of loans are determined to be uncollectible, primarily due to the financial deterioration of the borrower and/or declines in the value of net realizable collateral.
Certain exceptions are made for installment loans. Unsecured personal installment loans are generally charged off after 120 days of default. Secured installment loans are generally liquidated or charged off within six months to one year from their date of default.

Midlantic considers its allowance for loan losses to be adequate based upon the size and risk characteristics of the credit portfolio outstanding at December 31, 1993. If economic conditions deteriorate significantly, future provisions for loan losses could increase above the level taken in 1993 in order to maintain an adequate allowance for loan losses.

Asset Quality
The following discusses the risk elements of the Corporation's credit portfolio: nonaccrual loans; renegotiated loans; OREO (including loans classified as ISFs); accruing loans past due 90 days; and foreign outstandings.

NONACCRUAL LOANS - It is the Corporation's policy to generally discontinue interest accruals once a loan is past due as to interest and/or principal payments for a period of 90 days. Midlantic may also place certain loans on nonaccrual status even though they are less than 90 days past due if, in management's judgment, there is little likelihood that the borrower will be able to comply with the repayment terms of the loan or if management concludes that there exists other imminent signs of significant deterioration. Also, the Corporation may place an entire lending relationship on nonaccrual status if one of the borrower's loans meets the nonaccrual criteria. The determination to place the entire relationship on nonaccrual status is made on a case-by-case basis. In some instances, Midlantic may continue to accrue interest on certain loans that are adequately secured and in the process of collection even though these loans are past due for 90 days or more ("accruing past due loans").

















      31 2of2

TABLE XVII - NONACCRUAL LOANS, OTHER REAL ESTATE OWNED, NET AND PAST DUE LOANS
                                                                                  December 31
                                                       _____________________________________________________________
(In thousands)                                             1993          1992          1991         1990        1989
____________________________________________________________________________________________________________________
NONACCRUAL LOANS
  Commercial and financial                             $114,632    $  208,442    $  429,272   $  480,213    $175,937
  Real estate
    Construction and development                         50,143       373,344       569,117      407,628     176,684
    Long-term commercial mortgage                        63,431       173,572       172,489     {          {
    Long-term 1-4 family residential                      4,489         4,798        18,605     {186,366   {  90,788
  Loans to individuals                                   32,604        47,500        60,683       54,135      22,828
  Foreign                                                    --         2,013         2,874        3,845       4,217
                                                       ________    __________    __________   __________    ________
    Total nonaccrual loans                             $265,299    $  809,669    $1,253,040   $1,132,187    $470,454
                                                       ========    ==========    ==========   ==========    ========
ALLOWANCE FOR LOAN LOSSES AS A % OF NONACCRUAL LOANS      148.7%         82.0%         67.2%        65.1%       82.6%
                                                       ========    ==========    ==========   ==========    ========
OTHER REAL ESTATE OWNED ("OREO"), NET
  Acquired OREO properties                             $ 97,238    $  169,862    $  120,342   $   35,817    $ 39,208
  In-substance foreclosures                              35,432       281,017       438,301      314,075          --
                                                       ________    __________    __________   __________    ________
    OREO, net                                          $132,670    $  450,879    $  558,643   $  349,892    $ 39,208
                                                       ========    ==========    ==========   ==========    ========
TOTAL NONACCRUAL LOANS AND OREO, NET                   $397,969    $1,260,548    $1,811,683   $1,482,079    $509,662
                                                       ========    ==========    ==========   ==========    ========
ACCRUING LOANS PAST DUE 90 DAYS OR MORE AS TO
 INTEREST OR PRINCIPAL PAYMENTS                        $ 36,161    $   44,697    $  132,544   $  185,821    $125,803
                                                       ========    ==========    ==========   ==========    ========
CONTINUING ENTITITES
  Total nonaccrual loans                               $265,299    $  809,669    $1,220,285   $1,065,551    $423,181
  OREO, net                                             132,670       450,879       551,922      337,525      34,990
                                                       ________    __________    __________   __________    ________
   Total nonaccrual loans and OREO, net                $397,969    $1,260,548    $1,772,207   $1,403,076    $458,171
                                                       ________    __________    __________   __________    ________
  Accruing loans past due 90 days or more
   as to interest or principal payments                $ 36,161    $   44,697    $  125,413   $  176,884    $113,223
                                                       ========    ==========    ==========   ==========    ========
















      32 1of2
MANAGEMENT'S ANALYSIS (continued)

TABLE XVIII - NONACCRUAL LOANS - ACTIVITY DURING 1993 AND 1992
                                                                                        1992
                                                              1993         1992   Continuing
(In thousands)                                              ACTUAL       Actual     Entities
____________________________________________________________________________________________
Balance at beginning of year                             $ 809,669   $1,253,040   $1,220,285
Additions                                                  310,032      575,606      539,741
Payments                                                  (207,699)    (325,802)    (316,473)
Returned to accrual status                                 (58,778)     (88,371)     (83,715)
Transfers to renegotiated status                            (7,295)    (131,918)    (131,918)
Loans sold in bulk sales or transferred to "assets held
  for accelerated disposition," net of charge-offs        (153,551)          --           --
Charge-offs                                               (301,172)    (267,328)    (258,043)
Transfers to OREO                                         (122,857)    (161,936)    (154,761)
Sales of subsidiaries                                           --      (38,175)          --
Other (primarily transfers to other repossessed assets)     (3,050)      (5,447)      (5,447)
                                                         _________   __________   __________
    Balance at end of year                               $ 265,299   $  809,669   $  809,669
                                                         =========   ==========   ==========

TABLE XIX - YEAR-TO-DATE LOSS OF INTEREST INCOME ON NONACCRUAL LOANS OUTSTANDING AT END OF PERIOD

(In thousands)                                           1993       1992       1991        1990       1989
__________________________________________________________________________________________________________
Interest income that would have been recorded on
  nonaccrual loans in accordance with original terms  $27,904    $68,130   $133,030    $105,855    $40,936
Interest income actually recorded on
  nonaccrual loans                                      4,933      7,304     19,799      24,629      7,164
                                                      _______    _______   ________    ________    _______
  Loss of interest income on nonaccrual loans         $22,971    $60,826   $113,231    $ 81,226    $33,772
                                                      =======    =======   ========    ========    =======

TABLE XX - SUPPLEMENTAL DATA ON NONACCRUAL LOANS AND IN-SUBSTANCE FORECLOSURES (ISFs) (1)

                                                                                           CASH INTEREST PAYMENTS
                                                            DECEMBER 31, 1993              IN 1993 APPLIED AS (3)
                                                  ______________________________________  _______________________
                                                  Nonaccrual  In-substance   Performance  Interest      Reduction
(In thousands)                                         Loans  Foreclosures     Ratio (2)    Income   of Principal
_________________________________________________________________________________________________________________
CONTRACTUALLY CURRENT
  Payment in full of principal or interest expected  $18,988       $    --           15.5%    $347         $1,433
  Payment in full of principal or interest in doubt    3,236            --            2.6       --            149
                                                     _______       _______          _____     ____         ______


      32 2of2
CONTRACTUALLY PAST DUE
  Substantial performance (4)                        $11,135       $    --            9.1%    $ 21         $1,072
  Limited performance (5)                             19,425        10,516           15.9      488          2,423
  No performance                                      69,609        24,916           56.9       --          1,838
                                                     =======       =======          =====     ====         ======

(1)  Disclosure has been limited to nonaccrual loans whose principal balance at December 31, 1993 was $500 thousand or above.
     Nonaccrual loans of $500 thousand or more comprised 46.1 percent of total consolidated nonaccrual loans.  All ISFs outstanding at year-end 1993 have been disclosed.
(2)  Nonaccrual loans as a percent of total nonaccrual loans of over $500 thousand.
(3)  Represents the cash interest payments received since loans or assets outstanding as of December 31, 1993 were categorized as nonaccrual or ISFs.
(4)  Periodic (at least quarterly) payments received represent at least 75% of the contractual principal and/or interest due.
(5)  Periodic (at least quarterly) payments received represent between 1% and 75% of the contractual principal and/or interest due.

Nonaccrual loans declined $544.4 million or 67.2 percent in 1993 to a level of $265.3 million at December 31, 1993 following a decrease of $443.4 million or
35.4 percent in 1992. Since reaching their peak level of $1.4 billion at June 30, 1991, nonaccrual loans have successively fallen by $1.1 billion or 81.0 percent. The decline in nonaccrual loans during this period was primarily due to the following factors:
    - Payments and returns to accrual or renegotiated status of $1.0 billion;
    - Charge-offs of $790.9 million;
    - Transfers of loans to OREO of $429.0 million;
    - Loans sold or anticipated to be sold in bulk sales transactions (net of charge-offs) of $153.4 million; and
    - Nonaccrual loans of subsidiaries sold of $128.4 million.

These factors were partially offset by additions to nonaccrual loans of $1.4 billion.

The decline in nonaccrual loans resulting from loan payments and transfers to accruing or renegotiated status, which occurred while economic conditions in Midlantic's market areas remained less than optimal, is attributable to the Corporation's commitment of substantial management and professional resources to problem asset recognition and resolution.

Nonaccrual loans at the end of 1993 were primarily comprised of commercial and financial (43.2 percent); long-term commercial mortgage (23.9 percent); and construction and development (18.9 percent). The relationship of each of these categories of nonaccrual loans to its respective total loan portfolio was: 4.0 percent commercial and financial; 3.8 percent long-term commercial mortgage; and 6.0 percent construction and development. At December 31, 1993, a majority of the credits comprising nonaccrual loans had principal balances of less than $2 million. At the end of 1993, Midlantic had a total of five nonaccrual loans or lending relationships that exceeded $5 million, which aggregated $32.2 million or 12.1 percent of total nonaccrual loans.

The downturn in real estate conditions in Midlantic's market area and its adverse impact on real estate-related industries was the primary reason for the rise in nonaccrual loans during 1990 and 1991. In the latter half of the 1980's, Midlantic originated a substantial volume of commercial mortgage and real estate-related loans. As conditions in Midlantic's markets deteriorated, real estate borrowers were severely impacted by the sluggish economy, slow absorption of vacant space, falling real estate values, tightened lending


      33 1of2
                                         Midlantic Corporation and Subsidiaries

and appraisal standards and a lack of liquidity. The rise in nonaccrual commercial and financial loans was also directly influenced by the effect of the national and regional economic downturn on Midlantic's commercial borrowing customers.

While the national economic recession officially ended in late 1991, the recovery period has been uneven and slow. Further, the modest expansion in economic activities in Midlantic's core market area continues to lag behind the improvement in national economic conditions. Particularly noteworthy is the extended duration of high unemployment rates (especially in New Jersey) that have occurred partly as a result of corporate downsizing, consolidations and bankruptcies. Management believes that the key to significant and sustainable economic growth in the Corporation's market area will be the accelerated assimilation of displaced workers and the resultant improvement in consumer confidence levels. However, as yet, management has not perceived any sustainable economic stimuli that will result in significant job creation in the Corporation's markets at least in the near-term. As a result, it is possible that the current business cycle will eventually peak at a much lower level than has occurred in past cycles.

As part of its process for assessing asset quality, Midlantic also refers to third party sources for data concerning economic trends. The statistics and trends from such sources as summarized in the following paragraph are used in conjunction with internal information sources to evaluate the impact that regional and local economic activity might have on Midlantic's real estate assets.

The demand for office and manufacturing space has suffered particularly since the beginning of the recession and vacancy rates, while showing stabilizing trends during the past two years, continue to remain high. In Midlantic's core market areas, vacancies for office space remain around or in excess of 20 percent, accompanied by low or in some cases, negative absorption. The demand for both office and industrial space has contracted in tandem with declines in business activities and the resultant efforts of companies to reduce overhead and consolidate operations. However, the housing industry has shown signs of growth in response to an extremely low interest rate environment, particularly since mid-1992. Residential building permits increased in 1992 over 1991 and increased again in 1993. Retail sales in 1992 and 1993 also increased modestly. However, retail leasing remains rather mixed as regional shopping malls continue to weather the general economic uncertainty while vacancy rates on strip shopping malls, especially those that are not anchored, continue to evidence slower lease-up. Land development remains at a virtual standstill and is highly dependent not only upon the absorption of existing construction projects but also upon demand for new development. The value of most types of real estate has fallen by as much as 50 percent since peaking in the late 1980's. Recent appraisals, however, generally indicate that values in many real estate markets have stabilized or may stabilize in the near future.

Although a substantial portion of Midlantic's nonaccrual loans at the end of 1993 were partially or fully secured, it is not possible to accurately predict the extent of losses which may ultimately be incurred from this group of problem assets. At year-end 1993, the Corporation's loan loss reserves amounted to nearly 1.5 times the level of nonaccrual loans.




      33 2of2

Prospectively, the level of nonaccrual loans will ultimately depend upon the economic climate in the Corporation's core market area. While Midlantic has been able to significantly reduce its volume of nonaccrual loans during a relatively weak economic recovery, further significant progress in reducing the level of nonaccrual loans may be at a somewhat slower pace unless it occurs in tandem with a more rapid upswing in economic activity. If economic conditions begin to deteriorate, such a downturn could adversely impact loan quality.

RENEGOTIATED LOANS - Midlantic has restructured certain loans in accordance with the requirements of FAS No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings" in instances where a determination was made that greater economic value would be realized under new terms than through foreclosure, liquidation or other disposition. When restructured loans can demonstrate performance (as generally evidenced by six months of pre- or post-restructuring payment performance in accordance with the restructured terms, or by the presence of other significant factors) such loans are classified by the Corporation as "renegotiated loans" and accrual of interest resumes.
Prior to demonstrating performance, Midlantic classifies restructured loans as nonaccrual. Renegotiated loans amounted to $172.1 million at December 31, 1993 as compared with $159.7 million at year-end 1992 (see Table XXI). The average current yield recognized as interest on accruing renegotiated loans is
8.33 percent. The effective interest rate as calculated under FAS No. 15 on these renegotiated loans is 8.90 percent. In those cases where average current yield differs from the effective yield, Midlantic's management has elected to recognize income prospectively on the more conservative average current yield basis until certain contingencies are met.

TABLE XXI - RENEGOTIATED LOANS AND YEAR-TO-DATE LOSS OF INTEREST INCOME ON RENEGOTIATED
LOANS OUTSTANDING AT END OF PERIOD

(In thousands)                                               1993         1992
______________________________________________________________________________
Renegotiated loans                                       $172,058     $159,685
                                                         ========     ========
Interest income that would have been recorded on
  renegotiated loans in accordance with original terms   $  9,970     $  8,258
Interest income actually recorded on renegotiated loans     8,092        5,506
                                                         ________     ________
  Loss of interest income on renegotiated loans          $  1,878     $  2,752
                                                         ========     ========

The loans presented in the above table are performing in accordance with their new terms.
Troubled debt restructurings prior to 1992 have been reclassified to nonaccrual loans in accordance with Midlantic's renegotiated loans policy adopted in 1992.

ACCRUING PAST DUE LOANS - The Corporation held accruing past due loans of $36.2 million, $44.7 million and $132.5 million at the end of each of the past three years, respectively.






      34 1of2
MANAGEMENT'S ANALYSIS (continued)

POTENTIAL PROBLEM LOANS - As of year-end 1993, Midlantic identified an additional $64.2 million of currently performing loans outstanding for which there is serious doubt as to whether the borrowers will be able to fully comply with the present repayment terms of the loans.

OTHER REAL ESTATE OWNED - OREO includes real property for which the Corporation has obtained legal title ("acquired OREO") and ISFs, which are loans secured by real estate that meet certain criteria (pursuant to generally accepted accounting principles) for classification as ISF. In the normal course of business, the collateral supporting a substantial portion of ISFs is eventually acquired by the Corporation through foreclosure.

Midlantic acquires real estate as a last resort in those cases where a determination has been made by management that the resolution of a problem credit through other workout arrangements is not likely to be attainable. Occasionally, the borrower will surrender to Midlantic the title to the real estate securing a loan. However, in most cases, the Corporation must initiate and proceed with the foreclosure process which, in the Corporation's market areas, is generally lengthy and in many cases held up through bankruptcy delays. Once title is acquired, Midlantic will usually offer the property for sale. However, in some instances, as in the case of partially completed construction projects, the Corporation may contract to complete the project prior to sale. While holding title to OREO properties, Midlantic is required to maintain the property and must pay the customary costs associated with holding real property such as property taxes, management fees and insurance. OREO properties that are rented or leased provide cash flows that partially offset the costs of holding such properties. It is Midlantic's policy to reappraise its acquired OREO on at least an annual basis.

Acquired OREO amounted to $97.3 million at year-end 1993 as compared with $169.9 million at December 31, 1992 and $120.3 million at December 31, 1991. Since year-end 1991, the level of acquired OREO has been influenced primarily by acquisitions of real property totalling $363.7 million, sales and payments aggregating $271.7 million, (including $39.2 million sold in bulk sales transactions or identified for possible bulk sale in 1993) and writedowns amounting to $113.0 million.

ISFs amounted to $35.4 million, $281.0 million and $438.3 million at December 31, 1993, 1992 and 1991, respectively. A loan is classified as an ISF when the borrower has little or no equity in the collateral considering its current fair value; the repayment can only be expected to come from the operation or sale of the collateral; and the debtor has either formally or effectively abandoned control of the collateral or it is doubtful that the borrower will be able to rebuild equity in the collateral. The collateral supporting a total of $160.9 million of ISFs was acquired since year-end 1991.

Acquired OREO properties are carried at net realizable value, while ISFs are carried at the lower of the recorded investment in the loan or net realizable value. Upon transfer to acquired OREO or ISF, the asset is written down, where appropriate, to net realizable value. At that time the excess book value is charged directly against the allowance for loan losses. Any subsequent depreciation in value is charged against operating earnings.





      34 2of2

Although real estate market conditions remain mixed, the Corporation has had success in disposing of substantial portions of its inventory of OREO properties. In 1993, the ratio of OREO properties sold (excluding those sold in bulk sales or transferred to assets held for accelerated disposition) as a percentage of OREO outstanding at the beginning of the year amounted to 82.0 percent and in 1992 this ratio amounted to 75.7 percent. While the Corporation has acquired or foreclosed upon over $360 million of real estate supporting nonaccrual loans and ISFs during the past two years, it is anticipated that future levels of foreclosures should decline, reflecting the Corporation's lower volume of nonaccrual and other problem assets.

TABLE XXII - IN-SUBSTANCE FORECLOSURES - PROPERTY TYPE BY STATE AT DECEMBER 31, 1993

(In thousands)         New Jersey  Pennsylvania    New York   Florida      Total
________________________________________________________________________________
Land                      $14,070        $   --      $  628      $979    $15,677
Office buildings           10,830            --          --        --     10,830
Industrial/warehouse        1,178         1,858          96        --      3,132
Residential tracts          1,292            --          --        --      1,292
All other                   4,031            --         470        --      4,501
                          _______        ______      ______      ____    _______
  Total                   $31,401        $1,858      $1,194      $979    $35,432
                          =======        ======      ======      ====    =======

TABLE XXIII - ACQUIRED OREO PROPERTIES - PROPERTY TYPE BY STATE AT DECEMBER 31, 1993

(In thousands)         New Jersey  Pennsylvania   New York   Florida    Other     Total
_______________________________________________________________________________________
Land                      $32,862       $ 3,659     $  601       $--   $   49   $37,171
Residential tracts         13,130         2,535        795        33    4,717    21,210
Industrial/warehouse        7,825         3,384         --        --       --    11,209
Office buildings            5,223         2,165      1,309        --    2,127    10,824
Shopping centers            2,682           149         --        --       --     2,831
Hotels/motels               1,306            --         --        --       --     1,306
All other                   9,405         2,111      1,171        --       --    12,687
                          _______       _______     ______       ___   ______   _______
  Total                   $72,433       $14,003     $3,876       $33   $6,893   $97,238
                          =======       =======     ======       ===   ======   =======












      35 1of2
                                         Midlantic Corporation and Subsidiaries

TABLE XXIV - OTHER REAL ESTATE OWNED (OREO) - ACTIVITY DURING 1993 AND 1992
                                                1993                                          1992
                              ________________________________________     _________________________________________
                              IN-SUBSTANCE  ACQUIRED OREO                  In-substance  Acquired OREO
(In thousands)                FORECLOSURES     PROPERTIES   TOTAL OREO     Foreclosures     Properties    Total OREO
____________________________________________________________________________________________________________________
Balance at beginning of year      $281,017      $ 169,862    $ 450,879         $438,301       $120,342      $558,643
Transfers from loans                26,425         99,928      126,353           66,772         99,876       166,648
Advances                            11,707            378       12,085            4,564          2,665         7,229
Transfers from in-substance
  foreclosures to acquired
  OREO properties                  (71,559)        71,559           --          (89,332)        89,332            --
Provision                          (64,962)       (65,583)    (130,545)         (29,719)       (47,413)      (77,132)
Sales of properties                 (5,446)      (139,226)    (144,672)         (29,556)       (91,143)     (120,699)
Payments                           (46,283)          (934)     (47,217)         (44,344)        (1,210)      (45,554)
OREO sold in bulk sales or
  transferred to "assets held
  for accelerated disposition"     (72,299)       (39,183)    (111,482)              --             --            --
Transfer to renegotiated loans
  or accruing loans                (24,222)            --      (24,222)         (30,169)            --       (30,169)
Sales of subsidiaries                   --             --           --           (5,500)        (4,713)      (10,213)
Other                                1,054            437        1,491               --          2,126         2,126
                                  ________      _________    _________         ________       ________     _________
    Balance at end of year        $ 35,432      $  97,238    $ 132,670         $281,017       $169,862     $ 450,879
                                  ========      =========    =========         ========       ========     =========

FOREIGN OUTSTANDINGS - Foreign outstandings, all of which are dollar denominated, are largely money market investments placed with foreign banks or financial institutions. Investments with foreign banks located in the United States are also classified as foreign outstandings by the Corporation regardless of whether the bank is a branch or a subsidiary of its foreign domiciled parent.

At December 31, 1993, foreign outstandings totalled $637.9 million or 4.6 percent of total assets compared to $753.1 million or 5.2 percent of total assets in 1992 and $315.4 million or 1.7 percent of total assets in 1991. The level of foreign outstandings primarily reflects Midlantic's investment of a portion of its available funds in short-term money market instruments with domestic subsidiaries or branches of foreign banks.

PREMISES AND EQUIPMENT
The Corporation owns a substantial amount of its banking premises, computers and other equipment. Premises and equipment, net of accumulated depreciation, amounted to $155.1 million, $168.6 million and $245.4 million at the end of 1993, 1992 and 1991, respectively. Premises and equipment of those subsidiaries sold pursuant to Midlantic's Restructuring Program comprised $31.4 million of total premises and equipment at year-end 1991.






      35 2of2

Capital expenditures made primarily to maintain and upgrade, where necessary, data processing equipment and to purchase automated teller machines amounted to $16.1 million in 1993, $12.7 million in 1992 and $32.1 million in 1991. Actual expenditures in 1992 did not include certain purchases that had been approved but not actually made until 1993, as part of Midlantic's FOCUS '92 initiative. In the near-term, the Corporation has no plans to significantly increase its capital expenditures over historical levels.

DEPOSITS
Midlantic has been successful in maintaining a strong core deposit base (local depositors that maintain ongoing relations with Midlantic's banking subsidiaries). Total deposits averaged $11.8 billion in 1993 as compared with levels of $12.7 billion and $14.3 billion for the Continuing Entities in 1992 and 1991, respectively. The decline in deposits since 1991 is partially due to Midlantic's efforts to eliminate its reliance on non-core deposits such as brokered deposit sources and to reduce its outstandings of large CDs. Core deposits, which now comprise all deposits except large CDs, totalled $11.4 billion at December 31, 1993 and amounted to over 98 percent of total deposits. Most of Midlantic's core deposits are derived from retail sources. Presently, the Corporation's customers generally hold such deposits in more liquid savings and money market accounts and shorter-term CDs due to the low interest rate environment which has also increased the appeal of non-deposit instruments.
In this regard, Midlantic has offered the several funds of the Compass Capital Group, the Corporation's proprietary mutual fund group, as an alternative.

On a Continuing Entities basis, average savings deposits, interest- bearing demand deposits, retail time deposits and retail money market accounts in the aggregate declined $855.5 million or 8.9 percent in 1993 and $996.5 million or
9.4 percent in 1992. These deposit vehicles, which comprised nearly 75 percent of the Corporation's total deposits at year-end 1993, are primarily retail in nature. The decline in these deposit sources, as mentioned previously, was partially due to the maturity of brokered CDs ($288.2 million in 1992 and $85.8 million in 1993) that were originated in 1990.

























      36 1 of 2
MANAGEMENT'S ANALYSIS (continued)

Noninterest-bearing demand deposits, which include correspondent bank balances, compensating and deficiency balances and corporate and retail checking accounts averaged $2.6 billion in 1993 and $2.5 billion for the Continuing Entities in both 1992 and 1991. The percentage of noninterest-bearing demand deposits to total deposits has risen to a level of 24.5 percent at December 31, 1993 as compared with 22.4 percent and 18.5 percent at year-end 1992 and 1991, respectively.

Large CDs totalled $215.7 million, $441.6 million and $888.8 million at the end of each of the past three years, respectively. Large CDs comprised only 1.9 percent of total deposits at December 31, 1993. Substantially all of these deposits were directly sold to existing customers in Midlantic's core market area.

TABLE XXV - AVERAGE FUNDING SOURCES - BALANCES AND RATES PAID

(In thousands)                                               1993          1992           1991          1990           1989
___________________________________________________________________________________________________________________________
AVERAGE BALANCES
DEPOSITS
  Noninterest-bearing demand                          $ 2,616,243   $ 2,759,284    $ 3,047,091   $ 3,414,732    $ 3,314,240
  Interest-bearing demand                               1,383,764     1,479,906      1,537,567     1,453,798      1,270,074
  Savings                                               1,504,561     1,453,083      1,781,976     1,838,717      1,880,793
  Retail money market accounts                          2,324,327     3,190,586      3,833,633     4,132,198      3,197,984
  CDs over $100,000                                       353,304       608,227      1,640,215     2,540,510      2,831,508
  Other time                                            3,589,161     4,793,015      7,212,558     6,230,469      4,022,412
  Overseas branch deposits                                 11,243        12,739         20,371        97,518         95,684
                                                      ___________   ___________    ___________   ___________    ___________
    Total average deposits                            $11,782,603   $14,296,840    $19,073,411   $19,707,942    $16,612,695
                                                      ===========   ===========    ===========   ===========    ===========
SHORT-TERM BORROWINGS
  Commercial paper                                    $        --   $        --    $     2,274   $   153,734    $   211,609
  Federal funds purchased                                  46,726        65,584        138,245       637,153      1,124,185
  Repurchase agreements                                   318,985       408,755        583,957       830,674        793,393
  Other short-term borrowings                              28,680        50,861        183,689       304,621        262,518
                                                      ___________   ___________    ___________   ___________    ___________
    Total average short-term borrowings               $   394,391   $   525,200    $   908,165   $ 1,926,182    $ 2,391,705
                                                      ===========   ===========    ===========   ===========    ===========
LONG-TERM DEBT                                        $   396,217   $   443,213    $   461,013   $   448,946    $   325,057
                                                      ===========   ===========    ===========   ===========    ===========
AVERAGE RATES
DEPOSITS
  Interest-bearing demand                                    1.70%         2.84%          4.68%         4.78%          4.90%
  Savings                                                    2.28          3.43           4.87          5.13           5.02
  Retail money market accounts                               2.55          3.56           5.52          6.80           7.15
  CDs over $100,000                                          3.66          4.38           6.65          8.19           8.98
  Other time                                                 3.69          5.23           7.36          8.26           8.33
  Overseas branch deposits                                   3.28          3.97           6.75          8.60           9.77
                                                      ___________   ___________    ___________   ___________    ___________
    Total average rate paid on deposits                      2.87%         4.19%          6.31%         7.22%          7.41%
                                                      ===========   ===========    ===========   ===========    ===========



      36 2of2

SHORT-TERM BORROWINGS
  Commercial paper                                             --%           --%          7.30%         8.57%          9.32%
  Federal funds purchased                                    2.99          3.52           6.65          8.46           9.34
  Repurchase agreements                                      2.91          3.22           5.55          7.74           8.63
  Other short-term borrowings                                3.12          3.72           4.91          7.08           7.94
                                                      ___________   ___________    ___________   ___________    ___________
    Total average rate paid on short-term borrowings         2.94%         3.30%          5.59%         7.94%          9.01%
                                                      ===========   ===========    ===========   ===========    ===========
LONG-TERM DEBT                                               9.18%         9.37%          9.16%         9.39%          9.46%
                                                      ===========   ===========    ===========   ===========    ===========
CONTINUING ENTITIES
  AVERAGE BALANCES
    Total average deposits                            $11,782,603   $12,692,146    $14,310,883   $15,274,694    $14,122,544
                                                      ___________   ___________    ___________   ___________    ___________
    Total average short-term borrowings                   394,391       512,403        645,801     1,551,575      2,002,557
                                                      ___________   ___________    ___________   ___________    ___________
    Long-term debt                                        396,217       439,880        443,450       443,480        318,514
                                                      ===========   ===========    ===========   ===========    ===========
  AVERAGE RATES
    Total average rate paid on deposits                      2.87%         4.15%          6.31%         7.26%          7.48%
                                                      ___________   ___________    ___________   ___________    ___________
    Total average rate paid on short-term borrowings         2.94          3.35           5.85          8.35           9.19
                                                      ___________   ___________    ___________   ___________    ___________
    Long-term debt                                           9.18          9.41           9.38          9.40           9.47
                                                      ===========   ===========    ===========   ===========    ===========
































      37 1of2
                                         Midlantic Corporation and Subsidiaries

SHORT-TERM BORROWINGS
In the aggregate, short-term borrowings amounted to $674.5 million or 6.9 percent of total interest-bearing sources of funds at December 31, 1993. This compares with $370.7 million or 3.5 percent and $588.1 million or 4.2 percent of interest-bearing sources at year-end 1992 and 1991, respectively. Included in year-end 1993 short-term borrowings was $244.1 million of repurchase agreements representing the proceeds from a recently established security lending program (see "The Lending Function - Loan Portfolio").

Excluding the repurchase agreements relating to the security lending program, the low levels of short-term borrowings reflect Midlantic's objective of minimizing its reliance upon purchased funds (large dollar, usually non-local, funding sources) to fund longer-term earning assets. Also, the sale of MHMC in 1992 eliminated short-term funding from nonaffiliated financial institutions which MHMC utilized to fund a significant portion of its mortgage banking operations. Presently, a significant source of short-term funding is in the form of repurchase agreements which Midlantic enters into principally as an investment vehicle for local customers, including those who utilize the Corporation's cash management services. The proceeds from this activity are placed in short-term money market assets. Midlantic also purchases federal funds primarily from local banks with which the Corporation has a correspondent relationship.

MC ceased issuing commercial paper in January 1991 and all commercial paper outstandings matured by the end of the second quarter of that year.

LONG-TERM DEBT
Largely due to scheduled repayments and sales of subsidiaries, long-term debt has fallen in each of the past two years. Long-term debt amounted to $386.8 million at December 31, 1993, $437.1 million at December 31, 1992 and $464.0 million at December 31, 1991. The contraction in long-term debt in 1993 reflected the payment at maturity of $50 million of MBI's 11.35% Notes, while in 1992, $22.0 million of long-term obligations were eliminated through the sale of MHMC. In 1992, MBI also redeemed its remaining outstanding 9% Senior Notes due in 1998 for $3.8 million (reflecting a premium of approximately $90 thousand). In January 1994, Midlantic also redeemed its remaining outstanding 7 3/4% Debentures due March 1, 1998, which amounted to $11.8 million at year-end 1993. Since year-end 1991, Midlantic's debt to equity ratio (ratio of long-term debt to shareholders' equity plus long-term debt) has improved significantly from a level of 38.9 percent to 25.6 percent at December 31, 1993.

In recent months, the Corporation has received credit rating upgrades by several national rating agencies. As a result, the credit rating on Midlantic's long-term securities have been designated at or near "investment grade" by such rating agencies.

ASSET AND LIABILITY MANAGEMENT
Midlantic maintains a comprehensive asset-liability management process to help achieve its financial objectives under alternative operating plans and under inherently uncertain economic and market conditions. This process is overseen by Midlantic's Asset-Liability Committee ("ALCO") which monitors and controls, among other variables, the liquidity, balance sheet structure and interest rate risk of the consolidated Corporation and its two subsidiary banks within policy parameters, established by and reviewed at least annually with the Boards of Directors.

      37 2of2

Interest Sensitivity Management
Interest rate risk refers to the periodic and cumulative exposure to earnings and capital from changes in interest rates. While Midlantic, like any financial intermediary, will typically incur some amount of interest rate risk in the normal course of providing services to its borrowing customers and depositors, the Corporation's policy is to protect its earnings and capital from undue exposure to volatile interest rates. ALCO assesses the degree of this risk by simulating the Corporation's earnings under alternative balance sheet structures and under a variety of interest rate scenarios, with the actual amount of such risk typically maintained at a manageable percent of core net interest income and capital.

Earnings exposure to interest rates arises from a variety of factors, a primary source being any mismatches in the maturity and repricing distribution of the Corporation's assets and liabilities. For example, at any point in time, if more of the Corporation's outstanding assets are scheduled to mature or to reprice earlier than its liabilities, the Corporation's earnings may be vulnerable to a decline in the general level of interest rates because in this circumstance the Corporation's asset yields would decline sooner than its funding costs. Conversely, if more of the Corporation's liabilities reprice or mature earlier than its assets, earnings may be exposed to an increase in the general level of interest rates since funding costs would tend to rise before asset yields. This type of risk is approximately illustrated in the "static gap" calculation (Table XXVI) which expresses the assets and liabilities due to mature, to be repriced, or assumed to be repriced in various time intervals. Within one year of December 31, 1993, the Corporation had $550.8 million more liabilities maturing or repricing than assets. While this gap at December 31, 1993 indicated a possible decline in NII if interest rates increase immediately, the calculated amount of NII at risk to interest rate changes within one year is generally estimated to be insignificant, in




























      38 1of2
MANAGEMENT'S ANALYSIS (continued)

TABLE XXVI  - INTEREST-SENSITIVITY ANALYSIS
                                                                             DECEMBER 31, 1993
                                                 _______________________________________________________________________
                                                        Daily      Due After     Due After       Due After
                                                 Floating and   Three Months    Six Months     One Year or
                                                   Due Within     but Within    but Within    Noninterest-
(In thousands)                                   Three Months     Six Months      One Year       sensitive         Total
________________________________________________________________________________________________________________________
INTEREST-EARNING ASSETS
  Money market investments                        $ 1,292,606    $   251,007    $  235,208    $        --    $ 1,778,821
  Investment securities                               375,842         67,699       460,412      1,551,457      2,455,410
  Loans                                             5,202,150        184,580       297,903      2,630,198      8,314,831
                                                  ___________    ___________    __________    ___________    ___________
      Total interest-earning assets               $ 6,870,598    $   503,286    $  993,523    $ 4,181,655    $12,549,062
                                                  ___________    ___________    __________    ___________    ___________
SOURCES OF FUNDS SUPPORTING
 INTEREST-EARNING ASSETS
  Savings and time deposits                       $ 4,471,502    $   924,790    $  884,190    $ 2,467,434    $ 8,747,916
  Short-term borrowings                               430,297             --       244,200             --        674,497
  Long-term debt                                       11,752             --            --        375,000        386,752
  Noninterest-bearing sources of funds                     --             --            --      2,739,897      2,739,897
                                                  ___________    ___________    __________    ___________    ___________
      Total sources of funds supporting
       interest-earning assets                      4,913,551        924,790     1,128,390      5,582,331     12,549,062
                                                  ___________    ___________    __________    ___________    ___________
NET ASSETS (LIABILITIES) BEFORE NET
 INTEREST RATE SWAPS                              $ 1,957,047    $  (421,504)   $ (134,867)   $(1,400,676)   $        --
                                                  ___________    ___________    __________    ___________    ___________
NET INTEREST RATE SWAPS                           $(2,526,500)   $    50,000    $  525,000    $ 1,951,500    $        --
                                                  ___________    ___________    __________    ___________    ___________
INTEREST-SENSITIVITY GAP                          $  (569,453)   $  (371,504)   $  390,133    $   550,824    $        --
                                                  ___________    ___________    __________    ___________    ___________
CUMULATIVE INTEREST-SENSITIVITY GAP               $  (569,453)   $  (940,957)   $ (550,824)   $        --    $        --
                                                  ___________    ___________    __________    ___________    ___________
INTEREST-SENSITIVE ASSETS TO
 INTEREST-SENSITIVE LIABILITIES                         .92:1          .60:1        1.35:1         1.10:1            1:1
                                                  ___________    ___________    __________    ___________    ___________
CUMULATIVE RATIO OF INTEREST-SENSITIVE
 ASSETS  TO INTEREST-SENSITIVE
 LIABILITIES                                            .92:1          .89:1         .94:1            1:1            1:1
                                                  ___________    ___________    __________    ___________    ___________
CUMULATIVE RATIO OF INTEREST-SENSITIVE
 ASSETS TO INTEREST-SENSITIVE
 LIABILITIES (EXCLUDING NET INTEREST RATE SWAPS)       1.40:1         1.26:1         1.20:1           1:1            1:1
                                                  ===========    ===========    ==========    ===========    ===========








      38 2of2

line with the Corporation's policy of avoiding undue swings in NII. Midlantic manages its interest sensitivity position with an objective of avoiding material mismatching of the amounts of assets and liabilities subject to rate changes within each time interval. In order to maintain earnings and capital exposure to interest rate changes within prudent bounds, Midlantic utilizes interest rate swaps to hedge existing balance sheet items that have a high degree of inverse rate correlation to the swap. Interest rate swaps outstanding as of December 31, 1993 entitled Midlantic to receive or pay a fixed rate of interest to the final maturity of each swap in exchange for a variable rate of interest, generally the three month LIBOR (an internationally recognized interest rate index), which is reset quarterly.

TABLE XXVII - INTEREST RATE SWAPS
                                               DECEMBER 31, 1993
                                 _____________________________________________
                                 Notional      Fixed   Variable   Net Exchange
(In millions)                     Amounts       Rate       Rate           Rate
______________________________________________________________________________
Midlantic receives fixed rate      $3,369       5.36%      3.44%          1.92%
Midlantic pays fixed rate          $  899       5.15%      3.40%          1.75%
______________________________________________________________________________

The notional amounts listed in Table XXVII represent the base on which interest due each counterparty is calculated. The notional amounts do not represent amounts actually exchanged by the counterparties and are therefore not recorded on the balance sheet. At December 31, 1993, Midlantic did not have any interest rate swaps or forward interest rate swap agreements tied other than to a fixed rate or LIBOR, nor did the Corporation maintain or utilize, at that time, any exchange traded futures contracts, options or other off-balance sheet derivative transactions. At that date, Midlantic did not engage in any swap transactions as an intermediary, although the Corporation may decide to do so in the future if customer demand warrants.

To illustrate the effectiveness of interest rate swaps, approximately $1.3 billion of notional principal amount of swap contracts is hedging a similar amount of loans whose yields are indexed to the prime rate. In the event of a general decline in interest rates that leads to a reduction in the prime rate, the reduction in interest income from these loans would be largely offset by an increase in the net exchange rate earned on the swap contracts by Midlantic, although not precisely, inasmuch as the changes in the prime rate and the changes in LIBOR may not be identical. This occurs as the variable LIBOR rates on these swaps are repriced at lower levels. In the event of an increase in the prime rate and LIBOR, loan interest income would increase but the net exchange rate on the swaps would decline. Most of the other swaps on which Midlantic receives interest at a fixed rate are hedging fixed cost deposits and funding.








      39 1of2
                                         Midlantic Corporation and Subsidiaries

In the case of interest rate swap contracts under which Midlantic has agreed to pay a fixed rate and receive a variable rate, the hedged items are generally investment securities bearing fixed rates of interest and stated original maturities of five to seven years. The purpose of these hedges is to reduce the risk that over the term of the investment the yield on similar securities increases and consequently the value of Midlantic's investment declines.

The static gap Table XXVI shows the amount of gross assets or gross liabilities hedged with swaps as of December 31, 1993. During 1993, Midlantic entered into $944.1 million (notional amount) of new swap contracts where it receives a fixed rate of interest, it entered into $898.5 million (notional amount) of new swap contracts on which is pays a fixed rate of interest and $100.0 million (notional amount) of swap contracts matured. As of December 31, 1993, there were no terminated swap contracts and accordingly, no deferred gains or losses. The use of interest rate swaps and their effectiveness as hedging tools is monitored in detail by ALCO.

Credit risk associated with interest rate swap contracts arises from the potential for a counterparty to default on its obligations. Midlantic attempts to limit credit risk by transacting only with the most creditworthy counterparties. All counterparties to contracts in place as of December 31, 1993 were associated with organizations having securities rated as investment grade by independent rating agengies. The list of eligible counterparties, setting of counterparty limits and monitoring of credit exposure for swaps is overseen by the Credit Policy Committee. Utilizing standard methodologies, the credit risk portion of all swaps is included in risk assets for the purpose of calculating risk-based capital ratios.

As of December 31, 1993, the estimated credit exposure associated with interest rate swap contracts was $87.9 million (which excludes $4.9 million on forward swap agreements). Table XXVIII summarizes the maturities of the notional amounts of all swap contracts in place as of December 31, 1993. Net interest income recorded by the Corporation in 1993 for all interest rate swap contracts amounted to $65.8 million. Management believes that the swap contracts it has in place as of December 31, 1993 have been effective tools in the control of interest rate risk.

TABLE XXVIII - MATURITY OF DISTRIBUTION OF SWAP CONTRACTS
IN PLACE AS OF DECEMBER 31, 1993

                                     Notional Amounts
                            ______________________________
(In millions)               Receive Fixed        Pay Fixed
___________________________________________________________
1994 - First quarter               $   --             $ --
     - Second quarter                  50               --
     - Third quarter                   50               --
     - Fourth quarter                 719               --









      39 2of2

1995 - First quarter                  400               --
     - Second quarter                  --               --
     - Third quarter                   --               --
     - Fourth quarter               1,000               --
1996                                  900               --
1997                                  250              599
1998 and after*                        --              300
                                   ______             ____
  Total interest rate swaps        $3,369             $899
                                   ======             ====
Fair value of interest rate swaps  $   86             $  2
                                   ======             ====
*Excludes $300 million of forward interest rate swap agreements for which Midlantic has a firm commitment for delivery on April 1, 1994.

Liquidity
GENERAL - Liquidity represents the Corporation's ability to efficiently fulfill its funding obligations at reasonable cost. Through its ALCO, Midlantic addresses the liquidity requirements of its holding companies and its major bank and nonbank subsidiaries on both a short-term and long-term basis using a variety of operating scenarios that take into account the effect of both quantitative and qualitative influences. These influences include national and regional economic conditions, the interest rate environment, loan quality, unfunded commitments, projections of deposit and loan growth and key ratio analyses. On a longer-term basis, liquidity is projected using investment and funding alternatives that take into consideration the Corporation's strategic objectives.

TABLE XXIX - LOAN PORTFOLIO - MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES(1)(2)

                                                                                       DECEMBER 31, 1993
                                                                          __________________________________________
                                                                              Due in       Due After
                                                                            One Year        One Year             Due
                                                                          or Less or         Through      After Five
(In thousands)                                                             on Demand      Five Years           Years
____________________________________________________________________________________________________________________
Commercial and financial                                                  $1,750,914      $  946,868      $  199,874
Real estate - construction and development                                   387,634         382,834          63,545
Real estate - mortgage                                                       659,881         564,260       1,077,248
Loans to individuals                                                         111,812         959,749       1,343,830
Foreign                                                                        3,492              --              --
                                                                          __________      __________      __________
    Total loans                                                           $2,913,733      $2,853,711      $2,684,497
                                                                          ==========      ==========      ==========
Loans due after one year which have predetermined interest rates                          $1,637,460      $1,378,098
Loans due after one year which have floating or adjustable interest rates                  1,216,251       1,306,399
                                                                                          __________      __________
    Total loans due after one year                                                        $2,853,711      $2,684,497
                                                                                          ==========      ==========

(1)  Loans are stated gross of unearned income.
(2)  The actual maturities of Midlantic's loan portfolio are subject to market developments and the unpredictable aging of demand loans.

      40 1of2
MANAGEMENT'S ANALYSIS (continued)

TABLE XXX - LIQUIDITY AND FUNDING RATIOS
                                                             DECEMBER 31
                                               1993     1992     1991     1990     1989
_______________________________________________________________________________________
Liquidity ratio (1)                            31.6%    29.8%    20.9%    17.3%    11.2%
                                              _____    _____    _____    _____     ____
Funding ratio (2)                             (25.0)   (19.2)    (3.2)     3.9     20.5
                                              _____    _____    _____    _____     ____
Total loans, net of unearned income, as a
   % of total deposits                         71.8     71.3     77.6     83.4     99.3
                                              _____    _____    _____    _____     ____
Core deposits as a % of total loans,
   net of unearned income                     136.8    135.3    121.7    108.7     85.5
                                              _____    _____    _____    _____     ____
Unfunded loan commitments as a % of
   loans outstanding                           32.4     30.8     31.5     30.2     34.2
                                              =====    =====    =====    =====     ====

(1) Ratio of net short-term assets to net funding liabilities.
(2) Total purchased funds and money market investments less investment securities due in one year as a percent of investment securities due in more than one year and total loans, net of unearned income.

Major sources of liquidity include short-term money market investments, maturing investments in U.S. government and other investment securities and proceeds from loan maturities or paydowns, as well as core deposits and the ability to access large liability funding sources (primarily large CDs, federal funds purchased and repurchase agreements). Such sources of liquidity may be used to fund loan originations, depositor withdrawals and other demands on the Corporation's liquid resources.

During the past three years the Corporation has accumulated a highly liquid position which has resulted from the sale of subsidiaries, the sale and/or securitization of certain assets, the substantial decline in loan volume and the proceeds of recent common stock offerings. These factors have also facilitated Midlantic's ability to eliminate its reliance upon purchased funding sources and brokered deposits (those involving the mediation of a broker or those bearing interest rates significantly higher than rates prevailing in Midlantic's market area).

To fund future loan growth, Midlantic expects to first utilize a major portion of its money market investments and proceeds from scheduled loan payments. Liquidity may also continue to be generated by the possible sale or securitization of existing assets as well as through increases in core deposits to the extent available under market conditions.








      40 2of2

PARENT HOLDING COMPANIES - Liquidity requirements at the parent company level (MC and its lower-tier holding company, MBI) primarily include interest and amortization on long-term debt and normal parent company operating expenses. Parent company liquidity, which is managed in conjunction with the short-term resources of the Corporation's nonbank subsidiaries, primarily consists of cash on hand, short-term money market investments and short-term investment securities. Such liquid assets totalled $234.6 million at December 31, 1993 as compared with $118.6 million at year-end 1992. Debt servicing and normal operating expense payments are primarily funded by management fees from MNB and CB and dividend payments from CB. CB has paid uninterrupted quarterly dividends to MC since the third quarter of 1992.

During 1993, major cash inflows included proceeds totalling $107.1 million from the issuance of 5.75 million common shares and a tax refund amounting to approximately $40 million. This was partially offset by the $50 million payment at maturity of MBI's 11.35% Notes.

The Office of the Comptroller of the Currency ("OCC") has regulations that determine the dividend paying capacity of national banks. Under these regulations, net profits available for the payment of dividends is generally consistent with net profits determined in accordance with generally accepted accounting principles. Capital requirements (see next paragraph) imposed by federal and state regulators further limit dividends available to MC from its banks.

Under a capital program submitted to the regulators, MNB, the largest Midlantic subsidiary, was not projected to pay any dividends to its parent until at least 1995. In view of MNB's financial progress since the submission of its capital program, management at MNB currently expects to consider the restoration in 1994 of MNB's dividend. Payment of a dividend by MNB must be approved by the Board of MNB and, pursuant to a formal agreement with the OCC, approval must also be obtained from the OCC (see "Regulatory Agreements"). No assurance can be given that MNB will pay dividends in 1994. CB may pay dividends to MC, although in certain circumstances, prior regulatory approval is required.

Management expects that the parent companies will have sufficient cash to meet their presently anticipated cash obligations in the foreseeable future. The parent companies do not have any long-term debt maturing before 1999. However, the Corporation, in the normal course of business, may from time-to-time, consider retiring or refinancing certain debt issues, or portions thereof, prior to the actual maturity of such issues.

















      41 1of2
                                         Midlantic Corporation and Subsidiaries

Capital Adequacy
The Corporation places a high priority on maintaining capital ratios that exceed minimum regulatory requirements. Midlantic's capital ratios presently exceed all regulatory minimums. Bank regulators utilize risk-based capital and leverage ratio guidelines to assess capital adequacy. The risk-based capital guidelines take into account both balance sheet and off-balance sheet credit risk by assigning specific risk weights to balance sheet and off-balance sheet assets and contingencies. Capital is divided into core capital (tier 1 capital) which consists primarily of shareholders' equity less goodwill, certain other intangibles and a portion of deferred taxes, and tier 2 capital which generally consists of a qualifying portion of the allowance for loan losses and certain long-term debt. At December 31, 1993, Midlantic's tier 1 capital ratio amounted to 9.28 percent of risk-weighted assets and the total capital ratio (tier 1 capital plus tier 2 capital) amounted to 13.29 percent of risk-weighted assets. The leverage ratio, which is defined as tier 1 capital as a percent of total assets less goodwill, certain other intangibles and a portion of deferred taxes, amounted to 6.81 percent at December 31, 1993.
These ratios compare with required minimum ratios of 4.00 percent for tier 1 capital, 8.00 percent for total capital and 3.00 percent for leverage (see Table XXXI).

MNB and CB also exceeded all minimum regulatory capital ratios at December 31, 1993 (see Table XXXII).

The federal banking regulators established in late 1992 several uniform capital ratio categories which are designed to implement the prompt resolution of under-capitalized institutions. As required by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), under the regulations issued by the federal banking regulators, an insured depository institution whose tier 1 and total risk-based capital ratios exceeded 6.00 percent and 10.00 percent, respectively, and whose leverage ratio exceeded 5.00 percent, would generally be categorized as "well-capitalized." Based upon MC's understanding of such regulations and of publicly available interpretations thereof by the bank regulatory agencies, MC believes that MNB and CB each currently qualify as a "well-capitalized" institution. The categorization of depository institutions under such regulations is solely for the purpose of applying the prompt corrective action provision of FDICIA and is not intended to be, and should not be interpreted as, a representation of the depository institution's overall financial condition or prospects.


















      41 2of2

TABLE XXXI - CAPITAL
                                                                     December 31
                                                  ___________________________________________
(In thousands)                                           1993(1)         1992            1991(2)
_____________________________________________________________________________________________
RISK-BASED CAPITAL
Tier 1 capital
  Total shareholders' equity                      $ 1,122,564     $   843,462     $   727,299
  Less: Goodwill and disallowed intangibles           103,601          99,891         107,300
        Disallowed portion of deferred tax asset       81,568              --              --
                                                  ___________     ___________     ___________
    Total tier 1 capital                          $   937,395     $   743,571     $   619,999
                                                  ===========     ===========     ===========
Tier 2 capital
  Qualifying allowance for loan losses            $   129,559     $   142,623     $   188,709
  Qualifying long-term debt                           275,000         285,862         301,989
                                                  ___________     ___________     ___________
    Total tier 2 capital                          $   404,559     $   428,485     $   490,698
                                                  ___________     ___________     ___________
    Total capital (tier 1 + tier 2)               $ 1,341,954     $ 1,172,056     $ 1,110,697
                                                  ===========     ===========     ===========
Risk-adjusted assets                              $10,099,816     $10,888,565     $14,443,750
                                                  ===========     ===========     ===========
RATIO OF TIER 1 CAPITAL TO RISK-ADJUSTED ASSETS          9.28%           6.83%           4.29%
                                                  ===========     ===========     ===========
RATIO OF TOTAL CAPITAL TO RISK-ADJUSTED ASSETS          13.29%          10.76%           7.69%
                                                  ===========     ===========     ===========
LEVERAGE RATIO                                           6.81%           5.19%           3.43%
                                                  ===========     ===========     ===========
CONTINUING ENTITIES
 Total tier 1 capital                             $   937,395     $   743,571     $   621,819
                                                  ___________     ___________     ___________
 Total capital (tier 1 + tier 2)                  $ 1,341,954     $ 1,172,056     $ 1,088,563
                                                  ___________     ___________     ___________
  Risk-adjusted assets                            $10,099,816     $10,888,565     $12,425,243
                                                  ___________     ___________     ___________
  RATIO OF TIER 1 CAPITAL TO RISK-ADJUSTED ASSETS        9.28%           6.83%           5.00%
                                                  ===========     ===========     ===========
  RATIO OF TOTAL CAPITAL TO RISK-ADJUSTED ASSETS        13.29%          10.76%           8.76%
                                                  ===========     ===========     ===========
  LEVERAGE RATIOS                                        6.81%           5.19%           3.98%
                                                  ===========     ===========     ===========

(1)  Capital ratios for 1993 take into account regulatory changes that became effective during 1993 including (i) a limitation in the amount of deferred tax assets includable in tier 1 capital and (ii) a revision to the capital guidelines which specifies those intangibles that are includable in tier 1 capital.
(2)  Risk-based capital ratios for year-end 1991 have been calculated based upon full implementation requirements which became effective on December 31, 1992.





      42 1of2
MANAGEMENT'S ANALYSIS (continued)

TABLE XXXII - CAPITAL RATIOS OF MIDLANTIC'S BANK SUBSIDIARIES

                                     DECEMBER 31, 1993
                         __________________________________________
                          Tier 1             Total
                         Capital           Capital         Leverage
                           Ratio             Ratio            Ratio
___________________________________________________________________
Midlantic National Bank    11.03%            12.32%            7.89%
Continental Bank            9.88             11.15             7.79
                           =====             =====             ====

As part of ongoing compliance with agreements with the Federal Reserve Bank of New York ("FRB") and OCC (see "Regulatory Agreements"), Midlantic submits updated operating plans and capital plans for both the consolidated organization and for its bank subsidiaries. MC, pursuant to its written agreement with the FRB, and MNB, pursuant to its written agreement with the OCC, as amended, have submitted a capital program ("Capital Program") to the FRB and the OCC. Neither the agreement with the FRB nor the agreement with the OCC requires Midlantic and MNB, respectively, to maintain any specific leverage or other capital ratio, nor have the FRB or the OCC indicated to Midlantic that it expects Midlantic or MNB to maintain any specific leverage or other capital ratio. Under MNB's written agreement with the OCC, as amended, the OCC reserves the right to impose specific ratio requirements upon MNB at its discretion.

Under its agreement with the FRB, MC is restricted from paying cash dividends without the prior written approval of the FRB. Pursuant to its agreement with the OCC, MNB may not declare dividends without the approval of the OCC. Under certain circumstances, CB may not pay dividends without the advance approval of the FDIC and the Pennsylvania Department of Banking. As mentioned in "Asset and Liability Management - Liquidity - Parent Companies," MNB may consider restoration of its dividend in 1994.

On July 22, 1992, Midlantic entered into an agreement with the holder of its Term Adjustable Rate Cumulative Preferred Stock - Series A (the "Preferred Stock") pursuant to which Midlantic paid the full cumulative dividends in arrears and the dividend for the second quarter of 1992 by issuing shares of Midlantic's common stock in lieu of a cash payment. Pursuant to the agreement, Midlantic may, at its discretion, pay future dividends in cash or shares of common stock or any combination thereof, so long as any such issuance would not result in the holder of the Preferred Stock being the beneficial owner of more than 4.99 percent of the outstanding shares of Midlantic's common stock.

In view of MC's financial progress over the past few quarterly periods, management of MC currently expects to consider the restoration in 1994 of MC's common dividend and the payment of cash dividends on the Preferred Stock. Payment of such dividends by MC must be approved by the Board of MC and, under the written agreement, by the FRB. No assurance can be given that MC will pay common dividends or cash dividends on the Preferred Stock in 1994.



      42 2of2

REGULATORY AGREEMENTS
The Board of MC entered into a written agreement (the "FRB Agreement") with the FRB in May 1991. In connection with the FRB Agreement, MC reviewed various aspects of its operations including credit risk management, the assessment of loan loss reserve adequacy, management succession, compensation and severance policies, monitoring of intercompany transactions and its capital, liquidity and operating plans. The Board of MC also agreed, among other things, that MC will not pay cash dividends on its common or preferred stock without the prior written approval of the FRB and will not incur certain indebtedness.

Pursuant to a written agreement (the "OCC Agreement") with the OCC, which became effective December 31, 1990, the Board of MNB committed MNB to certain restrictions and objectives related to such areas as management structure and practices, loan administration, monitoring of asset quality, liquidity, intercompany transactions, its capital adequacy and development of capital and profit plans. In July 1991, a written amendment to the OCC Agreement was executed, which removed specified capital ratios and required MNB to submit a Capital Program. The Capital Program was approved by the OCC in October 1991 and a revised Capital Program was approved by the OCC in September 1992. MC and MNB maintain ongoing programs to monitor and maintain compliance with all applicable regulatory agreements.

MC believes that, in all material respects, it is in compliance with the FRB Agreement and that MNB is in compliance with the OCC Agreement.

                                         Midlantic Corporation and Subsidiaries

EFFECTS OF INFLATION
Inflation, as measured by the Consumer Price Index, has been relatively steady during the past three years advancing 2.7 percent in 1993, 2.9 percent in 1992 and 3.1 percent in 1991. Since Midlantic's assets and liabilities are predominantly monetary, the effects of inflation on Midlantic's performance are primarily measured by the level and volatility of interest rates earned and paid. During the past three years, the prime rate changed seven times ranging from 10.0 percent to 6.0 percent (the 6.0 percent rate remaining steady during the past 18 months). During this period, Midlantic was able to control interest rate risk, as a result of its continuing policy of managing its interest-sensitive assets and liabilities.


SELECTED SUPPLEMENTAL FINANCIAL DATA
                                                                               YEAR ENDED DECEMBER 31
                                                          ________________________________________________________________
(In thousands, except per share data and total assets)        1993          1992          1991          1990          1989
__________________________________________________________________________________________________________________________
Interest income                                           $816,907    $1,051,676    $1,729,362    $2,193,611    $2,103,549
Interest expense                                           310,857       542,012     1,104,779     1,370,822     1,232,022
Net interest income                                        506,050       509,664       624,583       822,789       871,527
Income (loss) from continuing operations                   131,396         7,028      (543,303)     (195,005)      206,261
Cumulative effect of the change
 in accounting for income taxes                             38,962            --            --            --            --
Net income (loss)                                          170,358         7,028      (543,303)     (195,005)      206,261
Income (loss) per common share - fully diluted
  Continuing operations                                       2.51           .08        (14.36)        (5.22)         5.27
  Cumulative effect of the change
   in accounting for income taxes                              .74            --            --            --            --
  Net income                                                  3.25           .08        (14.36)        (5.22)         5.27
Cash dividends declared per common share                        --            --            --          1.19          1.76
Obligations under capital leases                             8,861         9,386         9,627         9,814        10,142
Long-term debt                                             386,752       437,112       463,989       448,178       450,884
Total assets (in millions)                                  13,947        14,422        18,170        23,586        23,723
                                                          ========    ==========    ==========    ==========    ==========

On August 31, 1989, Midlantic acquired four banks located in New York state.  These banks, which had total assets of $2.2 billion at year-end 1989, were sold by the Corporation in 1992.  For the effect of the divestiture of these banks, as well as certain other divestitures during 1991 and 1992 (which, in total, reduced total assets by approximately $5.5 billion), this table should be reviewed in conjunction with the financial analysis (see "Introduction" and "Critical Events in Midlantic's
Recent History").











      44 1of2

Midlantic Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per share data)
YEAR ENDED DECEMBER 31                          1993        1992        1991
____________________________________________________________________________
INTEREST INCOME
  Interest and fees on loans                $654,770  $  833,709  $1,420,674
  Interest on investment securities
    Taxable interest income                   91,036     171,188     200,144
    Tax-exempt interest income                 1,012      10,233      22,292
  Interest on deposits in other banks         18,319       5,869      22,814
  Interest on other short-term investments    51,770      30,677      63,438
                                            ________  __________  __________
    Total interest income                    816,907   1,051,676   1,729,362
                                            ________  __________  __________
INTEREST EXPENSE
  Interest on deposits                       262,886     483,154   1,011,800
  Interest on short-term borrowings           11,586      17,341      50,759
  Interest on long-term debt                  36,385      41,517      42,220
                                            ________  __________  __________
    Total interest expense                   310,857     542,012   1,104,779
                                            ________  __________  __________
Net interest income                          506,050     509,664     624,583
  Provision for loan losses                   79,000     137,939     640,402
                                            ________  __________  __________
Net interest income (loss) after
 provision for loan losses                   427,050     371,725     (15,819)
NONINTEREST INCOME
  Trust income                                41,459      46,776      56,156
  Service charges on deposits                 78,815      79,478      78,188
  Investment securities gains (losses)         7,005      52,753      (2,890)
  Mortgage banking fees                           --       6,361      32,459
  Income on factoring receivables             15,823      16,705      20,404
  Net gains on disposition of assets              --      35,208       6,796
  Other                                       51,991      63,615      66,266
                                            ________  __________  __________
    Total noninterest income                 195,093     300,896     257,379
                                            ________  __________  __________
                                             622,143     672,621     241,560
                                            ________  __________  __________
NONINTEREST EXPENSES
  Salaries and benefits                      219,332     257,221     345,679
  Net occupancy                               44,622      51,410      61,566
  Equipment rental and expense                26,881      35,776      43,529
  Other real estate owned, net               134,337      99,744     122,999
  FDIC assessment charges                     33,841      34,090      40,433
  Legal and professional fees                 51,511      51,403      50,803
  Restructuring charges                           --      22,500       3,066
  Other                                       91,266     110,605     160,264
                                            ________  __________  __________
    Total noninterest expenses               601,790     662,749     828,339
                                            ________  __________  __________




      44 2of2

Income (loss) before income taxes
 and cumulative effect of the change
 in accounting for income taxes               20,353       9,872    (586,779)
Income tax (benefit) expense                (111,043)      2,844     (43,476)
                                            ________  __________  __________
Income (loss) before cumulative effect of
the change in accounting for income taxes    131,396       7,028    (543,303)
Cumulative effect of the change
   in accounting for income taxes             38,962          --          --
                                            ________  __________  __________
NET INCOME (LOSS)                           $170,358  $    7,028  $ (543,303)
                                            ========  ==========  ==========
INCOME (LOSS) PER COMMON SHARE
  Income (loss) before cumulative effect of
   the change in accounting for
   income taxes
    Primary                                 $   2.51  $      .08  $   (14.36)
    Fully diluted                               2.51         .08      (14.36)
  Cumulative effect of the change
   in accounting for income taxes
    Primary                                      .76          --          --
    Fully diluted                                .74          --          --
  Net income (loss)
    Primary                                     3.27         .08      (14.36)
    Fully diluted                               3.25         .08      (14.36)
                                            ========  ==========  ==========

See Notes to Consolidated Financial Statements.





























      45 1of2

Midlantic Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

DECEMBER 31                                               1993          1992
____________________________________________________________________________
ASSETS
  Cash and due from banks                          $   712,960   $   799,194
  Interest-bearing deposits in other banks             488,821       407,515
  Other short-term investments                       1,290,000     1,588,166
  Investment securities (market value 1993,
   $2,467,793; 1992, $1,562,037)                     2,455,410     1,552,425
  Investment securities identified for sale
   (market value 1992, $563,721)                            --       562,387

  Loans (net of unearned income of $137,110
   in 1993 and $95,882 in 1992)                      8,314,831     8,954,157
  Less: allowance for loan losses                      394,450       663,901
                                                   ___________   ___________
    Net loans                                        7,920,381     8,290,256
                                                   ___________   ___________
  Premises and equipment, net                          155,129       168,630
  Due from customers on acceptances                     11,084        22,166
  Other real estate owned, net                         132,670       450,879
  Taxes receivable and net deferred tax assets         202,823       139,247
  Other assets                                         577,304       440,893
                                                   ___________   ___________
      Total assets                                 $13,946,582   $14,421,758
                                                   ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Domestic deposits
    Noninterest-bearing demand                     $ 2,839,885   $ 2,811,931
    Interest-bearing demand                          1,433,690     1,411,541
    Savings                                          1,582,614     1,384,826
    Retail money market accounts                     2,193,582     2,529,743
    CDs over $100,000                                  206,422       427,929
    Other time                                       3,322,335     3,980,344
  Overseas branch deposits                               9,273        13,715
                                                   ___________   ___________
    Total deposits                                  11,587,801    12,560,029
                                                   ___________   ___________
  Short-term borrowings                                674,497       370,718
  Bank acceptances outstanding                          11,084        22,166
  Other liabilities                                    163,884       188,271
  Long-term debt                                       386,752       437,112
                                                   ___________   ___________
    Total liabilities                               12,824,018    13,578,296
                                                   ___________   ___________







      45 2of2

  Commitments and contingent liabilities
  Shareholders' equity
    Capital stock
     Preferred stock: no par value
       Authorized 40,000,000 shares
         Issued 500,000 shares in 1993 and 1992         50,000        50,000
     Common stock: par value $3 per share
       Authorized 150,000,000 shares
         Issued 52,173,999 shares in 1993 and
          46,147,818 shares in 1992                    156,522       138,443
    Surplus                                            603,732       509,464
    Retained earnings                                  312,310       145,578
                                                   ___________   ___________
                                                     1,122,564       843,485
    Less treasury stock at cost:
     900 common shares in 1992                              --            23
                                                   ___________   ___________
    Total shareholders' equity                       1,122,564       843,462
                                                   ___________   ___________
      Total liabilities and shareholders' equity   $13,946,582   $14,421,758
                                                   ===========   ===========

See Notes to Consolidated Financial Statements.


































      46 1of2

Midlantic Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

YEAR ENDED DECEMBER 31                                       1993          1992          1991
_____________________________________________________________________________________________
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                   $   170,358   $     7,028   $  (543,303)
    Adjustments to reconcile net income (loss)
     to net cash provided by operating activities
      Provisions for loan and OREO losses                 209,545       215,071       742,440
      Depreciation of premises and equipment               23,909        30,323        37,735
      Amortization of goodwill and other intangibles        6,334         7,696        22,741
      Deferred income tax (benefit) expense               (74,023)       97,390       122,818
      Cumulative effect of the change in
       accounting for income taxes                        (38,962)           --            --
      Net (accretion) amortization of
       investment securities                              (26,460)       34,535         5,527
      Accretion of net deferred loan fees                  (9,324)       (9,093)      (13,791)
      Restructuring charges (net of cash payments
       of $11,708 in 1992 and $3,066 in 1991)                  --        10,792            --
      Net gains on the sales of assets                    (11,107)      (74,965)       (3,399)
      Net (increase) decrease in trading
       account assets                                     (12,720)       17,382        (8,343)
      Net increase in residential mortgage loans
       that are originated/purchased for resale                --        (4,942)      (30,157)
      Net decrease in OREO, net                            33,697        56,534        46,296
      Net decrease in accrued interest receivable           3,191        43,447        54,980
      Net decrease in accrued interest payable            (16,876)      (76,592)      (49,132)
      Net decrease (increase) in taxes receivable
       and net deferred tax assets                         49,409        71,153      (154,233)
      Net decrease in other assets                         14,252           350        49,947
      Net (decrease) increase in other liabilities        (10,865)       15,713       (30,568)
      Other                                                (4,415)       (9,810)       (2,168)
                                                      ___________   ___________   ___________
        Net cash provided by operating activities         305,943       432,012       247,390
                                                      ___________   ___________   ___________


















      46 2of2

CASH FLOWS FROM INVESTING ACTIVITIES
  Sales of subsidiaries (exclusive of cash and
   due from banks of $682 in 1993,
   $139,425 in 1992 and $98,757 in 1991
   and net of disposition costs paid
   of $2,860 in 1992 and $123 in 1991)                     15,322        46,283       142,518
  Cash received in the purchase of two branches                --            --        30,523
  Bulk sales of loans and OREO                            220,802            --            --
  Sales/securitizations of loans                               --       383,745        57,318
  Sales of OREO                                           145,340        99,668        29,562
  Net decrease (increase) in money market
   investments with an original maturity
   of 3 months or less                                    155,225      (314,566)     (164,224)
  Proceeds from money market investments with
   an original maturity greater than 3 months           2,272,097       226,000       234,000
  Purchases of money market investments with an
   original maturity greater than 3 months             (2,165,040)     (869,097)     (180,000)
  Proceeds from sales of investment securities            580,255     2,328,315       587,679
  Proceeds from matured investment securities           1,493,930       774,128     1,239,166
  Purchases of investment securities                   (2,369,924)   (3,011,470)   (2,282,234)
  Net (increase) decrease in loans                       (119,156)      957,577     1,478,338
  Purchases of premises and equipment                     (16,087)      (12,723)      (32,056)
  Sales of premises and equipment                           1,533         2,944         1,564
                                                      ___________   ___________   ___________
        Net cash provided by investing activities         214,297       610,804     1,142,154
                                                      ___________   ___________   ___________
CASH FLOWS FROM FINANCING ACTIVITIES
  Net decrease in deposits                               (968,732)   (1,317,632)   (1,552,082)
  Net increase (decrease) in short-term
   borrowings                                             303,779      (125,903)     (610,804)
  Payments on long-term debt                              (50,360)       (4,877)       (4,011)
  Proceeds from issuance of long-term debt                     --            --        22,000
  Proceeds from issuance of common stock                  108,839       109,990            --
  Dividends paid                                               --            --        (2,859)
                                                      ___________   ___________   ___________
        Net cash used by financing activities            (606,474)   (1,338,422)   (2,147,756)
                                                      ___________   ___________   ___________
NET DECREASE IN CASH AND CASH EQUIVALENTS             $   (86,234)  $  (295,606)  $  (758,212)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD          799,194     1,094,800     1,853,012
                                                      ===========   ===========   ===========
CASH AND CASH EQUIVALENTS AT END OF PERIOD            $   712,960   $   799,194   $ 1,094,800
                                                      ===========   ===========   ===========

See Notes to Consolidated Financial Statements.

Midlantic Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except share and per share data)

FOR THE THREE YEARS ENDED             Preferred     Common                Retained   Treasury
DECEMBER 31, 1993                         Stock      Stock    Surplus     Earnings      Stock
_____________________________________________________________________________________________
Balance at January 1, 1991              $50,000   $114,308   $420,348    $ 688,436    $  (317)
                                        _______   ________   ________    _________    _______
  Net loss                                   --         --         --     (543,303)        --
  Cash dividends declared on preferred
   stock, $3.81 per share                    --         --         --       (1,906)        --
  Addition of 10,786 common shares to
   the treasury                              --         --         --           --       (318)
  Issuance of 8,480 common treasury
   shares for stock options and stock
   awards                                    --         --       (223)          --        274
                                        _______   ________   ________    _________    _______
Balance at December 31, 1991             50,000    114,308    420,125      143,227       (361)
                                        _______   ________   ________    _________    _______
  Net income                                 --         --         --        7,028         --
  Issuance of 288,941 common shares
   for preferred stock dividends             --        867      3,810       (4,677)        --
  Issuance of 7,650,000 common shares        --     22,950     86,534           --         --
  Addition of 38,612 common shares to
   the treasury                              --         --         --           --     (1,037)
  Issuance of 106,312 common shares
   and 48,188 common treasury shares
   for stock options and stock awards        --        318     (1,005)          --      1,375
                                        _______   ________   ________    _________    _______
Balance at December 31, 1992             50,000    138,443    509,464      145,578        (23)
                                        _______   ________   ________    _________    _______
  Net income                                 --         --         --      170,358         --
  Issuance of 163,556 common shares
   for preferred stock dividend              --        491      3,135       (3,626)        --
  Issuance of 5,750,000 common shares        --     17,250     89,890           --         --
  Addition of 4,081 common shares
   to the treasury                           --         --         --           --        (95)
  Issuance of 97,498 common shares
   and 4,981 common treasury shares
   for stock options and stock awards        --        293        918           --        118
  Issuance of 15,127 common shares
   purchased by Midlantic 401(k) plan        --         45        325           --         --
                                        _______   ________   ________    _________    _______
BALANCE AT DECEMBER 31, 1993            $50,000   $156,522   $603,732    $ 312,310    $    --
                                        =======   ========   ========    =========    =======

See Notes to Consolidated Financial Statements.






      48 1of2

Midlantic Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of Midlantic Corporation and Subsidiaries follow generally accepted accounting principles and general practices applicable to both the banking and bank-related industries. The policies which materially affect the determination of results of operations, financial position and cash flows are summarized below.

Principles of Consolidation
- ---------------------------
The consolidated financial statements of Midlantic Corporation ("MC") and its wholly-owned subsidiaries ("Midlantic" or the "Corporation") include the accounts of Midlantic National Bank ("MNB"); Continental Bank ("CB"); several smaller subsidiaries; and Midlantic Banks Inc. ("MBI"), the lower-tier holding company. All significant intercompany accounts and transactions have been eliminated.

Reclassifications
- -----------------
Certain amounts in the financial statements presented for prior periods have been reclassified to conform with the 1993 presentation.

Statement Of Cash Flows
- -----------------------
The statement of cash flows is presented using the indirect method.

Cash equivalents, for the purpose of this statement, are defined as cash and due from banks.

The changes in accrued interest payable on interest rate swap contracts are netted against the changes in accrued interest receivable.

The changes in assets and liabilities presented in the cash flow statement are net of the effects of divestitures and acquisitions which are disclosed as the net proceeds received or paid in such transactions.

Money Market Investments
- ------------------------
Money market investments are defined as interest-bearing deposits in other banks and other short-term investments. Other short-term investments include federal funds sold, term federal funds sold, commercial paper and securities purchased under resale agreements.

Investment Securities
- ---------------------
Investments in debt securities that Midlantic has both the intent and ability to hold until maturity are stated at cost, adjusted for amortization of premiums and discounts. Premiums/discounts are amortized/accreted over the contractual lives of debt securities. Debt securities identified for sale prior to their contractual maturities in order to meet asset and liability management objectives and marketable equity securities are carried at the lower of aggregate cost or market value. Trading account securities are carried at market value. Securities gains or losses are determined using the specific identification method.


      48 2of2

In May 1993, the Financial Acounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities," which is effective for fiscal years beginning after December 15, 1993. FAS No. 115 establishes the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Under the provisions of FAS No. 115, those investments will be classified into three categories: (1) held to maturity securities, which Midlantic has both the positive intent and ability to hold until maturity, will be reported at amortized/accreted cost; (2) trading securities, which are purchased and held principally for the purpose of selling in the near term, will be reported at fair value with unrealized gains and losses included in earnings; and (3) available-for-sale securities, which do not meet the criteria of the other two categories, will be reported at fair value with unrealized gains and losses, net of applicable income taxes, reported as a separate component of shareholders' equity and excluded from earnings. Midlantic estimates that this statement, which will be adopted in the first quarter of 1994, will have no material impact on its financial condition or results of operations at the time of adoption.

Loans
- -----
Loan origination fees and certain direct loan origination costs are deferred and the net amounts are amortized as adjustments of the loans' yields. Midlantic generally amortizes net loan fees over the contractual lives of the related loans.

Unearned interest income on all loan categories is taken into earnings over the terms of the related loans.

Nonaccrual Loans And Other Real Estate Owned
- --------------------------------------------
Loans are generally reported as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is determined to be in jeopardy. Loans, with the exception of partially charged off loans or loans with any portion classified as doubtful, may be placed back on accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms, involving payments of cash or cash equivalents. The remaining recorded balance of a partially charged off loan, however, may be returned to accrual status if the entire contractual loan balance, together with all unpaid contractual interest, is determined to be fully collectible.

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a





      49 1of2
                                          Midlantic Corporation and Subsidiaries

reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Other real estate owned ("OREO") consists principally of real estate collateral whereby Midlantic has foreclosed and/or has obtained title to the properties and "in-substance" foreclosures ("ISF(s)"). A loan is classified as an ISF when conditions exist where the debtor has little or no equity in the supporting collateral, considering the current fair value of such collateral; the proceeds for repayment of the loan can be expected only from the operation or sale of such collateral; and the debtor has either formally or effectively abandoned control of the collateral to the lender or retained control, but his ability to rebuild equity in the collateral or otherwise repay the loan in the foreseeable future is doubtful. A loan does not have to be in default to be classified as an ISF.

OREO is carried at the lower of the recorded investment in the loan or the fair value less estimated costs of disposal of the property ("net realizable value"). Upon transfer of a loan to OREO status, an appraisal is made of the foreclosed property (or the underlying collateral in the case of an ISF) and any excess of the loan balance over net realizable value is charged against the allowance for loan losses.

Subsequent adjustments to net realizable value, primarily determined through appraisals of the properties and the overall condition of the real estate market, are recognized through a provision charged to OREO expense. Costs incurred for the holding of OREO properties, net of rental income (if any), are also charged directly to OREO expense.

When a loan is transferred to nonaccrual status or directly to OREO, it is Midlantic's general policy to reverse interest income accrued but not received for the current period and charge interest accrued but not yet received for prior periods against the allowance for loan losses.

Renegotiated Loans
- ------------------
Loans are considered troubled debt restructurings under FAS No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings" if, for economic or legal reasons, a concession has been granted to the borrower related to the borrower's financial difficulties that the creditor would not otherwise consider. Midlantic has restructured certain loans in instances where a determination was made that greater economic value will be realized under new terms than through foreclosure, liquidation or other disposition. Midlantic classifies restructured loans as "renegotiated loans" and accrual of interest resumes when such loans can demonstrate performance (as generally evidenced by six months of pre- or post-restructuring payment performance in accordance with the restructured terms, or by the presence of other significant factors). Prior to demonstrating performance, Midlantic classifies restructured loans as nonaccrual. In those cases where the average current yield differs from the effective yield, interest income on renegotiated loans is recognized on the more conservative average current yield basis until certain contingencies are

      49 2of2

met. A renegotiated loan that has demonstrated performance and has an effective yield greater than or equal to a market interest rate at the date of closing is classified as an accruing loan in the reporting period immediately following the year it was disclosed as renegotiated and was so disclosed in the annual report for that year.

Allowance For Loan Losses
- -------------------------
The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Loans, or portions of loans, which are determined to be uncollectible are charged against the allowance account and subsequent recoveries, if any, are credited to the account. In establishing an appropriate allowance, factors that are considered include an assessment of the financial condition of individual borrowers, a determination of the value and adequacy of underlying collateral, including appraisals as required, the composition and balance of the credit portfolio, a review of historical loss experience, and an analysis of the levels and trends of delinquencies, charge-offs and the risk ratings of the various loan categories. Such factors as the level and trend of interest rates and the condition of the national and local economies are also considered.

Accounting For Loan Impairment
- ------------------------------
In May 1993, the FASB issued FAS No. 114 "Accounting by Creditors for Impairment of a Loan," which is effective for fiscal years beginning after December 15, 1994. Under FAS No. 114 an impaired loan is defined as a loan for which it is probable, based on current information, that the lender will not collect all amounts due under the contractual terms of the loan agreement.
FAS No. 114 requires that impaired loans be measured based upon either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Midlantic has not determined the effect of adoption and, at this time, does not plan to elect early adoption.

Premises And Equipment, Net
- ---------------------------
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the terms of the leases or the estimated useful lives of the improvements. Expenditures for maintenance and repairs are charged to expense; major replacements, renewals and betterments are capitalized. Gains and losses on dispositions are reflected in current operations.

Assets Held For Accelerated Disposition
- ---------------------------------------
Assets held for accelerated disposition, included in other assets, consist of accruing and nonaccrual loans and OREO properties. These assets are carried at net realizable value.







      50 1of2
CONSOLIDATED NOTES (continued)

Intangible Assets
- -----------------
Goodwill (excess cost over net assets acquired) resulting from various acquisitions is amortized generally on a straight-line basis over the estimated period to be benefited. The remaining amortization period averages
16.4 years. Other intangibles, primarily consisting of the present value of excess servicing of loans that were securitized and sold, are being amortized over the estimated periods of benefit. The remaining amortization period averages 1.8 years.

Offsetting Of Certain Assets And Liabilities
- --------------------------------------------
In March 1992, the FASB issued FASB Interpretation ("FIN") No. 39 "Offsetting of Amounts Related to Certain Contracts," which is effective for fiscal years beginning after December 31, 1993. Under FIN No. 39, assets and liabilities may not be netted unless a right of setoff exists. However, the fair value of interest rate swap, forward, currency swap or other exchange contracts with the same counterparty under master netting arrangements may be offset as well as their accrual components. FIN No. 39, which will be adopted by Midlantic in the first quarter of 1994, will have no material impact on the Corporation's financial statements.

Trust Income
- ------------
Trust income is recognized generally on a cash basis. The results of trust operations would not be materially different if reported on an accrual method.

Pension Plans
- --------------
Midlantic has a noncontributory defined benefit pension plan which covers substantially all employees. Benefits are based upon years of service and generally upon the employee's average compensation during the four consecutive years prior to normal retirement which produces the highest average. Annual contributions to the plans are at least equal to the minimum amount, if any, required by the Employee Retirement Income Security Act of 1974 but no greater than the maximum amount that can be deducted for federal income tax purposes.

Postretirement Benefits
- -----------------------
In the first quarter of 1993, the Corporation adopted FAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." FAS No. 106 requires that the projected future cost of providing postretirement health care and other benefits be recognized on an accrual basis during the periods employees provide services to earn those benefits. Midlantic has elected to amortize the transition obligation on a straight-line basis over a period of 20 years, beginning in 1993, and such transition obligation is included as a component of net periodic postretirement benefit cost. The transition obligation is the unrecognized amount of the accumulated postretirement benefit obligation ("APBO") in excess of the fair value of plan assets plus any recognized accrued postretirement benefit cost or less any recognized prepaid postretirement benefit cost for all plan participants at the point of adoption. Prior to 1993, Midlantic accounted for postretirement costs on a "pay-as-you-go" basis.




      50 2of2

Postemployment Benefits
- -----------------------
In November 1992, the FASB issued FAS No. 112 "Employers' Accounting for Postemployment Benefits" which is effective for fiscal years beginning after December 15, 1993. FAS No. 112 requires accrual accounting for postemployment benefits (benefits such as severance and disability payments to former or inactive employees after employment but before retirement), under the following circumstances: if the employees' rights to postemployment benefits are attributable to services already rendered and the rights to those benefits accumulate or vest, and if payment of the benefits is probable and the amount of the benefits can be reasonably estimated. If the four criteria mentioned cannot be met, the employer should accrue an obligation for these benefits when payment is both probable and estimable. Based upon current estimates, the Corporation will recognize, in the first quarter of 1994, a charge to earnings ranging from $7 million to $8 million, net of income taxes, resulting from the cumulative effect of this change in accounting principle. The Corporation presently accounts for postemployment benefits on a "pay-as-you-go" basis.

Off-balance Sheet Financial Instruments
- ---------------------------------------
In the ordinary course of business the Corporation has entered into off-balance sheet financial instruments including commitments to extend credit, standby and commercial letters of credit and interest rate swap contracts. Amounts due or payable on such instruments are recorded on the balance sheet.

Midlantic enters into interest rate swap contracts to manage interest rate risk (the risk that changes in Midlantic's net interest income will occur from fluctuations in market interest rates, unscheduled payments and other events). Such instruments are used as interest rate hedges for certain groups of interest-earning assets and interest-bearing liabilities. The net periodic payments or receipts arising from these swaps are recognized on a settlement basis as adjustments to interest income/interest expense depending upon the underlying asset or liability that is hedged.

Income Taxes
- ------------
Midlantic adopted FAS No. 109 "Accounting for Income Taxes" in the first quarter of 1993 as a cumulative effect of a change in accounting principle. The cumulative effect of this change in accounting principle increased net income by $38.962 million or $.74 per fully diluted common share. FAS No. 109 requires a change from the "deferred tax method," utilized prior to 1993, to a comprehensive tax allocation using the "liability method" of accounting for income taxes. Under the liability method, deferred income taxes are provided for temporary differences based upon the expected tax rates in the years that payment or receipt of such taxes is expected, and adjustment of the deferred tax asset or liability is required to reflect subsequent changes in income tax rates. The establishment of a valuation allowance is required for that portion of a deferred tax asset for which a tax benefit is not expected to be realized.

Prior to 1993, the Corporation accounted for income taxes in conformity with Accounting Principles Board Opinion No. 11 "Accounting for Income Taxes." A detail of the components of deferred federal income expense for 1992 and 1991 is presented in Note 24.



      51 1of2
                                          Midlantic Corporation and Subsidiaries

Income (Loss) Per Common Share
- ------------------------------
Primary income per common share ("primary EPS") is computed by dividing net income (less preferred stock dividends, declared or in arrears) by the weighted average number of common shares and common share equivalents outstanding during each year. Fully diluted income per common share ("fully diluted EPS") is determined by dividing net income (plus interest expense, net of federal income taxes on convertible subordinated debentures; less preferred stock dividends, declared or in arrears) by the weighted average number of common shares and common share equivalents outstanding during each year plus the number of shares issuable on conversion of debentures only if the effect of the interest expense and number of shares relating to the debentures are dilutive. Where applicable, primary and fully diluted loss per common share are computed by dividing net loss (less preferred stock dividends, declared or in arrears) by the weighted average number of common shares outstanding during the period.

Primary and fully diluted income per common share before the cumulative effect of the change in accounting principle are computed by dividing income before the cumulative effect of the change in accounting principle by the same factors as those used to compute primary and fully diluted EPS.

2. DIVESTITURES AND INTERNAL MERGERS

As part of Midlantic's objective to concentrate its business in its core market area, in 1993, Midlantic exited the Hong Kong market by selling its Hong Kong-based affiliate for a price of $16.004 million (which was substantially equal to book value). At December 31, 1992, the Hong Kong-based affiliate had total assets of $107.640 million.

During 1991 and 1992, MC completed the following transactions pursuant to a restructuring program initiated during 1991 which encompassed a strategy to sell assets and subsidiaries located outside of New Jersey and southeastern Pennsylvania and consolidate operations in New Jersey in order to strengthen MC's capital position and focus on its core market:

. On December 31, 1992, The Merchants National Bank & Trust Company of Syracuse ("Merchants") and Union National Bank ("Union") were sold to ONBANCorp, Inc. for a price of $93.290 million in cash and other consideration. At December 31, 1992, Merchants and Union had combined assets and shareholder's equity totalling $994.002 million and $77.681 million, respectively, and had combined net income for 1992 of $2.685 million.

. On July 1, 1992, Central Trust Company ("Central") and Endicott Trust Company ("Endicott") were sold to Manufacturers & Traders Trust Company, a subsidiary of First Empire State Corporation, for a price of $114.801 million in cash and other consideration. At June 30, 1992, Central and Endicott had combined assets and shareholder's equity totalling $1.384 billion and $70.947 million, respectively, and had combined net income for 1992 through date of sale of $3.382 million.

. On March 24, 1992, MC sold Midlantic Home Mortgage Corporation ("MHMC"), a mortgage banking subsidiary, for a total consideration of $44.618 million.


      51 2of2

. On December 31, 1991, MC sold The York Bank and Trust Company ("York") to First Maryland Bancorp for a price of $129.000 million. At December 31, 1991, York had total assets of $1.374 billion and had a net loss for 1991 of $2.547 million.

. On December 31, 1991, MC sold United Penn Bank and UniPenn Realty Co. (collectively "United") to Mellon Bank, N.A. for a price of $90.200 million. At December 31, 1991, United had total assets of $1.458 billion and had a net loss for 1991 of $14.103 million.

. On November 15, 1991, Midlantic National Bank and Trust Co./Florida ("MNB/Florida") sold its trust assets, branch facilities and $20.928 million in private banking and home equity loans to Comerica Trust Company of Florida, N.A. and Comerica Bank-Florida, F.S.B. for a price of $24.198 million.

. On September 30, 1991, Midlantic National Bank/North was merged with and into MNB in order to consolidate MC's New Jersey operations.

Midlantic recognized pretax gains in 1992 aggregating $15.499 million relating to the divestitures of Merchants and Union, Central and Endicott, and MHMC, which included net pension curtailment and settlement gains totalling $4.805 million (see Note 20). In 1991, Midlantic recognized pretax gains totalling $63.841 million relating to the divestitures of York, United and the asset sales of MNB/Florida, which included pension curtailment and settlement gains of $4.285 million related to York and United (see Note 20). In 1991, Midlantic also recorded an estimated loss of $62.063 million for the then prospective sales of Merchants and Union, and Central and Endicott.

Restructuring charges of $22.500 million and $3.066 million were recorded in 1992 and 1991, respectively. The restructuring charges in 1992 were recognized as a part of Midlantic's "FOCUS '92" program designed to reduce operating expenses and improve Midlantic's effectiveness in serving its customers and was comprised of $12.500 million for severance pay and outplacement services and $10.000 million for the write-off of leases and leasehold improvements, primarily for operational support buildings. Restructuring charges in 1991 were principally comprised of provisions for employee severance payments.

On May 15, 1991, Continental Bancorp, Inc. ("CBI"), a subsidiary bank holding company of MC, was merged with and into MC. CBI's subsidiaries at date of merger became direct subsidiaries of MC.

Unaudited pro forma consolidated results of operations for 1992 as if the divestitures of MHMC, Central, Endicott, Merchants and Union had occurred on January 1, 1992 and for 1991 as if the divestitures of York, United, MHMC, Central, Endicott, Merchants and Union had occurred on January 1, 1991 are:











      52 1of2
CONSOLIDATED NOTES (continued)

(In thousands, except per share data)           1992          1991
__________________________________________________________________
(Unaudited)
INTEREST INCOME
  Interest and fees on loans                $720,345    $1,033,077
  Interest on investment securities
    Taxable interest income                  152,829       132,516
    Tax-exempt interest income                 6,563        14,857
  Interest on deposits with banks              5,790        17,152
  Interest on other short-term investments    29,348        47,707
                                            ________    __________
    Total interest income                    914,875     1,245,309
                                            ________    __________
INTEREST EXPENSE
  Interest on deposits                       424,343       744,255
  Interest on short-term borrowings           17,165        37,791
  Interest on long-term debt                  41,382        41,581
                                            ________    __________
    Total interest expense                   482,890       823,627
                                            ________    __________
Net interest income                          431,985       421,682
  Provision for loan losses                  116,227       579,087
                                            ________    __________
Net interest income (loss) after
 provision for loan losses                   315,758      (157,405)
                                            ________    __________
Noninterest income                           278,536       204,491
                                            ________    __________
Noninterest expenses                         597,247       651,620
                                            ________    __________
Loss before income taxes                      (2,953)     (604,534)
  Income tax expense (benefit)                 2,844       (43,476)
                                            ________    __________
NET LOSS                                      (5,797)     (561,058)
  Preferred stock dividends                   (3,672)       (3,812)
                                            ________    __________
NET LOSS APPLICABLE TO PRIMARY AND
 Fully Diluted Common Shares                $ (9,469)   $ (564,870)
                                            ========    ==========
LOSS PER COMMON SHARE
  Primary                                   $   (.23)   $   (14.83)
  Fully diluted                                 (.23)       (14.83)
                                            ========    ==========

The pro forma consolidated results are not necessarily indicative of the results of operations that would have been obtained if the divestitures of MHMC, Central, Endicott, Merchants and Union had actually occurred on January 1, 1992 or if the divestitures of York, United, MHMC, Central, Endicott, Merchants and Union had actually occurred on January 1, 1991. The pro forma consolidated results do not provide for interest income earned upon the



      52 2of2

assumed investment of the sales proceeds. Under the assumption of investing the sales proceeds in short-term investments and other interest-earning assets, the pro forma consolidated results would reflect total interest income of $922.158 million and $1.274 billion, net income of $1.486 million and a net loss of $532.704 million, and a loss per common share of $.05 and $14.08 for 1992 and 1991, respectively.

3. CASH AND DUE FROM BANKS

Average cash balances reserved to meet regulatory requirements of the Federal Reserve Board and cash balances maintained at other banks for compensating balance requirements amounted to $380.761 million and $347.333 million at December 31, 1993 and 1992, respectively.

4. INVESTMENT SECURITIES

At December 31, 1993 and 1992, the book and quoted market values and gross unrealized gains and losses of the securities portfolio are as follows:

                                                             DECEMBER 31, 1993
                                          __________________________________________________
                                                            Gross        Gross
                                                Book   Unrealized   Unrealized        Market
(In thousands)                                 Value        Gains       Losses         Value
                                          __________   __________   __________    __________
United States Treasury securities         $1,278,711      $   458      $  (144)   $1,279,025
Obligations of United States government
 agencies                                  1,083,674        9,753         (689)    1,092,738
Obligations of states and political
 subdivisions                                 24,665            4         (562)       24,107
Other securities                              68,360        3,732         (169)       71,923
                                          __________   __________   __________    __________
                                          $2,455,410      $13,947      $(1,564)   $2,467,793
                                          ==========   ==========   ==========    ==========




















      53 1of2

                                                      Midlantic Corporation and Subsidiaries
                                                             December 31, 1992
                                          __________________________________________________
                                                            Gross        Gross
                                                Book   Unrealized   Unrealized        Market
(In thousands)                                 Value        Gains       Losses         Value
                                          __________   __________   __________    __________
United States Treasury securities
  Permanent portfolio                     $  779,144      $ 7,189      $(2,653)   $  783,680
  Identified for sale                        562,387        1,334           --       563,721
Obligations of United States government
 agencies                                    679,316       10,006         (266)      689,056
Obligations of states and political
 subdivisions                                 15,002          589         (737)       14,854
Other securities                              78,963          561       (5,077)       74,447
                                          __________   __________   __________    __________
                                          $2,114,812      $19,679      $(8,733)   $2,125,758
                                          ==========   ==========   ==========    ==========

The components of realized investment securities gains and losses for 1993, 1992 and 1991 are as follows:

(In thousands)                                   1993        1992      1991
___________________________________________________________________________
Gross realized investment securities gains     $7,469     $56,977   $ 4,977
Gross realized investment securities losses      (464)     (4,224)   (7,867)
                                               ______     _______   _______
  Investment securities gains (losses)         $7,005     $52,753   $(2,890)
                                               ======     =======   =======






















      53 2of2

At December 31, 1993, a maturity distribution of the book and quoted market values and weighted average interest rates of the securities portfolio are as follows:

                                           December 31, 1993
                       _______________________________________________________
                                      Obligations     Obligations
                                          of U.S.       of States
                       U.S.Treasury    Government   and Political        Other
(In thousands)           Securities      Agencies    Subdivisions   Securities
                       ____________    __________   _____________   __________
0-1 Year
  Book value             $  703,313    $   48,278         $18,612      $ 1,750
  Market value              703,283        48,341          18,616        1,750
  Average yield(1)             3.26%         5.93%           3.15%        6.07%
1-5 Years
  Book value             $  575,197    $  741,304         $   844      $ 2,103
  Market value              575,541       743,442             844        2,106
  Average yield(1)             4.26%         6.01%           5.89%        5.89%
5-10 Years
  Book value             $      201    $  242,626         $   552      $ 1,344
  Market value                  201       246,746             552        1,349
  Average yield(1)             4.00%         6.90%           5.53%        5.97%
10+ Years
  Book value             $       --    $   51,466         $ 4,657      $36,405
  Market value                   --        54,209           4,095       36,286
  Average yield(1)               --%         8.46%           5.50%        4.92%
No maturity(2)
  Book value             $       --    $       --         $    --      $26,758
  Market value                   --            --              --       30,432
                       ____________    __________   _____________   __________
Total
  Book value             $1,278,711    $1,083,674         $24,665      $68,360
  Market value            1,279,025     1,092,738          24,107       71,923
  Average yield(1)             3.71%         6.32%           3.74%        5.05%
                       ============    ==========   =============   ==========

(1) Average yields are computed on a yield-to-maturity basis and the total average yield excludes securities with no maturity.
(2) Investment securities with no stated maturity include Federal Reserve Bank stock and other equity securities.

Investment securities carried at $849.562 million at December 31, 1993 and $837.598 million at December 31, 1992 were pledged for fiduciary powers, securities sold under repurchase agreements, and other purposes required by law. Trading account securities included in obligations of states and political subdivisions aggregated $19.384 million and $6.664 million at December 31, 1993 and 1992, respectively. At December 31, 1993, Midlantic had aggregate investments with the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association ("FNMA"), which comprised 61 percent and 34 percent of shareholders' equity, respectively.



      54 1of2
CONSOLIDATED NOTES (continued)

5. LOANS

Loans at December 31, 1993 and 1992 consist of the following:

(In thousands)                               1993          1992
_______________________________________________________________
Commercial and financial               $2,897,656    $3,467,033
Real estate
  Construction and development            834,013     1,497,447
  Long-term commercial mortgage         1,664,757     1,915,445
  Long-term 1-4 family residential        636,632       454,347
Loans to individuals                    2,415,391     1,635,493
Foreign                                     3,492        80,274
                                       __________    __________
  Total loans                           8,451,941     9,050,039
Less: unearned income*                    137,110        95,882
                                       __________    __________
  Total loans, net of unearned income   8,314,831     8,954,157
Less: allowance for loan losses           394,450       663,901
                                       __________    __________
  Net loans                            $7,920,381    $8,290,256
                                       ==========    ==========

*Includes net deferred loan fees of $9.642 million in 1993 and $11.234 million in 1992.

6. ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses for 1993, 1992 and 1991 is as follows:

(In thousands)                         1993        1992        1991
___________________________________________________________________
Balance at beginning of period    $ 663,901   $ 841,692   $ 737,122
Allowances related to
 subsidiaries sold                     (712)    (41,413)    (57,237)
Charge-offs on loans sold in
 bulk sales or transferred to
 assets held for accelerated
 disposition                       (181,863)         --          --
Provision charged to operating
 expense                             79,000     137,939     640,402
Recoveries on loans                  33,542      44,708      34,654
Loans charged off                  (199,418)   (319,025)   (513,249)
                                  _________   _________   _________
Balance at end of period          $ 394,450   $ 663,901   $ 841,692
                                  =========   =========   =========



      54 2of2
7. LOANS TO RELATED PARTIES
Loans to related parties include loans made to directors and executive officers (and to any associates of such persons) of MC, MBI, MNB and CB. Associates of a director or executive officer include his immediate family and any corporation, venture or organization of which such director or executive officer is a general partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities. The following analysis shows the activity of related party loans for 1993:

(In thousands)
_______________________________________________________________
Balance at December 31, 1992                          $ 148,342
Additions                                               244,180
Repayments                                             (249,919)
Other reductions*                                          (179)
                                                      _________
Balance at December 31, 1993                          $ 142,424
                                                      =========

*Represents removal of one loan to a former executive officer of Midlantic.

At December 31, 1993, there were no related party loans classified as nonaccrual.

8. NONACCRUAL LOANS
Nonaccrual loans at December 31, 1993 and 1992 are as follows:

(In thousands)                                           1993        1992
_________________________________________________________________________
Nonaccrual loans
  Commercial and financial                           $114,632    $208,442
  Real estate
    Construction and development                       50,143     373,344
    Long-term commercial mortgage                      63,431     173,572
    Long-term 1-4 family residential                    4,489       4,798
  Loans to individuals                                 32,604      47,500
  Foreign                                                  --       2,013
                                                     ________    ________
      Total nonaccrual loans                         $265,299    $809,669
                                                     ========    ========
Impact on income
  Interest income that would have been recorded
   during the year on nonaccrual loans outstanding
   at period-end in accordance with original terms   $ 27,904    $ 68,130
  Less: interest income actually recorded on such
   nonaccrual loans during the year                     4,933       7,304
                                                     ________    ________
      Loss of interest income on nonaccrual
        loans outstanding at period-end              $ 22,971    $ 60,826
                                                     ========    ========


      55 1of2
                                          Midlantic Corporation and Subsidiaries

9. RENEGOTIATED LOANS

Renegotiated loans at December 31, 1993 and 1992 are as follows:

(In thousands)                                             1993       1992
__________________________________________________________________________
Renegotiated loans                                     $172,058   $159,685
                                                       ========   ========
Impact on income
  Interest income that would have been recorded
   during the year on renegotiated loans outstanding
   at period-end in accordance with original terms     $  9,970   $  8,258
  Less: interest income actually recorded on
   such renegotiated loans during the year                8,092      5,506
                                                       ________   ________
     Loss of interest income on renegotiated
      loans outstanding at period-end                  $  1,878   $  2,752
                                                       ========   ========

The loans presented in the above table are performing in accordance with their new terms. At December 31, 1993, unused commitments to extend credit on renegotiated loans amounted to $27.000 million.


10. PREMISES AND EQUIPMENT, NET

At December 31, 1993 and 1992, premises and equipment, net, consist of the following:

(In thousands)                                          1993           1992
___________________________________________________________________________
Land                                                $ 24,946       $ 25,681
Buildings                                            133,501        133,633
Vaults, equipment and fixtures                       196,132        190,864
Leasehold improvements                                45,400         43,855
Capitalized leases                                    12,067         12,067
                                                    ________       ________
                                                     412,046        406,100
Less: allowance for depreciation and amortization    256,917        237,470
                                                    ________       ________
                                                    $155,129       $168,630
                                                    ========       ========







      55 2of2

11. OTHER ASSETS

At December 31, 1993 and 1992, other assets consist of the following:

(In thousands)                                1993         1992
_______________________________________________________________
Assets held for accelerated disposition   $158,157     $     --
Receivables purchased under factoring
 arrangements, net                         118,254      102,009
Goodwill                                    93,799       99,891
Accrued interest receivable                 77,281       80,442
Other intangibles                           10,464       31,136
Other                                      119,349      127,415
                                          ________     ________
                                          $577,304     $440,893
                                          ========     ========

At December 31, 1993, the Corporation identified loans and OREO with an aggregate book value of $292.236 million which it placed for possible bulk sale. The assets for sale were reclassified to other assets at net realizable value of $158.157 million. The sales of these assets (which primarily represent real estate development loans and holdings of land in New Jersey and Pennsylvania) are expected to be finalized in 1994 and are subject to successful negotiation of terms including price, execution of definitive agreements and satisfaction of closing conditions. No assurance can be given that the bulk sale of these assets will be consummated or that, if consummated, all of the assets presently anticipated to be included in such bulk sales will be sold.


12. ALLOWANCE FOR OREO

An analysis of the allowance for OREO for 1993, 1992 and 1991 is as follows:

(In thousands)                                1993       1992       1991
________________________________________________________________________
Balance at beginning of period            $ 46,101   $ 48,609   $ 42,035
Allowances related to subsidiaries sold         --     (1,250)    (1,128)
Charge-offs on OREO sold in bulk sales
 or transfered to assets held for
 accelerated disposition                   (77,027)        --         --
Provision charged to operating expense     130,545     77,132    102,038
Write-downs to net realizable value
 (fair value in 1991)                      (62,587)   (78,390)   (94,336)
                                          ________   ________   ________
Balance at end of period                  $ 37,032   $ 46,101   $ 48,609
                                          ========   ========   ========



      56 1of2

CONSOLIDATED NOTES (continued)

13. DEPOSITS
The following shows the time remaining to maturity of domestic time certificates of deposit of $100,000 or more at December 31, 1993:

(In thousands)
_______________________________________________________________
Three months or less                                   $148,328
Over three through six months                            33,973
Over six through twelve months                            4,092
Over twelve months                                       20,029
                                                       ________
                                                       $206,422
                                                       ========

The majority of overseas branch deposits is in denominations of $100,000 or more.

14. SHORT-TERM BORROWINGS


At December 31, 1993, 1992 and 1991, short-term borrowings consist of the following:

(In thousands)                                                 1993          1992          1991
_______________________________________________________________________________________________
Federal funds purchased
  At December 31 - Balance                                 $ 34,754      $ 50,605      $ 86,480
                 - Weighted average interest rate              3.03%         2.87%         4.13%
  During the year- Maximum outstanding at any month-end    $ 80,880      $101,220      $172,585
                 - Daily average                             46,726        65,584       138,245
                 - Weighted average interest rate paid         2.99%         3.52%         6.65%
Securities sold under repurchase agreements
  At December 31 - Balance                                 $609,743      $286,492      $356,964
                 - Weighted average interest rate              3.13%         2.83%         3.74%
  During the year- Maximum outstanding at any month-end    $609,743      $459,616      $725,307
                 - Daily average                            318,985       408,755       583,957
                 - Weighted average interest rate paid         2.91%         3.22%         5.55%
Other borrowings
  At December 31 - Balance                                 $ 30,000      $ 33,621      $144,688
                 - Weighted average interest rate              2.71%         2.41%         2.41%
  During the year- Maximum outstanding at any month-end    $ 34,920      $150,789      $255,608
                 - Daily average                             28,680        50,861       185,963
                 - Weighted average interest rate paid         3.12%         3.72%         4.91%
                                                           ========      ========      ========






      56 2of2

Included in securities sold under repurchase agreements at December 31, 1993 was $244.177 million of borrowings (with a maturity of 364 days) which Midlantic assumed under a security lending program. Under the security lending program, the Corporation made available to an unaffiliated third party, tax-exempt income on certain loans and invested the proceeds in higher-yielding taxable securities. The program is structured to allow Midlantic the opportunity to reacquire the loans at a future date. The transaction is reported as a borrowing with the tax-exempt loans remaining on Midlantic's consolidated balance sheet and the proceeds reported in short-term borrowings.

Most federal funds purchased mature in one day and, with the exception of the previously mentioned borrowings related to the security lending program, the majority of securities sold under repurchase agreements mature within 30 days. Other borrowings consist principally of demand notes to the U.S. Treasury and short-term borrowings with other banks.

At December 31, 1991, other borrowings included $79.315 million of borrowings of MHMC which was divested during 1992 (see Note 2).


15. LONG-TERM DEBT
At December 31, 1993 and 1992, long-term debt consists of:

(In thousands)                                                        1993        1992
______________________________________________________________________________________
9.20% Subordinated Capital Notes Due August 1, 2001               $100,000    $100,000
9.875% Subordinated Capital Notes Due December 1, 1999             100,000     100,000
9 1/4% Notes Due September 1, 1999                                 100,000     100,000
8 1/4% Convertible Subordinated Debentures Due July 1, 2010         75,000      75,000
11.35% Notes due March 1, 1993                                          --      50,000
7 3/4% Debentures due March 1, 1998 (redeemed in January, 1994)     11,752      12,112
                                                                  ________    ________
                                                                  $386,752    $437,112
                                                                  ========    ========




















      57 1of2
                                          Midlantic Corporation and Subsidiaries

In January 1994, the Corporation redeemed the remaining outstanding 7 3/4% debentures at par value totalling $11.752 million. During the next five years (1994-1998) there are no scheduled principal payments or maturities on any long-term obligations.

The 9 1/4% notes are unsecured, rank on a parity with all other unsecured and unsubordinated indebtedness of MC and are not redeemable prior to maturity.

The 9.20% and 9.875% subordinated capital notes are to be exchanged at maturity for common stock or perpetual preferred stock of MC having a market value equal to the principal amount of the notes or, upon satisfaction of certain conditions, MC may elect to repay the notes in cash. As defined in the indenture covering the notes, MC may exercise this election to the extent it has issued capital securities and designated proceeds. The notes may not be exchanged or redeemed prior to maturity, except upon the occurrence of certain events relating to the federal income tax treatment of the notes.

The 8 1/4% debentures are convertible into MC common stock at any time on or before maturity unless previously redeemed, at a conversion price of $48 per share, subject to adjustments in certain events. The debentures are redeemable by MBI at a price equal to 102.25% of principal amount and at prices declining to 100% of principal amount on and after July 1, 1996.

The 8 1/4% debentures are subordinated to all current and future indebtedness of MBI and the 9.20% and 9.875% notes are subordinated to all current and future indebtedness of MC only for borrowed money and certain other indebtedness unless such future indebtedness is specified as not superior in right of payment to the 8 1/4% debentures or the 9.20% or 9.875% notes. The
8 1/4% debentures are senior in right of payment to MC's 9.20% and 9.875% notes.

MC is jointly and severally liable with MBI for the 8 1/4% debentures and had guaranteed performance of all obligations of MBI pursuant to the indenture for MBI's 7 3/4% debentures.

The indentures under which MC's 9.20% and 9.875% subordinated notes and 9 1/4% notes were issued limit the sale or other disposition of the voting stock or assets of MNB and CB or the merger or consolidation of MNB or CB with an unaffiliated corporation. The indentures under which MBI's 8 1/4% debentures were issued impose similar restrictions with respect to its subsidiary, MNB.

The indenture under which the 7 3/4% debentures were issued placed restrictions on the incurrence of liens, the sale of shares of, and the issuance of preferred stock by, bank and certain nonbank subsidiaries and the payment of dividends and other distributions.













      57 2of2

16. CAPITAL STOCK
Preferred stock
- ---------------
MC's Term Adjustable Rate Cumulative Preferred Stock - Series A ("Preferred Stock-A"), no par value, had an annual dividend rate of 7.625% in 1991 and the first quarter of 1992 and was 7.25% for the remainder of 1992 and 1993, based upon a $100 stated value per share. On July 22, 1992, pursuant to an agreement with the sole holder of Preferred Stock-A, MC issued 169,621 shares of its common stock in full satisfaction of $2.859 million of preferred dividends in arrears in lieu of cash dividends. Future quarterly dividends on Preferred Stock-A may be paid, at MC's option, in cash or common stock, subject to certain limitations. When paid through the issuance of common stock, the number of shares is determined based upon the average market price of MC common stock for the five business days immediately preceding the date the dividend is declared. The dividend rate of 7.25% will remain in effect for dividend periods commencing prior to April 1, 1997. The dividend rate thereafter is adjusted in relationship to rates derived from certain U.S. Treasury obligations, but in no event shall the annual dividend rate be less than 6% or more than 12%. The Preferred Stock-A can be redeemed solely at the option of MC at a redemption price of $100 per share plus accrued and unpaid dividends to the date of redemption provided, however, that prior approval for redemption must be obtained from the Federal Reserve Bank of New York ("FRB"). Preferred Stock-A has a liquidation value of $100 per share plus accrued and unpaid dividends to the date of final distribution prior to any distribution to holders of the common stock of MC. No dividends may be paid on the common stock of MC unless full cumulative dividends on all outstanding shares of Preferred Stock-A have been paid or declared and set aside for payment for all dividend periods. On December 22, 1993, the Board of Directors (the "Board") of MC declared a dividend on Preferred Stock-A of $906 thousand, representing full payment of the fourth quarter 1993 dividend requirement, payable in the first quarter of 1994 through the issuance of 35,776 common shares of MC. The fourth quarter dividend, which solely affects equity accounts, will be reflected in MC's financial statements in the first quarter of 1994. Pursuant to the agreement with the sole holder of Preferred Stock-A, MC was not in arrears on dividends on Preferred Stock-A at both December 31, 1993 and 1992.

Common stock
- ------------
On May 4, 1993, MC issued, through a public offering, 5.750 million shares of common stock for a net cash price of $107.140 million.

On August 13, 1992, pursuant to an agreement entered into with Fox-Pitt, Kelton N.V. ("FPK"), an international investment banking firm, FPK purchased 6.6 million shares of MC common stock for a net cash price of $94.128 million.

On August 24, 1992, five United States investors purchased, through a private placement, a total of 1.050 million shares of MC common stock for an aggregate cash price of $15.356 million.










      58 1of2
CONSOLIDATED NOTES (continued)

17. STOCK PURCHASE RIGHTS
The stock purchase rights ("Rights") are equivalent to one Right for each outstanding common share of MC and will be exercisable if a person or group acquires beneficial ownership of 15 percent or more of MC's outstanding common stock or voting securities, or commences a tender or exchange offer that would result in such person or group acquiring beneficial ownership of 15 percent or more of MC's outstanding common stock or voting securities. Each Right will initially entitle its holder to buy one one-hundredth of a share of a new series of participating preferred stock of MC at an exercise price of $125.
In the event a person or group acquires 15 percent or more of the common stock or voting securities of MC (except in transactions approved by the Board) or thereafter MC is acquired in a merger or other business combination or more than 50 percent of its assets, earning power or cash flow is sold, each Right will then entitle its holder to acquire shares of MC or the acquiring person, as the case may be, having a value of twice the Right's exercise price. MC may redeem the Rights at $.01 per Right any time until the tenth business day following public announcement that a 15 percent position has been acquired. The Rights will expire on March 12, 2000.

18. FINANCIAL INSTRUMENTS FAIR VALUE


FAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments, both recognized and unrecognized on the consolidated balance sheet, for which it is practicable to estimate fair value. A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that both: (i) imposes on one entity a contractual obligation to deliver cash or another financial instrument to a second entity or to exchange other financial instruments on potentially unfavorable terms with the second entity; and (ii) conveys to that second entity a contractual right to receive cash or another financial instrument from the first entity or to exchange other financial instruments on potentially favorable terms with the first entity.

In determining the fair value of financial instruments, FAS No. 107 requires the use of quoted market prices, if available. In situations where quoted market prices are not available, fair values are based on Midlantic's best estimate of fair value using techniques that include the present value of future cash flows. Those techniques are significantly affected by the assumptions used, including projections of future cash flows and discount rates. Changes in either the assumptions used or the discount rates could have a material impact on the calculated fair values of these financial instruments. Midlantic's estimate of fair value for certain financial instruments cannot be substantiated by comparison to independent markets, nor may the estimated fair value represent the amounts that would actually be realized in the sale or liquidation of the financial instrument. Furthermore, Midlantic's assumptions about the fair value of financial instruments are based on estimates of market conditions at the balance sheet date and do not reflect changes in those conditions subsequent to that date. FAS No. 107 permits the use of simplified assumptions in order to provide a reasonable estimate of fair value at a reasonable cost. FAS No. 107 excludes certain financial instruments from its scope, does not estimate the value of anticipated future operations and excludes all nonfinancial instruments from its disclosure requirements. For these and other reasons, the aggregate fair



      58 2of2

value of financial instruments presented do not represent the underlying value of Midlantic taken as a whole and should not be compared to the fair value of other financial institutions, which may differ depending upon the assumptions made and the valuation techniques employed.

The inherent volatility of the fair value of financial instruments is, in part, created by changes in market interest rates. Midlantic manages interest rate risk as part of its overall asset and liability management process. It is a result of that process that unrealized gains or losses on the asset side of the balance sheet will, to some degree, offset unrealized gains or losses on the liability side. Certain unrealized gains as measured under FAS No. 107 may not always be actualized by Midlantic due to liquidity needs, contractual restrictions and favorable terms relative to what would be currently negotiated in the market.

The following methods and significant assumptions were used to estimate the fair value of Midlantic's financial instruments:

Cash And Due From Banks And Money Market Investments - The carrying amounts reported in the consolidated balance sheet represent a reasonable estimate of those assets' fair values. Money market investments primarily mature in six months or less and do not present unanticipated credit concerns.

Investment Securities - Fair values are based on quoted market prices, if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans - The fair value of loans is determined by segmenting the loan portfolio based on loan type, credit quality and interest rate repricing characteristics. Performing variable rate loans, which are primarily indexed to the prime rate, have a fair value equal to the present value of future projected cash flows, discounted at the current spread over prime, reduced for credit risk by estimating future credit losses. The fair value of performing fixed rate loans is based upon the present value of future projected cash flows. Discount rates used in estimating fair value for fixed rate installment loans are based upon the current rates offered by Midlantic for similar loans with the same remaining maturities. Discount rates used in estimating fair value for fixed rate loans other than installment loans are derived from corporate debt yields with comparable remaining maturities and similar credit grades, adjusted for servicing costs. The fair value of nonaccrual loans is based upon either: (i) an individual loan valuation for collateral dependent loans utilizing a discounted cash flow analysis of the underlying collateral using a rate estimated to be commensurate with the risk involved; or (ii) management's estimate of the














      59 1of2
                                          Midlantic Corporation and Subsidiaries

expected cash flows for noncollateral dependent loans using an interest rate estimated to be commensurate with the risk involved. Midlantic has and may continue to securitize segments of its loan portfolio and has also sold, or identified for sale, certain problem loans in bulk transactions; however, the loan portfolio is generally intended to be held until maturity and unrealized gains and losses are not expected to be realized in the ordinary course of business.

Other Assets - Financial instruments included in other assets consist of accrued interest receivable and amounts due from customers on acceptances (both of which have a carrying value that approximates fair value due to their short-term maturities) and excess servicing fee receivables (which have a fair value approximating carrying value as they are periodically adjusted to approximate market). Other assets also include assets held for accelerated disposition. The carrying amounts of the loans included in this classification approximate those assets' fair values net of the estimated costs of sale.

Deposits - The fair values of noninterest-bearing demand deposits, interest-bearing demand deposits and savings accounts are, by definition under FAS No. 107, the amount payable on demand at the balance sheet date. The carrying amounts for variable rate deposits represent a reasonable estimate of fair value. The fair value of fixed rate certificates of deposit is based on the discounted value of the future expected cash flows. Discount rates are based on the current rates offered by Midlantic for similar deposits with the same remaining maturities.

Short-term Borrowings - The carrying amounts reported in the balance sheet represent a reasonable estimate of fair value as these borrowings primarily mature in six months or less.

Other Liabilities - Financial instruments included in other liabilities consist of accrued interest payable and bank acceptances outstanding which have a carrying value that approximates fair value due to their short-term maturities.

Long-term Debt - Midlantic's long-term debt instruments are publicly traded and quoted market prices are used to estimate fair value.

Off-balance Sheet Financial Instruments - The fair value of unused commitments to extend credit and letter of credit agreements is based upon the fees currently charged to enter into similar agreements which take into account the remaining maturities of the agreements and credit risk. The fair value of such instruments represents a liability to Midlantic since these instruments are an obligation of the issuer even though such instruments generate income through the fees charged. The fair value of interest rate swaps and forward rate agreements are based upon quoted market prices obtained from dealers.
The fair value of foreign exchange contracts represents the amount that Midlantic would receive, using quoted market prices, if the contracts were settled and Midlantic had been required to purchase or sell the foreign currencies on its own account.







      59 2of2
The estimated fair values of the Corporation's consolidated balance sheet financial instruments are as follows:

(In thousands)                                      1993           1992
_______________________________________________________________________
Financial assets
  Cash and due from banks and money market
   investments                               $ 2,491,781    $ 2,794,875
  Investment securities                        2,467,793      2,114,812
  Loans*                                       8,164,308      8,591,500
  Other assets                                   219,221        133,203
Financial liabilities
  Deposits*                                   11,635,613     12,622,198
  Short-term borrowings                          674,497        370,718
  Other liabilities                               20,106         81,023
  Long-term debt                                 426,627        409,422
                                             ===========    ===========

* The weighted average discount rate used in the discounted cash flow calculations for loans was equal to 6.72 percent compared to a weighted average contractual yield of 7.45 percent in 1993 and a discount rate of
   7.19 percent compared to a contractual yield of 8.37 percent in 1992. The weighted average discount rate used in the discounted cash flow calculations for deposits was equal to 2.60 percent compared to a weighted average contractual yield of 4.08 percent in 1993 and a discount rate of 3.23 percent compared to a contractual yield of 4.85 percent in 1992. The weighted average contractual yields do not include benefits realized (if any) from interest rate swap positions.

The estimated fair values of Midlantic's financial instruments, whose notional amounts are not recorded in the consolidated balance sheet at December 31, 1993 and 1992, are as follows:

(In thousands)                                                                       1993        1992
_____________________________________________________________________________________________________
Asset (liability)
Unused commitments to extend credit                                              $(18,654)   $(17,735)
Financial standby letters of credit and similar arrangements                         (561)     (1,461)
Performance standby letters of credit and similar arrangements                     (1,572)     (1,123)
Commercial letters of credit and other short-term trade-related contingencies        (122)       (124)
Interest rate swaps, net                                                           87,883       9,410
Forward interest rate swap agreements                                               4,875          --
Foreign exchange contracts                                                             --*         --*
                                                                                 ========    ========
    *The fair value of foreign exchange contracts at both December 31, 1993 and 1992 has been determined to be insignificant.

The fair value of Midlantic's loan portfolio is in excess of its carrying value primarily because the unallocated portion of the allowance for loan losses includes consideration of credit losses related to other financial instruments, largely unused commitments to extend credit and letters of credit. Further, the total fair value of loans has been favorably affected by the low interest rate environment, which similarly had a negative impact on the fair value of deposits.
      60 1of2
CONSOLIDATED NOTES (continued)

19. INCENTIVE AND PROFIT SHARING PLANS

Midlantic has a formal plan that provides for the granting to key employees supplementary compensation in the form of awards of MC common stock, incentive or nonqualified stock options to purchase MC common stock and stock appreciation rights or a combination thereof. MC common stock can be purchased through incentive or nonqualified stock options at not less than the fair market value on the dates the options are granted, but in no event less than the par value of MC common stock. The stock appreciation rights, which relate to specific options granted, permit the qualifying employee, under certain limitations, to exercise a right, in lieu of the related option, to receive in cash or MC common stock an amount equal to the excess of the fair market value of the shares subject to such options over the option price per share. At December 31, 1993, MC had reserved 3,272,319 shares of authorized common stock for issuance in connection with outstanding nonqualified or incentive stock options under its current plan and predecessor plans and those shares which remain available for grant as stock awards or options.

Data with respect to outstanding options follows:

                          Number of                                             Number of
                            Options                                               Options
                     Outstanding at    Exercise                            Outstanding at    Exercise
Date of Grant      December 31,1993       Price    Date of Grant        December 31, 1993       Price
_____________________________________________________________________________________________________
May 16, 1984                 15,941      $17.84    July 17, 1991                   80,000      $ 5.63
June 20, 1984                 8,600       22.50    September 20, 1991              80,000        6.25
May 15, 1985                 24,151       24.31    October 16, 1991                40,000        6.00
June 19, 1985                12,200       39.38    November 20, 1991               27,000        5.56
May 21, 1986                 21,377       44.67    February 25, 1992               80,000        7.94
June 18, 1986                17,750       49.69    May 20, 1992                    50,000       11.63
January 18, 1990            354,604       27.82    June 17, 1992                  899,850       12.50
January 18, 1990             58,600*      27.82    July 21, 1992                    3,000       15.88
June 20, 1990                 2,800       15.50    September 16, 1992               6,000       13.81
January 16, 1991             35,500        3.25    December 16, 1992                7,500       17.25
April 11, 1991              200,000        6.81

*Stock appreciation rights are associated with these options.

Subject to certain exceptions, options generally become exercisable one year after date of grant and expire ten years after date of grant, unless earlier terminated, pursuant to the terms of the relevant plan or option agreement.










      60 2of2

                                                                  Weighted
                                                                   Average
                                                                     Price
Nonqualified and Incentive Stock Options             Shares      per Share
__________________________________________________________________________
Outstanding at January 1, 1991                    1,025,482         $30.18
                                                  _________         ______
Granted in 1991                                     741,700           5.48
Cancelled in 1991                                  (157,234)         26.36
Expired in 1991                                      (4,576)         12.64
                                                  _________         ______
Outstanding at December 31, 1991                  1,605,372          19.19
                                                  _________         ______
Granted in 1992                                   1,130,000          12.19
Cancelled in 1992                                  (398,343)         26.02
Exercised in 1992                                  (144,500)          4.24
                                                  _________         ______
Outstanding at December 31, 1992                  2,192,529          15.32
                                                  _________         ______
Cancelled in 1993                                   (78,193)         27.30
Exercised in 1993                                   (86,314)         10.91
Expired in 1993                                      (3,149)         17.97
                                                  _________         ______
Outstanding at December 31, 1993                  2,024,873         $15.04
                                                  =========         ======

During 1993, the Corporation established a 401(k) employee savings plan to provide for defined contributions and named it the Midlantic Savings and Investment Plan which covers substantially all employees of MC and its subsidiaries. Midlantic's contributions to the plan are a matching percentage of each employee's contribution up to 3.0 percent of the employee's salary. An additional contribution of up to 2.0 percent may be made, subject to certain conditions. Employer contributions to the plan amounted to $1.884 million in 1993.




















      61 1of3
                                          Midlantic Corporation and Subsidiaries

20. PENSION PLAN
The following table sets forth the funded status and amounts recognized in the consolidated balance sheet for Midlantic's pension plan at December 31, 1993 and 1992:

(In thousands)                                                                     1993         1992
____________________________________________________________________________________________________
Actuarial present value of benefit obligations
  Accumulated benefit obligation, including vested
   benefits of $201,160 and $185,502 in 1993 and
   1992, respectively                                                        $  205,251    $ 188,274
                                                                             ==========    =========
Projected benefit obligation                                                 $ (229,918)   $(209,220)
Plan assets at fair value*                                                      265,596      251,867
                                                                             __________    _________
  Plan assets at fair value in excess of projected benefit plan obligation       35,678       42,647
Unrecognized net gain                                                           (12,170)     (19,629)
Prior service cost not yet recognized in net periodic pension cost               13,394       16,815
Unrecognized net assets at January 1 being recognized over 10 years             (21,483)     (25,289)
                                                                             __________    _________
Prepaid pension cost recognized in the consolidated balance sheet            $   15,419    $  14,544
                                                                             ==========    =========

*Primarily comprised of equity and stock funds, fixed income funds, short-term funds, and U.S.
government and agency obligations.

Net pension (credit) cost for 1993, 1992, and 1991 for Midlantic included the following components:

(In thousands)                                           1993        1992        1991
_____________________________________________________________________________________
Service cost of benefits earned during the period    $  5,797    $  7,548    $  7,514
Interest cost on projected benefit obligation          16,251      15,931      16,243
Actual return on plan assets                          (27,656)    (23,295)    (48,797)
Net amortization and deferral                           4,725        (811)     27,236
                                                     ________    ________    ________
Net pension (credit) cost                            $   (883)   $   (627)   $  2,196
                                                     ========    ========    ========

The weighted average discount rate was 7.5 percent in 1993, 8.0 percent in 1992 and 8.5 percent in 1991 and the rate of increase in future compensation levels was 5.0 percent for 1993 and 4.0 percent in both 1992 and 1991 which were used in the calculation of the actuarial present value of the projected benefit obligation of Midlantic. The expected long-term rate of return on assets was 8.5 percent in 1993 and 9.0 percent in both 1992 and 1991.





      61 2of3

As a result of the divestiture of Merchants, Union, Central, Endicott and MHMC and the termination of employees through the FOCUS '92 program, Midlantic recognized pension curtailment gains of $6.499 million and pension settlement losses of $1.273 million in 1992. In 1991, Midlantic recognized pension curtailment and settlement gains totalling $2.910 million and $1.375 million, respectively, relating to the divestiture of York and United.

21. POSTRETIREMENT BENEFITS
Midlantic offers health care and life insurance benefits (although it has no contractual obligation to do so) to employees who retire from the Corporation at age 55 or later and who meet certain eligibility requirements. The postretirement health care plan costs are shared between the Corporation and its retired employees. The postretirement life insurance plan is noncontributory. The plans are funded through a Voluntary Employee Beneficiary Association trust and postretirement benefit claims are paid as incurred.

The following table reconciles the funded status of the postretirement plans to the amounts recognized in the consolidated balance sheet at December 31, 1993:

(In thousands)
__________________________________________________________________________________
Accumulated postretirement benefit obligation ("APBO")
  Retirees                                                                $ 49,872
  Fully eligible active plan participants                                    5,391
  Other active plan participants                                            12,975
                                                                          ________
Total accumulated postretirement benefit obligation                       $ 68,238
                                                                          ========
Plan assets at fair value                                                 $     --
Accumulated postretirement benefit obligation in excess of plan assets      68,238
Unrecognized net gain                                                        4,845
Unrecognized transition obligation                                         (66,918)
                                                                          ________
Accrued postretirement benefit cost                                       $  6,165
                                                                          ========

The components of net periodic postretirement benefit cost accrued for 1993 include the following:

(In thouands)
__________________________________________________________________________
Service cost of benefits earned during the period                 $  1,423
Interest cost on accumulated postretirement benefit obligation       5,390
Amortization of transition obligation over 20 years                  3,522
                                                                  ________
Net periodic postretirement benefit cost                          $ 10,335
                                                                  ========



      61 3of3

Postretirement benefits expensed as incurred totalled $6.311 million and $5.737 million in 1992 and 1991, respectively.

The weighted-average discount rate used in determining the APBO was 7.0 percent. The health care cost trend rate used to measure the expected cost of benefits covered by the plans for 1994 is 5.0 percent and future increases in such costs are, thereafter, capped at 5.0 percent. The expected trend in health care costs is expected to exceed the 5.0 percent cap indefinitely, therefore, the impact of a 1.0 percent increase in the assumed health care cost trend rates on the Corporation's future cost and the APBO at December 31, 1993 is insignificant.















































      62 1of2
CONSOLIDATED NOTES (continued)

22. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK OR CONCENTRATIONS OF CREDIT RISK
In the normal course of business, there are various financial instruments which are properly not recorded in the consolidated financial statements.
Midlantic's risk of accounting loss due to the credit risks and market risks associated with these off-balance sheet instruments varies with the type of financial instrument. Principal or notional amounts may not necessarily indicate the degree of exposure involved. Credit risk represents the possibility of a loss occurring from the failure of another party to perform in accordance with the terms of a contract. Market risk represents the possibility that future changes in market prices may make a financial instrument less valuable or more onerous.

The following table summarizes the notional amounts of Midlantic's significant off-balance sheet financial instruments at December 31, 1993 and 1992:

(In thousands)                                                                         1993          1992
_________________________________________________________________________________________________________
Unused commitments to extend credit                                              $2,691,026    $2,761,633
Financial standby letters of credit and similar arrangements                        128,230       186,557
Performance standby letters of credit and similar arrangements                      174,291       133,076
Commercial letters of credit and other short-term trade-related contingencies        48,993        49,470
Interest rate swaps                                                               4,267,617     2,525,000
Forward interest rate swap agreements                                               300,000            --
Foreign exchange contracts                                                           58,714        89,136
                                                                                 ==========    ==========

Credit policies and procedures for commitments to extend credit and standby and commercial letters of credit are the same as those applicable to loans and the credit risk associated with these instruments is considered in management's assessment of the adequacy of the allowance for loan losses.

Commitments to extend credit represent legally binding agreements to lend to a customer at a specified rate with fixed expiration dates or other termination clauses and generally have maturities ranging from less than one year to three years. The collateral requirements, if any, vary depending upon the type of commitment and creditworthiness of the customer. The nature of collateral held varies with the type of commitment, but is usually in the form of real estate, machinery and equipment, accounts receivable, securities and inventory. Since many of the commitments normally expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements for Midlantic. Commitment clauses are utilized which enable Midlantic to control funding based upon the financial condition of the customer or other contingencies and reduce the credit risk associated with these obligations.

Financial standby letters of credit and similar arrangements are irrevocable obligations to fund outstanding loans or debt instruments of customers in the event of default of principal and/or interest payments to third parties. In 1993 and 1992, these instruments principally supported the debt of private corporations.


      62 2of2

Performance standby letters of credit and similar arrangements are irrevocable obligations to fund, in the event of default, the contractual nonfinancial performance of a customer to a third party.

Standby letters of credit generally have terms of one year, but may contain renewal clauses at the option of Midlantic. Collateral requirements for standby letters of credit are based upon a credit assessment of the customer in conjunction with an evaluation of other credit extensions to that customer and the type of collateral held is usually in the form of compensating balances, securities, real estate, accounts receivable and inventory.

Commercial letters of credit and other short-term trade-related contingencies are normally instruments with maturities of up to 180 days that are used to facilitate the shipment of merchandise from exporter to importer (Midlantic's customer) by ensuring payment directly by Midlantic to the exporter after presentation of a draft or other documents in accordance with the instrument's terms. The customer has a nonqualified obligation to reimburse Midlantic. Midlantic may have the right, as security, to title and disposal of all merchandise covered by the letter of credit, which reduces the credit risk associated with these instruments.

The Corporation enters into interest rate swap arrangements for hedging purposes. The notional amount listed in the table represents the base on which interest due each counterparty is calculated. The notional amounts do not represent values exchanged by the counterparties and are not recorded on the balance sheet.

Under the contracts in which Midlantic receives a fixed rate of interest (on a notional amount of $3.372 billion), as of December 31, 1993, the weighted average rate to be paid was 3.44 percent while the weighted average rate to be received was 5.36 percent. The variable rates are generally based on the 90 day LIBOR index (an internationally recognized interest rate index) and are reset quarterly. Midlantic entered into these contracts in order to hedge certain interest-earning assets and interest-bearing liabilities that have a high degree of inverse rate correlation to the hedge instruments.

In the case of interest rate swap contracts under which Midlantic has agreed to pay a fixed rate and receive a variable rate (representing a notional amount of $898.5 million), the hedged items are generally investment securities bearing fixed rates of interest and stated original maturities of five to seven years. The purpose of these hedges is to reduce the risk that over the term of the investment the yield on similar securities increase and consequently the value of Midlantic's investment declines. At December 31, 1993, the weighted average rate to be paid on these contracts was 5.15 percent and the weighted average rate to be received was 3.40 percent.

At December 31, 1993, Midlantic held a firm commitment for delivery on April 1, 1994, of $300.000 million of interest rate swap contracts.

Credit risk associated with interest rate swap contracts arises from the potential for a counterparty to default on its obligations. Midlantic attempts to limit credit risk by dealing with counterparties that are creditworthy.
All counterparties to contracts in place as of December 31, 1993 were associated with organizations rated by independent




      63 1of2
                                          Midlantic Corporation and Subsidiaries

rating agencies as having investment grade securities outstanding. In addition, Midlantic is presently seeking collateral to support any underlying credit exposure and is now pursuing master netting agreements. These agreements will provide for the net settlement of covered contracts with the same counterparty in the event of default or other cancellation of the agreement. At December
31, 1993, Midlantic's estimated total credit exposure on all contracts (including forward interest rate swap agreements) amounted to approximately $93 million.

Foreign exchange contracts and spot contracts are agreements in which a seller agrees to deliver and a buyer agrees to purchase a foreign currency at a future date. The exchange date, amount and rate are specified in the contract. Foreign exchange contracts are generally for periods ranging from one week to one year and usually require the customer to have a supporting line of credit, whereas spot contracts usually have two day terms. Midlantic generally enters into such agreements on behalf of its customers who provide the necessary funding on or before the exchange date. Failure of a customer to fund the contract and failure of a contract counterparty to buy/sell the contracted foreign currency represent the credit risk associated with this instrument. Market risk, resulting from possible fluctuations in currency exchange rates, occurs when a customer or contract counterparty fails to fulfill his obligation under the contract and Midlantic is then obligated to purchase or sell the foreign currency on its own account. Losses on foreign exchange contracts and spot contracts have been historically minimal.

Since Midlantic's predominant focus in mortgage lending has been to finance real estate in its immediate market area, individual state concentrations of credit risk exist in commercial mortgage loans (long-term commercial mortgages and construction and development loans) in New Jersey and Pennsylvania. Commercial mortgage lending in these states is similarly affected by economic conditions such as housing and commercial development starts, building occupancy rates and real estate values. At December 31, 1993 and 1992, consolidated commercial mortgage loans, which are primarily secured by the underlying real estate, totalled $2.499 billion and $3.413 billion, respectively. New Jersey and Pennsylvania comprised 58.6 percent, and 31.0 percent, respectively, of the balance outstanding at year-end 1993. Gross charge-offs on commercial mortgage loans in these states comprised the majority of the consolidated mortgage amounts. Included in amounts disclosed in the table, commitments to extend credit and standby letters of credit for commercial mortgage loans in these states aggregated $361.390 million and $32.289 million at December 31, 1993, respectively and $389.177 million and $44.170 million at December 31, 1992, respectively.

23. OTHER COMMITMENTS AND CONTINGENCIES


Minimum lease payments at December 31, 1993, under net noncancelable real property operating lease commitments for succeeding years are: $14.705 million in 1994; $13.621 million in 1995; $11.600 million in 1996; $9.071 million in
1997; $6.955 million in 1998; and $21.785 million thereafter. Operating expenses include equipment and occupancy rentals of $18.833 million in 1993, $22.418 million in 1992 and $24.924 million in 1991.

MC and various directors and former officers of MC are defendants in a consolidated action, initially commenced in March 1990, pending in Federal District Court in New Jersey (the "Action"). The Action has been instituted by

      63 2of2

shareholders of MC, either on behalf of MC against various directors and former officers of MC, or directly against MC and various directors and former officers of MC. In general, the Action seeks damages payable either to MC or to the shareholders and holders of certain debt securities because of alleged discrepancies between certain public statements made by MC and later results of MC's operations. The Action includes claims that certain actions of MC are void. The claims are based upon alleged violations of the United States securities laws and New Jersey common law. In their pleadings, plaintiffs do not seek damages in a stated dollar amount.

Midlantic is subject to claims and lawsuits which arise primarily in the ordinary course of business and the Action. Based upon information currently available and advice received from legal counsel representing Midlantic in connection with such claims, lawsuits and the Action, it is the opinion of management that the disposition or ultimate determination of such claims, lawsuits and the Action will not have a material adverse effect on the consolidated financial position of Midlantic.

24. INCOME TAXES


Income tax (benefit) expense includes the following components:

(In thousands)                                1993*         1992          1991
_______________________________________________________________________________
Current tax (benefit) expense
  Federal                                $ (39,444)    $ (97,390)    $(171,471)
  State                                      2,424         2,844         5,177
                                         _________     _________     _________
     Total current                         (37,020)      (94,546)     (166,294)
                                         _________     _________     _________
Deferred tax (benefit) expense
  Federal                                  (55,524)       97,390       122,818
  State                                    (18,499)           --            --
                                         _________     _________     _________
     Total deferred                        (74,023)       97,390       122,818
                                         _________     _________     _________
Total income tax (benefit) expense       $(111,043)    $   2,844     $ (43,476)
                                         =========     =========     =========

*Excludes cumulative effect of the accounting change.













      64 1of3
CONSOLIDATED NOTES (continued)

A reconciliation of income taxes computed at the statutory federal income tax rate to "income tax (benefit) expense" is as follows:

(In thousands)                                  1993*       1992         1991
_____________________________________________________________________________
Computed "expected" tax expense
 (benefit)                                 $   7,124    $  3,356    $(199,505)
Reduction in federal taxes resulting
 from tax-exempt income                       (7,823)    (13,124)     (23,268)
Increase resulting from interest
 incurred to carry tax-exempt
 investments                                     450         947        1,877
Increase resulting from the
 amortization of goodwill                      2,133       2,009        6,053
Decrease resulting from purchase
 accounting accretion income                      --      (3,757)        (529)
State taxes on income, net of
 federal tax benefit                           3,502       1,877        3,417
Increase (decrease) resulting from
 the sale of subsidiaries                        425     (49,409)      47,976
Increase resulting from tax
 benefits not recognized                          --      60,334      121,111
Decrease resulting from reduction
 of FAS No. 109 valuation allowance         (109,998)         --           --
Decrease resulting from federal tax
 legislation and tax rate
 differentials on loss carryback refunds      (3,613)         --           --
Other                                         (3,243)        611         (608)
                                           _________    ________    _________
Income tax (benefit) expense               $(111,043)   $  2,844    $ (43,476)
                                           =========    ========    =========

*Excludes cumulative effect of the accounting change.

During 1993, deferred income taxes reflected the impact of differences between the financial statements and income tax bases of assets and liabilities and available tax carryforwards. The temporary differences and tax carryforwards which created deferred tax assets and liabilities at December 31, 1993 are as follows:















      64 2of3

(In thousands)
_______________________________________________________________
DEFERRED TAX ASSETS
  Loan loss provision                                 $ 169,601
  State net operating loss carryforwards                 82,079
  Minimum tax                                            41,471
  OREO                                                   25,305
  Other                                                  49,784
                                                      _________
                                                        368,240
  Valuation allowance                                  (106,815)
                                                      _________
    Total deferred tax assets                         $ 261,425
                                                      =========
DEFERRED TAX LIABILITIES
  Federal benefit of state temporary differences      $  38,509
  Leasing                                                 9,215
  Depreciation                                           12,153
  Other                                                  24,679
                                                      _________
    Total deferred tax liabilities                    $  84,556
                                                      =========
      Net deferred tax assets                         $ 176,869
                                                      =========

The components of deferred federal income tax expense for the years ended December 31, 1992 and 1991 are as follows:

(In thousands)                                                     1992         1991
____________________________________________________________________________________
Excess of tax over book income on lease financing              $ (7,671)    $ (6,643)
Excess of tax over book provision for loan losses
  net of unrecognized tax benefits                               56,955      142,571
Excess of tax over book recognition of income from
  excess servicing fees                                            (794)      (5,499)
Excess of book over tax provision for OREO                       (3,146)      (7,499)
Minimum tax credit carryforward                                 (12,479)      (8,040)
Excess of (book over tax) tax over book depreciation expense     (2,015)         157
Excess of tax over book (book over
  tax) pension/welfare benefits expense                          13,519         (658)
Effect of not fully recognizing tax benefits on pretax
  book income adjusted for permanent tax differences             49,833           --
Other                                                             3,188        8,429
                                                               ________     ________
Deferred federal income tax expense                            $ 97,390     $122,818
                                                               ========     ========




      64 3of3

For 1993, Midlantic recognized tax benefits of $111.043 million comprised of a tax benefit related to a reduction in the FAS No. 109 tax valuation reserve of $109.998 million, plus a tax benefit of $6.676 million related to the impact on Midlantic of the 1993 federal tax legislation and the tax rate differential associated with Midlantic's tax loss carryback refunds, less $5.631 million of federal and state income tax expenses on operating earnings. The valuation reserve adjustments are the result of Midlantic's assessment of the realization of its deferred tax asset based upon estimated future profitability.

Income tax expenses in 1992 were attributable to state and local income taxes imposed on Midlantic's profitable subsidiaries. From mid-1991 through the fourth quarter of 1992, Midlantic was not able to recognize federal income tax benefits on its reported pretax loss based upon the accounting principles that existed prior to FAS No. 109.

As of December 31, 1993, Midlantic had available a minimum tax credit carryforward of $41.471 million which may be carried over indefinitely to offset regular taxes due in any future year in excess of the minimum tax liability for that year, a capital loss carryforward of $5.606 million available to offset future capital gains but limited to a five year utilization period ending December 31, 1997, a regular net




































      65 1of2
                                          Midlantic Corporation and Subsidiaries


operating loss carryforward for federal purposes of $40.319 million expiring December 31, 2008, and an $875.514 million New Jersey state net operating loss carryforward. The New Jersey net operating loss carryforward is attributable to MNB and expires during the period 1997 through 2000. In addition, Midlantic has various other federal credit carryforwards totalling $5.630 million at December 31, 1993 and expiring at various dates from 1994 through 2007.

25. INCOME (LOSS) PER COMMON SHARE
The following table summarizes the computation of income (loss) per common share for the years ended December 31, 1993, 1992 and 1991:

(In thousands, except share and per share data)                 1993          1992          1991
________________________________________________________________________________________________
EARNINGS APPLICABLE TO PRIMARY COMMON SHARES
  Income (loss) before cumulative effect of the
   change in accounting for income taxes                    $131,396       $ 7,028     $(543,303)
  Preferred stock dividends                                   (3,626)       (3,672)       (3,812)
                                                          __________    __________    __________
    Income (loss) before cumulative effect of
     the change in accounting for income
     taxes applicable to primary common shares               127,770         3,356      (547,115)
    Cumulative effect of the change in accounting
     for income taxes                                         38,962            --            --
                                                          __________    __________    __________
       Net income (loss) applicable to
        primary common shares                               $166,732       $ 3,356     $(547,115)
                                                          ==========    ==========    ==========
EARNINGS APPLICABLE TO FULLY DILUTED COMMON SHARES
    Income (loss) before cumulative effect of
     the change in accounting for income taxes
     applicable to primary common shares                    $127,770       $ 3,356     $(547,115)
    Interest expense on convertible subordinated
     debentures, net of income taxes                           4,084           N/A           N/A
                                                          __________    __________    __________
         Income (loss) before cumulative effect of
          the change in accounting for income taxes
          applicable to fully diluted common shares          131,854         3,356      (547,115)
    Cumulative effect of the change in accounting
     for income taxes                                         38,962            --            --
                                                          __________    __________    __________
       Net income (loss) applicable to fully
        diluted common shares                               $170,816       $ 3,356     $(547,115)
                                                          ==========    ==========    ==========
NUMBER OF AVERAGE SHARES
  Primary
    Average common shares outstanding                     50,098,667    41,176,415    38,094,934
    Average common share equivalents                         844,657       392,671           N/A
                                                          __________    __________    __________
      Average primary common shares                       50,943,324    41,569,086    38,094,934
                                                          ==========    ==========    ==========



      65 2of2

  Fully diluted
    Average common shares outstanding                     50,098,667    41,176,415    38,094,934
    Average common share equivalents                         907,372       777,390           N/A
    Average convertible subordinated debentures
     converted to common shares                            1,562,500           N/A           N/A
                                                          __________    __________    __________
      Average fully diluted common shares                 52,568,539    41,953,805    38,094,934
                                                          ==========    ==========    ==========
INCOME (LOSS) PER COMMON SHARE
  Income (loss) before cumulative effect of the change
   in accounting for income taxes
    Primary                                                    $2.51          $.08       $(14.36)
    Fully diluted                                               2.51           .08        (14.36)
  Cumulative effect of the change in accounting for
   income taxes
    Primary                                                      .76            --            --
    Fully diluted                                                .74            --            --
  Net income (loss)
    Primary                                                     3.27           .08        (14.36)
    Fully diluted                                               3.25           .08        (14.36)
                                                          ==========    ==========    ==========

N/A - Not applicable

For 1991, average common share equivalents were anti-dilutive and have been excluded from the per share computations. Convertible subordinated debentures were anti-dilutive in 1992 and 1991 and have been excluded from the per common share computations for those periods.

26.  CASH FLOW DATA
Cash paid during 1993, 1992 and 1991 for interest on deposits, short-term borrowings and long-term debt amounted to $327.733 million, $625.565 million and $1.175 billion, respectively. Net cash received for federal and state income taxes was $81.508 million in 1993 and $165.245 million in 1992, and cash payments for federal and state income taxes were $11.179 million in 1991.

In several bulk sale transactions during 1993, Midlantic sold $219.482 million of distressed real estate loans (with charge-offs against the related allowance for loan losses of $84.456 million) and $74.115 million of OREO for cash proceeds of $220.802 million.

During 1992, Midlantic sold $410.956 million of automobile loan asset-backed certificates.

In late 1993, Midlantic identified for possible bulk sale $218.197 million of distressed real estate loans (with related charge-offs of $97.407 million) and $37.367 million of OREO (net of writedowns of $36.672 million) and transferred the net balance to other assets. During 1993, 1992 and 1991, $126.353 million, $166.648 million and $410.934 million, respectively, of loans, net of charge-offs, were transferred into OREO. Also, during 1991, $61.926 million of 1-4 family residential mortgage loans were exchanged with FNMA for FNMA mortgage-backed securities of substantially equal principal value. These activities constituted non-cash transactions and, accordingly, are not reflected in the statement of cash flows.



      66 1of2
CONSOLIDATED NOTES (continued)

27. PARENT COMPANY FINANCIAL STATEMENTS


The following condensed financial information for MC should be read in conjunction with the other notes to consolidated financial statements:

BALANCE SHEET AT DECEMBER 31 (In thousands)               1993           1992
_____________________________________________________________________________
ASSETS
  Cash and due from banks                           $      446     $      234
  Other short-term investments                          13,400          3,000
  Investment securities                                 93,266          7,003
  Loans                                                  9,226         21,995
  Advances to subsidiaries                                 745          9,680
  Investments in subsidiaries
    Bank holding companies                           1,001,851        789,875
    Banks                                              292,614        288,447
    Nonbanks                                            11,657         11,229
  Other assets                                          24,473         33,323
                                                    __________     __________
      Total assets                                  $1,447,678     $1,164,786
                                                    ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Other liabilities                                 $   25,114     $   21,324
  Long-term debt                                       300,000        300,000
                                                    __________     __________
      Total liabilities                                325,114        321,324
                                                    __________     __________
  Shareholders' equity
    Preferred stock                                     50,000         50,000
    Common stock                                       156,522        138,443
    Surplus                                            603,732        509,464
    Retained earnings                                  312,310        145,578
    Treasury stock at cost                                  --            (23)
                                                    __________     __________
    Total shareholders' equity                       1,122,564        843,462
                                                    __________     __________
      Total liabilities and shareholders' equity    $1,447,678     $1,164,786
                                                    ==========     ==========

The individual assets and liabilities presented above for the single entity MC are managed in conjunction with the resources of MBI, a lower-tier holding company and nonbank subsidiaries. As of December 31, 1993, MBI held $121.944 million in short-term liquidity, including investment securities due in less than one year. In combination with the $104.196 million of similar assets reflected above for MC, the total of liquid assets for MC, MBI and their nonbank subsidiaries amounted to $234.550 million as of December 31, 1993.

MC has assumed joint and several liability for MBI's 8 1/4% Convertible Subordinated Debentures Due July 1, 2010 (see Note 15).



      66 2of2

STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31        1993        1992         1991
(In thousands)
_______________________________________________________________________________________
INCOME
  Dividends from subsidiaries
    Bank holding companies                             $82,500    $     --    $   1,396
    Banks                                               18,458      42,043        9,134
    Nonbanks                                                --       8,000       63,550
  Interest on deposits with banks                          510       1,197        2,199
  Interest on advances to subsidiaries                     420         906        1,093
  Interest on other short-term investments                 285         721          514
  Interest on investment securities                        924         127           65
  Interest on loans                                      2,074         847            8
  Net (losses) gains on disposition of assets              (48)      5,777        3,172
  Management fees from subsidiaries                     18,012       9,433          960
  Investment securities gains                               --          54           52
  Other income                                             237       2,841           --
                                                      ________    ________    _________
                                                       123,372      71,946       82,143
                                                      ________    ________    _________
EXPENSES
  Interest                                              28,325      28,724       28,724
  Provision for loan losses                                 --       1,630           --
  Salaries and benefits                                 13,833       5,024        6,670
  Other                                                 12,515       4,352       17,336
                                                      ________    ________    _________
                                                        54,673      39,730       52,730
                                                      ________    ________    _________
  Income before income taxes, the cumulative
   effect of the change in accounting for
   income taxes and undistributed earnings
   (losses) of subsidiaries                             68,699      32,216       29,413
  Income tax benefit                                   (16,524)     (1,664)      (4,053)
                                                      ________    ________    _________
  Income before the cumulative effect of the
   change in accounting for income taxes and
   undistributed earnings (losses) of
   subsidiaries                                         85,223      33,880       33,466
  Cumulative effect of the change in accounting
   for income taxes                                     10,919          --           --
  Equity in undistributed earnings (losses)
   of subsidiaries                                      74,216     (26,852)    (576,769)
                                                      ________    ________    _________
NET INCOME (LOSS)                                     $170,358    $  7,028    $(543,303)
                                                      ========    ========    =========









      67 1of2
                                          Midlantic Corporation and Subsidiaries

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31         1993         1992         1991
(In thousands)
_____________________________________________________________________________________________
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                       $ 170,358    $   7,028    $(543,303)
  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities
     Equity in undistributed (earnings) losses
      of subsidiaries                                       (74,216)          87      576,769
     Amortization of goodwill and other intangibles              --           --       11,291
     Net loss (gain) on sale of assets                           78       (5,811)      (3,224)
     Provision for loan losses                                   --        1,630           --
     Cumulative effect of the change
      in accounting for income taxes                        (10,919)          --           --
     Deferred income tax (benefit) expense                   (7,339)      54,626       17,122
     Net decrease in other assets                            19,141        4,280        3,646
     Net change in taxes receivable and
      net deferred tax assets                                 8,670      (55,993)     (34,644)
     Net increase (decrease) in other liabilities             2,537       (4,704)       3,340
     Other                                                     (247)        (686)         157
                                                          _________    _________    _________
        Net cash provided by operating activities           108,063          457       31,154
                                                          _________    _________    _________
CASH FLOWS FROM INVESTING ACTIVITIES
  Cash received from the merger of CBI with and into MC          --           --          494
  Net cash proceeds from the sale of subsidiaries                --      148,380      217,077
  Net decrease (increase) in advances to subsidiaries         8,935       13,210      (12,890)
  Net (increase) decrease in money market investments
   with an original maturity of 3 months or less             (9,104)     (90,901)      52,000
  Purchase of money market investments with an
   original maturity greater than 3 months                       --      (49,000)          --
  Maturities of money market investments with an
   original maturity greater than 3 months                       --       49,000           --
  Purchases of investment securities                        (90,933)      (1,501)      (2,235)
  Maturities of investment securities                         3,702           --           --
  Distributions from partnership investments                    296          153          172
  Decrease (increase) in loans                               12,769       (7,148)      (9,000)
  Capital injections to subsidiaries                       (142,355)    (176,000)    (270,562)
                                                          _________    _________    _________
        Net cash used by investing activities              (216,690)    (113,807)     (24,944)
                                                          _________    _________    _________
CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends paid                                                 --           --       (2,859)
  Proceeds from issuance of common stock                    108,839      109,990           --
                                                          _________    _________    _________
        Net cash provided (used) by financing
         activities                                         108,839      109,990       (2,859)
                                                          _________    _________    _________
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      $     212    $  (3,360)   $   3,351
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                234        3,594          243
                                                          _________    _________    _________
CASH AND CASH EQUIVALENTS AT END OF PERIOD                $     446    $     234    $   3,594
                                                          =========    =========    =========

      67 2of2

28. CONSOLIDATED QUARTERLY FINANCIAL DATA (unaudited)

                                                       QUARTERS ENDED 1993
                                         ____________________________________________
(In thousands, except per share data)        3/31        6/30        9/30       12/31
_____________________________________________________________________________________
Interest income                          $208,159    $204,886    $203,186    $200,676
Interest expense                           89,976      78,709      73,019      69,153
Net interest income                       118,183     126,177     130,167     131,523
Provision for loan losses                  20,000      15,000      14,000      30,000
Noninterest income
  Investment securities gains               4,851           9           3       2,142
  Other noninterest income                 47,645      47,676      45,471      47,296
Noninterest expenses                      179,172     135,114     129,905     157,599
Income (loss) before income taxes
 and cumulative effect of the change
 in accounting for income taxes           (28,493)     23,748      31,736      (6,638)
Cumulative effect of the change
 in accounting for income taxes            38,962          --          --          --
Net income                                 23,495      40,916      46,887      59,060
Income (loss) per common share*
  Income (loss) before cumulative
   effect of the change in accounting
   for income taxes
     Primary                                 (.35)        .79         .87        1.10
     Fully diluted                           (.35)        .78         .86        1.08
  Cumulative effect of the change
   in accounting for income taxes
     Primary                                  .83          --          --          --
     Fully diluted                            .83          --          --          --
  Net income
     Primary                                  .48         .79         .87        1.10
     Fully diluted                            .48         .78         .86        1.08
Cash dividends per common share                --          --          --          --
Weighted average common shares and
 common share equivalents*
  Primary                                  46,973      50,715      52,969      53,030
  Fully diluted                            47,042      52,277      54,601      54,610
                                         ========    ========    ========    ========

*For the quarter ended March 31, 1993, convertible subordinated debentures for fully diluted are anti-dilutive and have been excluded from the per share computations.











      68 1of2
CONSOLIDATED NOTES (continued)

                                                         Quarters Ended 1992
                                           ____________________________________________
(In thousands, except per share data)          3/31        6/30        9/30       12/31
_______________________________________________________________________________________
Interest income                            $297,480    $285,468    $239,992    $228,736
Interest expense                            173,410     144,376     117,596     106,630
Net interest income                         124,070     141,092     122,396     122,106
Provision for loan losses                    46,480      26,449      17,689      47,321
Noninterest income
  Investment securities gains                12,462         633      18,051      21,607
  Net gains on disposition of
   assets (see Note 2)                       10,200       9,970         975      14,063
  Other noninterest income                   61,651      54,226      48,719      48,339
Noninterest expenses
  Restructuring charges (see Note 2)         25,500          --          --      (3,000)
  Other noninterest expenses                164,821     170,600     154,623     150,205
Income (loss) before income taxes           (28,418)      8,872      17,829      11,589
Net income (loss)                           (29,044)      7,814      17,052      11,206
Income (loss) per primary common share*        (.79)        .18         .38         .22
Income (loss) per fully diluted
 common share*                                 (.79)        .18         .38         .22
Cash dividends per common share                  --          --          --          --
Weighted average common shares and
 common share equivalents*
  Primary                                    38,097      38,396      42,837      46,732
  Fully diluted                              38,097      38,526      42,837      46,889
                                           ========    ========    ========    ========

*For the quarter ended March 31, 1992, common share equivalents for both primary and fully diluted are anti-dilutive and have been excluded from the per share computations. Convertible subordinated debentures for fully diluted EPS are anti-dilutive and have been excluded from the per share computations for all periods presented.

29. SELECT FINANCIAL DATA OF MIDLANTIC BANKS INC. AND SUBSIDIARIES
The following is condensed financial information for MBI and Subsidiaries:

INCOME STATEMENT DATA FOR THE YEAR ENDED DECEMBER 31 (In thousands)         1993        1992         1991
_________________________________________________________________________________________________________
Net interest income                                                    $ 375,283    $309,617    $ 313,874
Net interest income (loss) after provision for loan losses               313,283     210,517     (140,546)
Noninterest income                                                       175,053     260,712      208,710
Noninterest expenses                                                     461,229     494,225      537,818
Income (loss) before income taxes                                         27,107     (22,996)    (469,654)
Income tax (benefit) expense                                            (100,444)      1,954      (33,330)
Income (loss) before cumulative effect of the change in
 accounting for income taxes                                             127,551     (24,950)    (436,324)
Cumulative effect of the change in accounting for income taxes            24,570          --           --
Net income (loss)                                                        152,121     (24,950)    (436,324)
                                                                       =========    ========    =========

      68 2of2


BALANCE SHEET DATA AT DECEMBER 31 (In thousands)            1993           1992
_______________________________________________________________________________
ASSETS
  Money market investments                           $ 1,353,711    $ 1,539,374
  Investment securities                                2,010,684      1,753,186
  Net loans                                            5,424,490      5,587,419
  Total assets                                        10,244,549     10,493,403
LIABILITIES AND SHAREHOLDER'S EQUITY
  Noninterest-bearing demand deposits                  2,220,702      2,180,462
  Savings and time deposits                            6,350,264      7,013,498
  Short-term borrowings                                  467,960        226,727
  Long-term debt                                          86,752        137,112
  Total liabilities                                    9,242,698      9,703,528
  Shareholder's equity                                 1,001,851        789,875
                                                     ===========    ===========


30. LENDING AND DIVIDEND LIMITATIONS
Under federal law, subject to exceptions (including transactions between MC's bank subsidiaries), no bank subsidiary of MC may extend credit to MC or to its affiliates on terms and under circumstances which are not substantially the same or at least as favorable to the bank subsidiary as comparable extensions of credit to nonaffiliates and no extension of credit may be made by a bank subsidiary of MC to MC or its affiliates which is in excess of 10 percent of the capital stock and surplus of such subsidiary or in excess of 20 percent of the capital and surplus of such subsidiary as to extensions of credit to MC and its affiliates in the aggregate. Such extensions of credit, with limited exceptions, must be fully collateralized.

The approval of bank regulatory authorities is required if dividends declared in any year by a national bank exceed the bank's net profits for that year combined with the retained profits of that bank for the two immediately preceding years. Pennsylvania state-chartered banks may pay dividends out of accumulated retained earnings, provided that capital remains unimpaired and remaining surplus equals 100 percent of capital stock. National banks are prohibited by law from declaring dividends when the bank has losses equal to or exceeding the bank's undivided profits and no dividends can be paid in an amount greater than the bank's net profits then on hand after deducting losses and bad debts. However, bank regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends which would constitute an unsafe and












      69 1of2
                                          Midlantic Corporation and Subsidiaries

unsound banking practice. The Board of Governors of the Federal Reserve and the OCC have indicated that it would generally be an unsafe and unsound banking practice for banks to pay dividends except out of current operating earnings. Capital requirements imposed by federal and state regulators further limit dividends available to MC from its banks. Under its agreement with the OCC, MNB, which had shareholder's equity of $878.829 million at December 31, 1993, may not declare dividends without the approval of the OCC (see Note 31). Under its agreement with the the FRB, MC is restricted from paying dividends without the prior written approval of the FRB (see Note 31). CB, which had shareholder's equity of $292.614 million at year-end 1993, is prohibited in certain circumstances from paying dividends without the advance approval of the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking. CB has paid uninterrupted quarterly dividends to MC since the third quarter of 1992. MC and MNB have not paid dividends since the third quarter and first quarter of 1990, respectively.


31. REGULATORY MATTERS
The Board of MC entered into a written agreement (the "FRB Agreement") with the FRB in May 1991. In connection with the FRB Agreement, MC reviewed various aspects of its operations including credit risk management, the assessment of loan loss reserve adequacy, management succession, compensation and severance policies, monitoring of intercompany transactions and its capital, liquidity and operating plans. MC also agreed that it will not pay dividends on its common or preferred stock without the prior written approval of the FRB and will not incur certain indebtedness.

Pursuant to a written agreement (the "OCC Agreement") with the Office of the Comptroller of the Currency ("OCC"), which became effective December 31, 1990, the Board of MNB committed MNB to certain restrictions and objectives related to such areas as management structure and practices, loan administration, monitoring of asset quality, liquidity, monitoring of intercompany transactions, capital adequacy and development of capital and profit plans.
In July 1991, MNB negotiated a written amendment to the OCC Agreement which removed specified capital ratios pursuant to which MNB was required to submit a capital program ("Capital Program"). The Capital Program was approved by the OCC on October 10, 1991 and a revised Capital Program was approved by the OCC in September 1992.

MC and MNB maintain ongoing programs to monitor and maintain compliance with all applicable regulatory agreements. MC believes that, in all material respects, it is in compliance with the FRB Agreement and that MNB is in compliance with the OCC Agreement.














      69 2of2

Bank regulators currently establish several capital ratios as guidelines for banking institutions such as Midlantic and its bank subsidiaries. The tier 1 ratio relates shareholders' equity, net of goodwill, certain intangibles and a portion of deferred tax assets, to total risk-weighted assets (including the credit risk equivalent of certain off-balance sheet items). The total capital ratio relates the sum of tier 1 capital, qualifying long-term debt and a portion of the allowance for loan losses to total risk-weighted assets. The leverage ratio relates tier 1 equity to total assets, reduced by goodwill, certain intangibles and a portion of deferred tax assets. The minimum regulatory guidelines for these capital ratios are 4 percent, 8 percent and 3 percent, respectively. Midlantic and each of its bank subsidiaries currently exceed the aforementioned capital ratio minimums. At December 31, 1993, risk-based and leverage ratios for Midlantic and its two bank subsidiaries are:

                                  Tier 1            Total    Leverage
                           Capital Ratio    Capital Ratio       Ratio
_____________________________________________________________________
Midlantic                           9.28%           13.29%       6.81%
MNB                                11.03            12.32        7.89
CB                                  9.88            11.15        7.79

As part of ongoing compliance with its agreements with the FRB and the OCC, Midlantic submits updated operating plans for both of its bank subsidiaries along with projected effects on the banks' capital plans.

                  INDEPENDENT AUDITOR'S REPORT


                                        Coopers & Lybrand
                                        Independent Certified Public Accountants
Board of Directors and Shareholders     One Sylvan Way
Midlantic Corporation                   Parsippany, New Jersey  07054


We have audited the accompanying consolidated balance sheet of Midlantic Corporation and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993.
These consolidated financial statements are the responsibility of Midlantic Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Midlantic Corporation and Subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes 1, 21 and 24 of notes to consolidated financial statements, Midlantic Corporation changed its methods of accounting for postretirement benefits other than pensions and income taxes in 1993.

Coopers & Lybrand

January 20, 1994

















      71 1OF2

Midlantic Corporation and Subsidiaries
CONSOLIDATED SUMMARY OF INCOME
(In thousands, except share and per share data)

YEAR ENDED DECEMBER 31                      1993         1992         1991         1990         1989
____________________________________________________________________________________________________
INTEREST INCOME
  Interest and fees on loans           $ 654,770   $  833,709   $1,420,674   $1,873,761   $1,896,951
  Interest on investment securities
   Taxable interest income                91,036      171,188      200,144      167,648      124,294
   Tax-exempt interest income              1,012       10,233       22,292       34,999       36,024
  Interest on deposits with banks         18,319        5,869       22,814       29,020       26,048
  Interest on other short-term
    investments                           51,770       30,677       63,438       88,183       20,232
                                       _________   __________   __________   __________   __________
       Total interest income             816,907    1,051,676    1,729,362    2,193,611    2,103,549
                                       _________   __________   __________   __________   __________
INTEREST EXPENSE
  Interest on deposits                   262,886      483,154    1,011,800    1,175,719      985,666
  Interest on short-term borrowings       11,586       17,341       50,759      152,925      215,607
  Interest on long-term debt              36,385       41,517       42,220       42,178       30,749
                                       _________   __________   __________   __________   __________
       Total interest expense            310,857      542,012    1,104,779    1,370,822    1,232,022
                                       _________   __________   __________   __________   __________
Net interest income                      506,050      509,664      624,583      822,789      871,527
  Provision for loan losses               79,000      137,939      640,402      694,221      190,477
                                       _________   __________   __________   __________   __________
Net interest income (loss) after
  provision for loan losses              427,050      371,725      (15,819)     128,568      681,050
NONINTEREST INCOME
  Trust income                            41,459       46,776       56,156       52,725       47,765
  Service charges on deposit accounts     78,815       79,478       78,188       70,848       60,073
  Investment securities gains (losses)     7,005       52,753       (2,890)     (16,360)       1,552
  Mortgage banking fees                       --        6,361       32,459       32,616       21,095
  Other                                   67,814      115,528       93,466      159,270       85,543
                                       _________   __________   __________   __________   __________
       Total noninterest income          195,093      300,896      257,379      299,099      216,028
                                       _________   __________   __________   __________   __________
                                         622,143      672,621      241,560      427,667      897,078
                                       _________   __________   __________   __________   __________
NONINTEREST EXPENSES
  Salaries and benefits                  219,332      257,221      345,679      336,958      319,325
  Net occupancy                           44,622       51,410       61,566       63,690       54,877
  Equipment rental and expense            26,881       35,776       43,529       44,768       40,590
  Other real estate owned, net           134,337       99,744      122,999       56,700        4,807
  FDIC assessment charges                 33,841       34,090       40,433       22,154       12,973
  Legal and professional fees             51,511       51,403       50,803       39,273       29,382
  Other                                   91,266      133,105      163,330      159,963      142,161
                                       _________   __________   __________   __________   __________
       Total noninterest expenses        601,790      662,749      828,339      723,506      604,115
                                       _________   __________   __________   __________   __________




      71 2OF2

Income (loss) before income taxes and
 cumulative effect of the change in
  accounting for income taxes             20,353        9,872     (586,779)    (295,839)     292,963
   Income tax (benefit) expense         (111,043)       2,844      (43,476)    (100,834)      86,702
                                       _________   __________   __________   __________   __________
Income (loss) before cumulative
 effect of the change in accounting
  for income taxes                       131,396        7,028     (543,303)    (195,005)     206,261
Cumulative effect of the change in
 accounting for income taxes              38,962           --           --           --           --
                                       _________   __________   __________   __________   __________
NET INCOME (LOSS)                      $ 170,358   $    7,028   $ (543,303)  $ (195,005)  $  206,261
                                       =========   ==========   ==========   ==========   ==========
INCOME (LOSS) APPLICABLE TO PRIMARY
 COMMON SHARES *
  Income (loss) before cumulative
   effect of the change in accounting
    for income taxes                   $ 127,770   $    3,356   $ (547,115)  $ (198,817)  $  204,979
  Net income (loss)                      166,732        3,356     (547,115)    (198,817)     204,979
                                       =========   ==========   ==========   ==========   ==========
INCOME (LOSS) APPLICABLE TO FULLY
 DILUTED COMMON SHARES*
  Income (loss) before cumulative
   effect of the change in
   accounting for income taxes         $ 131,854   $    3,356   $ (547,115)  $ (198,817)  $  209,063
  Net income (loss)                      170,816        3,356     (547,115)    (198,817)     209,063
                                       =========   ==========   ==========   ==========   ==========
INCOME (LOSS) PER COMMON SHARE*
  Income (loss) before cumulative
   effect of the change in accounting
    for income taxes
      Primary                              $2.51         $.08      $(14.36)      $(5.22)       $5.37
      Fully diluted                         2.51          .08       (14.36)       (5.22)        5.27
  Cumulative effect of the change in
   accounting for income taxes
      Primary                                .76           --           --           --           --
      Fully diluted                          .74           --           --           --           --
  Net income (loss)
      Primary                               3.27          .08       (14.36)       (5.22)        5.37
      Fully diluted                         3.25          .08       (14.36)       (5.22)        5.27
                                       =========   ==========   ==========   ==========   ==========
AVERAGE COMMON SHARES AND
 COMMON SHARE EQUIVALENTS*
      Primary                             50,943       41,569       38,095       38,097       38,153
      Fully diluted                       52,569       41,954       38,095       38,097       39,705
                                       =========   ==========   ==========   ==========   ==========

*Common share equivalents for both primary and fully diluted in 1991 and 1990 and convertible subordinated debentures for fully diluted in 1992, 1991 and 1990 are anti-dilutive and have been excluded from the per share computations.







      72 1OF2

Midlantic Corporation and Subsidiaries
COMPARATIVE CONSOLIDATED AVERAGE BALANCE SHEET WITH RESULTANT INTEREST AND AVERAGE RATES(1)
(In thousands)
                                                                   1993                               1992
                                                   _____________________________    _______________________________
                                                       AVERAGE           AVERAGE        Average             Average
                                                       BALANCE   INTEREST   RATE        Balance     Interest   Rate
___________________________________________________________________________________________________________________
ASSETS
 Interest-earning assets
  Interest-bearing deposits                        $   530,335   $ 18,319   3.45%   $   145,859   $    5,869   4.02%
  Other short-term investments                       1,414,695     51,770   3.66        863,056       30,677   3.55

  U.S. Treasury securities                           1,130,657     44,375   3.92      2,058,784      131,355   6.38
  Obligations of U.S. government agencies              723,501     42,761   5.91        421,350       33,311   7.91
  Obligations of states and political subdivisions      10,773      1,012   9.39        151,655       10,233   6.75
  Other securities                                      70,224      3,900   5.55        112,014        6,522   5.82
                                                   ___________   ________   ____    ___________   __________   ____
    Total investment securities                      1,935,155     92,048   4.76      2,743,803      181,421   6.61
                                                   ___________   ________   ____    ___________   __________   ____
  Commercial, financial and foreign loans            3,096,820    246,849   7.97      4,273,349      306,217   7.17
  Real estate loans (2)                              3,463,730    245,896   7.10      4,687,987      332,455   7.09
  Loans to individuals                               1,949,598    162,025   8.31      2,054,468      195,037   9.49
                                                   ___________   ________   ____    ___________   __________   ____
    Total loans (3)(4)(5)                            8,510,148    654,770   7.69     11,015,804      833,709   7.57
                                                   ___________   ________   ____    ___________   __________   ____
    Total interest-earning assets                   12,390,333    816,907   6.59     14,768,522    1,051,676   7.12
                                                   ___________   ________   ____    ___________   __________   ____
 Noninterest-earning assets
  Cash and due from banks                              790,118                          889,332
  Other assets                                       1,137,139                        1,424,341
  Allowance for loan losses                           (571,508)                        (804,258)
                                                   ___________                      ___________
    Total noninterest-earning assets                 1,355,749                        1,509,415
                                                   ___________                      ___________
Total assets                                       $13,746,082                      $16,277,937
                                                   ___________                      ___________
LIABILITIES AND SHAREHOLDERS' EQUITY
 Interest-bearing liabilities
  Domestic savings and time deposits               $ 9,155,117    262,517   2.87    $11,524,817      482,648   4.19
  Overseas branch deposits                              11,243        369   3.28         12,739          506   3.97
  Short-term borrowings                                394,391     11,586   2.94        525,200       17,341   3.30
  Long-term debt                                       396,217     36,385   9.18        443,213       41,517   9.37
                                                   ___________   ________   ____    ___________   __________   ____
    Total interest-bearing liabilities               9,956,968    310,857   3.12     12,505,969      542,012   4.33
                                                   ___________   ________   ____    ___________   __________   ____
 Noninterest-bearing liabilities and
  shareholders' equity
  Demand deposits                                    2,616,243                        2,759,284
  Other liabilities                                    199,393                          249,283
                                                   ___________                      ___________
    Total noninterest-bearing liabilities            2,815,636                        3,008,567
                                                   ___________                      ___________
  Shareholders' equity                                 973,478                          763,401
                                                   ___________                      ___________
Total liabilities and shareholders' equity         $13,746,082                      $16,277,937
                                                   ___________                      ___________

      72 2OF2

NET INTEREST INCOME                                              $506,050                         $  509,664
                                                                 ========                         ==========
INTEREST INCOME AS A PERCENT OF
  AVERAGE INTEREST-EARNING ASSETS                                           6.59%                              7.12%
                                                                            ====                               ====
INTEREST EXPENSE AS A PERCENT OF
  AVERAGE INTEREST-EARNING ASSETS                                           2.51%                              3.67%
                                                                            ====                               ====
NET INTEREST MARGIN (6)                                                     4.08%                              3.45%
                                                                            ====                               ====

(1)  Interest income and average rates are not presented on a tax-equivalent basis.
(2)  Data for 1993 includes loans that were sold in bulk sales or identified for bulk sale.
(3)  Includes loan fees. Such income is not significant.
(4)  Includes nonaccrual loans.
(5)  Net of unearned income.
(6)  Net interest margin is net interest income as a percent of average interest-earning assets.






































      73 1OF2


                  1991                                 1990                               1989
 ________________________________    ________________________________    ________________________________
     Average              Average        Average              Average        Average              Average
     Balance     Interest    Rate        Balance     Interest    Rate        Balance     Interest    Rate
_________________________________________________________________________________________________________


 $   323,717   $   22,814    7.05%   $   342,740   $   29,020    8.47%   $   276,723   $   26,048    9.41%
   1,042,439       63,438    6.09      1,063,757       88,183    8.29        222,577       20,232    9.09

   1,962,382      152,922    7.79      1,499,059      132,245    8.82      1,118,018       96,907    8.67
     391,723       34,511    8.81        238,728       21,715    9.10        158,641       14,101    8.89
     321,718       22,292    6.93        519,780       34,999    6.73        525,795       36,024    6.85
     182,560       12,711    6.96        172,516       13,688    7.93        185,014       13,286    7.18
 ___________   __________   _____    ___________   __________   _____    ___________   __________   _____
   2,858,383      222,436    7.78      2,430,083      202,647    8.34      1,987,468      160,318    8.07
 ___________   __________   _____    ___________   __________   _____    ___________   __________   _____
   6,280,219      559,555    8.91      7,461,958      780,458   10.46      6,917,916      798,692   11.55
   6,439,179      552,464    8.58      7,003,784      716,293   10.23      6,284,274      701,216   11.16
   2,863,128      308,655   10.78      3,378,938      377,010   11.16      3,472,405      397,043   11.43
 ___________   __________   _____    ___________   __________   _____    ___________   __________   _____
  15,582,526    1,420,674    9.12     17,844,680    1,873,761   10.50     16,674,595    1,896,951   11.38
 ___________   __________   _____    ___________   __________   _____    ___________   __________   _____
  19,807,065    1,729,362    8.73     21,681,260    2,193,611   10.12     19,161,363    2,103,549   10.98
 ___________   __________   _____    ___________   __________   _____    ___________   __________   _____

   1,088,692                           1,372,440                           1,323,534
   1,742,436                           1,382,958                           1,002,715
    (836,123)                           (528,922)                           (296,103)
 ___________                         ___________                         ___________
   1,995,005                           2,226,476                           2,030,146
 ___________                         ___________                         ___________
 $21,802,070                         $23,907,736                         $21,191,509
 ___________                         ___________                         ___________


 $16,005,949    1,010,425    6.31    $16,195,692    1,167,331    7.21    $13,202,771      976,322    7.39
      20,371        1,375    6.75         97,518        8,388    8.60         95,684        9,344    9.77
     908,165       50,759    5.59      1,926,182      152,925    7.94      2,391,705      215,607    9.01
     461,013       42,220    9.16        448,946       42,178    9.39        325,057       30,749    9.46
 ___________   __________   _____    ___________   __________   _____    ___________   __________   _____
  17,395,498    1,104,779    6.35     18,668,338    1,370,822    7.34     16,015,217    1,232,022    7.69
 ___________   __________   _____    ___________   __________   _____    ___________   __________   _____


   3,047,091                           3,414,732                           3,314,240
     326,120                             373,479                             417,482
 ___________                         ___________                         ___________
   3,373,211                           3,788,211                           3,731,722
 ___________                         ___________                         ___________
   1,033,361                           1,451,187                           1,444,570
 ___________                         ___________                         ___________
 $21,802,070                         $23,907,736                         $21,191,509
 ___________                         ___________                         ___________
      73 2OF2

               $  624,583                          $  822,789                          $  871,527
               ==========                          ==========                          ==========

                             8.73%                              10.12%                              10.98%
                            =====                               =====                               =====

                             5.58%                               6.33%                               6.43%
                            =====                               =====                               =====
                             3.15%                               3.79%                               4.55%
                            =====                               =====                               =====








Midlantic Corporation and Subsidiaries
SUMMARY OF CONSOLIDATED QUARTERLY INFORMATION
(In thousands)
                                    December 31  September 30       June 30      March 31   December 31
FOR THE THREE MONTHS ENDED                 1993          1993          1993          1993          1992
_______________________________________________________________________________________________________
NET INTEREST INCOME                 $   131,523   $   130,167   $   126,177   $   118,183   $   122,106
AVERAGES
 Interest-earning assets
   Money market investments         $ 1,517,296   $ 1,893,256   $ 2,170,642   $ 2,198,926   $ 1,669,035
   Investment securities              2,286,719     1,902,459     1,714,446     1,836,996     2,632,092
   Loans                              8,481,633     8,455,081     8,391,929     8,711,949     9,709,616
     Total interest-earning
       assets                        12,285,648    12,250,796    12,277,017    12,747,871    14,010,743
 Interest-bearing liabilities
   Interest-bearing deposits          8,798,017     8,994,483     9,252,429     9,620,511    10,602,108
   Short-term borrowings                421,955       348,547       376,081       430,981       522,020
   Long-term debt                       386,749       386,805       390,869       420,445       437,339
     Total interest-bearing
      liabilities                     9,606,721     9,729,835    10,019,379    10,471,937    11,561,467
 Shareholders' equity                 1,078,613     1,026,103       935,549       853,647       852,498
                                    ___________   ___________   ___________   ___________   ___________
AVERAGE YIELDS EARNED
 Interest-earning assets
   Money market investments                3.32%         3.73%         3.63%         3.67%         3.24%
   Investment securities                   4.18          4.47          4.98          5.57          5.84
   Loans                                   7.66          7.69          7.84          7.59          7.23
     Total interest-earning
       assets                              6.48          6.58          6.69          6.62          6.49
                                    ___________   ___________   ___________   ___________   ___________
AVERAGE RATES PAID
 Interest-bearing liabilities
   Interest-bearing deposits               2.58%         2.72%         2.90%         3.25%         3.47%
   Short-term borrowings                   2.90          2.94          3.04          2.89          2.87
   Long-term debt                          9.08          9.08          9.10          9.46          9.36
     Total interest-bearing
      liabilities                          2.86          2.98          3.15          3.48          3.67
                                    ___________   ___________   ___________   ___________   ___________
NET INTEREST MARGIN                        4.25%         4.22%         4.12%         3.76%         3.47%
                                    ___________   ___________   ___________   ___________   ___________
OPERATING RATIOS
 Return on average assets                  1.72%         1.37%         1.20%          .68%          .29%
 Return on average common equity          22.43         18.69         18.12         11.40          5.11
 Return on average total equity           21.72         18.13         17.54         11.16          5.23
                                    ___________   ___________   ___________   ___________   ___________
LOAN LOSS RATIOS
 As a % of total period-end loans,
   net of unearned income
     Allowance for loan losses
       at period-end                       4.74%         5.96%         6.38%         6.84%         7.41%
     Nonaccrual loans at period-end        3.19          5.60          6.23          7.10          9.04
 As a % of average loans, net of
   unearned income
     Net charge-offs*                      1.75          1.91          2.82          1.35          4.69
     Provision for loan losses             1.40           .66           .72           .93          1.94
                                    ===========   ===========   ===========   ===========   ===========

*Ratios for all four quarters of 1993 exclude charge-offs on loans that were sold in bulk sales or transferred to assets held for accelerated disposition.

Midlantic Corporation and Subsidiaries
CONSOLIDATED STATISTICAL INFORMATION

                                                            1993     1992     1991     1990     1989
____________________________________________________________________________________________________
BOOK VALUE PER COMMON SHARE(1)                            $20.56   $17.19   $17.78   $32.10   $38.88
                                                          ______   ______   ______   ______   ______
OPERATING RATIOS
  Net interest margin                                       4.08%    3.45%    3.15%    3.79%    4.55%
  Return on average assets                                  1.24      .04    (2.49)    (.82)     .97
  Return on average common equity                          18.05      .47   (55.64)  (14.19)   14.36
  Return on average total equity                           17.50      .92   (52.58)  (13.44)   14.28
                                                          ______   ______   ______   ______   ______
LIQUIDITY AND FUNDING RATIOS
  Liquidity ratio(2)                                       31.61%   29.81%   20.91%   17.33%   11.21%
  Funding ratio(3)                                        (25.04)  (19.18)   (3.22)    3.93    20.49
                                                          ______   ______   ______   ______   ______
CAPITAL RATIOS
  Risk-adjusted ratios(4)
    Tier 1 capital ratio                                    9.28%    6.83%    4.29%    5.93%    6.50%
    Total capital ratio                                    13.29    10.76     7.69     8.86     9.32
  Leverage ratio                                            6.81     5.19     3.43     4.81     5.88
  Average shareholders' equity as a % of average assets     7.08     4.69     4.74     6.07     6.82
                                                          ______   ______   ______   ______   ______
LOAN LOSS RATIOS
  As a % of total year-end loans, net of unearned income
    Allowance for loan losses at year-end                   4.74%    7.41%    6.74%    4.38%    2.09%
    Nonaccrual loans at year-end                            3.19     9.04    10.04     6.73     2.54
  As a % of average loans, net of unearned income
    Net charge-offs(5)                                      1.95     2.49     3.07     1.89      .57
    Provision for loan losses                                .93     1.25     4.11     3.89     1.14
                                                          ______   ______   ______   ______   ______
RATIOS: AS A % OF AVERAGE TOTAL DEPOSITS
  Average total loans, net of unearned income              72.23%   77.05%   81.70%   90.55%  100.47%
  Average investment securities                            16.42    19.19    14.99    12.33    11.86
  Average shareholders' equity                              8.26     5.34     5.42     7.36     8.70
  Average noninterest-bearing demand deposits              22.20    19.30    15.98    17.33    19.95
  Average interest-bearing deposits                        77.80    80.70    84.02    82.67    80.05
                                                          ______   ______   ______   ______   ______
NONFINANCIAL DATA
  Common shareholders of record                           30,804   29,655   30,847   31,115   28,439
  Total number of employees                                5,863    6,342    9,561   11,637   12,182
  Total number of full-time  equivalent employees          5,090    5,748    9,086   10,935   11,384
  Total number of banking offices                            326      331      426      484      484
                                                          ______   ______   ______   ______   ______

(1)Assumes conversion of convertible subordinated debentures for the year 1989.
(2)Ratio of net short-term assets to net funding liabilities.
(3)Total purchased funds and money market investments less investment securities due in one year as a percentage of investment securities due in more than one year and total loans, net of unearned income.
(4)Based upon full-implementation regulatory standards in effect at December 31, 1992.
(5)Ratio for 1993 excludes charge-offs on those loans that were sold in bulk sales or transferred to assets held for accelerated disposition.