Form 10-K, Exhibit 13
MIDLANTIC CORP
filed 1995-03-27
CIK 793548

MANAGEMENT'S ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION
____________
Midlantic Corporation ("MC"), is a bank holding company whose principal subsidiary is Midlantic Bank, National Association ("MB"). MB operates 324 domestic offices, of which 261 are located in New Jersey and 63 are located in a contiguous area in and around the city of Philadelphia, in southeastern Pennsylvania. MB provides banking and other financial services to consumer and commercial clients primarily in its New Jersey and Pennsylvania core market area.

ABOUT THE FINANCIAL INFORMATION PRESENTED IN THIS ANALYSIS
The following financial analysis provides an in-depth discussion of the results of operations for each of the past three years and financial condition for each of the past two years of MC and its subsidiaries on a consolidated basis (referred to herein as "Midlantic" or the "Corporation"). Certain tabular data, relevant to the analyses, is presented within the discussion; additional tabular data may be found on pages 71 through 75.

The Corporation is presently composed of the parent company (MC), its bank subsidiary (MB) and several smaller nonbank subsidiaries. In order to assist the reader in better understanding differences between data of the past two years (which substantially reflects the results of operations and financial condition of the Corporation's present constituent entities) and data of 1992, the discussion in many instances refers to Midlantic's "Continuing Entities" which treats the effect of several subsidiaries that were sold during 1992 as if those subsidiaries had all been sold on January 1, 1992. In those tables for which five-year historical data have been shown, any data for the Continuing Entities is presented as if subsidiaries divested during the period
from 1990 through 1992 had all been sold on January 1, 1990.   Gains or losses
recognized on the sales of subsidiaries have been shown, where applicable, as nonrecurring transactions of the Continuing Entities for the periods in which the gains or losses actually occurred.

The results of operations for the Continuing Entities are not necessarily indicative of the results of operations that would have been attained if subsidiaries sold during 1992 had all been sold on January 1, 1992, or in the case of five-year tables, if subsidiaries sold during 1990 through 1992 had all been sold on January 1, 1990.


FINANCIAL HIGHLIGHTS
____________________
For the calendar year 1994, the Corporation reported a $101.2 million or 59.4 percent increase in net income from $170.4 million or $3.25 per fully diluted common share in 1993 to $271.6 million or $4.97 per fully diluted common share in 1994. Excluding certain tax benefits recognized in both years, net income in 1994 was $175.9 million or $3.22 per fully diluted share compared to $53.7 million or $1.03 per fully diluted share in 1993. The return on average assets was 2.02 percent in 1994 (1.31 percent excluding tax benefits) compared to 1.24 percent in 1993 (.39 percent excluding tax benefits). The return on average equity was 21.95 percent in 1994 (14.22 percent excluding tax benefits) compared to 17.50 percent in 1993 (5.51 percent excluding tax benefits).

The financial reorganization that management supervised beginning in 1991 and largely completed in early 1994 is outlined in the section "Midlantic In Transition 1990-1994" on page 18. The financial results achieved in the past two years were significantly affected by the events described in that section.

The Corporation's core earnings (income before credit provisions, expenses for other real estate owned ("OREO"), securities gains and losses, certain nonrecurring items, income taxes and the cumulative effect of changes in accounting principle) has improved in each of the past three years, amounting to $308.8 million or 2.30 percent of average assets in 1994, $232.9 million or
1.70 percent of average assets in 1993 and $154.0 million or 1.05 percent of average assets (on a Continuing Entity basis) in 1992. The successive improvement in core earnings primarily resulted from higher levels of net interest income, reflecting a widening spread between asset yields and funding costs, which was partially attributable to declining levels of nonaccrual assets. Core earnings also benefitted from stable operating expense levels in 1994 compared to 1993 and lower expense levels in 1993 compared to 1992.

TABLE I - MAJOR COMPONENTS OF THE RESULTS OF OPERATIONS FOR 1994, 1993 AND 1992

                                                                                                1992
                                                              1994       1993      1992   Continuing
(In thousands)                                              ACTUAL     Actual    Actual     Entities
                                                          --------   --------  --------     --------
INCOME BEFORE CREDIT PROVISIONS, OREO EXPENSES,
 SECURITIES GAINS OR LOSSES, CERTAIN NONRECURRING ITEMS,
 INCOME TAXES AND THE CUMULATIVE EFFECT OF CHANGES IN
 ACCOUNTING PRINCIPLE ("CORE EARNINGS")
    Net interest income                                   $584,537   $514,690  $520,195     $449,799
    Noninterest income                                     186,073    179,448   202,404      180,044
    Noninterest expenses:
      Salaries and benefits                                226,676    219,332   257,221      224,785
      Other                                                235,129    241,922   280,643      251,014
                                                          --------   --------  --------     --------
CORE EARNINGS                                              308,805    232,884   184,735      154,044
                                                          --------   --------  --------     --------
ADDITIONS:
  Investment securities (losses) gains                      (6,663)     7,005    52,753       52,753
  Net gains on bulk sales of assets                         32,300         --        --           --
  Net gains on sales of OREO                                 9,006      2,468     2,148        2,148
  Gains on the sale of subsidiaries and loans
    and other nonrecurring income                            2,500         --    35,208       35,208
DEDUCTIONS:
  Provision for loan losses                                 21,625     81,343   140,580      118,868
  Provision for OREO valuations                              7,500    130,545    77,132       74,624
  Other OREO expenses                                        6,718      6,260    24,760       23,831
  Restructuring charges and other nonrecurring expenses      6,100      3,856    22,500       22,500
                                                          --------   --------  --------     --------
Income before income taxes and
  cumulative effect of accounting changes                  304,005     20,353     9,872        4,330
Income tax expense (benefit)                                24,900   (111,043)    2,844        2,844
                                                          --------   --------  --------     --------
Income before cumulative effect of
  accounting changes                                       279,105    131,396     7,028        1,486
Cumulative effect of the changes in accounting
  for postemployment benefits in 1994
  and for income taxes in 1993                              (7,528)    38,962        --           --
                                                          --------   --------  --------     --------
NET INCOME                                                $271,577   $170,358  $  7,028     $  1,486
                                                          ========   ========  ========     ========

CORE EARNINGS
See Appendix 1 for explanation of graphic image inserted here.

In each of the past two years, the Corporation realized certain income tax benefits, net of required deferred tax balance adjustments, amounting to $95.6 million in 1994 and $113.6 million in 1993 allowable under Financial Accounting Standards ("FAS") No. 109 "Accounting for Income Taxes," which was adopted by Midlantic on January 1, 1993, and in 1993 recognized a $39.0 million income credit reflecting the cumulative effect of adoption of FAS No.
109. As of December 31, 1994, the Corporation had fully recognized all of its available tax benefits. Consequently, income tax expense in 1995 should represent the tax provision associated with Midlantic's 1995 results of operations (see "Income Taxes").

In 1994, the Corporation adopted FAS No. 112 "Employers' Accounting for Postemployment Benefits" and recorded a $7.5 million charge, net of taxes, as the cumulative effect of the change in accounting principle (see
"Postemployment And Postretirement Benefit Expenses").

MIDLANTIC IN TRANSITION 1990-1994
_________________________________
During the past three years, the Corporation's profitability has steadily improved with net income amounting to $271.6 million in 1994, $170.4 million in 1993 and $7.0 million in 1992. This followed two years (1990 and 1991) in which the Corporation recorded net losses aggregating $738.3 million. These losses primarily resulted from the adverse impact on the Corporation in those two years of a national and regional downturn in overall economic conditions and a collapse in regional real estate markets. Since Midlantic had historically been a significant servicer of the financial needs of the real estate industry, the collapse in that industry and the corresponding impact on related industries severely impaired the Corporation's loan quality. As loan quality deteriorated, high provisions for possible losses became necessary and, as a result, earnings were negatively affected. Earnings were also impaired by the rise in nonaccrual assets (nonaccrual loans and OREO), which grew by $1.5 billion from year-end 1989 to the third quarter of 1992 when they reached a peak level of $1.9 billion.

In an effort to reposition its balance sheet, in 1990, Midlantic sold its credit card accounts and receivables and substantially all of its lease financing receivables. In mid-1991, Midlantic instituted a multi-phase restructuring program in which the Corporation redirected its business focus to its core market area of New Jersey and southeastern Pennsylvania. During the restructuring phase, the Corporation divested its banks and certain nonbank assets located outside of its market area. Midlantic also identified and implemented a significant expense reduction initiative (FOCUS '92) and unified company-wide management along its principal lines of business. The divestiture of subsidiaries and assets since 1990 provided proceeds to the Corporation of over $800 million, most of which were contributed as capital into the Corporation's remaining bank subsidiaries, and reduced consolidated assets by approximately $6 billion. These divestitures, along with the identification of approximately $100 million of annualized expense savings following the mid-1993 completion of FOCUS '92, were key to the Corporation's ability to improve the financial condition of its core subsidiaries, stabilize its losses and eventually return to profitability.

In an effort to resolve and reduce the elevated level of problem credits during the early 1990's, the Corporation devoted significant resources to an expanded loan workout effort. Such efforts contributed to the resolution of nonaccrual loans, as payments and payoffs and returns to accrual or renegotiated status totalled nearly $1 billion since year-end 1991. During 1993 and 1994, the Corporation also initiated and completed two major bulk sales programs of distressed real estate assets. The Corporation sold commercial real estate loans and OREO with an aggregate gross book value of nearly $650 million. Prior to the sales, these assets were transferred to "assets held for accelerated disposition" and carried at net realizable value (fair value less the costs of disposing of the properties). The first bulk sales program was initiated and completed in 1993 and the second, initiated in late 1993, was completed in 1994. Substantially as a result of workout efforts and the bulk sales actions, nonaccrual assets have fallen by $1.7 billion from their peak level at September 30, 1991, amounting to only $247.8 million or
1.9 percent of total assets at year-end 1994. In 1994, the Corporation realized a net gain of $32.3 million on the sale of those assets identified for accelerated disposition in the second bulk sales program. No gains or losses were realized on bulk sales transactions in 1993.

In addition to enhanced profitability through reductions in nonaccrual assets and reduced leverage through asset sales, the Corporation significantly improved its capital ratios and its liquidity through issuances of common stock in both 1992 and 1993. In August 1992, the Corporation issued an aggregate 7.7 million common shares for net proceeds of $109.5 million in a European offering and in a domestic private placement, and in May 1993, in a domestic public offering, issued 5.8 million common shares for net proceeds of $107.1 million.

Following Midlantic's significant improvements in financial condition and performance, asset quality and capital ratios, the Federal Reserve Bank of New York and the Office of the Comptroller of the Currency, in March 1994, terminated the written agreements under which the Corporation and its then lead bank, Midlantic National Bank ("MNB"), operated. In addition, in April 1994, the Corporation's Board of Directors (the "Corporation's Board") declared the first cash dividend to common shareholders (amounting to $.10 per common share) since the third quarter of 1990. In the two subsequent quarters of 1994 and in the first quarter of 1995, common dividends of $.13 per share, $.17 per share and $.22 per share were also declared by the Corporation's Board.

TABLE II - BULK SALES

                                              Bulk Sales         Bulk Sales
                                               Finalized          Finalized
(In thousands)                               During 1993        During 1994
___________________________________________________________________________
Book value of assets sold in bulk sales (1)
   Loans                                        $219,482           $277,315
   OREO                                           74,115             70,819
---------------------------------------------------------------------------
       Total                                     293,597            348,134
---------------------------------------------------------------------------
Charge-offs on assets sold in bulk sales or
 held for accelerated disposition                 84,456            146,277(2)
---------------------------------------------------------------------------
Net realizable value                            $209,141(3)        $201,857(3)
===========================================================================
Loss provisions recognized during 1993 in
 order to carry assets held for accelerated
 disposition at net realizable value            $ 34,000           $ 44,000
===========================================================================
(1) Amounts are net of prior charge-offs (if any) on these assets.
(2) Includes additional writedowns on OREO properties of $36.7 million.
(3) In 1993, cash proceeds from the sale of these assets were not substantially different. In 1994, a $32.3 million gain was realized on bulk sales completed during the year.

On August 27, 1994, Midlantic consolidated its two bank subsidiaries by merging Continental Bank into MNB. The combined bank was renamed Midlantic Bank, National Association. Also in August 1994, MNB's direct parent, Midlantic Banks Inc., was merged into MC.

NET INTEREST INCOME
___________________
Net interest income ("NII") improved to $584.5 million in 1994, up from $514.7 million in 1993 and $449.8 million for the Continuing Entities in 1992. The rise in NII during each of the past two years has been primarily driven by the favorable effect of changes in market interest rates on Midlantic's funding and investment yields along with a sizable decline in nonaccrual assets.

Average interest-earning assets decreased to $12.2 billion in 1994 from $12.5 billion in 1993 and $13.4 billion for the Continuing Entities in 1992. This primarily reflected a decline in deposits, particularly retail certificates of deposits ("CDs") bearing relatively higher rates of interest, which is largely a result of an industry-wide movement of depositors' funds to non-deposit instruments. The decline in deposit funding was accompanied by a decrease in average loans of $330.0 million or 3.8 percent in 1994 and $1.3 billion or
13.1 percent in 1993. The contraction in average loans during the past two years was comprised of: (i) principal paydowns or payoffs; (ii) loans sold in bulk sales; (iii) charge-offs; and (iv) the transfer of loans to OREO, all of which more than offset loan originations during the period. Declining loan volume was evidenced in commercial real estate loans and, to a lesser extent, commercial and financial loans. On average, consumer loans (loans to individuals and long-term mortgage financing on 1-4 family residential properties) have grown during the past two years. As part of its business strategy, the Corporation has undertaken focused efforts to increase loans to small and medium-sized businesses and to consumers.

Net interest margin (net interest income as a percent of average interest-earning assets) rose to 4.79 percent in 1994 as compared with levels of 4.12 percent in 1993 and 3.36 percent for the Continuing Entities in 1992. The rise in net interest margin reflects the widening gap between the yields earned on average interest-earning assets and the rates paid on average interest-bearing funding sources. The rise in net interest margin was partially due to the significant reduction in nonaccrual assets and the Corporation's success in obtaining the benefits from core deposit funding to support its earning-asset base.


TABLE III - SUMMARY OF AVERAGE BALANCES WITH RESULTANT INTEREST AND AVERAGE RATES

                                             1994                        1993                         1992
                                  ---------------------------  ------------------------     ---------------------------
                                           INTEREST                    Interest                     Interest
                                  AVERAGE   INCOME/   AVERAGE  Average  Income/ Average     Average   Income/   Average
(In millions)                     BALANCE   EXPENSE      RATE  Balance  Expense    Rate     Balance   Expense      Rate
                                  -------      ----      ----  -------     ----    ----     -------    ------      ----
LOANS
   Actual                         $ 8,279      $677      8.17% $ 8,609     $664    7.71%    $11,121    $  844      7.59%
   Continuing Entities              8,279       677      8.17    8,609      664    7.71       9,905       734      7.41
                                  -------      ----      ----  -------     ----    ----     -------    ------      ----
ALL OTHER INTEREST-EARNING
 ASSETS
   Actual                           3,935       186      4.73    3,880      162    4.18       3,753       218      5.81
   Continuing Entities              3,935       186      4.73    3,880      162    4.18       3,496       199      5.69
                                  -------      ----      ----  -------     ----    ----     -------    ------      ----
TOTAL INTEREST-EARNING ASSETS
   Actual                          12,214       863      7.07   12,489      826    6.61      14,874     1,062      7.14
   Continuing Entities             12,214       863      7.07   12,489      826    6.61      13,401       933      6.96
                                  -------      ----      ----  -------     ----    ----     -------    ------      ----
INTEREST-BEARING DEPOSITS
   Actual                           8,381       223      2.67    9,166      263    2.87      11,538       483      4.19
   Continuing Entities              8,381       223      2.67    9,166      263    2.87      10,218       424      4.15
                                  -------      ----      ----  -------     ----    ----     -------    ------      ----
ALL OTHER INTEREST-BEARING
 SOURCES OF FUNDS
   Actual                             959        55      5.84      791       48    6.07         968        59      6.08
   Continuing Entities                959        55      5.84      791       48    6.07         953        59      6.15
                                  -------      ----      ----  -------     ----    ----     -------    ------      ----
INTEREST-FREE SOURCES OF FUNDS
   Actual                           2,874        --        --    2,532       --      --       2,368        --        --
   Continuing Entities              2,874        --        --    2,532       --      --       2,230        --        --
                                  -------      ----      ----  -------     ----    ----     -------    ------      ----
NET INTEREST INCOME/NET INTEREST
 MARGIN
   Actual                                      $585      4.79%             $515    4.12%                $ 520      3.50%
   Continuing Entities                          585      4.79               515    4.12                   450      3.36
                                  =======      ====      ====  =======     ====    ====     =======     =====      ====

TABLE IV- ANALYSIS OF CHANGES IN NET INTEREST INCOME(1)

                                                         1994 VS. 1993                        1993 vs. 1992
                                              -------------------------------    -----------------------------------
(In thousands)                                  VOLUME(2)    RATE(2)    TOTAL       Volume(2)      Rate(2)     Total
                                              --------   --------    --------    ---------    ---------    ---------
INCREASE (DECREASE) IN INTEREST INCOME
   Interest-bearing deposits                  $ (3,573)  $  2,840    $   (733)   $  13,393    $    (943)   $  12,450
   Other short-term investments                 (6,620)     7,120         500       20,161          932       21,093
   Investment securities                        17,637      7,202      24,839      (41,955)     (47,418)     (89,373)
   Commercial, financial and
    foreign loans (3)(4)                       (15,248)     7,467      (7,781)     (92,881)      31,622      (61,259)
   Real estate loans (3)(4)                    (46,272)    33,141     (13,131)     (86,912)         353      (86,559)
   Loans to individuals (3)(4)                  37,579     (3,336)     34,243       (9,595)     (23,417)     (33,012)
                                              --------   --------    --------    ---------    ---------    ---------
    Total interest-earning assets              (16,497)    54,434      37,937     (197,789)     (38,871)    (236,660)
                                              --------   --------    --------    ---------    ---------    ---------
INCREASE (DECREASE) IN INTEREST EXPENSE
   Domestic savings and time deposits          (21,671)   (17,951)    (39,622)     (86,890)    (133,241)    (220,131)
   Overseas branch deposits                         36         66         102          (55)         (82)        (137)
   Short-term borrowings                         6,461      3,081       9,542       (3,989)      (1,766)      (5,755)
   Long-term debt                               (2,022)        90      (1,932)      (4,329)        (803)      (5,132)
                                              --------   --------    --------    ---------    ---------    ---------
    Total interest-bearing sources of funds
     used to finance interest-earning assets   (17,196)   (14,714)    (31,910)     (95,263)    (135,892)    (231,155)
                                              --------   --------    --------    ---------    ---------    ---------
CHANGE IN NET INTEREST INCOME                 $    699   $ 69,148    $ 69,847    $(102,526)   $  97,021    $  (5,505)
                                              ========   ========    ========    =========    =========    =========
CONTINUING ENTITIES (5)
 INCREASE (DECREASE) IN
   Total interest-earning assets              $(16,497)  $ 54,434    $ 37,937    $ (86,300)   $ (20,842)   $(107,142)
   Total interest-bearing sources of funds
    used to finance interest-earning assets    (17,196)   (14,714)    (31,910)     (47,978)    (124,055)    (172,033)
                                              --------   --------    --------    ---------    ---------    ---------
CHANGE IN NET INTEREST INCOME                 $    699   $ 69,148    $ 69,847    $ (38,322)   $ 103,213    $  64,891
                                              ========   ========    ========    =========    =========    =========

(1) For average balances and average rates earned and paid see "Comparative Consolidated Average Balance Sheet with Resultant
    Interest and Average Rates" on pages 72 and 73.
(2) The changes which cannot be attributed solely to changes in balances (volume) or to changes in rates are allocated to these categories on the basis of their respective percentage changes.
(3) Includes income from loan fees which is not significant.
(4) Includes nonaccrual loans.
(5) Data for Continuing Entities has been presented consistant with actual data (see footnotes 2 through 4 above).


PROVISION FOR LOAN LOSSES
_________________________
The provision for loan losses represents a charge to earnings for the purpose of maintaining an adequate allowance for loan losses ("ALL"). The provision for loan losses has declined in each of the past two years, amounting to $21.6 million in 1994, $81.3 million in 1993 (which included $20.0 million provided in connection with writedowns on loans identified for bulk sale) and $118.9 million for the Continuing Entities in 1992. Lower provisioning levels are principally attributable to the Corporation's substantial improvement in loan quality. Management believes that provisioning levels in the near-term will continue to remain low. The Corporation uses a methodology which assists in the establishment of the level of the provision for loan losses that is required to maintain an adequate ALL (see "The Lending Function - Allowance for Loan Losses (ALL)"). Midlantic believes that its ALL was adequate at December 31, 1994 to absorb estimated losses in its credit portfolios, including unfunded commitments, outstanding at that date.

NONINTEREST INCOME AND NONINTEREST EXPENSES
___________________________________________
The discussion under this heading, unless otherwise stated, addresses the data appearing in Tables V and VI for 1994 and 1993 and for the Continuing Entities in 1992.

NONINTEREST INCOME
Noninterest income, excluding securities transactions and certain nonrecurring gains ("adjusted noninterest income"), amounted to $186.1 million in 1994, $179.4 million in 1993 and $180.0 million in 1992. The Corporation continues to analyze possible new sources of fee revenue and attempts to maximize fee-based cross-selling opportunities to its customer base, while seeking to ensure that such services remain cost-effective and competitive.

Trust income increased to $43.3 million in 1994 compared to $41.5 million in 1993 and $41.6 million in 1992. Trust income benefitted primarily from higher levels of fees from the "Compass Capital Group," Midlantic's proprietary mutual fund group. The favorable impact of such fees was partially offset by the termination of a small number of employee benefit accounts. Total trust assets under management amounted to $9.0 billion at the end of 1994, of which $5.0 billion were under discretionary management. This compares with total trust assets under management of $9.7 billion at year-end 1993, of which $5.6 billion were under discretionary management.

TABLE V - NONINTEREST INCOME

                                                                                                       1992
                                                             1994         1993           1992    Continuing
(In thousands)                                             ACTUAL       Actual         Actual      Entities
                                                         --------     --------       --------      --------
Trust income                                             $ 43,263     $ 41,459       $ 46,776      $ 41,554
Service charges on deposit accounts                        77,337       78,815         79,478        72,418
Mortgage banking fees                                          --           --          6,361            --
Other
  Factoring commissions and fees                            7,458        7,183          6,174         6,174
  International and foreign exchange fees                   6,493        7,393          9,441         9,175
  Automated teller fees                                     7,113        6,518          5,601         5,531
  Safe deposit fees                                         4,229        4,311          4,867         4,437
  Commitment fees on revolving lines of credit              6,681        4,583          5,432         5,287
  Merchant discount and other credit card-related fees      3,004        3,163          5,401         4,861
  Other (primarily fees and nonbank income)                30,495       26,023         32,873        30,607
                                                         --------     --------       --------      --------
        Total other                                        65,473       59,174         69,789        66,072
                                                         --------     --------       --------      --------
Noninterest income before securities transactions
  and other nonrecurring income                           186,073      179,448        202,404       180,044
Investment securities (losses) gains                       (6,663)       7,005         52,753        52,753
Net gains on disposition of assets and other
 nonrecurring income                                       34,800           --         35,208        35,208
                                                         --------     --------       --------      --------
Total noninterest income                                 $214,210     $186,453       $290,365      $268,005
                                                         ========     ========       ========      ========


Service charge income amounted to $77.3 million in 1994, $78.8 million in 1993 and $72.4 million in 1992. Higher income in 1993 primarily resulted from the repricing of certain services. The decline in 1994 reflects, in part, the maintaining by certain customers of higher deposit balances in lieu of payment for services rendered by the bank.

During 1994, the Corporation recorded $32.3 million of net gains on the sale of loans and OREO that had previously been identified for accelerated disposition (see "Midlantic In Transition 1990-1994"). The Corporation also realized $1.5 million representing interest on a federal income tax refund and a $1.0 million gain on the sale of a loan. In 1992, Midlantic realized nonrecurring income totalling $35.2 million, which included an aggregate net gain of $15.5 million on the sale of the Corporation's mortgage banking subsidiary, Midlantic Home Mortgage Corporation ("MHMC") and four bank subsidiaries located in New York state. Also in 1992, the Corporation realized $19.7 million of other gains including those earned on the securitization and/or sale of automobile and certain other loans. As a result of the sale of MHMC, the realization of mortgage banking income temporarily ceased. However, as part of Midlantic's efforts to offer its customers a full line of banking services, the Corporation began originating residential mortgage loans in early 1993. Fees earned on the origination of these loans are recorded as interest income.

Other noninterest fee income (sources of which include letters of credit, foreign exchange and other international trade-service fee income, factoring commissions and fees, credit card merchant discount income, automated teller fees, computer service fees and certain revenue from assets held for accelerated disposition) advanced by $6.3 million or 10.6 percent in 1994 after declining by $6.9 million or 10.4 percent in 1993. The increase in income in 1994 reflected revenue of $7.2 million received from assets held for accelerated disposition prior to their sale. With respect to all other noninterest fee income sources, in 1994, higher levels of commitment fees on revolving lines of credit and automated teller fees were more than offset by lower international and foreign exchange fees and computer fee income. The decline in 1993 primarily resulted from a lower level of business activity affecting many fee income sources, which was partially offset by increases in factoring commissions and automated teller fees.

Net investment security losses amounted to $6.7 million in 1994 following net gains of $7.0 million in 1993 and $52.8 million in 1992 (see Table X). Losses in 1994 were realized primarily from the sale of $1.0 billion of U.S. Treasury securities in the Corporation's available-for-sale portfolio, the proceeds of which were then available for reinvestment at higher yields. Gains on the sale of securities in the prior two year period resulted from a balance sheet repositioning program whereby investment securities, principally U.S. Treasury obligations aggregating over $2.8 billion, were sold.


NONINTEREST EXPENSES
Noninterest expenses declined to $473.1 million in 1994 from $599.4 million in 1993 and $594.6 million in 1992. Excluding OREO and certain nonrecurring expenses, noninterest expenses remained level during 1994 and 1993 amounting to approximately $461 million in both years, compared to $475.8 million in 1992.

Through FOCUS '92, the Corporation identified opportunities to eliminate redundant activities, streamline processes and consolidate operations. As FOCUS '92 was fully implemented by mid-1993, a major portion of the cost reductions resulting from that initiative were realized during that year and fully realized in 1994. Midlantic's core efficiency ratio (total noninterest expenses exclusive of OREO expenses and certain nonrecurring charges as a percent of net interest income plus adjusted noninterest income), improved to
59.9 percent in 1994 from 66.5 percent in 1993 and 75.5 percent in 1992. The favorable trend in this ratio during the past two years reflects the Corporation's success in containing expenses coupled with the realization of higher levels of net interest revenue.

TABLE VI - NONINTEREST EXPENSES

                                                                                                    1992
                                                             1994         1993         1992   Continuing
(In thousands)                                             ACTUAL       Actual       Actual     Entities
                                                         --------     --------     --------     --------
Salaries and benefits                                    $226,676     $219,332     $257,221     $224,785
Net occupancy                                              44,354       44,622       51,410       45,028
Equipment rental and expense                               23,542       26,881       35,776       31,686
OREO, net
  Provision for OREO                                        7,500      130,545       77,132       74,624
  Other                                                    (2,288)       3,792       22,612       21,683
                                                         --------     --------     --------     --------
    Total OREO expense                                      5,212      134,337       99,744       96,307
                                                         --------     --------     --------     --------

FDIC assessment charges                                    28,407       33,841       34,090       30,509
Legal and professional fees                                45,174       51,511*      51,403       49,294

Other
  Amortization of goodwill and other intangibles            6,460        6,334        7,696        6,581
  Courier services, moving and postage                     13,911       13,627       16,748       14,551
  Advertising                                               5,894        5,694        9,147        7,118
  Printing, stationery and supplies                         7,398        5,988       10,300        9,388
  Telephone                                                 8,084        8,388       10,296        8,893
  Other (recurring)                                        51,905       48,892       53,777       47,966
  Other (nonrecurring)                                      6,100           --       22,500       22,500
                                                         --------     --------     --------     --------
    Total other                                            99,752       88,923      130,464      116,997
                                                         --------     --------     --------     --------
Total noninterest expenses                               $473,117     $599,447     $660,108     $594,606
                                                         ========     ========     ========     ========

*Includes $3.9 million of nonrecurring fees incurred for the implementation of a security lending program.

CORE EFFICIENCY RATIO
See Appendix 2 for explanation of graphic image inserted here.

During the past two years, salaries and benefits expense has been affected by both the significant downsizing of staff levels following FOCUS '92 and the Corporation's efforts to retain a highly professional staff through competitive compensation policies. Salaries and benefits increased by $7.3 million or 3.3 percent in 1994 following a $5.5 million or 2.4 percent decrease in 1993. Since the beginning of 1992, total full-time equivalent staff levels contracted by 27.3 percent from 7,325 at January 1, 1992 to 5,327 at December 31, 1994. Partially offsetting the favorable effect of staff reductions were performance-based salary increases granted employees in each of the past two years and contributions to profit sharing and incentive bonus plans including Midlantic's 401(k) employee savings plan, instituted in mid-1993.

Net occupancy and equipment-related expenses decreased by $3.6 million or 5.0 percent in 1994 and $5.2 million or 6.8 percent in 1993. Midlantic reduced these expenses partly through the renegotiation of leases and equipment rental contracts as well as through a lower overall volume of equipment rentals. Lower depreciation costs also contributed to declining expense levels. In 1994, these benefits were partially offset by heavier than normal snow and ice removal costs incurred early in the year.

OREO expenses of $5.2 million in 1994 fell significantly from levels of $134.3 million in 1993 and $96.3 million in 1992. Included in OREO expenses were adjustments to the carrying value of certain OREO properties to approximate net realizable value. These adjustments amounted to $7.5 million in 1994 as compared with levels of $130.5 million in 1993 and $74.6 million in 1992. The decline in such adjustments in 1994 was due to lower levels of OREO holdings and to an apparent price stabilization in many real estate markets as reflected by appraisals received on OREO properties. Included in 1993 expenses was $58.0 million specially provided against those OREO properties that were subsequently sold in bulk sales. Such special provisions represented adjustments to carrying values necessary in the Corporation's judgment at that time to reflect the net realizable value of those assets when liquidated in an accelerated manner in bulk sales transactions. OREO expenses also include operating costs on OREO properties, net of rental income, and net gains or losses on OREO sold in the normal course of business. In 1994, rental income and net gains on the sale of OREO, in the aggregate, exceeded total operating costs.

The Federal Deposit Insurance Corporation ("FDIC") assessment declined by $5.4 million or 16.1 percent in 1994 following an increase of $3.3 million or 10.9 percent in 1993. Effective January 1, 1993, the FDIC imposed a new risk-based assessment system, which initially imposed substantially higher assessment rates on Midlantic's bank subsidiaries. The assessment rates were reduced later in 1993 and again as of January 1, 1994. A further decrease in the assessment rate is expected to benefit the Corporation in 1995.

Legal and professional fees declined $6.3 million or 12.3 percent in 1994 following a $2.2 million or 4.5 percent increase in 1993. The decrease in expenses in 1994 was primarily due to a reduction in loan workout expenses reflecting the Corporation's lower level of problem assets. In 1993, a modest decline in loan workout costs was more than offset by certain commissions relating to consumer loan originations, administrative expenses related to the implementation of the 401(k) employee savings plan and the implementation of a security lending program (see "The Lending Function - Loans"). During the fourth quarter of 1994, Midlantic discontinued utilizing the services of an outside third party to assist in the origination of loans to automobile purchasers that are originated through the selling dealer. Midlantic now originates such loans directly through various automobile retailers with which it has a customer relationship. In 1994 and 1993, commissions paid or accrued to third parties for automobile loan originations amounted to $2.5 million and $2.7 million, respectively.

All other noninterest expenses increased $4.7 million or 5.3 percent in 1994 following a decline of $5.6 million or 5.9 percent in 1993. These variances do not include $6.1 million of expenses in 1994 in conjunction with the merger of two bank subsidiaries resulting in major changes in branch signage, forms, supplies, advertising materials, communications and certain other expenses, and $22.5 million of restructuring expenses in 1992 incurred for the implementation of FOCUS '92. Excluding these nonrecurring costs, lower or substantially stable expense levels were reported in many categories reflecting Midlantic's continuing attention to expense management. This was partially offset by a $6.1 million increase in other losses reflecting the Corporation's actual or expected liability in certain legal actions, including the tentative settlement of the pending class action lawsuit brought by shareholders of MC, and certain lenders' liability actions against MB. See "Notes to Consolidated Financial Statements, Note No. 19" on page 61.


INCOME TAXES
____________
ADOPTION OF FAS NO. 109
Midlantic adopted FAS No. 109 in the first quarter of 1993. FAS No. 109 required a change from the "deferred tax method," utilized by the Corporation prior to 1993, to the "liability method of accounting for income taxes and the establishment, where applicable, of a valuation allowance for deferred tax assets. Midlantic recognized the effect of adoption of FAS No. 109 as a cumulative change in accounting principle. The adoption of FAS No. 109 provided the Corporation with an income credit, realized in the first quarter of 1993, of $39.0 million or $.74 per fully diluted common share. As of the date of adoption, the Corporation had $216.8 million of FAS No. 109 valuation reserves, which at that time represented currently unrecognized federal and state income tax benefits. During the past two years, the Corporation periodically analyzed the adequacy of the FAS No. 109 valuation reserve based upon management's estimation of continuing profitability and projected future taxable income. As a result, during 1993 and 1994, the Corporation adjusted its valuation allowance and recognized current period income tax benefits. As of December 31, 1994, the Corporation determined that the valuation allowance was no longer necessary.

OTHER INCOME TAX MATTERS
Midlantic recorded an income tax expense of $24.9 million in 1994, an income tax benefit of $111.0 million in 1993 and an income tax expense of $2.8 million in 1992. The tax expense recorded in 1994 was comprised of federal and state income tax expenses on operating earnings of $120.5 million offset in part by tax benefits of $95.6 million primarily related to the reduction in the FAS No. 109 tax valuation reserve. The tax benefits recorded in 1993 primarily represented benefits related to the reduction in the tax valuation reserve. Based upon the accounting principles that existed prior to the effective date of the Corporation's adoption of FAS No. 109, income tax expenses in 1992 reflected state and local income taxes, as no federal income tax expenses or benefits were recognized.

Due to the determination that the FAS No. 109 tax valuation reserve is no longer necessary, income tax expenses in 1995 should represent the tax provision associated with Midlantic's 1995 results of operations.

POSTEMPLOYMENT AND POSTRETIREMENT BENEFIT EXPENSES
__________________________________________________
In the first quarter of 1994, Midlantic adopted FAS No. 112 "Employers' Accounting for Postemployment Benefits" resulting in a cumulative effect of a change in accounting principle amounting to a charge of $7.5 million, net of income taxes, or $.14 per fully diluted common share. Under FAS No. 112, accrual accounting is required for certain postemployment benefits (benefits such as disability and health coverage to inactive or former employees after employment but before retirement) under the following circumstances: if the employees' rights to those benefits are attributable to services already rendered; the rights to those benefits accumulate or vest; if payment of the benefits is probable; and, if the amount of the benefits can be reasonably estimated. If the four criteria mentioned cannot be met, the employer must nevertheless accrue for any benefits when payment is both probable and estimable. Prior to adoption of FAS No. 112, Midlantic previously accounted for postemployment benefits on a pay-as-you-go basis.

In the first quarter of 1993, the Corporation adopted FAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires that the projected future cost of providing postretirement health care and other benefits be recognized on an accrual basis during the periods employees provide services to earn those benefits. The transition obligation, which is the unfunded and unrecognized accumulated postretirement benefit obligation for all plan participants at the time of adoption, is being amortized by the Corporation on a straight-line basis over a period of 20 years, beginning in 1993 and is included as a component of net periodic postretirement cost. The change in accounting for postretirement benefits from a cash basis to an accrual basis subsequent to the adoption of FAS No. 106, has had a minimal impact on the Corporation's earnings.

MONEY MARKET INVESTMENTS
________________________
Midlantic invests a sizable portion of its available funds into shorter-term, highly-liquid, money market investments that include interest-bearing deposits with other banks, federal funds sold, term federal funds sold and to a lesser extent, reverse repurchase agreements and commercial paper. On average, money market investments amounted to $1.7 billion or 13.8 percent of interest-earning assets in 1994, which compares with $1.9 billion or 15.6 percent in 1993 and $1.0 billion or 6.8 percent in 1992. The Corporation anticipates that over time a portion of these funds will be diverted to support loan demand and other longer-term investments.


TABLE VII - AVERAGE INVESTMENT SECURITIES AND MONEY MARKET INVESTMENTS

                                                                  INCREASE  (DECREASE)
                                       ----------------------------------------------
(In millions)                            1994      1993      1992      1994      1993
                                       ------    ------    ------      ----     -----
AVERAGE INVESTMENT SECURITIES
  Actual                               $2,255    $1,935    $2,744      $320     $(809)
  Continuing Entities                   2,255     1,935     2,423       320      (488)
                                       ------    ------    ------      ----     -----
AVERAGE MONEY MARKET INVESTMENTS
  Actual                                1,680     1,945     1,009      (265)      936
  Continuing Entities                   1,680     1,945     1,073      (265)      872
                                       ------    ------    ------      ----     -----


INVESTMENT SECURITIES
_____________________
The Corporation's investment securities are primarily comprised of obligations of the U.S. government and its agencies and to a lesser extent, obligations of states and political subdivisions, stocks, bonds and notes of corporations and Federal Reserve Bank stock. The accounting and resultant classification of Midlantic's investment securities portfolio were modified in 1994 as a result of Midlantic's adoption in the first quarter of FAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." FAS No. 115 established the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Under the provisions of FAS No. 115, those investments have been classified and accounted for in three categories: (1) securities which the Corporation has both the positive intent and ability to hold until maturity ("held-to-maturity securities"), are reported at amortized/accreted cost; (2) securities which are purchased and held principally for the purpose of selling in the near-term ("trading securities"), are reported at fair value with unrealized gains and losses included in earnings, (which is consistent with Midlantic's prior accounting policy for such securities); and (3) available-for-sale securities ("AFS securities"), which do not meet the criteria of the other two categories, are reported at fair value with unrealized gains or losses, net of applicable income taxes, reported as "net unrealized holding gains (losses) on available-for-sale securities, net of taxes," a separate category of shareholders' equity.

At December 31, 1994, investment securities totalled $2.8 billion, as compared with $2.5 billion and $2.1 billion recorded at December 31, 1993 and 1992, respectively. The investment securities portfolio at December 31, 1994 included $2.4 billion of held-to-maturity securities, $333.3 million of AFS securities and $7.6 million of trading securities. On December 31, 1994, Midlantic recorded as a component of shareholders' equity, a net unrealized holding loss on AFS securities of $3.1 million, compared to a $1.9 million net gain recorded at the beginning of the year, when FAS No. 115 was adopted. Increasing interest rates, particularly on U.S. government securities, resulted in the unrealized holding loss.

Net unrealized depreciation on Midlantic's held-to-maturity portfolio, which in management's judgement represented only a decline caused by recent increases in market interest rates (and are not considered as other than temporary), amounted to $89.7 million at December 31, 1994, comprised of gross unrealized losses of $90.7 million and gross unrealized gains of $974 thousand. At December 31, 1993, the Corporation had net unrealized appreciation of $12.4 million on its total investment securities portfolio, which was comprised of gross unrealized gains of $13.9 million and gross unrealized losses of $1.5 million (see Table IX).

TABLE VIII  - INVESTMENT SECURITIES OUTSTANDING AT DECEMBER 31, 1994

 (In thousands)
__________________________________________________________________
Held-to-maturity                                        $2,415,635
Available-for-sale                                         333,295
Trading                                                      7,613
------------------------------------------------------------------
                                                        $2,756,543
==================================================================


TABLE IX  - INVESTMENT SECURITIES-AMORTIZED COST, FAIR VALUES AND
            GROSS UNREALIZED GAINS AND LOSSES*

                                          Gross        Gross
                        Amortized    Unrealized   Unrealized         Fair
(In thousands)               Cost         Gains       Losses        Value
_________________________________________________________________________
1994
  Held-to-maturity     $2,415,635       $   974     $(90,705)  $2,325,904
  Available-for-sale      338,481           539       (5,725)     333,295
1993                    2,436,026        13,947       (1,564)   2,448,409
1992                    2,108,148        19,679       (8,733)   2,119,094
=========================================================================
*Excludes trading securities of $7.6 million, $19.4 million and $6.7 million at December 31, 1994, 1993 and 1992, respectively.


TABLE X  - INVESTMENT SECURITIES-GROSS REALIZED GAINS AND LOSSES

                              Gross        Gross             Net
                           Realized     Realized        Realized
(In thousands)                Gains       Losses   Gains/(Losses)
________________________________________________________________
1994*                       $ 3,031      $(9,694)        $(6,663)
1993                          7,469         (464)          7,005
1992                         56,977       (4,224)         52,753
================================================================
*All gains/losses were on available-for-sale securities.


At year-end 1994, the Corporation held an aggregate $874.4 million of mortgage-backed securities (all in the held-to-maturity portfolio). Mortgage-backed securities with the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association amounted to $562.9 million and
$295.1 million, respectively. These mortgage-backed securities are sponsored by agencies of the United States government and management believes that they have little or no inherent credit risk. At December 31, 1994, the Corporation did not have any mortgage-backed securities that met the regulatory definition for classification as high-risk collateralized mortgage obligations, nor were there any mortgage-backed securities that contained imbedded options.

At December 31, 1994, the AFS portfolio consisted of $269.8 million of U.S. Treasury obligations with a remaining maturity of approximately three months and other debt, equity and state and municipal securities totalling $63.5 million. The held-to-maturity portfolio is primarily comprised of the previously mentioned $874.4 million of federal agency mortgage-backed securities (with a weighted average maturity of approximately six years) and $1.5 billion of U.S. Treasury securities (with a weighted average maturity of 2.6 years). The average maturity of the investment portfolio outstanding on December 31, 1993 was approximately three years.

THE LENDING FUNCTION
____________________
One of the Corporation's principal business activities is providing extensions of credit to its diverse customer base. As a result of the severe downturn in economic conditions in the early 1990's, followed by a restrained economic recovery, loan demand has been relatively modest as compared with the demand experienced during the prolonged expansionary period of the mid-to-late 1980's. Furthermore, reflecting Midlantic's present customer base, the Corporation's lending strategy places less emphasis on commercial real estate lending (particularly loans to investors and developers) and more emphasis on the consumer and small to medium-sized businesses.

The following is a discussion of Midlantic's lending function, including the trends in its loan portfolio, credit administration, allowance for loan losses and loan quality.

LOANS
Total loans amounted to $8.2 billion at December 31, 1994 as compared with $8.4 billion at December 31, 1993 and $9.1 billion at December 31, 1992. At the end of 1994, Midlantic's loan portfolio was comprised of commercial, financial and foreign loans ("commercial loans"), 36.0 percent; consumer loans, 38.3 percent; and long-term commercial mortgage loans and construction and development loans ("commercial real estate loans"), 25.7 percent. Since year-end 1992, the composition of the loan portfolio has changed, with increasing emphasis on the Corporation's consumer loan portfolio and a decrease in the percentage of commercial real estate outstandings. The decline in loan volume since year-end 1992 reflected loan payments and maturities, the bulk sale of $496.8 million, charge-offs of $308.5 million and transfers to OREO of $150.4 million, the aggregate of which exceeded loan originations and advances during this period.

Commercial loans totalled $3.0 billion at both December 31, 1994 and 1993 and $3.6 billion at December 31, 1992. The composition of the Corporation's commercial loan portfolio mirrors the diverse industrial makeup of the urbanized New Jersey and Philadelphia markets (see Table XII). Through the Business Value Bankingsm program, Midlantic has pursued full-service banking relationships, including extensions of credit to small and medium-sized businesses. Growth in the commercial loan portfolio will continue to be dependent upon the economic and business climate in the Corporation's market area.

TABLE XI - AVERAGE LOAN PORTFOLIO

                                             PERCENT             Percent             Percent
(In millions)                       1994    OF TOTAL     1993   of Total      1992  of Total
                                  ------       -----   ------      -----   -------     -----
COMMERCIAL, FINANCIAL AND
 FOREIGN
  Actual                          $3,008        36.3%  $3,196       37.1%  $ 4,378      39.4%
  Continuing Entities              3,008        36.3    3,196       37.1     3,995      40.3
                                  ------       -----   ------      -----   -------     -----
CONSTRUCTION AND DEVELOPMENT
  Actual                             705         8.5    1,154       13.4     1,772      15.9
  Continuing Entities                705         8.5    1,154       13.4     1,746      17.6
                                  ------       -----   ------      -----   -------     -----
LONG-TERM COMMERCIAL MORTGAGE
  Actual                           1,604        19.4    1,838       21.3     2,219      20.0
  Continuing Entities              1,604        19.4    1,838       21.3     1,914      19.3
                                  ------       -----   ------      -----   -------     -----
LONG-TERM 1-4 FAMILY RESIDENTIAL
  Actual                             552         6.7      471        5.5       697       6.3
  Continuing Entities                552         6.7      471        5.5       494       5.0
                                  ------       -----   ------      -----   -------     -----
LOANS TO INDIVIDUALS
  Actual                           2,410        29.1    1,950       22.7     2,055      18.4
  Continuing Entities              2,410        29.1    1,950       22.7     1,756      17.8
                                  ------       -----   ------      -----   -------     -----
TOTAL LOANS
  Actual                          $8,279       100.0%  $8,609      100.0%  $11,121     100.0%
  Continuing Entities              8,279       100.0    8,609      100.0     9,905     100.0
                                  ======       =====   ======      =====   =======     =====


TABLE XII - COMMERCIAL LOANS BY INDUSTRY CLASSIFICATION AT
DECEMBER 31, 1994

                                                                              PERCENT
                                                                AMOUNT             OF
(In thousands)                                             OUTSTANDING          TOTAL
                                                            ----------          -----
Manufacturing
  Chemicals, fabricated metals and allied products          $  176,382            5.8%
  Printing and publishing, paper, lumber
    and wood products                                          179,812            5.9
  Machinery and equipment, instruments,
    rubber and plastics                                        153,102            5.1
  Other manufacturing                                          203,663            6.7
Transportation and communications                              259,002            8.6
Wholesale trade
  Durable                                                      223,157            7.4
  Nondurable                                                   130,556            4.3
Retail trade
  Auto retailers/service                                       139,989            4.6
  Other retail trade                                           186,644            6.2
Finance, insurance and real estate
  Real estate                                                  217,412            7.2
  Holding and investment companies and
    depository and nondepository institutions                  128,099            4.3
  Other finance, insurance and real estate                      26,482             .9
Services
  Business services (including auto
   repair and services)                                        268,067            8.9
  Health services                                              123,266            4.1
  Hotels and lodging places                                     88,731            2.9
  Amusement and recreation                                      77,768            2.6
  Other services                                               204,995            6.8
Factoring receivables                                          104,991            3.5
Other
  New loans in process at December 31                           30,968            1.0
  All other                                                     95,886            3.2
                                                            ----------          -----
  Total                                                     $3,018,972          100.0%
                                                            ==========          =====


COMPOSITION OF LOAN PORTFOLIO
See Appendix 3 for explanation of graphic image inserted here.

Included in commercial loans are highly leveraged transactions ("HLTs") which represent extensions of credit for the buyout, acquisition or recapitalization of an existing business resulting in a significant increase in the leverage of the borrower. HLTs, as previously defined by bank regulators, have declined in each of the past two years. At December 31, 1994, the Corporation had 13 HLTs totalling $84.5 million and unfunded commitments of $52.1 million. This compares with 22 HLTs totalling $198.9 million and unfunded commitments of $107.6 million at December 31, 1993 and 43 HLTs totalling $354.7 million and unfunded commitments of $200.0 million at year-end 1992. As a percentage of total loans, HLTs amounted to 1.0 percent, 2.4 percent and 3.9 percent at the end of 1994, 1993 and 1992, respectively. HLTs have historically comprised a modest percent of Midlantic's total revenue.

Commercial real estate outstandings fell to $2.2 billion at December 31, 1994 as compared with levels of $2.5 billion at December 31, 1993 and $3.4 billion at December 31, 1992. While long-term commercial mortgage loans have declined moderately during the period, construction and development financing has dropped significantly. Long-term commercial mortgage loans totalled $1.6 billion, $1.7 billion and $1.9 billion at the end of each of the past three years, respectively, while construction and development loans, which totalled $591.7 million at December 31, 1994, declined by $905.7 million or 60.5 percent since year-end 1992. At December 31, 1994, financing on owner-occupied properties comprised approximately 57 percent of the Corporation's long-term commercial mortgage portfolio. The volume of both the long-term commercial mortgage and the construction and development loan portfolios has been impacted by the bulk sale of certain loans, charge-offs and transfers to OREO. Construction and development lending has also been affected by a significant drop-off in viable projects with only residential tract development showing any notable amount of financing activity. The composition of Midlantic's commercial real estate portfolio is shown in Tables XIII and XIV.

TABLE XIII - CONSTRUCTION AND DEVELOPMENT LOANS - PROPERTY TYPE BY STATE AT
DECEMBER 31, 1994

(In thousands)            New Jersey  Pennsylvania   New York   Florida    Other      Total
                            --------      --------    -------   -------  -------   --------
PORTFOLIO
  Office buildings          $ 56,974      $ 55,596    $14,200   $    --  $ 8,782   $135,552
  Residential                 71,001        33,677         --     7,910    3,742    116,330
  Shopping centers            35,525        48,003         --     4,000   20,530    108,058
  Land                        34,768        22,093      3,237     1,744    3,138     64,980
  Hotels/motels               15,964         1,637        269    13,200   15,560     46,630
  Industrial/warehouse        25,425        11,593      6,968        --    1,168     45,154
  All other                   62,323         2,604      4,629        --    5,441     74,997
                            --------      --------    -------   -------  -------   --------
    Total                   $301,980      $175,203    $29,303   $26,854  $58,361   $591,701
                            ========      ========    =======   =======  =======   ========
NONACCRUAL SEGMENT
  Office buildings          $  1,084      $    291    $    --   $    --  $    --   $  1,375
  Residential                  6,532           531         --        --       --      7,063
  Shopping centers               873            --         --        --       --        873
  Land                         7,178            --         --        --      623      7,801
  Hotels/motels                1,278            --         --        --       --      1,278
  Industrial/warehouse            --            --         --        --       --         --
  All other                    1,520            --        174        --    2,150      3,844
                            --------      --------    -------   -------  -------   --------
    Total                   $ 18,465      $    822    $   174   $    --  $ 2,773   $ 22,234
                            ========      ========    =======   =======  =======   ========
PERCENT OF NONACCRUAL
  TO PORTFOLIO                  6.11%          .47%       .59%       --%    4.75%      3.76%
                            ========      ========    =======   =======  =======   ========


TABLE XIV - LONG-TERM COMMERCIAL MORTGAGE LOANS - PROPERTY TYPE BY STATE AT
DECEMBER 31, 1994

(In thousands)               New Jersey  Pennsylvania    New York        Other        Total
                               --------      --------     -------      -------   ----------
PORTFOLIO
  Industrial/warehouse         $255,860      $156,689     $27,716      $ 7,875   $  448,140
  Office buildings              196,320       132,328       5,016           --      333,664
  Shopping centers               75,755        62,080         241        9,813      147,889
  Retail businesses              82,954        51,052       6,717          380      141,103
  Apartment houses and
   other rental
   properties                    67,587        56,287       1,484        8,345      133,703
  Hospitals, medical
   centers and nursing
   homes                         89,542        35,131       1,000           --      125,673
  Automobile and truck
    sales                        52,538        15,806          86           --       68,430
  Hotels/motels                  41,812         2,094       2,412          292       46,610
  All other                      58,318        46,372       3,895       10,003      118,588
                               --------      --------     -------      -------   ----------
    Total                      $920,686      $557,839     $48,567      $36,708   $1,563,800
                               ========      ========     =======      =======   ==========
NONACCRUAL SEGMENT
  Industrial/warehouse         $ 10,594      $  3,991     $   311      $    --   $   14,896
  Office buildings                3,683         1,182          --           --        4,865
  Shopping centers                   --           528          --           --          528
  Retail businesses               5,365           109          70           --        5,544
  Apartment houses and
    other rental
    properties                    6,511         2,091          30           17        8,649
  Hospitals, medical
    centers and nursing
    homes                            --         1,477          --           --        1,477
  Automobile and truck
    sales                         2,752           471          --           --        3,223
  Hotels/motels                   1,000         2,094          --           --        3,094
  All other                       1,461         2,909         345           --        4,715
                               --------      --------     -------      -------   ----------
    Total                      $ 31,366      $ 14,852     $   756      $    17   $   46,991
                               ========      ========     =======      =======   ==========
PERCENT OF NONACCRUAL
  TO PORTFOLIO                     3.41%         2.66%       1.56%         .05%        3.00%
                               ========      ========     =======      =======   ==========

Midlantic remains strategically committed to continue extending credit on owner-occupied properties and to well-capitalized, established real estate developers. Loans to other real estate investors and developers may be considered for origination if such loans can be sold pursuant to previously established arrangements. However, in the near-term, it is anticipated that construction and development outstandings will continue to contract and growth in long-term commercial mortgage loans will be modest as economic indicators in Midlantic's market area do not project any significant expansion in most real estate markets.

TABLE XV - CONSUMER LOANS


                                                               DECEMBER 31
                                             ---------------------------------------------
(In thousands)                                     1994              1993             1992
                                             ----------        ----------       ----------
LOANS TO INDIVIDUALS
 Home equity and secondary mortgages         $1,270,554        $1,230,604       $  788,841
 Automobile                                     974,453           806,612          409,259*
 Personal loans                                 249,497           182,775          212,904
 Student loans                                   52,986            57,959           56,663
 Recreational vehicles                           39,312            40,367           33,639
 Marine                                          38,583            53,681           79,839
 Overdraft checking                              20,972            21,389           23,721
 New loans in process at December 31             11,128            18,048           26,909
 All other loans to individuals                   6,423             3,956            3,718
                                             ----------        ----------       ----------
   Total loans to individuals                 2,663,908         2,415,391        1,635,493
                                             ----------        ----------       ----------
LONG-TERM 1-4 FAMILY RESIDENTIAL
 MORTGAGES                                      544,428           636,632          454,347
                                             ----------        ----------       ----------
   Total consumer loans                      $3,208,336        $3,052,023       $2,089,840
                                             ==========        ==========       ==========

* Includes the impact of the securitization and sale of $411.0 million of automobile loans in late 1992.  Excluding the securitization, automobile loans would have amounted to
  $820.2 million.  Total loans to individuals and total consumer loans would also be adjusted accordingly.

Consumer lending has experienced growth in each of the past two years. By December 31, 1994, consumer loans of $3.2 billion had increased by $156.3 million or 5.1 percent over year-end 1993. This followed a $962.2 million or
46.0 percent growth rate of consumer loans in 1993 over 1992. The 1993 growth rate was skewed by the securitization and sale in late 1992 of $411.0 million of automobile loans. The most significant component of the rise in consumer loans during the past two years was home equity loans (first or second liens on 1-4 family owner-occupied properties), which increased $481.7 million or
61.1 percent since year-end 1992. Automobile loans (excluding the 1992 securitization) and personal loans also grew during the two-year period ending December 31, 1994, each showing increases in excess of 15 percent. The expansion in consumer outstandings is in-line with the Corporation's present lending strategy. Midlantic will continue to pursue consumer lending opportunities and anticipates further growth in this portfolio if consumer spending continues to rise.

At both December 31, 1994 and 1993, unfunded loan commitments totalled $2.7 billion. Excluding home equity lines of credit, a substantial amount of Midlantic's loan commitments (52.9 percent) have original maturities of less than one year. Takedowns on commitments have been occurring during the normal course of business at levels that have not historically affected the Corporation's liquidity.

In the fourth quarter of 1993, the Corporation placed $244.1 million of tax-exempt loans in a security lending program ("SL Program"). The SL Program resulted in tax-exempt income from such loans, which was not currently advantageous to the Corporation given its tax position at that time, being made available to an unaffiliated third party. The Corporation invested the proceeds of the SL Program in higher-yielding taxable securities. Under generally accepted accounting principles, the transaction was reported as a borrowing with the tax-exempt loans remaining on Midlantic's balance sheet and the proceeds from the program reported in short-term borrowings. The SL Program was structured to allow Midlantic to continue to utilize the tax benefits of the loans upon their return. As a result of changes in the Corporation's tax position during 1994, the SL Program was terminated and Midlantic's right to recognize the tax-exempt income on the loans was re-established upon their return on October 20, 1994.

ALLOWANCE FOR LOAN LOSSES (ALL)
The ALL is maintained at a level which the Corporation considers adequate to absorb estimated charge-offs in the credit portfolio. Additions to the ALL are made through provisions which are charged against current operations and through recoveries on loans, or portions of loans, previously charged off.
The ALL amounted to $349.5 million or 4.24 percent of total loans at year-end 1994, $400.3 million or 4.76 percent of total loans at year-end 1993 and $670.5 million or 7.41 percent of total loans at year-end 1992. Since December 31, 1991, when the ALL reached a level of $848.0 million, the ALL has declined by $498.5 million (see Table XVI). During the earlier years of the 1990's the magnitude of the ALL reflected growing levels of nonaccrual and other problem loans. The ALL was reduced as losses were recognized during the past three years and the levels of nonaccrual and other problem loans decreased. As a result, the ratio of the ALL to nonaccrual loans has increased from 82.8 percent at year-end 1992 to 211.8 percent at the end of 1994.

The Corporation uses an ALL methodology in connection with its determination of the level of its ALL. The ALL methodology takes into consideration several informational sources which are reviewed by senior management. These include an assessment of the financial condition of individual borrowers, a determination of the value and adequacy of underlying collateral (based on appraisals, where appropriate or required), the composition and balance of the credit portfolio, a review of historical loss experience and an analysis of the levels and trends of delinquencies, charge-offs and the risk ratings of the various loan categories. Such factors as the condition of the national and regional economies and the level and trend of interest rates are also considered. A detailed analysis of the ALL is made on a quarterly basis and is reviewed by the Corporation's executive management and ratified by the Corporation's Board.

As part of its process for assessing asset quality and the ALL, Midlantic refers to third party sources for data concerning economic trends. In the early 1990's this information indicated that the economies of Midlantic's primary markets were adversely affected by overall corporate downsizing, high unemployment and bankruptcy levels, declin-ing real estate values, diminishing consumer confidence levels and relatively high debt levels. While regional economic conditions began to show improvement beginning in late 1992 and have continued to improve from that time through the end of 1994, this followed two years (1990 and 1991) of significant deterioration in asset quality as most industries, particularly real estate, and many consumers in Midlantic's market area suffered.

TABLE XVI - SUMMARY OF LOAN LOSS EXPERIENCE

                                                                             YEAR ENDED DECEMBER 31
                                                    --------------------------------------------------------------------
(In thousands)                                            1994           1993          1992          1991           1990
                                                    ----------     ----------   -----------   -----------    -----------
AVERAGE LOANS, NET OF UNEARNED INCOME               $8,278,536     $8,608,540   $11,120,829   $15,677,536    $17,935,071
                                                    ----------     ----------   -----------   -----------    -----------
TOTAL LOANS, NET OF UNEARNED INCOME                 $8,237,959     $8,409,697   $ 9,050,477   $12,586,744    $16,894,529
                                                    ==========     ==========   ===========   ===========    ===========
ALLOWANCE AT BEGINNING OF YEAR                      $  400,311     $  670,545   $   847,998   $   742,172    $   393,038
                                                    ----------     ----------   -----------   -----------    -----------
ALLOWANCES RELATED TO SUBSIDIARIES
 SOLD                                                       --           (712)      (41,413)      (57,237)        (7,500)
                                                    ----------     ----------   -----------   -----------    -----------
NET CHARGE-OFFS ON LOANS SOLD IN BULK SALES OR
 TRANSFERRED TO ASSETS HELD FOR ACCELERATED
 DISPOSITION                                            (7,901)      (181,863)           --            --             --
                                                    ----------     ----------   -----------   -----------    -----------
PROVISION CHARGED TO OPERATING EXPENSE                  21,625         81,343       140,580       643,940        701,489
                                                    ----------     ----------   -----------   -----------    -----------
LOANS CHARGED OFF
  Commercial, financial and foreign                     54,583         76,020       115,444       269,865        228,517
  Real estate-construction and development              15,212         77,219       155,396       156,023         87,096
  Real estate-long-term commercial mortgage              9,377         25,285        20,271        47,602       {
  Real estate-long-term 1-4 family residential           1,128            954         2,276         3,454       { 19,758
  Loans to individuals                                  24,702         24,009        28,956        39,608         35,133
                                                    ----------     ----------   -----------   -----------    -----------
     Total                                             105,002        203,487       322,343       516,552        370,504
                                                    ----------     ----------   -----------   -----------    -----------
RECOVERIES ON LOANS
  Commercial, financial and foreign                     20,510         18,634        28,596        23,154         17,321
  Real estate-construction and development               8,147          6,075         6,512         1,196            174
  Real estate-long-term commercial mortgage              2,422          2,402         1,085           848       {
  Real estate-long-term 1-4 family residential               5             26           101            86       {    564
  Loans to individuals                                   9,403          7,348         9,429        10,391          7,590
                                                    ----------     ----------   -----------   -----------    -----------
     Total                                              40,487         34,485        45,723        35,675         25,649
                                                    ----------     ----------   -----------   -----------    -----------
NET LOANS CHARGED OFF                                   64,515        169,002       276,620       480,877        344,855
                                                    ----------     ----------   -----------   -----------    -----------
ALLOWANCE FOR LOAN LOSSES AT END OF YEAR            $  349,520     $  400,311   $   670,545   $   847,998    $   742,172
                                                    ==========     ==========   ===========   ===========    ===========
NET CHARGE-OFFS AS A % OF AVERAGE
 RELATED LOAN PORTFOLIO*
  Commercial, financial and foreign                       1.13%          1.80%         1.98%         3.87%          2.80%
  Real estate-construction and development                1.00           6.16          8.40          6.50           3.04
  Real estate-long-term commercial mortgage                .43           1.24           .86          1.59       {
  Real estate-long-term 1-4 family residential             .20            .20           .31           .30       {    .46
  Loans to individuals                                     .63            .85           .95          1.02            .82
                                                    ----------     ----------   -----------   -----------    -----------
TOTAL NET CHARGE-OFFS AS A % OF AVERAGE
  LOANS, NET OF UNEARNED INCOME                            .78%          1.96%         2.49%         3.07%          1.92%
                                                    ----------     ----------   -----------   -----------    -----------
ALLOWANCE FOR LOAN LOSSES AS A % OF TOTAL
  LOANS, NET OF UNEARNED INCOME                           4.24%          4.76%         7.41%         6.74%          4.39%
                                                    ==========     ==========   ===========   ===========    ===========
CONTINUING ENTITIES
  Allowance at beginning of year                    $  400,311     $  670,545   $   815,644   $   679,567    $   339,531
  Allowance related to assets/subsidiaries sold
   or held for sale                                     (7,901)      (182,575)           --            --             --
  Provision charged to operating expense                21,625         81,343       118,868       582,625        666,377
  Loans charged off                                    105,002        203,487       307,787       478,645        347,164
  Recoveries on loans                                   40,487         34,485        43,820        32,097         20,823
                                                    ----------     ----------   -----------   -----------    -----------
  Allowance for loan losses at end of year          $  349,520     $  400,311   $   670,545   $   815,644    $   679,567
                                                    ==========     ==========   ===========   ===========    ===========

* Charge-off ratios for 1994 and 1993 do not include charge-offs on loans sold in bulk sales or loans identified for accelerated disposition.

In connection with the bulk sale of distressed real estate loans, in 1993 and 1994, the Corporation charged off a net $181.9 million and $7.9 million of loans, respectively. Excluding charge-offs relating to bulk sales, net charge-offs amounted to $64.5 million or .78 percent of average loans in 1994, $169.0 million or 1.96 percent of average loans in 1993 and $276.6 million or
2.49 percent of average loans in 1992. Charge-offs are generally made when any loans or portions of loans are determined to be uncollectible, primarily due to the financial deterioration of the borrower and/or a decline in the net realizable value of the underlying collateral supporting a loan. Midlantic continues to pursue collection of amounts charged-off to the extent management believes appropriate. The loan recovery ratio (current year loan loss recoveries as a percent of prior year charge-offs) amounted to 19.9 percent,
10.7 percent and 8.9 percent in 1994, 1993 and 1992, respectively.   Table XVI
provides a detail of the activity in the Corporation's ALL for each of the past five years.

In May 1993, the Financial Accounting Standards Board issued FAS No. 114 "Accounting by Creditors for Impairment of a Loan," and in October 1994, issued FAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," both of which are effective for fiscal years beginning after December 15, 1994. Under FAS No. 114, an impaired loan is defined as a loan for which it is probable, based on current information, that the lender will not collect all amounts due under the contractual terms of the loan agreement. FAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the calculated measurement of the impaired loan is less than the recorded investment in the loan, the deficiency is required to be recognized through a provision to the ALL. FAS No. 118 amends the provisions of FAS No. 114 regarding the recognition of interest income on impaired loans, allowing banks to substantially use the methods of income recognition presently in effect. The adoption of FAS No. 114 and FAS No. 118 in the first quarter of 1995 will not have a material impact on the Corporation's financial condition or results of operations at the time of adoption.

Midlantic considers its ALL to be adequate based upon the size and risk characteristics of the credit portfolio outstanding at December 31, 1994, and the uncertainties that prevail in the economy.

CREDIT ADMINISTRATION
Credit administration, which is a centralized function of the Corporation, encompasses the balancing of Midlantic's lending strategies with the objectives of sound underwriting policies and continual oversight of existing borrowing relationships.

In order to minimize credit risk, Midlantic attempts to diversify its loan portfolios, has underwriting policies that require adherence to a standardized approval process and monitors outstandings to individual and related borrowers. In addition, loan to value guidelines are established for each loan type that is collateralized by real estate.

The loan administration function monitors, on an on-going basis, weakening credits through the use of a system that assigns a numerical rating to each loan based upon an assessment of the degree of risk inherent in the loan. Detailed reviews of loans with high risk ratings are conducted periodically. The originating loan officer and department head have the primary responsibilities for early recognition and proper risk rating of a deteriorating loan. Risk ratings are also independently reviewed by credit management and loan review personnel.

ASSET QUALITY
The following analysis of asset quality comprises nonaccrual loans, renegotiated loans, accruing loans past due more then ninety days, potential problem loans and other real estate owned.

Nonaccrual Loans
The Corporation generally reports loans as nonaccrual if they are past due as to maturity or payment of principal and/or interest for a period of more than ninety days. In certain cases, loans that are past due for a period of more than ninety days may still accrue interest if they are both well-secured and in the process of collection ("accruing past due loans"), while loans that are contractually current or past due less than ninety days may be placed in nonaccrual if repayment in full of principal and/or interest is determined to be in jeopardy. While a loan is classified as nonaccrual and the future collectibility of the full recorded loan balance remains doubtful, both interest and principal payments, if any, are generally applied as a reduction to principal outstanding. However, when the future collectibility of the full recorded loan balance is expected, the Corporation may elect to recognize interest payments, if any, on a cash basis.

Nonaccrual loans amounted to $165.0 million at year-end 1994, $100.3 million below the $265.3 million reported at December 31, 1993 and $644.7 million below the $809.7 million reported at December 31, 1992. Since reaching a peak level of $1.4 billion at June 30, 1991, nonaccrual loans have declined by $1.2 billion or 87.9 percent. The significant fall in nonaccrual loans during the past two years was due to:
. Concerted loan workout efforts by an expanded professional staff, aided by improving economic conditions and individual borrower performance, contributing to $435.0 million of loans being removed from nonaccrual as a result of returns to accrual status, payments and payoffs.
. The bulk sale of nonaccrual loans aggregating $154.4 million, net of charge-offs.
. The charge-off of loans or portions thereof totalling $384.0 million.
. The foreclosure of the collateral supporting certain loans or classification of loans as in-substance foreclosures aggregating $139.4 million.
These factors were partially offset by additions to nonaccrual loans of $474.3 million.

Table XVII shows the composition of the Corporation's nonaccrual loans during each of the past five years. Since year-end 1992, nonaccrual construction and development loans fell by $351.1 million or 94.0 percent, representing the most significant decline in any single category of nonaccrual loans. During that same period, nonaccrual long-term mortgage loans declined by $131.4 million or 73.7 percent, while nonaccrual commercial loans fell by $129.2 million or 61.4 percent. Further declines in the level of nonaccrual loans during the remainder of the present economic recovery may occur but management expects that the rate of improvement may be less rapid than in the preceding two years.

TABLE XVII - NONACCRUAL LOANS, OTHER REAL ESTATE OWNED, NET AND PAST DUE LOANS

                                                                                   DECEMBER 31
                                                      ------------------------------------------------------------------
(In thousands)                                            1994           1993          1992          1991           1990
                                                      --------       --------    ----------    ----------     ----------
NONACCRUAL LOANS
  Commercial, financial and foreign                   $ 81,304       $114,632    $  210,455    $  432,146     $  484,058
  Real estate
    Construction and development                        22,234         50,143       373,344       569,117        407,628
    Long-term mortgage                                  46,991         67,920       178,370       191,094        186,366
  Loans to individuals                                  14,473         32,604        47,500        60,683         54,135
                                                      --------       --------    ----------    ----------     ----------
    Total nonaccrual loans                            $165,002       $265,299    $  809,669    $1,253,040     $1,132,187
                                                      ========       ========    ==========    ==========     ==========
ALLOWANCE FOR LOAN LOSSES AS A % OF NONACCRUAL LOANS     211.8%         150.9%         82.8%         67.7%          65.6%
                                                      ========       ========    ==========    ==========     ==========
OREO, NET
  Acquired OREO properties                            $ 64,388       $ 97,238    $  169,862    $  120,342     $   35,817
  In-substance foreclosures                             18,416         35,432       281,017       438,301        314,075
                                                      --------       --------    ----------    ----------     ----------
    OREO, net                                         $ 82,804       $132,670    $  450,879    $  558,643     $  349,892
                                                      ========       ========    ==========    ==========     ==========
TOTAL NONACCRUAL LOANS AND OREO, NET                  $247,806       $397,969    $1,260,548    $1,811,683     $1,482,079
                                                      ========       ========    ==========    ==========     ==========
ACCRUING LOANS PAST DUE 90 DAYS OR MORE AS TO
  INTEREST OR PRINCIPAL PAYMENTS                      $ 30,369       $ 36,161    $   44,697    $  132,544     $  185,821
                                                      ========       ========    ==========    ==========     ==========
CONTINUING ENTITITES
  Total nonaccrual loans                              $165,002       $265,299    $  809,669    $1,220,285     $1,065,551
  OREO, net                                             82,804        132,670       450,879       551,922        337,525
                                                      --------       --------    ----------    ----------     ----------
  Total nonaccrual loans and OREO, net                $247,806       $397,969    $1,260,548    $1,772,207     $1,403,076
                                                      --------       --------    ----------    ----------     ----------
  Accruing loans past due 90 days or more
    as to interest or principal payments              $ 30,369       $ 36,161    $   44,697    $  125,413     $  176,884
                                                      ========       ========    ==========    ==========     ==========

TABLE XVIII - NONACCRUAL LOANS - ACTIVITY DURING 1994 AND 1993

(In thousands)                                            1994           1993
                                                     ---------      ---------
Balance at beginning of year                         $ 265,299      $ 809,669
Additions                                              164,300        310,032
Payments                                              (121,584)      (207,699)
Returned to accrual status                             (39,679)       (58,778)
Transfers to renegotiated status                            --         (7,295)
Loans sold in bulk sales or transferred
 to assets held for accelerated
 disposition, net of charge-offs                          (884)      (153,551)
Charge-offs                                            (82,789)      (301,172)
Transfers to OREO                                      (16,548)      (122,857)
Other                                                   (3,113)        (3,050)
                                                     ---------      ---------
    Balance at end of year                           $ 165,002      $ 265,299
                                                     =========      =========

TABLE XIX - YEAR-TO-DATE LOSS OF INTEREST INCOME ON NONACCRUAL LOANS OUTSTANDING
            AT END OF PERIOD

(In thousands)                                 1994      1993      1992      1991       1990
                                            -------   -------   -------  --------   --------
Interest income that would have been
  recorded on nonaccrual loans in
  accordance with original terms            $16,384   $27,904   $68,130  $133,030   $105,855
Interest income actually recorded on
  nonaccrual loans                            3,983     4,933     7,304    19,799     24,629
                                            -------   -------   -------  --------   --------
  Loss of interest income on
    nonaccrual loans                        $12,401   $22,971   $60,826  $113,231   $ 81,226
                                            =======   =======   =======  ========   ========

Renegotiated Loans
Renegotiated loans are loans that have been restructured in conformity with the requirements of FAS No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings" and have evidenced demonstrated performance in accordance with specific criteria. The Corporation may restructure a loan in certain instances when a determination is made that greater economic value will be realized under new terms than through other means. Prior to demonstrating performance, Midlantic classifies restructured loans as nonaccrual; upon demonstration of performance and consequently, upon classification as a renegotiated loan, the accrual of interest is resumed. Renegotiated loans that have demonstrated performance and have an effective yield greater than or equal to a market interest rate at the date of closing may be classified as accruing loans in the reporting period following the year they were disclosed as renegotiated and were so reported in the annual financial statements for that year. Renegotiated loans declined to $59.8 million at December 31, 1994 as compared with $172.1 million at December 31, 1993 and $159.7 million at year-end 1992 (see Table XX). The decrease in the level of renegotiated loans in 1994 primarily reflected payments and sales totalling $96.6 million and the classification of $29.8 million as accruing loans (pursuant to the requirements for classification as accruing loans referred to above). This was partially offset by additions to renegotiated loans of $14.1 million.

The effective interest rate on renegotiated loans at year-end 1994 was 8.90 percent. In those cases in which average current yield differs from the effective yield, management has elected to recognize income prospectively on the more conservative average current yield basis until certain contingencies are met. At year-end 1994, the average current yield and the effective rate on renegotiated loans were substantially the same.

TABLE XX - RENEGOTIATED LOANS AND YEAR-TO-DATE LOSS OF INTEREST INCOME ON RENEGOTIATED
LOANS OUTSTANDING AT END OF PERIOD

(In thousands)                                            1994            1993           1992
                                                       -------        --------       --------
Renegotiated loans                                     $59,821        $172,058       $159,685
                                                       =======        ========       ========

Interest income that would have been
  recorded on renegotiated loans in
  accordance with original terms                       $ 4,683        $  9,970       $  8,258
Interest income actually recorded on
  renegotiated loans                                     3,887           8,092          5,506
                                                       -------        --------       --------
  Loss of interest income on
    renegotiated loans                                 $   796        $  1,878       $  2,752
                                                       =======        ========       ========

The loans presented in the above table are performing in accordance with their new terms.
Troubled debt restructurings prior to 1992 were reclassified to nonaccrual loans in accordance with Midlantic's renegotiated loans policy adopted in 1992.

Accruing Past Due Loans
At December 31, 1994, 1993 and 1992, the Corporation identified accruing past due loans of $30.4 million, $36.2 million and $44.7 million, respectively.

Potential Problem Loans
At December 31, 1994, Midlantic identified an additional $22.7 million of currently performing loans outstanding for which there is serious doubt as to whether the borrowers will be able to fully comply with the present repayment terms of the loans.

Other Real Estate Owned
OREO includes real estate collateral of defaulted loans, the title to which has been acquired by the Corporation through foreclosure or through the voluntary surrender of title by the borrower ("acquired OREO") and in-substance foreclosures ("ISFs"), which are loans secured by real estate that meet certain criteria, pursuant to generally accepted accounting principles, for classification as ISF.

Total OREO, which amounted to $82.8 million at December 31, 1994, declined $49.9 million from the December 31, 1993 level. This followed a decline of $318.2 million in 1993 from the year-end 1992 level of $450.9 million. At year-end 1994, 1993 and 1992, acquired OREO amounted to $64.4 million, $97.2 million and $169.9 million, respectively, while ISFs totalled $18.4 million, $35.4 million and $281.0 million at the end of each of the past three year-ends, respectively.

TABLE XXI - OTHER REAL ESTATE OWNED (OREO) - ACTIVITY DURING 1994 AND 1993

                                                           1994                                      1993
                                          -------------------------------------       -----------------------------------
                                     In-substance    Acquired OREO                In-substance  Acquired OREO
(In thousands)                       Foreclosures       Properties   Total OREO   Foreclosures     Properties  Total OREO
                                          -------         --------     --------       --------      ---------   ---------
Balance at beginning of year              $35,432         $ 97,238     $132,670       $281,017      $ 169,862   $ 450,879
Transfers from loans                           --           23,997       23,997         26,425         99,928     126,353
Advances                                      893              153        1,046         11,707            378      12,085
Transfers from ISFs to acquired
  OREO properties                          (7,349)           7,349           --        (71,559)        71,559          --
Provision                                  (1,693)          (5,807)      (7,500)       (64,962)       (65,583)   (130,545)
Sales and payments                         (7,812)         (57,719)     (65,531)       (51,729)      (140,160)   (191,889)
OREO sold in bulk sales or
 transferred to assets held
  for accelerated disposition                  --             (876)        (876)       (72,299)       (39,183)   (111,482)
Transfer to renegotiated loans
  or accruing loans                          (368)              --         (368)       (24,222)            --     (24,222)
Other                                        (687)              53         (634)         1,054            437       1,491
                                          -------         --------     --------       --------      ---------   ---------
Balance at end of year                    $18,416         $ 64,388     $ 82,804       $ 35,432      $  97,238   $ 132,670
                                          =======         ========     ========       ========      =========   =========

TABLE XXII - IN-SUBSTANCE FORECLOSURES - PROPERTY TYPE BY STATE AT DECEMBER 31, 1994

(In thousands)              New Jersey          New York            Total
                               -------              ----          -------
Office buildings               $10,627              $ --          $10,627
Land                             6,084               447            6,531
Industrial/warehouse               578                --              578
Residential tracts                 368                --              368
All other                          312                --              312
                               -------              ----          -------
  Total                        $17,969              $447          $18,416
                               =======              ====          =======

TABLE XXIII - ACQUIRED OREO PROPERTIES - PROPERTY TYPE BY STATE AT DECEMBER 31, 1994

(In thousands)             New Jersey    Pennsylvania       Other        Total
                              -------          ------      ------      -------
Hotels/motels                 $20,764          $   --      $   --      $20,764
Land                           12,593           2,372         692       15,657
Residential tracts              6,908           1,287       2,269       10,464
Industrial/warehouse            1,735           1,582          --        3,317
Office buildings                3,033             238          --        3,271
Shopping centers                2,183              80          --        2,263
All other                       7,241           1,411          --        8,652
                              -------          ------      ------      -------
  Total                       $54,457          $6,970      $2,961      $64,388
                              =======          ======      ======      =======

The majority of properties acquired by the Corporation is placed immediately for sale. Occasionally, Midlantic may contract for completion of partially finished construction projects or arrange for refurbishing of existing properties prior to sale. While holding OREO properties, the Corporation must pay the customary expenses associated with holding real property. In some cases, cash flows from rented or leased properties offset such operating expenses.

A loan is classified as an ISF under the following criteria: the borrower has little or no equity in the collateral (considering its current fair value); repayment can only be expected to come from the operation or sale of the collateral; and the debtor has either formally or effectively abandoned control of the collateral or it is doubtful that the borrower will be able to rebuild equity in the collateral. The title to a substantial portion of ISFs is eventually acquired by Midlantic. Such acquisitions aggregated $168.2 million during the past three years.

OREO activity during each of the past two years is shown in Table XXI. During 1994, the acquisition of real property by the Corporation declined significantly. In 1992 and 1993, the Corporation acquired real property (including the title to ISFs) of $189.2 million and $171.5 million, respectively, while in 1994, additions to acquired OREO fell to $31.3 million. The decline in acquired properties reflects the Corporation's lower volume of nonaccrual and other problem loans and the resultant decrease of properties in the foreclosure process. This trend is expected to continue in the foreseeable future.

Acquired OREO properties are carried at net realizable value, while ISFs are carried at the lower of the recorded investment in the loan or net realizable value. Upon transfer of a loan to acquired OREO an appraisal is made of the acquired property (or the underlying collateral in the case of an ISF) and any excess of the loan balance over net realizable value is charged against the ALL. Any subsequent depreciation in value is charged against operating earnings. OREO properties are generally reappraised every 18 months as measured from the date of the previous appraisal, unless evidence suggests that market conditions may be rapidly deteriorating. In such cases, reappraisals are required to be made promptly, even if 18 months have not elapsed from the date of the previous appraisal.

FAS No. 114, which will be adopted by the Corporation on January 1, 1995 (see "The Lending Function - Allowance for Loan Losses (ALL)"), provides for the reclassification of all ISFs outstanding from OREO to the loan portfolio as nonaccrual loans at their current carrying value. The Corporation will no longer be required to identify and isolate future loans that may meet the former criteria for ISF classification.

CAPITAL ASSETS
______________
Capital assets represent the premises, land, equipment and furniture that are owned and utilized by the Corporation. Capital assets, net of accumulated depreciation, totalled $146.5 million at year-end 1994 as compared with $155.1 million at the end of 1993. Of Midlantic's 324 branch locations in New Jersey and Pennsylvania, 201 are owned. The Corporation also owns a substantial amount of its data processing and automated teller equipment.

Capital expenditures, which amounted to $15.7 million, $16.1 million and $12.7 million during each of the past three years, have been utilized largely to maintain and/or update the Corporation's data processing capabilities and to expand the automated teller network. Capital expenditures are presently projected to approximate $45 million in 1995. Expenditures will be made for technological investments and to fund certain projects that were deferred in earlier years due to other priorities. Anticipated capital outlays include enhancements to systems automation and communications, purchases of automated teller equipment, renovations of certain branches and other operating locations and expenditures for new signs to reflect the Corporation's new logo.

FUNDING SOURCES
_______________
DEPOSITS
The Corporation's primary source of funds, supporting longer-term interest-earning assets, is its deposit base. Total deposits averaged $11.1 billion in 1994, $11.8 billion in 1993 and $12.7 billion for the Continuing Entities in 1992. Midlantic's deposits are principally derived from retail sources.

The decline in deposits during much of the past two years reflects, in part, CD customers seeking higher yields in non-deposit alternatives such as mutual funds or equity investments. With the rising interest rate environment experienced since the end of the first quarter of 1994, competition for deposits among banking institutions has also increased. To serve customers who seek higher returns, Midlantic also offers the several funds of the Compass Capital Group, the Corporation's proprietary mutual fund group and more recently, annuity contracts. Despite the decline in the volume of retail deposits, the Corporation's ratio of core deposits (total deposits excluding CDs over $100,000 and overseas branch deposits) to total loans (a key liquidity indicator) remained strong, exceeding 125 percent for each of the past three years.

At December 31, 1994, core deposits were stratified as follows: noninterest-bearing demand deposits, 27.5 percent; interest-bearing demand deposits (NOW and Super NOW accounts) and savings deposits, 29.0 percent; insured money market accounts, 18.6 percent; and other time deposits (CDs in denominations of less than $100,000), 24.9 percent. Beginning in 1992 through the early part of 1994, the composition of the Corporation's core deposits evidenced a shift away from CDs to deposits without contractual maturities, such as savings deposits and interest-bearing demand deposits. The low interest rate environment had significantly reduced the difference in rates between these products, particularly the difference between the rates paid on deposits without contractual maturities and CDs with maturities of six months or less. The percentage of noninterest-bearing demand deposits to total core deposits has also trended upward reflecting an expansion in commercial and business
account balances.   Management believes that if interest rates continue to
rise, and consequently as the rates paid on shorter and intermediate term CDs increase, CDs will again become an attractive investment vehicle to depositors.

COMPOSITION OF CORE DEPOSITS
See Appendix 4 for explanation of graphic image inserted here.

TABLE XXIV - AVERAGE FUNDING SOURCES - BALANCES AND RATES PAID
(In thousands)                                              1994          1993         1992         1991         1990
                                                     -----------   -----------  -----------  -----------  -----------
AVERAGE BALANCES
DEPOSITS
  Noninterest-bearing demand                         $ 2,704,249   $ 2,616,243  $ 2,759,284  $ 3,047,091  $ 3,414,732
  Interest-bearing demand                              1,379,078     1,383,764    1,479,906    1,537,567    1,453,798
  Savings                                              1,649,145     1,504,561    1,453,083    1,781,976    1,838,717
  Retail money market accounts                         2,085,960     2,324,327    3,190,586    3,833,633    4,132,198
  CDs over $100,000                                      445,074       582,687      898,166    1,954,012    2,844,282
  Other time                                           2,809,491     3,359,778    4,503,076    6,898,761    5,926,697
  Overseas branch deposits                                12,274        11,243       12,739       20,371       97,518
                                                     -----------   -----------  -----------  -----------  -----------
    Total average deposits                           $11,085,271   $11,782,603  $14,296,840  $19,073,411  $19,707,942
                                                     ===========   ===========  ===========  ===========  ===========
SHORT-TERM BORROWINGS
  Commercial paper                                   $        --   $        --  $        --  $     2,274  $   153,734
  Federal funds purchased                                 35,458        46,726       65,584      138,245      637,153
  Repurchase agreements                                  522,714       318,985      408,755      583,957      830,674
  Other short-term borrowings                             26,500        28,680       50,861      183,689      304,621
                                                     -----------   -----------  -----------  -----------  -----------
    Total average short-term borrowings              $   584,672   $   394,391  $   525,200  $   908,165  $ 1,926,182
                                                     ===========   ===========  ===========  ===========  ===========
LONG-TERM DEBT                                       $   374,251   $   396,217  $   443,213  $   461,013  $   448,946
                                                     ===========   ===========  ===========  ===========  ===========
AVERAGE RATES
DEPOSITS
  Interest-bearing demand                                   1.18%         1.70%        2.84%        4.68%        4.78%
  Savings                                                   2.10          2.28         3.43         4.87         5.13
  Retail money market accounts                              2.51          2.55         3.56         5.52         6.80
  CDs over $100,000                                         4.13          3.67         4.65         6.76         8.20
  Other time                                                3.61          3.69         5.23         7.36         8.26
  Overseas branch deposits                                  3.84          3.28         3.97         6.75         8.60
                                                     -----------   -----------  -----------  -----------  -----------
    Total average rate paid on deposits                     2.67%         2.87%        4.19%        6.31%        7.22%
                                                     ===========   ===========  ===========  ===========  ===========
SHORT-TERM BORROWINGS
  Commercial paper                                            --%           --%          --%        7.30%        8.57%
  Federal funds purchased                                   4.19          2.99         3.52         6.65         8.46
  Repurchase agreements                                     3.56          2.91         3.22         5.55         7.74
  Other short-term borrowings                               3.97          3.12         3.72         4.91         7.08
                                                     -----------   -----------  -----------  -----------  -----------
    Total average rate paid on short-term borrowings        3.61%         2.94%        3.30%        5.59%        7.94%
                                                     ===========   ===========  ===========  ===========  ===========
LONG-TERM DEBT                                              9.21%         9.18%        9.37%        9.16%        9.39%
                                                     ===========   ===========  ===========  ===========  ===========
CONTINUING ENTITIES
  AVERAGE BALANCES
    Total average deposits                           $11,085,271   $11,782,603  $12,692,146  $14,310,883  $15,274,694
                                                     -----------   -----------  -----------  -----------  -----------
    Total average short-term borrowings                  584,672       394,391      512,403      645,801    1,551,575
                                                     -----------   -----------  -----------  -----------  -----------
    Long-term debt                                       374,251       396,217      439,880      443,450      443,480
                                                     ===========   ===========  ===========  ===========  ===========
  AVERAGE RATES
    Total average rate paid on deposits                     2.67%         2.87%        4.15%        6.31%        7.26%
                                                     -----------   -----------  -----------  -----------  -----------
    Total average rate paid on short-term borrowings        3.61          2.94         3.35         5.85         8.35
                                                     -----------   -----------  -----------  -----------  -----------
    Long-term debt                                          9.21          9.18         9.41         9.38         9.40
                                                     ===========   ===========  ===========  ===========  ===========

CDs over $100,000 and foreign branch deposits ("large CDs") totalled $463.3 million at December 31, 1994 compared to $432.4 million and $773.2 million at year-end 1993 and 1992, respectively. The level of these instruments as a percentage of total deposits remains low resulting from the Corporation's efforts, beginning in 1990, to significantly reduce its reliance upon such volatile funding sources. All large CDs are being sold directly by Midlantic to its customers.

SHORT-TERM BORROWINGS
Short-term borrowings primarily consist of repurchase agreements, federal funds purchased and treasury, tax and loan deposits. Also included in short-term borrowings at December 31, 1993 was $244.1 million of repurchase agreements representing the proceeds from the SL Program, which was established in late 1993 and terminated during the fourth quarter of 1994 (see "The Lending Function - Loans"). Short-term borrowings averaged $584.7 million in 1994 (of which approximately $186 million represented repurchase agreements stemming from the SL Program), $394.4 million in 1993 and $512.4 million (on a Continuing Entity basis) in 1992.

A significant source of short-term borrowings is in the form of repurchase agreements which Midlantic provides as an investment vehicle for local customers, including those who utilize the Corporation's cash management services. The proceeds from this activity are placed in short-term money market assets or securities.

LONG-TERM DEBT
Long-term debt amounted to $373.0 million at December 31, 1994, as compared with levels of $386.8 million and $437.1 million at year-end 1993 and 1992, respectively. The decline in the Corporation's long-term obligations was due to principal payments, both contractual and accelerated. In March 1993, the Corporation paid at maturity its $50 million 11.35% Notes, while in January 1994, the remaining outstanding 7 3/4% Debentures due March 1, 1998 were redeemed at par value ($11.8 million). Also, in 1992, the Corporation redeemed its remaining outstanding 9% Senior Notes due in 1998 for $3.8 million (reflecting a small premium) and in 1994 repurchased $2 million of its 8 1/4% Convertible Subordinated Debentures Due July 1, 2010. As a result of lower levels of long-term debt and growing levels of shareholders' equity, the Corporation's debt to equity ratio (ratio of long-term debt to shareholders' equity plus long-term debt) improved from 34.1 percent at December 31, 1992 to a level of 21.3 percent at year-end 1994.

Presently, the Corporation's long-term obligations, both senior and subordinated, are rated at or above investment grade by all major national rating agencies.

ASSET/LIABILITY MANAGEMENT
__________________________
Midlantic, through its Asset/Liability Committee ("ALCO"), continually monitors, plans and adjusts, where necessary, its sources and uses of funds for the purpose of limiting interest rate risk, while maintaining adequate liquidity and a strong capital base. ALCO attempts to balance these objectives with Midlantic's business strategy in an efficient and cost-effective manner.

INTEREST SENSITIVITY MANAGEMENT
Interest rate risk refers to the periodic and cumulative exposure from changes in interest rates on earnings and capital. While Midlantic, like any financial institution, will typically incur some amount of interest rate risk in the normal course of providing services to its borrowing customers and depositors, the Corporation's policy is to protect its earnings and capital from undue exposure to interest rate volatility. ALCO assesses the degree of this risk by simulating the Corporation's earnings under alternative balance sheet structures and under a variety of interest rate scenarios, with the actual amount of such risk typically maintained at a manageable percent of NII (generally less than five percent) and capital.

Earnings exposure to interest rates arises primarily from mismatches in the maturity and repricing distribution of the Corporation's assets and liabilities including hedging positions created by interest rate swaps. For example, at any point in time, if more of the Corporation's outstanding assets are scheduled to mature or to reprice earlier than its liabilities, the Corporation's earnings may be vulnerable to a decline in the general level of interest rates because in this circumstance the Corporation's asset yields would decline sooner than its funding costs. Conversely, if more of the Corporation's liabilities reprice or mature earlier than its assets, earnings may be exposed to an increase in the general level of interest rates since funding costs would tend to rise before asset yields. This type of risk is approximately illustrated in the "static gap" calculation (Table XXV) which expresses the excess of assets or liabilities (including interest rate swaps) outstanding at December 31, 1994, due to mature, to be repriced, or assumed to be repriced in various time intervals. On December 31, 1994, Midlantic estimated that more assets than liabilities were repricing or maturing during the subsequent one-year period. This estimate includes certain assumptions about the timing of rate changes on liabilities without stated maturities and the effect on NII of changing levels of noninterest-bearing funding, such as demand deposits. The actual or assumed amount of assets in excess of liabilities subject to maturing or repricing within one year of December 31, 1994 was $351.4 million (which includes the effect of interest rate swaps), an amount which management believes would result in a negligible change in NII if interest rates were to rise or fall by amounts similar to recent years. On the other hand, greater market interest rate volatility will tend to have a more significant impact on prospective NII. Midlantic manages its interest sensitivity position with an objective of avoiding material mismatching of the amounts of assets and liabilities subject to rate changes within certain time intervals. Midlantic's policy is to avoid mismatches that might lead to a reduction in NII amounting to five percent or more.

In order to maintain earnings and capital exposure to interest rate changes within prudent bounds, Midlantic utilizes interest rate swaps to hedge existing balance sheet items that have a high degree of inverse rate correlation to the swap. For a discussion of derivative financial instruments, including interest rate swaps, see "Notes to Consolidated Financial Statements, Note No. 18" on pages 55 through 60.

TABLE XXV  - INTEREST-SENSITIVITY STATIC GAP ANALYSIS*
                                                                         DECEMBER 31, 1994
                                                  ---------------------------------------------------------------------
                                                               Due to Mature  Due to Mature Due to Mature
                                               Daily Floating     or Reprice     or Reprice    or Reprice
                                                   and due to    After Three      After Six         After
                                                    Mature or     Months but         Months   One Year or
                                               Reprice Within         Within     but Within   Noninterest
(In thousands)                                   Three Months     Six Months       One Year     sensitive         Total
                                                  -----------      ---------    ----------     ----------   -----------
INTEREST-EARNING ASSETS
  Money market investments                        $ 1,113,600      $     100    $       --     $       --   $ 1,113,700
  Investment securities                               208,300        145,900       512,500      1,889,800     2,756,500
  Loans                                             4,762,500        261,700       347,800      2,866,000     8,238,000
                                                  -----------      ---------    ----------     ----------   -----------
      Total interest-earning assets               $ 6,084,400      $ 407,700    $  860,300     $4,755,800   $12,108,200
                                                  -----------      ---------    ----------     ----------   -----------
SOURCES OF FUNDS SUPPORTING
 INTEREST-EARNING ASSETS
  Savings and time deposits                       $ 4,293,100      $ 561,400    $  534,800     $2,570,300   $ 7,959,600
  Short-term borrowings                               584,500             --            --             --       584,500
  Long-term debt                                           --             --            --        373,000       373,000
  Noninterest-bearing sources of funds                339,800         45,300        90,600      2,715,400     3,191,100
                                                  -----------      ---------    ----------     ----------   -----------
      Total sources of funds supporting
       interest-earning assets                    $ 5,217,400      $ 606,700    $  625,400     $5,658,700   $12,108,200
                                                  -----------      ---------    ----------     ----------   -----------
NET ASSETS (LIABILITIES) BEFORE NET
 INTEREST RATE SWAPS                              $   867,000      $(199,000)   $  234,900     $ (902,900)  $        --
                                                  -----------      ---------    ----------     ----------   -----------
NET INTEREST RATE SWAPS                           $(1,551,500)     $      --    $1,000,000     $  551,500   $        --
                                                  -----------      ---------    ----------     ----------   -----------
INTEREST-SENSITIVITY GAP                          $  (684,500)     $(199,000)   $1,234,900     $ (351,400)  $        --
                                                  -----------      ---------    ----------     ----------   -----------
CUMULATIVE INTEREST-SENSITIVITY GAP               $  (684,500)     $(883,500)   $  351,400     $       --   $        --
                                                  -----------      ---------    ----------     ----------   -----------
INTEREST-SENSITIVE ASSETS TO
 INTEREST-SENSITIVE LIABILITIES                         .90:1          .67:1        2.97:1          .94:1           1:1
                                                  -----------      ---------    ----------     ----------   -----------
CUMULATIVE RATIO OF INTEREST-SENSITIVE
 ASSETS TO INTEREST-SENSITIVE
 LIABILITIES                                            .90:1          .88:1        1.04:1            1:1           1:1
                                                  -----------      ---------    ----------     ----------   -----------
CUMULATIVE RATIO OF INTEREST-SENSITIVE
 ASSETS TO INTEREST-SENSITIVE
 LIABILITIES (EXCLUDING NET INTEREST RATE SWAPS)       1.17:1         1.11:1        1.14:1            1:1           1:1
                                                  -----------      ---------    ----------     ----------   -----------

* CERTAIN ASSUMPTIONS USED IN COMPUTING THE STATIC GAP ANALYSIS:

Noninterest-bearing demand deposits (included in noninterest-bearing sources of funds) are allocated over an approximate ten-year period which reflects an average life of approximately five years.

Interest-bearing deposits with no contractual maturities are generally spread equally over a six-year period which reflects an average life of three years.

Prepayment estimates have been factored in for asset-backed securities and 1-4 family residential mortgage loans.  Such estimates are based upon the prepayment characteristics of similar instruments as published by outside sources.

Nonaccrual loans are all reflected in the "Daily Floating and Due to Mature or Reprice Within Three Months" interval.

LIQUIDITY
General
Liquidity is the Corporation's ability to meet contractual as well as unforeseen obligations in a manner that is both efficient and as cost effective as possible.

Major sources of liquidity include the Corporation's portfolio of short-term money market investments, maturing investment securities and proceeds on the possible sale of AFS securities, principal payments on loans, core deposit generation and access to large liability funding sources if the need arises. Normal liquidity requirements principally include loan originations and depositor withdrawals.

TABLE XXVI - LOAN PORTFOLIO - MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES(1)(2)

                                                                   DECEMBER 31, 1994
                                                         ---------------------------------------
                                                             Due in     Due After            Due
                                                           One Year      One Year          After
                                                         or Less or       Through           Five
(In thousands)                                            on Demand    Five Years          Years
                                                         ----------    ----------     ----------
Commercial, financial and foreign                        $1,975,898    $  873,277     $  169,797
Real estate - construction and development                  183,463       312,197         96,041
Real estate - mortgage                                      329,453       412,126      1,366,649
Loans to individuals                                        133,103     1,211,011      1,319,794
                                                         ----------    ----------     ----------
    Total loans                                          $2,621,917    $2,808,611     $2,952,281
                                                         ==========    ==========     ==========
Loans due after one year which have
  predetermined interest rates                                         $1,793,961     $1,590,305
Loans due after one year which have
  floating or adjustable interest rates                                 1,014,650      1,361,976
                                                         ----------    ----------     ----------
    Total loans due after one year                                     $2,808,611     $2,952,281
                                                         ==========    ==========     ==========

(1) Loans are stated gross of unearned income.
(2) The actual maturities of Midlantic's loan portfolio are subject to market developments and the unpredictable aging of demand loans.

TABLE XXVII - LIQUIDITY AND FUNDING RATIOS

                                                                 DECEMBER 31
                                                 ----------------------------------------
                                                  1994      1993     1992     1991   1990
                                                 -----     -----    -----    -----  -----
Liquidity ratio (1)                               30.7%     31.6%    29.8%    20.9%  17.3%
Funding ratio (2)                                 (7.8)    (14.3)   (15.8)    (1.0)   5.4
Total loans, net of unearned income, as a
   % of total deposits                            76.2      72.6     72.1     78.2   83.6
Core deposits as a % of total loans,
   net of unearned income                        125.6     132.6    130.2    118.3  106.6
Unfunded loan commitments as a % of
   loans outstanding                              33.1      32.0     30.5     31.2   30.0
                                                 =====     =====    =====    =====  =====

(1) Ratio of net short-term assets to net funding liabilities.
(2) Total purchased funds less investment securities due in one year and money market investments as a percent of investment securities due in more than one year and total loans, net of unearned income.

Through its ALCO, Midlantic addresses the liquidity requirements of the parent company and its subsidiaries on both a short-term and long-term basis using a variety of operating scenarios that take into account the effect of both quantitative and qualitative influences. These influences include national and regional economic conditions, the interest rate environment, loan quality, unfunded commitments, projections of deposit and loan growth and key ratio analyses. On a longer-term basis, liquidity is projected using investment and funding alternatives that take into consideration the Corporation's strategic objectives.

Table XXVII presents several liquidity-related ratios for each of the past five years. The Corporation has accumulated a highly liquid position partly as a result of management's efforts to increase liquidity during the early 1990's coupled with a softening in loan demand. To fund possible future loan originations as well as depositor withdrawals and other demands on the Corporation's liquid resources, Midlantic will first rely upon its readily available portfolio of money market investments, the possible sale and/or securitization of certain assets and the generation of core deposits to the extent available under market conditions.

Parent Company Liquidity
Liquidity is required at the parent company (MC) to fund such outlays as contractual debt servicing, cash dividends on common and preferred stock and normal operating expenses. Parent company liquidity, which is managed in conjunction with the short-term resources of Midlantic's nonbank subsidiaries, exceeded $230 million at both December 31, 1994 and 1993. Management fees and dividends, which are paid to the parent company from MB, generally on a quarterly basis, are presently sufficient to cover all normal parent company expenses, debt servicing and dividends to shareholders.

Following several successive quarters of financial progress, in April 1994, the MNB Board of Directors ("MNB's Board") approved a cash dividend from MNB to MC. Prior to 1994, the last dividend paid by MNB was in the first quarter of 1990. Cash dividends were also approved by MNB's Board in July 1994 and by the Board of Directors of MB in October 1994 and January 1995. Based upon its present capital position and projected earnings potential and in the absence of unexpected events which could adversely affect its dividend paying capacity, MB is expected to continue to pay quarterly cash dividends to MC for the foreseeable future.

Management expects that the parent company will have sufficient liquid assets to meet its presently anticipated cash obligations in the near future. The parent company does not have any long-term debt maturing until 1999. However, the Corporation may, from time-to-time, consider retiring or refinancing certain debt issues or portions thereof, prior to the actual maturity of such issues. The Corporation may also consider reducing outstanding common shares through the possible purchase of shares of Midlantic common stock. In connection with a recently signed definitive agreement to acquire Old York Road Bancorp, Inc., the Corporation will purchase, in the open market, and reissue Midlantic common stock to fund a portion of the purchase price (see "Recent Events").

CAPITAL
The foundation of a banking organization's financial condition is the strength of its capital base. Midlantic strives to maintain a capital base that not only exceeds all minimum regulatory ratios but solidly positions the organization toward its growth objectives.

CAPITAL RATIOS
See Appendix 5 for explanation of graphic image inserted here.

Shareholders' equity, the basis of all regulatory capital ratio requirements, has increased by $530.7 million to a level of $1.4 billion at year-end 1994 as compared with $843.5 million at December 31, 1992. The significant rise in shareholders' equity during this period resulted from net earnings retention aggregating $412.8 million and proceeds of $107.1 million from the issuance of
5.8 million common shares in 1993.

Bank regulators utilize risk-based and leverage ratio guidelines to assess capital adequacy. Risk-based capital is divided into the tier 1 component, which generally consists of shareholders' equity less goodwill, certain intangibles and, in 1993 and 1994, a disallowed portion of the deferred tax asset. The tier 2 component includes a portion of the allowance for loan losses limited to 1.25 percent of gross risk-weighted assets and certain long-term debt. Balance sheet and off-balance sheet credit risk are determined through the utilization of risk-weights assigned to such instruments, which are grouped according to degree of risk. The leverage ratio represents tier 1 capital as a percentage of total assets exclusive of goodwill, disallowed intangibles and the disallowed portion of the deferred tax asset. At December 31, 1994, tier 1 capital as a percent of risk-weighted assets amounted to
13.07 percent, total capital (tier 1 capital plus tier 2 capital) as a percent of risk-weighted assets was 17.22 percent and the leverage ratio was 9.43 percent. Midlantic's capital ratios compared favorably to the regulatory minimums of 4.00 percent for tier 1 capital, 8.00 percent for total capital and 3.00 percent for leverage.

TABLE XXVIII - CAPITAL

                                                          December 31
                                         --------------------------------------------
(In thousands)                                 1994             1993             1992
                                         ----------      -----------      -----------
RISK-BASED CAPITAL
Tier 1 capital
  Total shareholders' equity             $1,374,186      $ 1,122,564      $   843,462
  Less: Goodwill and disallowed
         intangibles                         89,581          103,601           99,891
        Disallowed portion of deferred
         tax asset and other applicable
         adjustments to tier 1 capital       42,986           81,568              N/A
                                         ----------      -----------      -----------
    Total tier 1 capital                 $1,241,619      $   937,395      $   743,571
                                         ==========      ===========      ===========
Tier 2 capital
  Qualifying allowance for loan losses   $  121,633      $   129,559      $   142,623
  Qualifying long-term debt                 273,000          275,000          285,862
                                         ----------      -----------      -----------
    Total tier 2 capital                 $  394,633      $   404,559      $   428,485
                                         ----------      -----------      -----------
    Total capital (tier 1 + tier 2)      $1,636,252      $ 1,341,954      $ 1,172,056
                                         ==========      ===========      ===========
Risk-adjusted assets                     $9,502,734      $10,099,816      $10,888,565
                                         ==========      ===========      ===========
RATIO OF TIER 1 CAPITAL TO
  RISK-ADJUSTED ASSETS                        13.07%            9.28%            6.83%
                                         ==========      ===========      ===========
RATIO OF TOTAL CAPITAL TO
  RISK-ADJUSTED ASSETS                        17.22%           13.29%           10.76%
                                         ==========      ===========      ===========
LEVERAGE RATIO                                 9.43%            6.81%            5.19%
                                         ==========      ===========      ===========

N/A - Not Applicable

At December 31, 1994, MB also exceeded all regulatory capital ratio minimums with a tier 1 risk-based capital ratio of 14.12 percent, a total risk-based capital ratio of 15.40 percent and a leverage ratio of 10.39 percent.

In late 1992, the federal banking regulators established several uniform capital ratio categories which are designed to implement the prompt resolution of under-capitalized institutions. As required by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), under the regulations issued by the federal banking regulators, an insured depository institution whose tier 1 and total risk-based capital ratios exceeded 6.00 percent and 10.00 percent, respectively, and whose leverage ratio exceeded
5.00 percent, would generally be categorized as "well-capitalized." Based upon MC's understanding of such regulations and of publicly available interpretations thereof by the bank regulatory agencies, management believes that MB currently qualifies as a "well-capitalized" institution. The categorization of depository institutions under such regulations is solely for the purpose of applying the prompt corrective action provision of FDICIA and is not intended to be, and should not be interpreted as, a representation of the depository institution's overall financial condition or prospects.

As indicated in "Midlantic In Transition 1990-1994," during each of the last three quarters of 1994, the Corporation's Board declared cash dividends to common shareholders cumulatively amounting to $.40 per share. Furthermore, the Corporation's Board also approved the payment of the dividend requirement on MC's Term Adjustable Rate Cumulative Preferred Stock - Series A (the "Preferred Stock") in cash during each quarter of 1994. Based on a July 22, 1992 agreement between Midlantic and the holder of the Preferred Stock, dividends on the Preferred Stock for the second half of 1992 (as well as payments in arrears) and for all of 1993 were paid through the issuance of shares of Midlantic's common stock in lieu of a cash payment. Pursuant to that agreement, Midlantic, at its discretion, may pay dividends in cash or in shares of common stock or in any combination thereof, so long as any such issuance of common stock would not result in the holder of the Preferred Stock being the beneficial owner of more than 4.99 percent of the outstanding shares of Midlantic's common stock.

At December 31, 1994, the market capitalization of Midlantic's common stock was approximately $1.4 billion, based on a closing price of $26.50 on 52.564 million common shares outstanding. This compares with market capitalization of $1.3 billion at December 31, 1993, based on a closing price of $25.50 on
52.174 million common shares outstanding.

RESULTS OF OPERATIONS FOURTH QUARTER 1994 VS. FOURTH QUARTER 1993
_________________________________________________________________
Net income amounted to $77.2 million or $1.40 per fully diluted common share in the fourth quarter of 1994 as compared with $59.1 million or $1.08 per fully diluted common share in the corresponding period of 1993. Excluding certain tax benefits recognized during both quarters, net income for the fourth quarter of 1994 was $50.8 million or $.92 per fully diluted share compared to a net loss of $3.9 million or $.07 per fully diluted share in the
same quarter of 1993.   Included in fourth quarter 1994 income was $6.2
million of gains realized on the disposition of certain assets in bulk sales transactions. In the fourth quarter of 1993, $44.0 million was provided in connection with charge-offs on loans and OREO identified at that time for bulk sale in 1994. Excluding loss provisions and certain nonrecurring gains and losses, core earnings increased by $15.9 million or 24.6 percent. The rise in core earnings primarily reflected a $17.3 million or 12.9 percent increase in NII which resulted from a 73 basis point rise in the net interest margin. Noninterest income and noninterest expenses both remained substantially level during the periods under analysis. Income tax expense amounted to $5.0 million in the fourth quarter of 1994 while in the fourth quarter of 1993 an income tax benefit of $65.6 million was recorded. Income taxes in the fourth quarters of 1994 and 1993 included $26.4 million and $63.0 million of tax benefits, respectively, which primarily represented benefits related to the reduction in the FAS No. 109 tax valuation reserve, that partially offset income taxes on operating earnings. The "Summary of Consolidated Quarterly Information" on page 74 provides certain data for each of the past five quarters for the Corporation.

EFFECTS OF INFLATION
____________________
Inflation, as measured by the Consumer Price Index, has been relatively steady during the past three years, advancing 2.7 percent in both 1994 and 1993 and
2.9 percent in 1992. Since Midlantic's assets and liabilities are predominantly monetary, the effects of inflation on Midlantic's performance are primarily measured by the level and volatility of interest rates earned and paid. During the past three years, the prime rate changed six times ranging from 6.0 percent to 8.5 percent. Throughout this period, Midlantic was able to control interest rate risk, as a result of its continuing policy of managing its interest-sensitive assets and liabilities (see "Asset/Liability Management - Interest Sensitivity Management").

RECENT EVENTS
_____________
On December 30, 1994, Midlantic announced it had entered into a definitive agreement to acquire Old York Road Bancorp, Inc. ("Old York"), headquartered in Willow Grove, Pennsylvania for an approximate purchase price of $28.3 million, based on the December 31, 1994 closing price of Midlantic's common stock. Old York's principle subsidiary is Bank and Trust Company of Old York Road. As of December 31, 1994, Old York had total assets of $231.2 million and shareholders' equity of $12.8 million. The acquisition will be accounted for as a purchase and is expected to be consummated by the end of the second quarter of 1995. Under the terms of the agreement, a maximum of 49 percent of Old York's common stock will be exchanged for cash. Old York shares not exchanged for cash will be exchanged for Midlantic common stock (.3721 shares of Midlantic common stock for each share of Old York common stock, subject to adjustment under certain circumstances). Midlantic currently expects to repurchase from time-to-time in the open market, outstanding Midlantic common shares equal to the approximate number of Midlantic common shares estimated to be issued in the acquisition.

On January 20, 1995, Midlantic acquired from the Resolution Trust Corporation approximately $126 million in deposits of three branches of Carteret Federal Savings Bank of New Jersey, located in Newark and Dover, New Jersey, for a premium of $12.5 million.

SELECTED SUPPLEMENTAL FINANCIAL DATA
____________________________________
The following table presents certain statistical data for Midlantic for each of the past five years. During 1990, 1991 and 1992, the Corporation sold several bank and nonbank subsidiaries as well as certain assets which, in the aggregate, reduced total assets by nearly $6 billion. To facilitate a meaningful comparison of the present constituency of the Corporation over the five year period ended December 31, 1994, data for 1992, 1991 and 1990 has been shown for both actual and for the Continuing Entities, which excludes the operations of the divested subsidiaries and assets (see "Midlantic In Transition 1990-1994"). This table should be reviewed in conjunction with the financial analysis.

                                                                   Year Ended December 31
                                    ------------------------------------------------------------------------------------------
                                                                          1992                    1991                    1990
(In thousands, except per share         1994      1993        1992  Continuing        1991  Continuing        1990  Continuing
 data and total assets)               ACTUAL    Actual      Actual    Entities      Actual    Entities      Actual    Entities
                                    --------  --------  ----------  ----------  ----------  ----------  ----------  ----------
Interest income                     $863,484  $825,547  $1,062,207  $  932,689  $1,742,380  $1,286,681  $2,208,119  $1,729,665
Interest expense                     278,947   310,857     542,012     482,890   1,104,779     823,627   1,370,822   1,072,253
Net interest income                  584,537   514,690     520,195     449,799     637,601     463,054     837,297     657,412
Income (loss) before cumulative
  effect of accounting changes       279,105   131,396       7,028       1,486    (543,303)   (549,656)   (195,005)   (235,576)
Cumulative effect of accounting
  changes                             (7,528)   38,962          --          --          --          --          --          --
Net income (loss)                    271,577   170,358       7,028       1,486    (543,303)   (549,656)   (195,005)   (235,576)
Income (loss) per common
  share - fully diluted
   Before cumulative effect of
    accounting changes                  5.11      2.51         .08        (.05)     (14.36)     (14.53)      (5.22)      (6.28)
   Cumulative effect of
    accounting changes                  (.14)      .74          --          --          --          --          --          --
   Net income (loss)                    4.97      3.25         .08        (.05)     (14.36)     (14.53)      (5.22)      (6.28)
Cash dividends declared per
  common share                           .40        --          --          --          --          --        1.19        1.19
Obligations under capital leases       8,473     8,861       9,386       9,386       9,627       9,627       9,814       9,814
Long-term debt                       373,000   386,752     437,112     437,112     463,989     441,989     448,178     443,255
Total assets (in millions)            13,294    13,909      14,397      14,397      18,132      15,694      23,530      18,545
                                    ========  ========  ==========  ==========  ==========  ==========  ==========  ==========


      41(a)

APPENDIX

APPENDIX 1 - Description of "Core Earnings" Chart on Page 17
The Corporation reported core earnings (in millions) for 1990 through 1994 as follows: $323.6 in 1990; $119.0 in 1991; $154.0 in 1992; $232.9 in 1993; and
$308.8 in 1994. Core earnings is defined as income before credit provisions, OREO expenses, securities gains and losses, certain nonrecurring items, income taxes and the cumulative effect of changes in accounting principle. Also, core earnings reported for 1990 through 1992 reflect Continuing Entity data. It is noted on the chart that the Restructuring program was announced in July of 1991.

APPENDIX 2 - Description of "Core Efficiency Ratio" Chart on Page 22
The Corporation reported a core efficiency ratio for 1990 through 1994 as follows: 60.5% in 1990; 81.1% in 1991; 75.5% in 1992; 66.5% in 1993; and
59.9% in 1994. The core efficiency ratio is defined as noninterest expenses (excluding OREO expenses and certain nonrecurring items) as a percentage of the sum of net interest income plus noninterest income (excluding securities gains or losses and certain nonrecurring items). Also, the core efficiency ratios reported for 1990 through 1992 reflect Continuing Entity data. It is noted on the chart that the Restructuring program was announced in July of 1991.

APPENDIX 3 - Description of "Composition of Loan Portfolio" Chart on Page 26 The composition of the Corporation's loan portfolio at December 31, 1994, consists of the following: Commercial, Financial and Foreign loans, 36.0%; Construction and Land development loans, 7.1%; Long-term Commercial Mortgage loans, 18.6%; and Consumer loans, 38.3%.

APPENDIX 4 - Description of "Composition of Core Deposits" Chart on Page 34 The composition of the Corporation's core deposits on a percentage basis at December 31, 1994 compared to December 31, 1991 is as follows: Noninterest-bearing Demand deposits for 1994 is 27.5% vs. 20.0% in 1991; Interest-bearing Demand and Savings deposits for 1994 is 29.0% vs. 19.4% in 1991; Insured Money Market deposits for 1994 is 18.6% vs. 24.1% in 1991 and Other Time deposits for 1994 is 24.9% vs. 36.5% in 1991.

APPENDIX 5 - Description of "Capital Ratios" Chart on Page 39
The Corporation reported capital ratios at December 31, 1990 through 1994 as follows: Tier 1 Risk based, 5.9% in 1990, 4.3% in 1991, 6.8% in 1992, 9.3% in
1993 and 13.1% in 1994; Total Risk-based, 8.9% in 1990, 7.7% in 1991, 10.8% in
1992, 13.3% in 1993 and 17.2% in 1994; and Leverage, 4.8% in 1990, 3.4% in
1991, 5.2% in 1992, 6.8% in 1993 and 9.4% in 1994.  It is noted on the chart that minimum regulatory standards are 4% for Tier 1 Risk-based, 8% for Total Risk- based and 3% for Leverage. It is also noted on the chart that the Restructuring program was announced in July, 1991.

Midlantic Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per share data)


YEAR ENDED DECEMBER 31                                               1994         1993          1992
____________________________________________________________________________________________________
INTEREST INCOME
  Interest and fees on loans                                     $676,741    $ 663,410    $  844,240
  Interest on investment securities
    Taxable interest income                                       116,082       91,036       171,188
    Tax-exempt interest income                                        805        1,012        10,233
  Interest on deposits in other banks                              17,586       18,319         5,869
  Interest on other short-term investments                         52,270       51,770        30,677
                                                                 --------    ---------    ----------
    Total interest income                                         863,484      825,547     1,062,207
                                                                 --------    ---------    ----------
INTEREST EXPENSE
  Interest on deposits                                            223,366      262,886       483,154
  Interest on short-term borrowings                                21,128       11,586        17,341
  Interest on long-term debt                                       34,453       36,385        41,517
                                                                 --------    ---------    ----------
    Total interest expense                                        278,947      310,857       542,012
                                                                 --------    ---------    ----------
Net interest income                                               584,537      514,690       520,195
  Provision for loan losses                                        21,625       81,343       140,580
                                                                 --------    ---------    ----------
Net interest income after
 provision for loan losses                                        562,912      433,347       379,615
NONINTEREST INCOME
  Trust income                                                     43,263       41,459        46,776
  Service charges on deposits                                      77,337       78,815        79,478
  Investment securities (losses) gains                             (6,663)       7,005        52,753
  Net gains on disposition of assets                               32,300           --        35,208
  Other                                                            67,973       59,174        76,150
                                                                 --------    ---------    ----------
    Total noninterest income                                      214,210      186,453       290,365
                                                                 --------    ---------    ----------
                                                                  777,122      619,800       669,980
                                                                 --------    ---------    ----------
NONINTEREST EXPENSES
  Salaries and benefits                                           226,676      219,332       257,221
  Net occupancy                                                    44,354       44,622        51,410
  Equipment rental and expense                                     23,542       26,881        35,776
  Other real estate owned, net                                      5,212      134,337        99,744
  FDIC assessment charges                                          28,407       33,841        34,090
  Legal and professional fees                                      45,174       51,511        51,403
  Restructuring charges                                                --           --        22,500
  Other                                                            99,752       88,923       107,964
                                                                 --------    ---------    ----------
    Total noninterest expenses                                    473,117      599,447       660,108
                                                                 --------    ---------    ----------
Income before income taxes and cumulative effect of
  accounting changes                                              304,005       20,353         9,872
Income tax expense (benefit)                                       24,900     (111,043)        2,844
                                                                 --------    ---------    ----------
Income before cumulative effect of accounting changes             279,105      131,396         7,028
Cumulative effect of the changes in accounting for
 postemployment benefits in 1994 and for income taxes in 1993      (7,528)      38,962            --
                                                                 --------    ---------    ----------
NET INCOME                                                       $271,577    $ 170,358    $    7,028
                                                                 ========    =========    ==========
INCOME PER COMMON SHARE
  Income before cumulative effect of accounting changes
    Primary                                                         $5.18        $2.51          $.08
    Fully diluted                                                    5.11         2.51           .08
  Cumulative effect of the change in accounting for
   postemployment benefits in 1994 and for income taxes in 1993
    Primary                                                          (.14)         .76            --
    Fully diluted                                                    (.14)         .74            --
  Net income
    Primary                                                          5.04         3.27           .08
    Fully diluted                                                    4.97         3.25           .08
                                                                    =====        =====          ====
    See Notes to Consolidated Financial Statements.

Midlantic Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEET
(Dollars in thousands)


DECEMBER 31                                                         1994            1993
________________________________________________________________________________________
ASSETS
  Cash and due from banks                                    $   819,928     $   712,960
  Interest-bearing deposits in other banks                       242,659         488,821
  Other short-term investments                                   871,000       1,290,000
  Investment securities (market value 1994,
   $2,666,812; 1993, $2,467,793)                               2,756,543       2,455,410

  Loans (net of unearned income of $144,850
   in 1994 and $137,241 in 1993)                               8,237,959       8,409,697
  Less: allowance for loan losses                                349,520         400,311
                                                             -----------     -----------
    Net loans                                                  7,888,439       8,009,386
                                                             -----------     -----------
  Premises and equipment, net                                    146,523         155,129
  Due from customers on acceptances                               17,546          11,084
  Other assets                                                   550,900         786,388
                                                             -----------     -----------
      Total assets                                           $13,293,538     $13,909,178
                                                             ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Domestic deposits
    Noninterest-bearing demand                               $ 2,847,782     $ 2,839,885
    Interest-bearing demand                                    1,361,287       1,433,690
    Savings                                                    1,636,908       1,582,614
    Retail money market accounts                               1,920,175       2,193,582
    CDs over $100,000                                            447,590         423,134
    Other time                                                 2,577,893       3,105,623
  Overseas branch deposits                                        15,699           9,273
                                                             -----------     -----------
    Total deposits                                            10,807,334      11,587,801
                                                             -----------     -----------
  Short-term borrowings                                          584,489         674,497
  Bank acceptances outstanding                                    17,546          11,084
  Other liabilities                                              136,983         126,480
  Long-term debt                                                 373,000         386,752
                                                             -----------     -----------
    Total liabilities                                         11,919,352      12,786,614
                                                             -----------     -----------
  Commitments and contingent liabilities
  Shareholders' equity
    Capital stock
     Preferred stock: no par value
       Authorized 40,000,000 shares
         Issued 500,000 shares in 1994 and 1993                   50,000          50,000
     Common stock: par value $3 per share
       Authorized 150,000,000 shares
         Issued 52,564,346 shares in 1994 and
          52,173,999 shares in 1993                              157,693         156,522
    Surplus                                                      611,205         603,732
    Retained earnings                                            558,385         312,310
    Net unrealized holding losses on available-
     for-sale securities, net of taxes                            (3,097)             --
                                                             -----------     -----------
    Total shareholders' equity                                 1,374,186       1,122,564
                                                             -----------     -----------
      Total liabilities and shareholders' equity             $13,293,538     $13,909,178
                                                             ===========     ===========
    See Notes to Consolidated Financial Statements.

Midlantic Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)


YEAR ENDED DECEMBER 31                                                    1994          1993          1992
__________________________________________________________________________________________________________
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                        $  271,577   $   170,358   $     7,028
   Adjustments to reconcile net income
    to net cash provided by operating activities
     Provisions for loan and OREO losses                                29,125       211,888       217,712
     Depreciation of premises and equipment                             21,638        23,909        30,323
     Amortization of goodwill and other intangibles                      6,460         6,334         7,696
     Deferred income tax (benefit) expense                             (26,784)      (74,023)       97,390
     Cumulative effect of the changes in accounting for
      postemployment benefits in 1994 and for income taxes in 1993       7,528       (38,962)           --
     Net (accretion) amortization of investment securities              (8,842)      (26,460)       34,535
     Accretion of net deferred loan fees                                (9,358)       (9,324)       (9,093)
     Restructuring charges (net of cash payments of $11,708)                --            --        10,792
     Net gains on the sales of assets                                  (36,121)      (11,107)      (74,965)
     Net decrease (increase) in trading account assets                  11,771       (12,720)       17,382
     Net decrease in other real estate owned, net                        7,460        33,697        56,534
     Net (increase) decrease in accrued interest receivable            (15,502)        3,191        43,447
     Net decrease in accrued interest payable                           (4,161)      (16,876)      (76,592)
     Net decrease in taxes receivable
      and net deferred tax asset                                        38,685        49,409        71,153
     Net decrease (increase) in other assets                            55,657        26,365       (18,139)
     Net (decrease) increase in other liabilities                         (114)      (23,649)       29,336
     Other                                                              (4,220)       (4,415)      (14,752)
                                                                    ----------   -----------   -----------
        Net cash provided by operating activities                      344,799       307,615       429,787
                                                                    ----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales of subsidiaries (exclusive of cash and due from banks of
   $682 in 1993 and $139,425 in 1992 and net of disposition
   costs paid of $2,860 in 1993)                                            --        15,322        46,283
  Bulk sales of loans and OREO                                         234,981       220,802            --
  Sales/securitizations of loans                                         7,184            --       383,745
  Sales of other real estate owned                                      66,127       145,340        99,668
  Net decrease (increase) in money market investments with an
   original maturity of 3 months or less                               309,187       155,225      (314,566)
  Proceeds from money market investments with
   an original maturity greater than 3 months                        1,433,952     2,272,097       226,000
  Purchases of money market investments with an
   original maturity greater than 3 months                          (1,077,977)   (2,165,040)     (869,097)
  Proceeds from sales of available-for-sale securities               1,036,224       580,255     2,328,315
  Proceeds from matured investment securities:
    Held-to-maturity                                                   461,731   { 1,493,930   {   774,128
    Available-for-sale                                                 645,672   {             {
  Purchases of investment securities:
    Held-to-maturity                                                  (959,999)  {(2,369,924)  {(3,011,470)
    Available-for-sale                                              (1,499,574)  {             {
  Net decrease (increase) in loans                                      18,855      (120,828)      959,802
  Purchases of premises and equipment                                  (15,723)      (16,087)      (12,723)
  Sales of premises and equipment                                        1,633         1,533         2,944
                                                                    ----------   -----------   -----------
        Net cash provided by investing activities                      662,273       212,625       613,029
                                                                    ----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net decrease in deposits                                            (780,467)     (968,732)   (1,317,632)
  Net (decrease) increase in short-term borrowings                     (90,008)      303,779      (125,903)
  Payments on long-term debt                                           (13,752)      (50,360)       (4,877)
  Proceeds from issuance of common stock                                 7,813       108,839       109,990
  Dividends paid                                                       (23,690)           --            --
                                                                    ----------   -----------   -----------
        Net cash used by financing activities                         (900,104)     (606,474)   (1,338,422)
                                                                    ----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                $  106,968   $   (86,234)  $  (295,606)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                       712,960       799,194     1,094,800
                                                                    ----------   -----------   -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $  819,928   $   712,960   $   799,194
                                                                    ==========   ===========   ===========
    See Notes to Consolidated Financial Statements.

Midlantic Corporation and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except share and per share data)


FOR THE THREE YEARS ENDED DECEMBER 31                                        1994         1993       1992
_________________________________________________________________________________________________________
PREFERRED STOCK AT JANUARY 1 AND DECEMBER 31                           $   50,000   $   50,000   $ 50,000
                                                                       ==========   ==========   ========
COMMON STOCK
 Balance at January 1                                                  $  156,522   $  138,443   $114,308
   Issuance of 5,750,000 common shares in a public offering
    in 1993 and an aggregate 7,650,000 common shares in an
    overseas offering and a private placement in 1992                          --       17,250     22,950
   Issuance of 35,776 common shares in 1994, 163,556 common
    shares in 1993 and 288,941 common shares in 1992 for
    preferred stock dividend                                                  107          491        867
   Issuance of 265,780 common shares and 2,790 common treasury shares in 1994, 97,498 common shares and 4,981 common treasury shares in 1993 and 106,312 common shares and 48,188 common treasury
    shares in 1992 for stock options and stock awards                         798          293        318
   Issuance of 88,791 common shares in 1994 and 15,127 common shares in 1993 purchased by Midlantic's 401(k) plan and Dividend
    Reinvestment and Stock Purchase Plan                                      266           45         --
                                                                       ----------   ----------   --------
 Balance at December 31                                                $  157,693   $  156,522   $138,443
                                                                       ==========   ==========   ========
SURPLUS
 Balance at January 1                                                  $  603,732   $  509,464   $420,125
   Issuance of common shares in public, overseas and
    private offerings                                                          --       89,890     86,534
   Issuance of common shares for preferred stock dividend                     799        3,135      3,810
   Issuance of common shares and common treasury shares for
    stock options and stock awards                                          4,488          918     (1,005)
   Issuance of common shares purchased by Midlantic's 401(k) plan
    and Dividend Reinvestment and Stock Purchase Plan                       2,186          325         --
                                                                       ----------   ----------   --------
 Balance at December 31                                                $  611,205   $  603,732   $509,464
                                                                       ==========   ==========   ========
RETAINED EARNINGS
 Balance at January 1                                                  $  312,310   $  145,578   $143,227
   Net income                                                             271,577      170,358      7,028
   Cash dividends declared in 1994
     Preferred stock                                                       (3,625)          --         --
     Common stock                                                         (20,971)          --         --
   Issuance of common shares for preferred stock dividend                    (906)      (3,626)    (4,677)
                                                                       ----------   ----------   --------
 Balance at December 31                                                $  558,385   $  312,310   $145,578
                                                                       ==========   ==========   ========
NET UNREALIZED HOLDING GAINS (LOSSES) ON
 AVAILABLE-FOR-SALE SECURITIES
   Net unrealized holding gain recognized on adoption of
    change in accounting for investment securities                     $    1,859   $       --   $     --
   Change in unrealized holding gains (losses)                             (4,956)          --         --
                                                                       ----------   ----------   --------
 Balance at December 31                                                $   (3,097)  $       --   $     --
                                                                       ==========   ==========   ========
TREASURY STOCK
 Balance at January 1                                                  $       --   $      (23)  $   (361)
  Addition of 2,790 common shares in 1994, 4,081 common shares
   in 1993 and 38,612 common shares in 1992                                   (75)         (95)    (1,037)
  Issuance of 2,790 common treasury shares in 1994, 4,981
   common treasury shares in 1993 and 48,188 common treasury
   shares in 1992 for stock options                                            75          118      1,375
                                                                       ----------   ----------   --------
 Balance at December 31                                                $       --   $       --   $    (23)
                                                                       ==========   ==========   ========
TOTAL SHAREHOLDERS' EQUITY
  Balance at January 1                                                 $1,122,564   $  843,462    727,299
  Net changes during period                                               251,622      279,102    116,163
                                                                       ----------   ----------   --------
  Balance at December 31                                               $1,374,186   $1,122,564   $843,462
                                                                       ==========   ==========   ========
    See Notes to Consolidated Financial Statements.

Midlantic Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
_____________________________________________

The accounting and reporting policies of Midlantic Corporation and Subsidiaries follow generally accepted accounting principles and general practices applicable to both the banking and bank-related industries. The policies which materially affect the determination of results of operations, financial position and cash flows are summarized below.


PRINCIPLES OF CONSOLIDATION - The consolidated financial statements of Midlantic Corporation ("MC") and its wholly-owned subsidiaries ("Midlantic" or the "Corporation") include the accounts of Midlantic Bank, National Association ("MB") and several smaller subsidiaries. All significant intercompany accounts and transactions have been eliminated.


RECLASSIFICATIONS - Certain amounts in the financial statements presented for prior periods have been reclassified to conform with the 1994 presentation.

Effective June 30, 1994 and for all prior periods presented, the Corporation reclassified factored receivables and the allowance for factored receivables from other assets/other liabilities to loans and the allowance for loan losses, respectively. Net discount income earned on factored receivables was reclassified from noninterest income to interest income on loans while the provision for losses on factored receivables was transferred from other noninterest expenses to the provision for loan losses. Such reclassifications were made to conform with general industry practice and did not have a material effect on Midlantic's results of operations or financial condition.


STATEMENT OF CASH FLOWS - The statement of cash flows is presented using the indirect method.

Cash equivalents, for the purpose of this statement, are defined as cash and due from banks.

The changes in accrued interest payable on interest rate swap contracts are netted against the changes in accrued interest receivable.

The changes in assets and liabilities presented in the cash flow statement are net of the effects of divestitures which are disclosed as the net proceeds received in such transactions.


MONEY MARKET INVESTMENTS - Money market investments are defined as interest-bearing deposits in other banks and other short-term investments. Other short-term investments include federal funds sold, term federal funds sold, commercial paper and securities purchased under resale agreements.


INVESTMENT SECURITIES - On January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards ("FAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities," which established the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. In accordance with FAS No. 115, those investments are classified and accounted for in three categories: (1) securities which Midlantic has both the positive intent and ability to hold until maturity (held-to-maturity securities) are reported at amortized/accreted cost; (2) securities which are purchased and held principally for the purpose of selling in the near term (trading securities) are reported at fair value with unrealized gains and losses included in earnings (which is consistent with the prior accounting policy for such securities); and (3) available-for-sale securities, which do not meet the criteria of the other categories, are reported at fair value with unrealized gains and losses, net of applicable income taxes, reported as a separate component of shareholders' equity and excluded from earnings. Gains or losses on the sale of securities are determined using the specific identification method.

Prior to January 1, 1994, investments in debt securities that Midlantic had both the intent and ability to hold until maturity were stated at cost, adjusted for premiums or discounts. Debt securities identified for possible sale prior to their contractual maturities in order to meet asset and liability management objectives and marketable equity securities were carried at the lower of aggregate cost or market value.


LOANS - Loan origination fees and certain direct loan origination costs are netted and the deferred amounts are amortized as adjustments of the loans' yields. Midlantic generally amortizes net loan fees over the contractual lives of the related loans.

Unearned interest income on all loan categories is taken into earnings over the terms of the related loans.


NONACCRUAL LOANS AND OTHER REAL ESTATE OWNED - Loans are generally reported as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if in management's judgment there is little likelihood that the borrower will be able to comply with the contractual terms of the loan or if management concludes that there exists other imminent signs of deterioration. Loans, with the exception of partially charged off loans or loans with any portion classified as doubtful, may be placed back on accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms, involving payments of cash or cash equivalents. The remaining recorded balance of a partially charged off loan may be returned to accrual status if the entire contractual loan balance, together with all unpaid contractual interest, is determined to be fully collectible.

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

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

OREO is carried at the lower of the recorded investment in the loan or the fair value less estimated costs of disposal of the property ("net realizable value"). Upon transfer of a loan to OREO status, an appraisal is made of the foreclosed property (or the underlying collateral in the case of an ISF) and any excess of the loan balance over net realizable value is charged against the allowance for loan losses. Subsequent adjustments to net realizable value, primarily determined through appraisals of the properties and the overall condition of the real estate market, are recognized through a provision charged to OREO expense. Costs incurred for the holding of OREO properties, net of rental income (if any) and gains or losses on the sale of OREO, are also charged/credited directly to OREO expense.

When a loan is transferred to nonaccrual status or directly to OREO, it is Midlantic's general policy to reverse interest income accrued but not received for the current period and charge interest accrued but not yet received for prior periods against the allowance for loan losses.


RENEGOTIATED LOANS - Loans are considered troubled debt restructurings under FAS No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings" if, for economic or legal reasons, a concession has been granted to the borrower related to the borrower's financial difficulties that the creditor would not otherwise consider. Midlantic has restructured certain loans in instances where a determination was made that greater economic value will be realized under new terms than through foreclosure, liquidation or other disposition. Prior to demonstrating performance, restructured loans are classified as nonaccrual. When restructured loans can demonstrate performance (as generally evidenced by six months of pre- or post-restructuring payment performance in accordance with the restructured terms, or by the presence of other significant factors) such loans are classified as "renegotiated loans" and accrual of interest resumes. Renegotiated loans that have demonstrated performance and have an effective yield greater than or equal to a market interest rate at the date of closing are classified as accruing loans in the reporting period following the year they were disclosed as renegotiated and were so disclosed in the annual financial statements for that year. In those cases where the average current yield differs from the effective yield, interest income on renegotiated loans is recognized on the more conservative average current yield basis until certain contingencies are met.


ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses.
Loans, or portions of loans, which are determined to be uncollectible are charged against the allowance account and subsequent recoveries, if any, are credited to the account. In establishing an appropriate allowance, factors that are considered include an assessment of the financial condition of individual borrowers, a determination of the value and adequacy of underlying collateral, including appraisals as required, the composition and balance of the credit portfolio, a review of historical loss experience, and an analysis of the levels and trends of delinquencies, charge-offs and the risk ratings of the various loan categories. Such factors as the level and trend of interest rates and the condition of the national and local economies are also considered.


ACCOUNTING FOR LOAN IMPAIRMENT - In May, 1993, the Financial Accounting Standards Board issued FAS No. 114 "Accounting by Creditors for Impairment of a Loan" and in October, 1994, issued FAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," both of which are effective for fiscal years beginning after December 15, 1994. Under FAS No. 114, an impaired loan is defined as a loan for which it is probable, based on current information, that the lender will not collect all amounts due under the contractual terms of the loan agreement. FAS No. 114 requires that impaired loans be measured based upon either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the calculated measurement of the impaired loan is less than the recorded investment in the loan, the deficiency is recognized through a provision to the allowance for loan losses. FAS No. 118 amends the provisions of FAS No. 114 regarding the recognition of interest income on impaired loans, allowing banks to substantially use the methods of income recognition presently in effect. Upon adoption, Midlantic will continue to account for income on these loans using the method previously described in "Nonaccrual loans and other real estate owned." FAS No. 114 also provides for the reclassification of all ISFs outstanding from OREO to the loan portfolio as nonaccrual loans at their current carrying value. The Corporation will no longer be required to identify and isolate future loans that may meet the former criteria for ISF classification. The adoption of FAS Nos. 114 and 118 in the first quarter of 1995 will not have a material impact on Midlantic's financial condition or results of operations at the time of adoption.


PREMISES AND EQUIPMENT, NET - Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the terms of the leases or the estimated useful lives of the improvements. Expenditures for maintenance and repairs are charged to expense; major replacements, renewals and betterments are capitalized. Gains and losses on dispositions are reflected in current operations.


ASSETS HELD FOR ACCELERATED DISPOSITION - Assets held for accelerated disposition, included in other assets, consist of accruing and nonaccrual loans and OREO properties. These assets are carried at net realizable value.


INTANGIBLE ASSETS - Goodwill (excess cost over net assets acquired) resulting from various acquisitions is amortized generally on a straight-line basis over the estimated period to be benefitted. The remaining amortization period averages 15.5 years. Other intangibles, primarily consisting of the present value of excess servicing of loans that were securitized and sold, are being amortized over the estimated periods of benefit. The remaining amortization period averages 9 months.


TRUST INCOME - Trust income is recognized generally on a cash basis. The results of trust operations would not be materially different if reported on an accrual method.


PENSION PLANS - Midlantic has a noncontributory defined benefit pension plan which covers substantially all employees. Benefits are based upon years of service and generally upon the employee's average compensation during the four consecutive years prior to normal retirement which produces the highest average. Annual contributions to the plans are at least equal to the minimum amount, if any, required by the Employee Retirement Income Security Act of 1974 but no greater than the maximum amount that can be deducted for federal income tax purposes. Prior services costs are being amortized over 12 years.


POSTRETIREMENT BENEFITS - In the first quarter of 1993, the Corporation adopted FAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." FAS No. 106 requires that the projected future cost of providing postretirement health care and other benefits be recognized on an accrual basis during the periods employees provide services to earn those benefits. Midlantic has elected to amortize the transition obligation on a straight-line basis over a period of 20 years, beginning in 1993, and such transition obligation is included as a component of net periodic postretirement benefit cost. The transition obligation is the unrecognized amount of the accumulated postretirement benefit obligation ("APBO") in excess of the fair value of plan assets plus any recognized accrued postretirement benefit cost or less any recognized prepaid postretirement benefit cost for all plan participants at the point of adoption. Prior to 1993, Midlantic accounted for postretirement costs on a "pay-as-you-go" basis.


POSTEMPLOYMENT BENEFITS - In the first quarter of 1994, the Corporation adopted FAS No. 112 "Employers' Accounting for Postemployment Benefits" as a cumulative effect of a change in accounting principle, amounting to a charge of $7.5 million, net of income taxes, or $.14 per fully diluted common share. FAS No. 112 requires accrual accounting for postemployment benefits (benefits such as severance and disability payments to former or inactive employees after employment but before retirement), under the following circumstances: if the employees' rights to postemployment benefits are attributable to services already rendered; the rights to those benefits accumulate or vest; if payment of the benefits is probable; and if the amount of the benefits can be reasonably estimated. If the four criteria mentioned cannot be met, the employer must nevertheless accrue for any benefits when payment is both probable and estimable. Prior to 1994, the Corporation accounted for postemployment benefits on a "pay-as-you-go" basis.


OFF-BALANCE SHEET FINANCIAL INSTRUMENTS - In the ordinary course of business, the Corporation has entered into off-balance sheet financial instruments including commitments to extend credit, standby and commercial letters of credit and interest rate swap contracts. Amounts due or payable on such instruments are recorded on the balance sheet.

Midlantic enters into interest rate swap contracts to manage interest rate risk (the risk that changes in Midlantic's net interest income will occur from fluctuations in market interest rates, unscheduled payments and other events). Such instruments are used as interest rate hedges for certain groups of interest-earning assets and interest-bearing liabilities. The net periodic payments or receipts arising from these swaps are recognized on an accrual basis as adjustments to interest income/interest expense depending upon the underlying asset or liability that is hedged. Gains or losses, if any, on the termination of swap contracts entered into for hedging purposes are deferred and amortized/accreted over the shorter of the remaining term of the original swap contract or the remaining expected maturity of the hedged asset/liability.


ADVERTISING EXPENSES - Advertising costs are expensed as incurred.

INCOME TAXES - Midlantic adopted FAS No. 109 "Accounting for Income Taxes" in the first quarter of 1993 as a cumulative effect of a change in accounting principle. The cumulative effect of this change in accounting principle increased net income by $39.0 million or $.74 per fully diluted common share. FAS No. 109 required a change from the "deferred tax method," utilized prior to 1993, to a comprehensive tax allocation using the "liability method" of accounting for income taxes. Under the liability method, deferred income taxes are provided for temporary differences based upon the expected tax rates in the years that payment or receipt of such taxes is expected, and adjustment of the deferred tax asset or liability is required to reflect subsequent changes in income tax rates. The establishment of a valuation allowance is required for that portion of a deferred tax asset for which a tax benefit is not reasonably assured.

Prior to 1993, the Corporation accounted for income taxes in conformity with Accounting Principles Board Opinion No. 11 "Accounting for Income Taxes." A detail of the components of deferred federal income tax expense for 1992 is presented in Note 21.


INCOME PER COMMON SHARE - Primary income per common share ("primary EPS") is computed by dividing net income (less preferred stock dividends, declared or in arrears) by the weighted average number of common shares and common share equivalents outstanding during each year. Fully diluted income per common share ("fully diluted EPS") is determined by dividing net income (plus interest expense, net of federal income taxes on convertible subordinated debentures; less preferred stock dividends, declared or in arrears) by the weighted average number of common shares and common share equivalents outstanding during each year plus the number of shares issuable on conversion of debentures only if the effect of the interest expense and number of shares relating to the debentures are dilutive.

Primary and fully diluted income per common share before the cumulative effect of accounting changes are computed by dividing income before the cumulative effect of the accounting change by the same factors as those used to compute primary and fully diluted EPS.



2. DIVESTITURES AND INTERNAL MERGERS
____________________________________

On August 27, 1994, Continental Bank merged into Midlantic National Bank ("MNB") and the combined bank was renamed Midlantic Bank, National Association. Also in August 1994, MNB's direct parent, Midlantic Banks Inc., was merged into MC.

As part of Midlantic's objective to concentrate its business in its core market area, in 1993, Midlantic exited the Hong Kong market by selling its Hong Kong-based affiliate for a price of $16.0 million (which was substantially equal to book value). At December 31, 1992, the Hong Kong-based affiliate had total assets of $107.6 million.

During 1992, MC completed the following transactions pursuant to a restructuring program initiated during 1991 which encompassed a strategy to sell assets and subsidiaries located outside of New Jersey and southeastern Pennsylvania and consolidate operations in New Jersey in order to strengthen MC's capital position and focus on its core market:

.	On December 31, 1992, The Merchants National Bank & Trust Company of
	Syracuse ("Merchants") and Union National Bank ("Union") were sold to ONBANCorp, Inc. for a price of $93.3 million in cash and other consideration. At December 31, 1992, Merchants and Union had combined assets and shareholder's equity totalling $994.0 million and $77.7 million, respectively, and had combined net income for 1992 of $2.7 million.

.	On July 1, 1992, Central Trust Company ("Central") and Endicott Trust
	Company ("Endicott") were sold to Manufacturers & Traders Trust Company, a subsidiary of First Empire State Corporation, for a price of $114.8 million in cash and other consideration. At June 30, 1992, Central and Endicott had combined assets and shareholder's equity totalling $1.4 billion and $70.9 million, respectively, and had combined net income for 1992 through date of sale of $3.4 million.

.	On March 24, 1992, MC sold Midlantic Home Mortgage Corporation ("MHMC"),
	a mortgage banking subsidiary, for a total consideration of $44.6 million.

Midlantic recognized pretax gains in 1992 aggregating $15.5 million relating to those subsidiaries sold during that year, which included net pension curtailment and settlement gains totalling $4.8 million (see Note 20).

Restructuring charges in 1992 were recognized as a part of Midlantic's "FOCUS '92" program designed to reduce operating expenses and improve Midlantic's effectiveness in serving its customers and were comprised of $12.5 million for severance pay and outplacement services and $10.0 million for the write-off of leases and leasehold improvements, primarily for operational support buildings.



3. CASH AND DUE FROM BANKS
__________________________

Average cash balances to meet regulatory requirements of the Federal Reserve Board amounted to $374.0 million and $380.8 million at December 31, 1994 and 1993, respectively.

4. INVESTMENT SECURITIES
________________________

At December 31, 1994, the carrying amount of investment securities amounted to portfolio was $2,756.5 million, which consists of the fair value of available-for-sale securities of $333.3 million, the amortized cost of held-to-maturity securities of $2,415.6 million and trading securities of $7.6 million. The amortized cost, fair values and gross unrealized gains and losses of the securities portfolio at December 31, 1994 (excluding trading securities) are as follows:

                                                                      Gross       Gross
                                                    Amortized    Unrealized  Unrealized          Fair
AVAILABLE-FOR-SALE (In thousands)                        Cost         Gains      Losses         Value
_____________________________________________________________________________________________________
United States Treasury securities                  $  270,003          $ 28    $   (214)   $  269,817
Obligations of states and political subdivisions        6,275            --        (865)        5,410
Other securities                                       62,203           511      (4,646)       58,068
                                                   ----------          ----    --------    ----------
    Total                                          $  338,481          $539    $ (5,725)   $  333,295
                                                   ==========          ====    ========    ==========

                                                                      Gross       Gross
                                                    Amortized    Unrealized  Unrealized          Fair
HELD-TO-MATURITY (In thousands)                          Cost         Gains      Losses         Value
_____________________________________________________________________________________________________
United States Treasury securities                  $1,522,562          $ 12    $(27,756)   $1,494,818
Obligations of United States government agencies      874,446           920     (62,796)      812,570
Obligations of states and political subdivisions       12,137            42         (24)       12,155
Other securities                                        6,490            --        (129)        6,361
                                                   ----------          ----    --------    ----------
    Total                                          $2,415,635          $974    $(90,705)   $2,325,904
                                                   ==========          ====    ========    ==========

At December 31, 1993, the amortized cost, fair values and gross unrealized gains and losses of the securities portfolio (excluding trading securities of $19.4 million) are as follows:

                                                                         Gross       Gross
                                                        Amortized   Unrealized  Unrealized         Fair
(In thousands)                                               Cost        Gains      Losses        Value
_______________________________________________________________________________________________________
United States Treasury securities                      $1,278,711      $   458     $  (144)  $1,279,025
Obligations of United States government agencies        1,083,674        9,753        (689)   1,092,738
Obligations of states and political subdivisions            5,281            4        (562)       4,723
Other securities                                           68,360        3,732        (169)      71,923
                                                       ----------      -------     -------   ----------
    Total                                              $2,436,026      $13,947     $(1,564)  $2,448,409
                                                       ==========      =======     =======   ==========

The components of realized investment securities gains and losses for 1994, 1993 and 1992 are as follows:

(In thousands)                                           1994*        1993        1992
______________________________________________________________________________________
Gross realized investment securities gains            $ 3,031       $7,469     $56,977
Gross realized investment securities losses            (9,694)        (464)     (4,224)
                                                      -------       ------     -------
  Investment securities (losses) gains                $(6,663)      $7,005     $52,753
                                                      =======       ======     =======
    * Represents gains/losses on available-for-sale securities.

At December 31, 1994, a maturity distribution of the amortized cost, fair values and weighted average interest rates of the securities portfolio are as follows:

                                                               Obligations
                                                                 of States
AVAILABLE-FOR-SALE                            U.S.Treasury   and Political          Other
(In thousands)                                  Securities    Subdivisions(4)  Securities
_________________________________________________________________________________________
0-1 YEAR
  Amortized cost                                  $270,003          $   --        $    --
  Fair value                                       269,817              --             --
  Average yield (1)                                   5.48%             --%            --%
1-5 YEARS
  Amortized cost                                  $     --          $   --        $    --
  Fair value                                            --              --             --
  Average yield (1)                                     --%             --%            --%
5-10 YEARS
  Amortized cost                                  $     --          $   --        $    --
  Fair value                                            --              --             --
  Average yield (1)                                     --%             --%            --%
10+ YEARS
  Amortized cost                                  $     --          $6,275        $33,359
  Fair value                                            --           5,410         28,713
  Average yield (1)                                     --%            .25%          7.62%
NO MATURITY (2)
  Amortized cost                                  $     --          $   --        $28,844
  Fair value                                            --              --         29,355
TOTAL
  Amortized cost                                  $270,003          $6,275        $62,203
  Fair value                                       269,817           5,410         58,068
  Average yield (1)(3)                                5.48%            .25%          7.62%
                                                  ========          ======        =======

                                                Obligations      Obligations
                                                    of U.S.        of States
HELD-TO-MATURITY               U.S. Treasury     Government    and Political       Other
(In thousands)                    Securities       Agencies     Subdivisions  Securities
________________________________________________________________________________________
0-1 YEAR
  Amortized cost                  $  450,728       $     --          $11,563      $  600
  Fair value                         438,605             --           11,606         589
  Average yield (1)                     4.25%            --%            5.39%       6.41%
1-5 YEARS
  Amortized cost                  $1,071,834       $304,056          $   293      $2,278
  Fair value                       1,056,213        282,769              290       2,207
  Average yield (1)                     6.94%          6.18%            6.60%       6.63%
5-10 YEARS
  Amortized cost                  $       --       $491,937          $    72      $3,287
  Fair value                              --        452,168               70       3,272
  Average yield (1)                       --%          5.98%            8.00%       6.66%
10+ YEARS
  Amortized cost                  $       --       $ 78,453          $   209      $  325
  Fair value                              --         77,633              189         293
  Average yield (1)                       --%          8.53%            6.17%       7.33%
TOTAL
  Amortized cost                  $1,522,562       $874,446          $12,137      $6,490
  Fair value                       1,494,818        812,570           12,155       6,361
  Average yield (1)                     6.14%          6.28%            5.45%       6.66%
                                  ==========       ========          =======     =======

 (1)Average yields are computed on a yield-to-maturity basis.
 (2)Investment securities with no stated maturity include Federal Reserve Bank stock and other equity securities.
 (3)The total average yield excludes securities with no maturity.
 (4)Includes bonds with an aggregate amortized cost and fair value of $6.2 million and
    $5.4 million, respectively, on which the Corporation was not accruing interest at
    December 31, 1994.

Net unrealized holding losses on available-for-sale securities were $3.1 million (net of deferred tax benefits of $2.1 million) at December 31, 1994, compared to a $1.9 million gain (net of deferred taxes of $1.1 million) which was recorded on January 1, 1994 when FAS No. 115 was adopted, and were included as a component of shareholders' equity.

Investment securities (primarily obligations of the U.S. government and its agencies) carried at $884.0 million at December 31, 1994 and $849.6 million at December 31, 1993 were pledged for fiduciary powers, securities sold under repurchase agreements, and other purposes required by law.



5. LOANS
________

Loans at December 31, 1994 and 1993 consist of the following:

(In thousands)                                       1994              1993
___________________________________________________________________________
Commercial, financial and foreign              $3,018,972        $2,996,145
Real estate
  Construction and development                    591,701           834,013
  Long-term commercial mortgage                 1,563,800         1,664,757
  Long-term 1-4 family residential                544,428           636,632
Loans to individuals                            2,663,908         2,415,391
                                               ----------        ----------
  Total loans                                   8,382,809         8,546,938
Less: unearned income*                            144,850           137,241
                                               ----------        ----------
  Total loans, net of unearned income           8,237,959         8,409,697
Less: allowance for loan losses                   349,520           400,311
                                               ----------        ----------
  Net loans                                    $7,888,439        $8,009,386
                                               ==========        ==========
*Includes net deferred loan fees of $9.8 million in 1994 and $9.6 million in 1993.


6. ALLOWANCE FOR LOAN LOSSES
____________________________

An analysis of the allowance for loan losses for 1994, 1993 and 1992 is as follows:

(In thousands)                               1994        1993         1992
__________________________________________________________________________
Balance at beginning of period           $400,311   $ 670,545    $ 847,998
Allowances related to subsidiaries sold       --        (712)     (41,413)
Net charge-offs on loans sold in bulk
 sales or transferred to assets held
 for accelerated disposition               (7,901)   (181,863)          --
Provision charged to operating expense     21,625      81,343      140,580
Recoveries on loans                        40,487      34,485       45,723
Loans charged off                        (105,002)   (203,487)    (322,343)
                                        ---------    ---------   ---------
Balance at end of period                $ 349,520    $ 400,311   $ 670,545
                                        =========    =========   =========

7. LOANS TO RELATED PARTIES
___________________________

Loans to related parties include loans made to directors and executive officers (and to any associates of such persons) of MC and MB. Associates of a director or executive officer include his immediate family and any corporation, venture or organization of which such director or executive officer is a general partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities. The following analysis shows the activity of related party loans for 1994:

(In thousands)
_____________________________________________________________________________
Balance at December 31, 1993                                        $ 142,424
Additions (1)                                                         518,091
Repayments (1)                                                       (536,717)
Other reductions (2)                                                  (27,869)
                                                                    ---------
Balance at December 31, 1994                                        $  95,929
                                                                    =========
(1) Activity during 1994 primarily represents utilization of several active revolving lines of credit.
(2) Represents removal of 15 loans to a former director of Midlantic.


At December 31, 1994, there were no related party loans classified as nonaccrual.



8. NONACCRUAL LOANS
___________________

Nonaccrual loans at December 31, 1994 and 1993 are as follows:

(In thousands)                                            1994            1993
______________________________________________________________________________
Nonaccrual loans
  Commercial, financial and foreign                   $ 81,304        $114,632
  Real estate
    Construction and development                        22,234          50,143
    Long-term mortgage                                  46,991          67,920
  Loans to individuals                                  14,473          32,604
                                                      --------        --------
      Total nonaccrual loans                          $165,002        $265,299
                                                      ========        ========
Impact on income
  Interest income that would have been recorded
   during the year on nonaccrual loans outstanding
   at period-end in accordance with original terms    $ 16,384        $ 27,904
  Less: interest income actually recorded on such
   nonaccrual loans during the year                      3,983           4,933
                                                      --------        --------
       Loss of interest income on nonaccrual
        loans outstanding at period-end               $ 12,401        $ 22,971
                                                      ========        ========



9. RENEGOTIATED LOANS
_____________________

Renegotiated loans at December 31, 1994 and 1993 are as follows:

(In thousands)                                            1994          1993
____________________________________________________________________________
Renegotiated loans                                     $59,821      $172,058
                                                       =======      ========
Impact on income
  Interest income that would have been recorded
   during the year on renegotiated loans outstanding
   at period-end in accordance with original terms     $ 4,683      $  9,970
  Less: interest income actually recorded on
   such renegotiated loans during the year               3,887         8,092
                                                       -------      --------
     Loss of interest income on renegotiated
      loans outstanding at period-end                  $   796      $  1,878
                                                       =======      ========

The loans presented in the above table are performing in accordance with their new terms. At December 31, 1994, there were no commitments to extend credit on renegotiated loans.



10. PREMISES AND EQUIPMENT, NET
_______________________________

At December 31, 1994 and 1993, premises and equipment, net, consist of the following:

(In thousands)                                      1994                  1993
______________________________________________________________________________
Land                                            $ 24,385              $ 24,946
Buildings                                        132,600               133,501
Vaults, equipment and fixtures                   203,823               196,132
Leasehold improvements                            45,937                45,400
Capitalized leases                                12,156                12,067
                                                --------              --------
                                                 418,901               412,046
Less: allowance for depreciation and
      amortization                               272,378               256,917
                                                --------              --------
Premises and equipment, net                     $146,523              $155,129
                                                ========              ========

11. OTHER ASSETS
________________

At December 31, 1994 and 1993, other assets consist of the following:

(In thousands)                                       1994           1993
________________________________________________________________________
Net deferred tax asset                           $203,653       $176,869
Accrued interest receivable                        92,783         77,281
Goodwill                                           88,394         93,799
OREO, net                                          82,804        132,670
Assets held for accelerated disposition            10,105        158,157
Other                                              73,161        147,612
                                                 --------       --------
Total other assets                               $550,900       $786,388
                                                 ========       ========


At December 31, 1993, the Corporation identified loans and OREO with an aggregate book value of $292.2 million which it placed for possible bulk sale. The assets for sale were reclassified to other assets as "assets held for accelerated disposition" at net realizable value of $158.2 million. During 1994, substantially all of the assets (which primarily represented real estate development loans and holdings of land in New Jersey and Pennsylvania) as well as certain other loans and OREO that were added to assets held for accelerated disposition during 1994, were sold in several transactions for a net gain of $32.3 million. The assets remaining in assets held for accelerated disposition at December 31, 1994, are expected to be sold or settled on an individual basis in 1995.



12. ALLOWANCE FOR OREO
______________________

An analysis of the allowance for OREO for 1994, 1993 and 1992 is as follows:

(In thousands)                                1994         1993        1992
___________________________________________________________________________
Balance at beginning of period            $ 37,032     $ 46,101    $ 48,609
Allowances related to subsidiaries sold         --           --      (1,250)
Charge-offs on OREO sold in bulk sales
 or transferred to/from assets held for
 accelerated disposition                       702      (77,027)         --
Provision charged to operating expense       7,500      130,545      77,132
Write-downs to net realizable value        (31,672)     (62,587)    (78,390)
                                          --------     --------    --------
Balance at end of period                  $ 13,562     $ 37,032    $ 46,101
                                          ========     ========    ========



13. DEPOSITS
____________

The following shows the time remaining to maturity of domestic time certificates of deposit of $100,000 or more at December 31, 1994:

(In thousands)
____________________________________________________________________
Three months or less                                        $282,905
Over three through six months                                 64,937
Over six through twelve months                                34,822
Over twelve months                                            64,926
                                                            --------
    Total                                                   $447,590
                                                            ========

The majority of overseas branch deposits is in denominations of $100,000 or more.



14. SHORT-TERM BORROWINGS
_________________________

At December 31, 1994, 1993 and 1992, short-term borrowings consist of the following:

(In thousands)                                             1994         1993        1992
________________________________________________________________________________________
Federal funds puchased
  At December 31    - Balance                          $ 37,570     $ 34,754    $ 50,605
                    - Weighted average interest rate       5.47%        3.03%       2.87%
  During the year   - Maximum outstanding at any
                       month-end                       $ 43,810     $ 80,880    $101,220
                    - Daily average                      35,458       46,726      65,584
                    - Weighted average interest
                       rate paid                           4.19%        2.99%       3.52%
Securities sold under repurchase agreements
  At December 31    - Balance                          $516,919     $609,743    $286,492
                    - Weighted average interest rate       5.36%        3.13%       2.83%
  During the year   - Maximum outstanding at any
                       month-end                       $575,021     $609,743    $459,616
                    - Daily average                     522,714      318,985     408,755
                    - Weighted average interest
                       rate paid                           3.56%        2.91%       3.22%
Other borrowings
  At December 31    - Balance                          $ 30,000     $ 30,000    $ 33,621
                    - Weighted average interest rate       5.20%        2.71%       2.41%
  During the year   - Maximum outstanding at any
                       month-end                       $ 30,000     $ 34,920    $150,789
                    - Daily average                      26,500       28,680      50,861
                    - Weighted average interest
                       rate paid                           3.97%        3.12%       3.72%
                                                       ========     ========    ========

Included in securities sold under repurchase agreements at December 31, 1993 was $244.1 million of borrowings which Midlantic assumed under a security lending program ("SL Program"). Under the SL Program, the Corporation made available to an unaffiliated third party, tax-exempt income on certain loans and invested the proceeds in higher-yielding taxable securities. The SL Program was structured to allow Midlantic to continue to utilize the tax benefits of the loans upon their return. The transaction was reported as a borrowing with the tax-exempt loans remaining on Midlantic's consolidated balance sheet and the proceeds reported in short-term borrowings. As a result of changes in the Corporation's tax position during 1994, the SL Program was terminated and Midlantic's right to recognize the tax-exempt income was re-established upon their return on October 20, 1994.

All federal funds purchased mature in one day and, with the exception of the previously mentioned borrowings related to the SL Program, the majority of securities sold under repurchase agreements mature within 30 days. Other borrowings consist principally of demand notes to the U.S. Treasury.



15. LONG-TERM DEBT
__________________

At December 31, 1994 and 1993, long-term debt of MC consists of:

(In thousands)                                           1994             1993
______________________________________________________________________________
9.20% Subordinated Capital Notes Due
 August 1, 2001                                      $100,000         $100,000
9.875% Subordinated Capital Notes
 Due December 1, 1999                                 100,000          100,000
9 1/4% Notes Due September 1, 1999                    100,000          100,000
8 1/4% Convertible Subordinated Debentures
 Due July 1, 2010                                      73,000           75,000
7 3/4% Debentures due March 1, 1998
 (redeemed in January, 1994)                               --           11,752
                                                     --------         --------
     Total long-term debt                            $373,000         $386,752
                                                     ========         ========


In January 1994, the Corporation redeemed the remaining outstanding 7 3/4% debentures at par value totalling $11.8 million. Also during 1994, Midlantic repurchased $2.0 million of its 8 1/4% convertible subordinated debentures. During the next four years (1995-1998) there are no scheduled principal payments or maturities on long-term obligations. In 1999, the $100 million of 9 1/4% notes and the $100 million of 9.875% subordinated capital notes will mature in September and December of that year, respectively.

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

The 8 1/4% debentures are convertible into MC common stock at any time on or before maturity unless previously redeemed, at a conversion price of $48 per share, subject to adjustments in certain events. The debentures are redeemable by MC at a price equal to 101.50% of principal amount and at prices declining to 100% of principal amount on and after July 1, 1996.

The 8 1/4% debentures are subordinated to all current and future indebtedness of MC and the 9.20% and 9.875% notes are subordinated to all current and future indebtedness of MC only for borrowed money and certain other indebtedness unless such future indebtedness is specified as not superior in right of payment to the 8 1/4% debentures or the 9.20% or 9.875% notes. The 8 1/4% debentures are senior in right of payment to MC's 9.20% and 9.875% notes.

The indenture under which MC's 9.20% and 9.875% subordinated notes, 8 1/4% debentures and 9 1/4% notes were issued limit the sale or other disposition of the voting stock or assets of MB or the merger or consolidation of MB with an unaffiliated corporation.



16. CAPITAL STOCK
_________________

PREFERRED STOCK
MC's Term Adjustable Rate Cumulative Preferred Stock - Series A ("Preferred Stock-A"), no par value, had an annual dividend rate of 7.625% in the first quarter of 1992 and 7.25% for the remainder of 1992 through year-end 1994, based upon a $100 stated value per share. On July 22, 1992, pursuant to an agreement between Midlantic and the sole holder of the Preferred Stock-A, MC issued 225,941 shares of its common stock in full satisfaction of $2.9 million of dividends in arrears and its second quarter 1992 Preferred Stock-A dividend requirement in lieu of cash dividends. Based on the agreement, quarterly dividends on Preferred Stock-A may be paid, at MC's option, in cash or common stock, subject to certain limitations. When paid through the issuance of common stock, the number of shares is determined based upon the average market price of MC's common stock for the five business days immediately preceding the date the dividend is declared. Based on the agreement, the dividend rate of 7.25% will remain in effect for dividend periods commencing prior to April 1, 1997. The dividend rate thereafter is adjusted in relationship to rates derived from certain U.S. Treasury obligations, but in no event shall the annual dividend rate be less than 6% or more than 12%. The Preferred Stock-A can be redeemed solely at the option of MC at a redemption price of $100 per share plus accrued and unpaid dividends to the date of redemption provided, however, that prior approval for redemption must be obtained from the Federal Reserve Bank of New York. Preferred Stock-A has a liquidation value of $100 per share plus accrued and unpaid dividends to the date of final distribution prior to any distribution to holders of the common stock of MC. No dividends may be paid on the common stock of MC unless full cumulative dividends on all outstanding shares of Preferred Stock-A have been paid or declared and set aside for payment for all dividend periods. Subsequent to July 1992, through the fourth quarter of 1993, the quarterly dividends on Preferred Stock-A were paid in shares of MC's common stock. All 1994 dividend requirements on the Preferred Stock-A were paid by the Corporation in cash. The fourth quarter dividend was paid in January, 1995.

Pursuant to the agreement, quarterly dividends are payable in the first month following the end of each quarter. Prior to 1994, preferred dividends were declared and paid during the first month following the dividend-related quarter. During 1994, MC began declaring quarterly dividends on Preferred Stock-A in the last month of the quarter to which the dividend pertains. Therefore, dividends declared during 1994 are comprised of all 1994 dividend requirements plus the dividend for the fourth quarter of 1993, which was declared and paid in January, 1994.


COMMON STOCK
On May 4, 1993, MC issued, through a public offering, 5.75 million shares of common stock for a net cash price of $107.1 million.

On August 13, 1992, pursuant to an agreement entered into with Fox-Pitt, Kelton N.V. ("FPK"), an international investment banking firm, FPK purchased
6.6 million shares of MC common stock for a net cash price of $94.1 million.

On August 24, 1992, five United States investors purchased, through a private placement, a total of 1.05 million shares of MC common stock for an aggregate cash price of $15.4 million.



17. STOCK PURCHASE RIGHTS
_________________________

The stock purchase rights ("Rights") are equivalent to one Right for each outstanding common share of MC and will be exercisable if a person or group acquires beneficial ownership of 15 percent or more of MC's outstanding common stock or voting securities, or commences a tender or exchange offer that would result in such person or group acquiring beneficial ownership of 15 percent or more of MC's outstanding common stock or voting securities. Each Right will initially entitle its holder to buy one one-hundredth of a share of a new series of participating preferred stock of MC at an exercise price of $125.
In the event a person or group acquires 15 percent or more of the common stock or voting securities of MC (except in transactions approved by the Board of Directors) or thereafter MC is acquired in a merger or other business combination or more than 50 percent of its assets, earning power or cash flow is sold, each Right will then entitle its holder to acquire shares of MC or the acquiring person, as the case may be, having a value of twice the Right's exercise price. MC may redeem the Rights at $.01 per Right any time until the tenth business day following public announcement that a 15 percent position has been acquired. The Rights will expire on March 12, 2000.



18. FINANCIAL INSTRUMENTS
_________________________

OFF-BALANCE SHEET RISK
In the normal course of business, there are various financial instruments which are properly not recorded in the consolidated financial statements. Midlantic's risk of accounting loss due to the credit risks and market risks associated with these off-balance sheet instruments varies with the type of financial instrument. Principal or notional amounts may not necessarily indicate the degree of exposure involved. Credit risk represents the possibility of a loss occurring from the failure of another party to perform in accordance with the terms of a contract. Market risk represents the possibility that future changes in market prices may make a financial instrument less valuable.

The following table summarizes the notional amounts of Midlantic's significant off-balance sheet financial instruments at December 31, 1994 and 1993:

NOTIONAL AMOUNTS OF OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
(In thousands)                                            1994           1993
_____________________________________________________________________________
Unused commitments to extend credit                 $2,724,949     $2,691,026
Financial standby letters of credit
 and similar arrangements                              116,468        128,230
Performance standby letters of credit
 and similar arrangements                              151,670        174,291
Commercial letters of credit and other
 short-term trade-related contingencies                 45,920         48,993
Interest rate swaps*                                 3,448,500      4,267,617
Forward interest rate swap agreements                       --        300,000
Foreign exchange contracts                              44,711         58,714
                                                    ==========     ==========
*All interest rate swaps are held for purposes other than trading.

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

Financial standby letters of credit and similar arrangements are irrevocable obligations to fund outstanding loans or debt instruments of customers in the event of default of principal and/or interest payments to third parties. These instruments principally support the debt of private corporations.

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

Interest rate risk refers to the periodic and cumulative exposure from changes in interest rates on earnings and capital. While Midlantic, like any financial institution, will typically incur some amount of interest rate risk in the normal course of providing services to its borrowing customers and depositors, the Corporation's policy is to protect its earnings and capital from undue exposure to interest rate volatility. Midlantic's Asset/Liability Committee assesses the degree of this risk by simulating the Corporation's earnings under alternative balance sheet structures and under a variety of interest rate scenarios, with the actual amount of such risk typically maintained at a manageable percent of net interest income (generally less than five percent) and capital.

Earnings exposure to interest rates arises primarily from mismatches in the maturity and repricing distribution of the Corporation's assets and liabilities including hedging positions created by interest rate swaps. For example, at any point in time, if more of the Corporation's outstanding assets are scheduled to mature or to reprice earlier than its liabilities, the Corporation's earnings may be vulnerable to a decline in the general level of interest rates because in this circumstance the Corporation's asset yields would decline sooner than its funding costs. Conversely, if more of the Corporation's liabilities reprice or mature earlier than its assets, earnings may be exposed to an increase in the general level of interest rates since funding costs would tend to rise before asset yields.

In order to maintain earnings and capital exposure to interest rate changes within prudent bounds, Midlantic utilizes interest rate swaps to hedge existing balance sheet items that have a high degree of inverse rate correlation to the swap. The Corporation enters into interest rate swap arrangements for hedging purposes only. The notional amount of each swap represents the base on which interest due each counterparty is calculated. The notional amounts do not represent values exchanged by the counterparties and are not recorded on the balance sheet.

Most of the interest rate swaps outstanding as of December 31, 1994 and 1993 entitled Midlantic to receive or pay a fixed rate of interest to the final, fixed maturity of each swap in exchange for a variable rate of interest, which is reset quarterly and generally tied to the three month LIBOR (an internationally recognized interest rate index).

At December 31, 1994 and 1993, all interest rate swaps were tied to either a fixed rate, LIBOR or the prime rate and the Corporation did not maintain or utilize any exchange traded futures contracts, options or other exchange traded off-balance sheet derivative financial instruments. Midlantic has not engaged in any swap transactions as an intermediary, although the Corporation may decide to do so in the future if customer demand warrants. Midlantic is not a party to any leveraged derivative contract.

Where Midlantic has entered into interest rate swap contracts for which the Corporation receives a fixed rate of interest and pays a variable interest rate, at December 31, 1994, the hedged items include $1.6 billion of loans whose yields are indexed to the prime rate and $925.0 million of fixed-rate certificates of deposit. The purpose of these contracts is to hedge against the volatility of short-term market interest rates.

In the case of interest rate swap contracts for which Midlantic has agreed to pay a fixed rate and receive a variable rate, the hedged items are investment securities bearing fixed rates of interest with stated original maturities of five to seven years. The purpose of these hedges is to reduce the risk that over the term of the investment the yield on similar securities increases and consequently the value of Midlantic's investment declines.

During 1994, the Corporation entered into $300.0 million (notional amount) of swap contracts in which it pays an interest rate tied to the prime rate and receives LIBOR. The purpose of these contracts is to hedge against the risk that funding costs might rise faster than the prime rate on the underlying hedged prime rate-based commercial mortgage loans.

To illustrate the effectiveness of interest rate swaps, in the case of those interest rate swaps hedging prime rate-based loans, if the prime rate was to decline, the reduction in interest income from these loans would be largely offset by an increase in the net exchange rate received on the swap contracts by Midlantic. In the event of an increase in market interest rates, loan interest income would increase but the net exchange rate on the swaps would decline. However, the change in loan interest may not be equal to the change in swap income as the variable LIBOR rates on these swaps are repriced at more frequent intervals and typically in smaller increments than the prime rate.

The following table provides a breakout by hedged item of Midlantic's interest rate swaps at the end of each of the past two years and the rates received and paid:
                                             DECEMBER 31, 1994
                                 ___________________________________________
                                         Weighted   Weighted    Net Exchange
                                          Average    Average            Rate
                                 Notional   Fixed   Variable       Favorable
(In millions)                     Amounts    Rate       Rate*   (Unfavorable)
____________________________________________________________________________
Receive a fixed
  rate of interest
   Hedging commercial and
    financial loans                $1,200    5.56%      5.90%           (.34)%
   Hedging construction and
    development loans                 125    4.89       5.69            (.80)
   Hedging long-term
    commercial mortgage loans         300    5.83       5.71             .12
   Hedging retail certificates
    of deposit                        925    5.45       5.73            (.28)
Pay a fixed rate
  of interest (all hedging
   U.S. government agency
   securities)                        599    4.68       5.96            1.28
Receive and pay a
  variable rate of
  interest (all hedging
  long-term commercial                300     N/A       6.04 (receive)  }.08
  mortgage loans)                                       5.96 (pay)      }
                                   ======    ====       ====            ====

                                                 December 31, 1993
                                 ___________________________________________
                                         Weighted   Weighted    Net Exchange
                                          Average    Average            Rate
                                 Notional   Fixed   Variable       Favorable
(In millions)                     Amounts    Rate       Rate*   (Unfavorable)
____________________________________________________________________________
Receive a fixed
  rate of interest
   Hedging commercial and
    financial loans                $1,300    5.64%      3.46%           2.18%
   Hedging construction and
    development loans                 275    5.30       3.39            1.91
   Hedging long-term
    commercial mortgage loans         300    5.83       3.47            2.36
   Hedging retail certificates
    of deposit                      1,250    5.35       3.42            1.93
   Hedging repurchase agreements      244    3.44       3.35             .09
Pay a fixed rate
  of interest (all hedging
   U.S. government agency
   securities)                        899    5.15       3.40           (1.75)
                                   ======    ====       ====           =====
* The variable rates are tied to either LIBOR or the prime rate and the weighted average rate was calculated using the December 31 rates as a constant. If rates were to subsequently increase/decrease, the net exchange rate would vary accordingly.
N/A - Not Applicable


The following table details the Corporation's interest rate swap activity during 1994 and 1993:

SWAP ACTIVITY (In millions)               1994                   1993
_____________________________________________________________________
Interest rate swaps outstanding
  at beginning of year
     Receive fixed                      $3,369                 $2,525
     Pay fixed                             899                     --
     Receive and pay variable               --                     --
New swaps
     Receive fixed                          --                    944
     Pay fixed                             300                    899
     Receive and pay variable              300                     --
Matured swaps
     Receive fixed                         596                    100
     Pay fixed                              --                     --
     Receive and pay variable               --                     --
Swaps terminated
     Receive fixed                         223*                    --
     Pay fixed                             600*                    --
     Receive and pay variable              --                      --
                                        ------                 ------
Interest rate swaps outstanding
  at end of year
     Receive fixed                      $2,550                 $3,369
     Pay fixed                             599                    899
     Receive and pay variable              300                     --
                                        ======                 ======
* Interest rate swap contracts were terminated at values that did not require the recognition of gains or losses.

Credit risk associated with interest rate swap contracts arises from the potential for a counterparty to default on its obligations. Midlantic attempts to limit credit risk by transacting only with the most creditworthy counterparties. All counterparties to contracts in place as of December 31, 1994 and 1993 were associated with organizations having securities rated as investment grade by independent rating agencies. The list of eligible counterparties, setting of counterparty limits and monitoring of credit exposure for swaps is overseen by the Credit Policy Committee, a group of senior executives, many of whom have extensive credit risk management experience. The credit risk portion of all interest rate swaps is included in risk assets for the purpose of calculating risk-based capital ratios.

As of December 31, 1994 and 1993, the estimated credit exposure associated with interest rate swap contracts was $50.2 million and $90.7 million, respectively, representing those swaps that show a positive (favorable) mark-to-market position. As of both December 31, 1994 and 1993, there were no deferred gains or losses on swaps terminated during those years.

The following tables provide both a maturity distribution of Midlantic's interest rate swaps at December 31, 1994 and a summary of fair values for the end of each of the past two years:

                                                        Notional Amounts
                                          __________________________________________
                                          Receive        Pay    Receive and
MATURITY DISTRIBUTION (In millions)         Fixed      Fixed   Pay Variable    Total
____________________________________________________________________________________
1995 - First quarter                       $  400       $ --           $ --   $  400
     - Second quarter                          --         --             --       --
     - Third quarter                           --         --             --       --
     - Fourth quarter                       1,000         --             --    1,000
1996                                          900         --            300    1,200
1997                                          250        599             --      849
                                           ------       ----           ----   ------
  Total interest rate swaps                $2,550       $599           $300   $3,449
                                           ======       ====           ====   ======

                                          Receive        Pay   Receive and
FAIR VALUE (In thousands)                   Fixed      Fixed  Pay Variable      Total
_____________________________________________________________________________________
AT DECEMBER 31, 1994
  Contracts with a positive
    mark-to-market position              $     --    $48,362       $ 1,813   $ 50,175
  Contracts with a negative
    mark-to-market position               (60,876)        --        (5,538)   (66,414)
                                         --------    -------       -------   --------
Net fair value of interest rate swaps    $(60,876)   $48,362       $(3,725)  $(16,239)
                                         ========    =======       =======   ========
AT DECEMBER 31, 1993
  Contracts with a positive
    mark-to-market position              $ 85,878    $ 4,806       $    --   $ 90,684
  Contracts with a negative
    mark-to-market position                    --     (2,801)           --     (2,801)
                                         --------    -------       -------   --------
Net fair value of interest rate swaps    $ 85,878    $ 2,005       $    --   $ 87,883
                                         ========    =======       =======   ========

The following table describes the direct impact of interest rate swaps on net interest income for each of the past two years. In 1992, interest rate swaps had a negligible effect on net interest income as most of the swaps outstanding at December 31, 1992 had been entered into during the fourth quarter of that year. Since that time, Midlantic has used such swaps exclusively as one of several tools to manage interest rate risk. Any net benefit or expense derived from these interest rate contracts is intended as an offset to changing levels of net interest income related to specific assets or liabilities on the Corporation's balance sheet and should be evaluated in that context.

(In thousands)                                   1994        1993
_________________________________________________________________
Benefit to interest income                    $16,893     $40,056
Benefit to interest expense                    13,569      25,721
                                              -------     -------
  Benefit to net interest income              $30,462     $65,777
                                              =======     =======


At December 31, 1993, Midlantic held a firm commitment for delivery, on April 1, 1994, of $300.0 million of interest rate swap contracts. The swaps were delivered on April 1, 1994 and terminated shortly thereafter.

Foreign exchange contracts and spot contracts are agreements in which a seller agrees to deliver and a buyer agrees to purchase a foreign currency at a future date. The exchange date, amount and rate are specified in the contract. Foreign exchange contracts are generally for periods ranging from one week to one year and usually require the customer to have a supporting line of credit, whereas spot contracts usually have two day terms. Midlantic generally enters into such agreements on behalf of its customers who provide the necessary funding on or before the exchange date. Failure of a customer to fund the contract and failure of a contract counterparty to buy/sell the contracted foreign currency represent the credit risk associated with this instrument. Market risk, resulting from possible fluctuations in currency exchange rates, occurs when a customer or contract counterparty fails to fulfill his obligation under the contract and Midlantic is then obligated to purchase or sell the foreign currency on its own account. Gains or losses on foreign exchange contracts and spot contracts are currently and have been historically immaterial.

CONCENTRATIONS OF CREDIT RISK
Since Midlantic's predominant focus in mortgage lending has been to finance real estate in its immediate market area, individual state concentrations of credit risk exist in commercial mortgage loans (long-term commercial mortgages and construction and development loans) in New Jersey and Pennsylvania. Commercial mortgage lending in these states is similarly affected by economic conditions such as housing and commercial development starts, building occupancy rates and real estate values. At December 31, 1994 and 1993, consolidated commercial mortgage loans, which are primarily secured by the underlying real estate, totalled $2.2 billion and $2.5 billion, respectively. New Jersey and Pennsylvania comprised approximately 90 percent of consolidated commercial mortgage loans in both years. Commitments to extend credit and standby letters of credit for commercial mortgage loans in these states aggregated $369.3 million and $12.5 million, respectively, at December 31, 1994, and $361.4 million and $32.3 million, respectively, at December 31, 1993.


FAIR VALUE
Generally accepted accounting principles ("GAAP") require disclosure of the fair value of financial instruments for which it is practicable to estimate fair value. GAAP permits the use of simplified assumptions in order to provide a reasonable estimate of fair value at a reasonable cost. In determining the fair value of financial instruments, GAAP requires the use of quoted market prices, if available. In situations where quoted market prices are not available, fair values are based on Midlantic's best estimate of fair value using techniques that include the present value of future cash flows. Those techniques are significantly affected by the assumptions used, including projections of future cash flows and discount rates. Changes in either the assumptions used or the discount rates could have a material impact on the calculated fair values of these financial instruments. Midlantic's estimate of fair value for certain financial instruments cannot be substantiated by comparison to independent markets, nor may the estimated fair value represent the amounts that would actually be realized in the sale or liquidation of the financial instrument. Furthermore, Midlantic's assumptions about the fair value of financial instruments are based on estimates of market conditions at the balance sheet date and do not reflect possible changes in those conditions subsequent to that date. GAAP excludes certain financial instruments from its scope, does not require an estimate of the value of anticipated future operations and excludes all nonfinancial instruments from its disclosure requirements. For these and other reasons, the aggregate fair value of financial instruments presented do not purport to represent the underlying value of Midlantic taken as a whole and should not be compared to the fair value of other financial institutions, which may differ depending upon the assumptions made and the valuation techniques employed.

The inherent volatility of the fair value of financial instruments is, in part, created by changes in market interest rates. Midlantic manages interest rate risk as part of its overall asset and liability management process. It is a result of that process that unrealized gains or losses on the asset side of the balance sheet will, to some degree, offset unrealized gains or losses on the liability side. Certain unrealized gains as measured under GAAP may not be actualized by Midlantic due to contractual restrictions and the possible absence of alternative investments bearing equally favorable terms.

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

LOANS - The fair value of loans is determined by segmenting the loan portfolio based on loan type, credit quality and interest rate repricing characteristics. Performing variable rate loans, which are primarily indexed to the prime rate, have a fair value equal to the present value of future projected cash flows, discounted at the current spread over prime, reduced for credit risk by estimating future credit losses. The fair value of performing fixed rate loans is based upon the present value of future projected cash flows. Discount rates used in estimating fair value for fixed rate installment loans are based upon the current rates offered by Midlantic for similar loans with the same remaining maturities. Discount rates used in estimating fair value for all other fixed rate loans are derived from corporate debt yields with comparable remaining maturities and similar credit grades, adjusted for servicing costs. The fair value of nonaccrual loans is based upon management's estimate of the expected future cash flows discounted using an interest rate commensurate with the risk involved. Midlantic has and may continue to securitize segments of its loan portfolio and has also sold or identified for sale, certain problem loans in bulk transactions;
however, the loan portfolio is generally intended to be held until maturity and unrealized gains and losses are not expected to be realized in the ordinary course of business.

OTHER ASSETS - Financial instruments included in other assets consist of accrued interest receivable and amounts due from customers on acceptances (both of which have a carrying value that approximates fair value due to their short-term maturities) and excess servicing fee receivables (which have a fair value approximating carrying value as they are periodically adjusted to approximate market). Other assets also include assets held for accelerated disposition. The carrying amounts of the assets included in this classification approximate those assets' fair values net of the estimated costs of sale.

DEPOSITS - The fair values of demand deposits (both interest-bearing and noninterest-bearing) and savings accounts are, by definition under GAAP, the amount payable on demand at the balance sheet date. The carrying amounts for variable rate deposits represent a reasonable estimate of fair value. The fair value of fixed rate certificates of deposit is based on the discounted value of the future expected cash flows. Discount rates are based on the current rates offered by Midlantic for similar deposits with the same remaining maturities.

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

The estimated fair values and related carrying amounts of the Corporation's consolidated balance sheet financial instruments are as follows:

                                             1994                           1993
                               ___________________________     ___________________________
                                      Fair        Carrying            Fair        Carrying
(In thousands)                       Value          Amount           Value          Amount
__________________________________________________________________________________________
FINANCIAL ASSETS
  Cash and due from banks and
    money market investments   $ 1,933,587     $ 1,933,587     $ 2,491,781     $ 2,491,781
  Investment securities (1)      2,666,812       2,756,543       2,467,793       2,455,410
  Loans (2)                      7,943,970       7,888,439       8,164,308       8,009,386
  Other assets                     116,963         116,963         219,221         219,221
FINANCIAL LIABILITIES
  Deposits (2)                  10,800,416      10,807,334      11,635,613      11,587,801
  Short-term borrowings            584,489         584,489         674,497         674,497
  Other liabilities                 27,614          27,614          20,106          20,106
  Long-term debt                   376,844         373,000         426,627         386,752
                               ===========     ===========     ===========     ===========

(1) Includes trading assets of $7.6 million and $19.4 million at December 31, 1994 and
    1993, respectively.
(2) The weighted average discount rate used in the discounted cash flow calculations for loans was equal to 9.00 percent compared to a weighted average contractual yield of
    8.58 percent in 1994 and a discount rate of 6.72 percent compared to a contractual yield of 7.45 percent in 1993.  The weighted average discount rate used in the discounted cash flow calculations for deposits was equal to 4.14 percent compared to a weighted average  contractual yield of 4.48 percent in 1994 and a discount rate of
    2.60 percent compared to a contractual yield of 4.08 percent in 1993. The weighted average contractual yields do not include benefits realized (if any) from interest rate swap positions.


The estimated fair values of Midlantic's financial instruments whose notional amounts are not recorded in the consolidated balance sheet at December 31, 1994 and 1993 are as follows (1):

(In thousands)                                          1994         1993
_________________________________________________________________________
Asset (liability)
Unused commitments to extend credit                 $ (9,411)    $(18,654)
Financial standby letters of credit
 and similar arrangements                               (582)        (561)
Performance standby letters of credit
 and similar arrangements                               (727)      (1,572)
Commercial letters of credit and other
 short-term trade-related contingencies                 (115)        (122)
Interest rate swaps, net                             (16,239)      87,883
Forward interest rate swap agreements                     --        4,875
Foreign exchange contracts (2)                            --           --
                                                    ========     ========
(1) The carrying amounts of such financial instruments are not significant.
(2) The fair value of foreign exchange contracts at both December 31, 1994 and 1993 has been determined to be insignificant.


In both 1994 and 1993, the fair value of Midlantic's loan portfolio exceeded its carrying value primarily because the unallocated portion of the allowance for loan losses includes consideration of credit losses related to other financial instruments, largely unused commitments to extend credit and letters of credit. Further, in 1993, the total fair value of loans had been favorably affected by the low interest rate environment, which similarly had a negative impact on the fair value of deposits. In 1994, the spread between the fair value and the carrying value of the Corporation's loan portfolio had contracted somewhat due primarily to the effect of a rising interest rate environment. Increases in market interest rates during 1994 had a favorable effect on the fair value of Midlantic's deposit liabilities.

19. OTHER COMMITMENTS AND CONTINGENCIES
_______________________________________

Minimum lease payments at December 31, 1994, under net noncancelable real property operating lease commitments for succeeding years are: $15.0 million in 1995; $12.4 million in 1996; $9.9 million in 1997; $7.7 million in 1998;
$6.9 million in 1999; and $17.4 million thereafter. Operating expenses include equipment and occupancy rentals of $17.8 million in 1994, $18.8 million in 1993 and $22.4 million in 1992.

MC and various directors and former officers of MC are defendants in a consolidated action, initially commenced in March 1990, pending in Federal District Court in New Jersey (the "Action"). The Action has been instituted by shareholders of MC, either on behalf of MC against various directors and former officers of MC, or directly against MC and various directors and former officers of MC. In general, the Action seeks damages payable either to MC or to the shareholders and holders of certain debt securities because of alleged discrepancies between certain public statements made by MC and later results of MC's operations. The Action includes claims that certain actions of MC are void. The claims are based upon alleged violations of the United States securities laws and New Jersey common law. In their pleadings, plaintiffs do not seek damages in a stated dollar amount. As of December 31, 1994, the parties to the Action had reached a tentative agreement for the full settlement of the Action. During 1994, the Corporation recognized as an operating expense the amount of its anticipated contribution to the settlement. Settlement of the Action is subject to certain conditions, including complete documentation of the settlement agreement and court approval.

Midlantic is subject to claims and lawsuits which arise primarily in the ordinary course of business and the Action. Based upon information currently available and advice received from legal counsel representing Midlantic in connection with such claims, lawsuits and the Action, it is the opinion of management that the disposition or ultimate determination of such claims, lawsuits and the Action will not have a material adverse effect on the consolidated financial position or results of operations of Midlantic.


20. RETIREMENT AND OTHER BENEFIT PLANS
______________________________________

INCENTIVE AND PROFIT SHARING PLANS
Midlantic has a formal plan that provides for the granting to key employees supplementary compensation in the form of awards of MC common stock, incentive or nonqualified stock options to purchase MC common stock and stock appreciation rights or a combination thereof. MC common stock can be purchased through incentive or nonqualified stock options at not less than the fair market value on the dates the options are granted, but in no event less than the par value of MC common stock. The stock appreciation rights, which relate to specific options granted, permit the qualifying employee, under certain limitations, to exercise a right, in lieu of the related option, to receive in cash or MC common stock an amount equal to the excess of the fair market value of the shares subject to such options over the option price per share. At December 31, 1994, MC had reserved 2,974,357 shares of authorized common stock for issuance in connection with outstanding nonqualified or incentive stock options under its current plan and predecessor plans and those shares which remain available for grant as stock awards or options.

Data with respect to outstanding options follows:

                        Number of                                        Number of
                          Options                                          Options
                   Outstanding at  Exercise                         Outstanding at   Exercise
Date of Grant   December 31, 1994     Price      Date of Grant   December 31, 1994      Price
_____________________________________________________________________________________________
May 15, 1985               21,300    $24.31      September 20, 1991         75,000    $ 6.25
June 19, 1985              11,200     39.38      October 16, 1991           37,800      6.00
May 21, 1986               21,377     44.67      November 20, 1991          25,000      5.56
June 18, 1986              16,750     49.69      February 25, 1992          80,000      7.94
January 18, 1990          245,316     27.82      May 20, 1992               47,000     11.63
January 18, 1990 *         22,900     27.82      June 17, 1992             820,850     12.50
June 20, 1990               2,400     15.50      July 21, 1992               3,000     15.88
January 16, 1991           24,500      3.25      September 16, 1992          6,000     13.81
April 11, 1991            190,000      6.81      December 16, 1992           7,500     17.25
July 17, 1991              80,000      5.63      June 22, 1994           1,108,000     28.31
                          =======    ======                              =========    ======
    *Stock appreciation rights are associated with these options.

Subject to certain exceptions, generally, 50 percent of an option grant becomes exercisable two years after the date of grant and 50 percent becomes exercisable three years after the date of grant. Options generally expire ten years after date of grant, unless earlier terminated, pursuant to the terms of the relevant plan or option agreement.

                                                                     Weighted
                                                                      Average
                                                                        Price
Nonqualified and Incentive Stock Options              shares        per Share
_____________________________________________________________________________
Outstanding at January 1, 1992                     1,605,372           $19.19
                                                   ---------           ------
Granted in 1992                                    1,130,000            12.19
Cancelled in 1992                                   (398,343)           26.02
Exercised in 1992                                   (144,500)            4.24
                                                   ---------           ------
Outstanding at December 31, 1992                   2,192,529            15.32
                                                   ---------           ------
Cancelled in 1993                                    (78,193)           27.30
Exercised in 1993                                    (86,314)           10.91
Expired in 1993                                       (3,149)           17.97
                                                   ---------           ------
Outstanding at December 31, 1993                   2,024,873            15.04
                                                   ---------           ------
Granted in 1994                                    1,108,000            28.31
Exercised in 1994                                   (268,570)           19.82
Cancelled in 1994                                    (17,477)           29.58
Expired in 1994                                         (933)           17.84
                                                   ---------           ------
Outstanding at December 31, 1994                   2,845,893           $19.67
                                                   =========           ======


During 1993, the Corporation established a 401(k) employee savings plan to provide for defined contributions and named it the Midlantic Savings and Investment Plan which covers substantially all employees of MC and its subsidiaries. Midlantic's contributions to the plan are a matching percentage of each employee's contribution up to 3.0 percent of the employee's salary.
An additional contribution of up to 2.0 percent may be made, subject to certain conditions. Employer contributions to the plan amounted to $4.3 million in 1994 and $1.9 million in 1993.


PENSION PLANS
The following table sets forth the funded status and amounts recognized in the consolidated balance sheet for Midlantic's pension plans at December 31, 1994 and 1993:

(In thousands)                                             1994          1993
_____________________________________________________________________________
Actuarial present value of benefit obligations
  Accumulated benefit obligation, including vested
   benefits of $193,401 and $206,092 in 1994 and
   1993, respectively                                  $ 196,779    $ 210,183
                                                       =========    =========
Projected benefit obligation                           $(219,908)   $(235,424)
Plan assets at fair value*                               258,782      265,596
                                                       ---------    ---------
  Plan assets at fair value in excess of
   projected benefit plan obligation                      38,874       30,172
Unrecognized net gain                                    (24,608)     (10,286)
Prior service cost not yet recognized in net
 periodic pension cost                                    16,202       13,876
Unrecognized net assets at January 1
 being recognized over 10 years                          (17,718)     (21,486)
Adjustment to recognize minimum liability                  1,882           --
                                                       ---------    ---------
Prepaid pension cost recognized in the
 consolidated balance sheet                            $  14,632    $  12,276
                                                       =========    =========
*Primarily comprised of equity and stock funds, fixed income funds, short-term funds, and U.S. government and agency obligations.


Net pension cost (credit) for 1994, 1993, and 1992 for Midlantic includes the following components:

(In thousands)                                              1994        1993         1992
_________________________________________________________________________________________
Service cost of benefits earned during the period       $  6,034    $  5,825     $  7,568
Interest cost on projected benefit obligation             17,308      16,617       16,344
Actual return on plan assets                              (6,839)    (27,656)     (23,295)
Net amortization and deferral                            (16,501)      4,848         (699)
                                                        --------    --------     --------
Net pension cost (credit)                               $      2    $   (366)    $    (82)
                                                        ========    ========     ========

The weighted average discount rate was 8.5 percent in 1994, 7.5 percent in 1993 and 8.0 percent in 1992 and the rate of increase in future compensation levels was 5.0 percent for 1994 and 1993 and 4.0 percent in 1992 which were used in the calculation of the actuarial present value of the projected benefit obligation of Midlantic. The expected long-term rate of return on assets was 8.5 percent in 1994 and 1993 and 9.0 percent in 1992.

As a result of the divestiture of Merchants, Union, Central, Endicott and MHMC and the termination of employees through the FOCUS '92 program, Midlantic recognized pension curtailment gains of $6.5 million and pension settlement losses of $1.3 million in 1992.


POSTRETIREMENT BENEFITS
Midlantic offers health care and life insurance benefits (although it retains the right to terminate or modify such benefits at its discretion) to employees who retire from the Corporation at age 55 or later and who meet certain eligibility requirements. The postretirement health care plan costs are shared between the Corporation and its retired employees. The postretirement life insurance plan is noncontributory. The plans are funded through a Voluntary Employee Beneficiary Association trust and postretirement benefit claims are paid as incurred.

The following table reconciles the funded status of the postretirement plans to the amounts recognized in the consolidated balance sheet at December 31, 1994 and 1993:

(In thousands)                                             1994          1993
_____________________________________________________________________________
Accumulated postretirement benefit obligation ("APBO")
  Retirees                                             $ 45,339      $ 49,872
  Fully eligible active plan participants                 5,112         5,391
  Other active plan participants                         12,130        12,975
                                                       --------      --------
Total accumulated postretirement benefit obligation    $ 62,581      $ 68,238
                                                       ========      ========
Plan assets at fair value                              $     --      $     --
Accumulated postretirement benefit obligation
 in excess of plan assets                                62,581        68,238
Unrecognized net gain                                    12,178         4,845
Unrecognized transition obligation                      (63,396)      (66,918)
                                                       --------      --------
Accrued postretirement benefit cost                    $ 11,363      $  6,165
                                                       ========      ========


The components of net periodic postretirement benefit cost accrued for 1994 and 1993 include the following:

(In thousands)                                             1994         1993
____________________________________________________________________________
Service cost of benefits earned during the period        $1,039      $ 1,423
Interest cost on accumulated postretirement
 benefit obligation                                       4,850        5,390
Amortization of transition obligation over 20 years       3,522        3,522
                                                         ------      --------
Net periodic postretirement benefit cost                 $9,411      $10,335
                                                         ======      ========


Postretirement benefits, expensed as incurred, totalled $6.3 million in 1992.

The weighted average discount rate used in determining the APBO was 8.0 percent in 1994 and 7.0 percent in 1993. The health care cost trend rate used to measure the expected cost of benefits covered by the plans for 1995 is 5.0 percent and future increases in such costs are, thereafter, capped at 5.0 percent. The trend in health care costs is expected to exceed the 5.0 percent cap indefinitely, therefore, the impact of a 1.0 percent increase in the assumed health care cost trend rates on the Corporation's future cost and the APBO at December 31, 1994 is insignificant.



21. INCOME TAXES

Income tax expense (benefit) includes the following components:

(In thousands)                              1994          1993*         1992
______________________________________________________________________________
Current tax expense (benefit)
  Federal                               $ 47,543     $ (39,444)     $(97,390)
  State                                    4,141         2,424         2,844
                                        --------     ---------      --------
     Total current                        51,684       (37,020)      (94,546)
                                        --------     ---------      --------
Deferred tax (benefit) expense
  Federal                                 13,372       (55,524)       97,390
  State                                  (40,156)      (18,499)           --
                                        --------     ---------      --------
     Total deferred                      (26,784)      (74,023)       97,390
                                        --------     ---------      --------
Total income tax expense (benefit)      $ 24,900     $(111,043)     $  2,844
                                        ========     =========      ========
*Excludes cumulative effect of the accounting change.


A reconciliation of income taxes computed at the statutory federal income tax rate to "income tax expense (benefit)" is as follows:

(In thousands)                                                      1994        1993*       1992
________________________________________________________________________________________________
Computed "expected" tax expense                                $ 106,402   $   7,124    $  3,356
Reduction in federal taxes resulting from tax-exempt income       (3,107)     (7,823)    (13,124)
Increase resulting from interest incurred to carry
 tax-exempt investments                                              104         450         947
Increase resulting from the amortization of goodwill               2,127       2,133       2,009
Decrease resulting from purchase accounting accretion income          --          --      (3,757)
State taxes on income, net of federal tax benefit                 15,531       3,502       1,877
Increase (decrease) resulting from the sale of subsidiaries           --         425     (49,409)
Increase resulting from tax benefits not recognized                   --          --      60,334
Decrease resulting from reduction of FAS No. 109
 valuation allowance                                            (106,815)   (109,998)         --
Increase (decrease) resulting from tax legislation, tax
 rate differentials on loss carryback refunds, and other
 required changes in deferred tax liabilities and assets          11,175      (3,613)         --
Other                                                               (517)     (3,243)        611
                                                               ---------   ---------    --------
Income tax expense (benefit)                                   $  24,900   $(111,043)   $  2,844
                                                               =========   =========    ========
    *Excludes cumulative effect of the accounting change.

Deferred income taxes reflect the impact of differences between the financial statements and income tax bases of assets and liabilities and available tax carryforwards. The temporary differences and tax carryforwards which created deferred tax assets and liabilities at December 31, 1994 and 1993 are as follows:

(In thousands)                                             1994          1993
_____________________________________________________________________________
DEFERRED TAX ASSETS
  Loan loss provision                                  $145,998     $ 169,601
  State net operating loss carryforwards                 42,237        82,079
  Minimum tax credit carryforwards                       26,404        41,471
  OREO                                                   13,496        25,305
  Other                                                  33,208        49,784
                                                       --------     ---------
                                                        261,343       368,240
  Valuation allowance                                        --      (106,815)
                                                       --------     ---------
    Total deferred tax assets                          $261,343     $ 261,425
                                                       ========     =========
DEFERRED TAX LIABILITIES
  Federal benefit of state temporary differences       $ 23,513     $  38,509
  Leasing                                                 3,990         9,215
  Depreciation                                            8,634        12,153
  Other                                                  21,553        24,679
                                                       --------     ---------
    Total deferred tax liabilities                     $ 57,690     $  84,556
                                                       ========     =========
      Net deferred tax asset                           $203,653     $ 176,869
                                                       ========     =========


The components of deferred federal income tax expense for the year ended December 31, 1992 are as follows:

(In thousands)                                                          1992
____________________________________________________________________________
Excess of tax over book income on lease financing                   $ (7,671)
Excess of tax over book provision for loan losses
  net of unrecognized tax benefits                                    56,955
Excess of tax over book recognition of income from
  excess servicing fees                                                 (794)
Excess of book over tax provision for OREO                            (3,146)
Minimum tax credit carryforward                                      (12,479)
Excess of book over tax depreciation expense                          (2,015)
Excess of tax over book pension/welfare benefits expense              13,519
Effect of not fully recognizing tax benefits on pretax
  book income adjusted for permanent tax differences                  49,833
Other                                                                  3,188
                                                                    --------
Deferred federal income tax expense                                 $ 97,390
                                                                    ========


In 1994, the Corporation provided $120.5 million of federal and state income taxes on operating earnings. This was offset in part by tax benefits of $95.6 million related to a reduction in the FAS No. 109 tax valuation reserve net of all required adjustments to deferred tax liabilities and assets. For 1993, Midlantic recognized tax benefits of $111.0 million comprised of a tax benefit related to a reduction in the FAS No. 109 tax valuation reserve of $110.0 million, plus a tax benefit of $6.7 million related to the impact on Midlantic of the 1993 federal tax legislation and the tax rate differential associated with Midlantic's tax loss carryback refunds, less $5.7 million of federal and state income tax expenses on operating earnings. The valuation reserve adjustments were the result of Midlantic's expectations for the realization of its deferred tax asset based upon estimated future profitability.

Income tax expenses in 1992 were attributable to state and local income taxes imposed on Midlantic's profitable subsidiaries. From mid-1991 through the fourth quarter of 1992, Midlantic was not able to recognize federal income tax benefits on its reported pretax loss based upon the accounting principles that existed prior to FAS No. 109.

As of December 31, 1994, Midlantic had available a minimum tax credit carryforward of $27.3 million which may be carried over indefinitely to offset regular taxes due in any future year in excess of the minimum tax liability for that year and a $625.7 million New Jersey state net operating loss carryforward. The New Jersey net operating loss carryforward is attributable to MB and expires during the period 1997 through 2000.

22. INCOME PER COMMON SHARE
___________________________

The following table summarizes the computation of income per common share for the years ended December 31, 1994, 1993 and 1992:



(In thousands, except share and per share data)                        1994         1993         1992
_____________________________________________________________________________________________________
EARNINGS APPLICABLE TO PRIMARY COMMON SHARES
  Income before cumulative effect of accounting changes            $279,105     $131,396      $ 7,028
  Preferred stock dividends                                          (4,531)      (3,626)      (3,672)
                                                                   --------     --------      -------
   Income before cumulative effect of accounting changes
    applicable to primary common shares                             274,574      127,770        3,356
  Cumulative effect of the changes in accounting for
   postemployment benefits in 1994 and for income taxes in 1993      (7,528)      38,962           --
                                                                   --------     --------      -------
      Net income applicable to primary common shares               $267,046     $166,732      $ 3,356
                                                                   ========     ========      =======
EARNINGS APPLICABLE TO FULLY DILUTED COMMON SHARES
  Income before cumulative effect of accounting changes
   applicable to primary common shares                             $274,574     $127,770      $ 3,356
  Interest expense on convertible subordinated debentures,
   net of income taxes                                                3,962        4,084          N/A
                                                                   --------     --------      -------
   Income before cumulative effect of accounting changes
    applicable to fully diluted common shares                       278,536      131,854        3,356
  Cumulative effect of the changes in accounting for
   postemployment benefits in 1994 and for income taxes in 1993      (7,528)      38,962           --
                                                                   --------     --------      -------
      Net income applicable to fully diluted common shares         $271,008     $170,816      $ 3,356
                                                                   ========     ========      =======
NUMBER OF AVERAGE SHARES
  Primary
    Average common shares outstanding                            52,365,028   50,098,667   41,176,415
    Average common share equivalents                                613,013      844,657      392,671
                                                                 ----------   ----------   ----------
      Average primary common shares                              52,978,041   50,943,324   41,569,086
                                                                 ==========   ==========   ==========
  Fully diluted
    Average common shares outstanding                            52,365,028   50,098,667   41,176,415
    Average common share equivalents                                617,953      907,372      777,390
    Average convertible subordinated debentures
     converted to common shares                                   1,538,870    1,562,500          N/A
                                                                 ----------   ----------   ----------
      Average fully diluted common shares                        54,521,851   52,568,539   41,953,805
                                                                 ==========   ==========   ==========
INCOME PER COMMON SHARE
  Income before cumulative effect of accounting changes
    Primary                                                           $5.18        $2.51         $.08
    Fully diluted                                                      5.11         2.51          .08
  Cumulative effect of the changes in accounting for
   postemployment benefits in 1994 and for income taxes in 1993
    Primary                                                            (.14)         .76           --
    Fully diluted                                                      (.14)         .74           --
  Net income
    Primary                                                            5.04         3.27          .08
    Fully diluted                                                      4.97         3.25          .08
                                                                      =====        =====         ====
N/A - Not Applicable


Convertible subordinated debentures were anti-dilutive in 1992 and have been excluded from the per common share computations for that period.



23.  CASH FLOW DATA
___________________

Cash paid during 1994, 1993 and 1992 for interest on deposits, short-term borrowings and long-term debt amounted to $283.1 million, $327.7 million and $625.6 million, respectively. Net cash paid for federal and state income taxes was $16.3 million in 1994, and net cash received was $81.5 million in 1993 and $165.2 million in 1992.

In several bulk sales transactions during 1993, Midlantic sold $219.5 million of distressed real estate loans (with charge-offs against the related allowance for loan losses of $84.5 million) and $74.1 million of OREO for cash proceeds of $220.8 million. In late 1993, Midlantic identified for possible bulk sale $218.2 million of real estate loans (with related charge-offs of $97.4 million) and $37.4 million of OREO (net of writedowns of $36.7 million) and transferred the net balance to other assets as assets held for accelerated disposition. During 1994, additional loans of $69.3 million (with related charge-offs of $12.2 million) and $876 thousand of net OREO were also transferred to other assets. By year-end 1994, Midlantic sold $201.9 million of such assets in bulk sales transactions for cash proceeds of $235.0 million, including a net gain of $32.3 million.

During 1992, Midlantic sold $411.0 million of automobile loan asset-backed certificates.

During 1994, 1993 and 1992, $24.0 million, $126.4 million and $166.6 million, respectively, of loans, net of charge-offs, were transferred into OREO. The aforementioned transfer of loans and OREO to assets held for accelerated disposition and the transfer of loans to OREO constituted non-cash transactions and, accordingly, are not reflected in the statement of cash flows.



24. PARENT COMPANY FINANCIAL STATEMENTS
_______________________________________

On August 27, 1994, Midlantic Banks Inc., the lower-tier bank holding company of MC, was merged into MC. The financial statements of MC presented below have been restated to reflect the combined entities for all periods presented.

The following condensed financial information for MC should be read in conjunction with the other notes to consolidated financial statements:

BALANCE SHEET AT DECEMBER 31 (In Thousands)                  1994         1993
______________________________________________________________________________
ASSETS
  Cash and due from banks                              $    2,239   $      624
  Other short-term investments                             19,000       39,700
  Investment securities                                   242,889       94,304
  Loans                                                       304      105,117
  Advances to subsidiaries                                     --        3,538
  Investments in subsidiaries
    Banks                                               1,476,113    1,260,448
    Nonbanks                                                6,508       10,874
  Other assets                                             24,877       26,904
                                                       ----------   ----------
      Total assets                                     $1,771,930   $1,541,509
                                                       ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Other liabilities                                    $   24,744   $   32,193
  Long-term debt                                          373,000      386,752
                                                       ----------   ----------
      Total liabilities                                   397,744      418,945
                                                       ----------   ----------
  Shareholders' equity
    Preferred stock                                        50,000       50,000
    Common stock                                          157,693      156,522
    Surplus                                               611,205      603,732
    Retained earnings                                     558,385      312,310
    Net unrealized holding losses on available-
     for-sale securities, net of taxes                     (3,097)          --
                                                       ----------   ----------
    Total shareholders' equity                          1,374,186    1,122,564
                                                       ----------   ----------
      Total liabilities and shareholders' equity       $1,771,930   $1,541,509
                                                       ==========   ==========



STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31
(In thousands)                                                         1994       1993       1992
_________________________________________________________________________________________________
INCOME
  Dividends from subsidiaries
    Banks                                                          $ 57,045   $ 31,081   $ 42,043
    Nonbanks                                                         13,172         --      8,000
  Interest on advances to subsidiaries                                2,426      1,441      1,476
  Interest on money market investments                                1,690      3,501      2,303
  Interest on investment securities                                   6,035      1,132        596
  Interest on loans                                                     616      2,555      1,043
  Net gains (losses) on disposition of assets                         1,009        (48)    16,952
  Management fees from subsidiaries                                  18,179     18,012     18,342
  Investment securities gains                                         2,815      2,138        466
  Other income                                                        1,252        661      5,024
                                                                   --------   --------   --------
                                                                    104,239     60,473     96,245
                                                                   --------   --------   --------
EXPENSES
  Interest                                                           34,463     36,385     41,918
  Provision for loan losses                                             450         --      1,630
  Salaries and benefits                                              12,638     13,835     10,247
  Other                                                              12,270     16,523     11,513
                                                                   --------   --------   --------
                                                                     59,821     66,743     65,308
                                                                   --------   --------   --------
  Income (loss) before income taxes, the cumulative
   effect of accounting changes and undistributed
   earnings (losses) of subsidiaries                                 44,418     (6,270)    30,937
  Income tax benefit                                                (10,425)   (16,673)    (1,664)
                                                                   --------   --------   --------
  Income before the cumulative effect of accounting changes and
   undistributed earnings (losses) of subsidiaries                   54,843     10,403     32,601
  Cumulative effect of the changes in accounting for
   postemployment benefits in 1994 and for income taxes in 1993        (854)     9,840         --
  Equity in undistributed earnings (losses) of subsidiaries         217,588    150,115    (25,573)
                                                                   --------   --------   --------
NET INCOME                                                         $271,577   $170,358   $  7,028
                                                                   ========   ========   ========

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
(In thousands)                                                          1994        1993        1992
____________________________________________________________________________________________________
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                                        $ 271,577   $ 170,358   $   7,028
 Adjustments to reconcile net income to net
  cash provided (used) by operating activities
    Equity in undistributed earnings of subsidiaries                (221,735)   (150,115)     (1,192)
    Amortization of goodwill and other intangibles                     3,536       3,556       3,783
    Depreciation of premises and equipment                               207         207         184
    Net gain on sale of assets                                        (3,824)       (281)    (17,398)
    Provision for loan losses                                            450          --       1,630
    Cumulative effect of the changes in accounting for
     postemployment benefits in 1994 and for income taxes in 1993        854      (9,840)         --
    Deferred income tax expense (benefit)                              1,384      (6,945)     56,913
    Net decrease in other assets                                       2,047      18,058      10,252
    Net (increase) decrease in taxes receivable and net
     deferred tax asset                                                 (174)      8,670     (55,993)
    Net (decrease) increase in other liabilities                      (6,809)        469      (9,456)
    Other                                                             (5,446)         13        (621)
                                                                   ---------   ---------   ---------
       Net cash provided (used) by operating activities               42,067      34,150      (4,870)
                                                                   ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
 Net cash proceeds from the sale of subsidiaries                          --       3,040     187,521
 Proceeds from sales of loans                                          7,184          --          --
 Net decrease in advances to subsidiaries                              3,538       8,935      14,041
 Net decrease (increase) in money market investments with
  an original maturity of 3 months or less                            20,700      (5,404)    (81,703)
 Purchase of money market investments with an
  original maturity greater than 3 months                                 --     (24,000)    (64,000)
 Maturities of money market investments with an
  original maturity greater than 3 months                                 --      83,000      64,000
 Purchases of available-for-sale securities                         (581,596)    (90,933)    (16,333)
 Maturities of available-for-sale securities                         417,072      18,702          --
 Proceeds from sales of available-for-sale securities                 28,273         919          --
 Distributions from partnership investments                               --         647         743
 Decrease (increase) in loans                                         98,179     (82,372)    (13,648)
 Capital injections to subsidiaries                                     (551)     (4,489)   (194,900)
 Purchases of premises and equipment                                    (117)       (255)        (96)
 Sales of premises and equipment                                           9           8          18
                                                                   ---------   ---------   ---------
       Net cash used by investing activities                          (7,309)    (92,202)   (104,357)
                                                                   ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
 Dividends paid                                                      (23,690)         --          --
 Proceeds from issuance of common stock                                7,813     108,839     109,990
 Payments on long-term debt                                          (13,752)    (50,360)     (4,806)
 Advances from affiliated companies                                    2,403          28          90
 Repayments on advances from affiliated companies                     (5,917)       (129)        (29)
                                                                   ---------   ---------   ---------
       Net cash (used) provided by financing activities              (33,143)     58,378     105,245
                                                                   ---------   ---------   ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                $  1,615   $     326   $  (3,982)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                         624         298       4,280
                                                                   ---------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                          $  2,239   $     624   $     298
                                                                   =========   =========   =========

25. CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
_____________________________________________________

                                                                              QUARTERS ENDED 1994
                                                                  _________________________________________
(In thousands, except per share data)                                 3/31       6/30       9/30      12/31
___________________________________________________________________________________________________________
Interest income                                                   $204,948   $212,048   $221,062   $225,426
Interest expense                                                    67,651     67,845     68,948     74,503
Net interest income                                                137,297    144,203    152,114    150,923
Provision for loan losses                                            8,021      5,604      5,000      3,000
Noninterest income
  Investment securities gains (losses)                               1,263     (4,637)        --     (3,289)
  Net gains on disposition of assets                                    --     25,056      1,064      6,180
  Other noninterest income                                          46,066     49,810     48,306     44,391
Noninterest expenses                                               120,984    124,321    114,839    112,973
Income before income taxes and cumulative effect of
 the change in accounting for postemployment benefits               55,621     84,507     81,645     82,232
Cumulative effect of the change in accounting for
 postemployment benefits                                            (7,528)        --         --         --
Net income                                                          45,825     72,279     76,247     77,226
Income (loss) per common share
  Income before cumulative effect of the change in
   accounting for postemployment benefits
     Primary                                                           .99       1.35       1.42       1.42
     Fully diluted                                                     .98       1.33       1.40       1.40
  Cumulative effect of the change in accounting for
   postemployment benefits
     Primary                                                          (.14)        --         --         --
     Fully diluted                                                    (.14)        --         --         --
  Net income
     Primary                                                           .85       1.35       1.42       1.42
     Fully diluted                                                     .84       1.33       1.40       1.40
Cash dividends per common share                                         --        .10        .13        .17
Weighted average common shares and common share equivalents
  Primary                                                           52,821     52,915     53,097     53,079
  Fully diluted                                                     54,403     54,467     54,618     54,600
                                                                  ========   ========   ========   ========

                                                                              Quarters Ended 1993
                                                                  _________________________________________
(In thousands, except per share data)                                 3/31       6/30       9/30      12/31
___________________________________________________________________________________________________________
Interest income                                                   $210,220   $207,169   $205,369   $202,789
Interest expense                                                    89,976     78,709     73,019     69,153
Net interest income                                                120,244    128,460    132,350    133,636
Provision for loan losses                                           20,540     15,624     14,598     30,581
Noninterest income
  Investment securities gains                                        4,851          9          3      2,142
  Other noninterest income                                          45,584     45,393     43,288     45,183
Noninterest expenses                                               178,632    134,490    129,307    157,018
Income (loss) before income taxes and cumulative effect of
 the change in accounting for income taxes                         (28,493)    23,748     31,736     (6,638)
Cumulative effect of the change in accounting for income taxes      38,962         --         --         --
Net income                                                          23,495     40,916     46,887     59,060
Income (loss) per common share*
  Income (loss) before cumulative effect of the change
   in accounting for income taxes
    Primary                                                           (.35)       .79        .87       1.10
    Fully diluted                                                     (.35)       .78        .86       1.08
  Cumulative effect of the change in accounting for income taxes
    Primary                                                            .83         --         --         --
    Fully diluted                                                      .83         --         --         --
  Net income
    Primary                                                            .48        .79        .87       1.10
    Fully diluted                                                      .48        .78        .86       1.08
Cash dividends per common share                                         --         --         --         --
Weighted average common shares and common share equivalents*
    Primary                                                         46,973     50,715     52,969     53,030
    Fully diluted                                                   47,042     52,277     54,601     54,610
                                                                  ========   ========   ========   ========

* For the quarter ended March 31, 1993, convertible subordinated debentures for fully diluted are anti-dilutive and have been excluded from the per share computations.

26. LENDING AND DIVIDEND LIMITATIONS
____________________________________

Under federal law, subject to exceptions, no bank subsidiary of MC may extend credit to MC or to its affiliates on terms and under circumstances which are not substantially the same or at least as favorable to the bank subsidiary as comparable extensions of credit to nonaffiliates and no extension of credit may be made by a bank subsidiary of MC to MC or its affiliates which is in excess of 10 percent of the capital stock and surplus of such subsidiary or in excess of 20 percent of the capital and surplus of such subsidiary as to extensions of credit to MC and its affiliates in the aggregate. Such extensions of credit, with limited exceptions, must be fully collateralized.

The approval of the Office of the Comptroller of the Currency ("OCC") is required if dividends declared in any year by a national bank, such as MB, exceed the bank's net income for that year combined with the retained net income of that bank for the two immediately preceding years. National banks are prohibited by law from declaring dividends when the bank has losses equal to or exceeding the bank's undivided profits and no dividends can be paid in an amount greater than the bank's undivided profits. Under the foregoing principles, at December 31, 1994, MB could declare dividends aggregating $384.2 million without regulatory approval. However, bank regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends which would constitute an unsafe and unsound banking practice. The OCC and the Board of Governors of the Federal Reserve ("FRB") have indicated that it would generally be an unsafe and unsound banking practice for banks and bank holding companies to pay dividends except out of current operating earnings. Capital requirements imposed by federal regulators could also further limit the dividend paying capacity of banks and bank holding companies (see Note 27).



27. REGULATORY MATTERS
______________________

During 1992, 1993 and in early 1994, MC and MNB were subject to written agreements with the FRB and the OCC, respectively. These agreements covered certain objectives and/or restrictions related to areas such as loan administration, credit risk and asset quality management, loan loss reserve adequacy, management structure and succession, compensation and severance policies, intercompany transactions, capital adequacy, liquidity and operating plans. Following significant improvement in financial condition, performance, asset quality and capital ratios, MC and MNB were released from these agreements in March, 1994.

Bank regulators currently establish several capital ratios as guidelines for banking institutions such as Midlantic and its bank subsidiary. The tier 1 ratio generally relates shareholders' equity, net of goodwill, certain intangibles and a portion of the deferred tax asset to total risk-weighted assets, which include the credit risk equivalent of certain off-balance sheet items. The total capital ratio relates the sum of tier 1 capital, qualifying long-term debt and a portion of the allowance for loan losses to total risk-weighted assets. The leverage ratio relates tier 1 equity to total assets, reduced by goodwill, certain intangibles and a portion of the deferred tax asset. The minimum regulatory guidelines for these capital ratios are 4 percent, 8 percent and 3 percent, respectively. Midlantic and MB currently exceed the aforementioned capital ratio minimums. At December 31, 1994, the risk-based and leverage ratios for Midlantic and MB are:


                                         Tier 1            Total    Leverage
                                  Capital Ratio    Capital Ratio       Ratio
____________________________________________________________________________
Midlantic                                 13.07%           17.22%       9.43%
MB                                        14.12            15.40       10.39
                                          =====            =====       =====



28. RECENT AND SUBSEQUENT EVENTS
________________________________

On December 30, 1994, Midlantic announced it had entered into a definitive agreement to acquire Old York Road Bancorp, Inc. ("Old York"), headquartered in Willow Grove, Pennsylvania, for an approximate purchase price of $28.3 million, based on the December 31, 1994 closing price of Midlantic's common stock. Old York's principal subsidiary is Bank and Trust Company of Old York Road. As of December 31, 1994, Old York had total assets of $231.2 million and shareholders' equity of $12.8 million. The acquisition will be accounted for as a purchase and is expected to be consummated by the end of the second quarter 1995. Under the terms of the agreement, a maximum of 49 percent of Old York's common stock will be exchanged for cash. Old York shares not exchanged for cash will be exchanged for Midlantic common stock
(.3721 shares of Midlantic common stock for each share of Old York common stock, subject to adjustment under certain circumstances). Midlantic currently expects to repurchase, from time-to-time in the open market, outstanding Midlantic common shares equal to the approximate number of Midlantic common shares estimated to be issued in the acquisition.

On January 20, 1995, Midlantic acquired from the Resolution Trust Corporation approximately $126 million in deposits of three branches of Carteret Federal Savings Bank of New Jersey located in Newark and Dover, New Jersey, for a premium of $12.5 million.

REPORT OF INDEPENDENT ACCOUNTANTS

                                                      Coopers & Lybrand L.L.P.
                                      Independent Certified Public Accountants
                                                   1301 Avenue of the Americas
                                                     New York, New York  10019
Board of Directors and Shareholders
Midlantic Corporation

We have audited the accompanying consolidated balance sheet of Midlantic Corporation and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994.
These consolidated financial statements are the responsibility of Midlantic Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Midlantic Corporation and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes 1, 4, 20 and 21 of notes to consolidated financial statements, Midlantic Corporation changed its methods for accounting for postemployment benefits and investment securities in 1994 and postretirement benefits other than pensions and income taxes in 1993.


January 18, 1995
(January 20, 1995 as to Note 28)

                         Midlantic Corporation and Subsidiaries
                             CONSOLIDATED SUMMARY OF INCOME
                          (In thousands, except per share data)

YEAR ENDED DECEMBER 31                    1994       1993         1992         1991        1990
                                      --------  ---------   ----------   ----------  ----------
INTEREST INCOME
  Interest and fees on loans          $676,741  $ 663,410   $  844,240   $1,433,692  $1,888,269
  Interest on investment securities
   Taxable interest income             116,082     91,036      171,188      200,144     167,648
   Tax-exempt interest income              805      1,012       10,233       22,292      34,999
  Interest on deposits with banks       17,586     18,319        5,869       22,814      29,020
  Interest on other short-term
    investments                         52,270     51,770       30,677       63,438      88,183
                                      --------  ---------   ----------   ----------  ----------
       Total interest income           863,484    825,547    1,062,207    1,742,380   2,208,119
                                      --------  ---------   ----------   ----------  ----------
INTEREST EXPENSE
  Interest on deposits                 223,366    262,886      483,154    1,011,800   1,175,719
  Interest on short-term borrowings     21,128     11,586       17,341       50,759     152,925
  Interest on long-term debt            34,453     36,385       41,517       42,220      42,178
                                      --------  ---------   ----------   ----------  ----------
       Total interest expense          278,947    310,857      542,012    1,104,779   1,370,822
                                      --------  ---------   ----------   ----------  ----------
Net interest income                    584,537    514,690      520,195      637,601     837,297
  Provision for loan losses             21,625     81,343      140,580      643,940     701,489
                                      --------  ---------   ----------   ----------  ----------
Net interest income (loss) after
  provision for loan losses            562,912    433,347      379,615       (6,339)    135,808
NONINTEREST INCOME
  Trust income                          43,263     41,459       46,776       56,156      52,725
  Service charges on deposit accounts   77,337     78,815       79,478       78,188      70,848
  Investment securities (losses) gains  (6,663)     7,005       52,753       (2,890)    (16,360)
  Mortgage banking fees                     --         --        6,361       32,459      32,616
  Other                                100,273     59,174      104,997       80,448     144,762
                                      --------  ---------   ----------   ----------  ----------
       Total noninterest income        214,210    186,453      290,365      244,361     284,591
                                      --------  ---------   ----------   ----------  ----------
                                       777,122    619,800      669,980      238,022     420,399
                                      --------  ---------   ----------   ----------  ----------
NONINTEREST EXPENSES
  Salaries and benefits                226,676    219,332      257,221      345,679     336,958
  Net occupancy                         44,354     44,622       51,410       61,566      63,690
  Equipment rental and expense          23,542     26,881       35,776       43,529      44,768
  Other real estate owned, net           5,212    134,337       99,744      122,999      56,700
  FDIC assessment charges               28,407     33,841       34,090       40,433      22,154
  Legal and professional fees           45,174     51,511       51,403       50,803      39,273
  Other                                 99,752     88,923      130,464      159,792     152,695
                                      --------  ---------   ----------   ----------  ----------
       Total noninterest expenses      473,117    599,447      660,108      824,801     716,238
                                      --------  ---------   ----------   ----------  ----------
Income (loss) before income taxes and
  cumulative effect of accounting
  changes                              304,005     20,353        9,872     (586,779)   (295,839)
Income tax expense (benefit)            24,900   (111,043)       2,844      (43,476)   (100,834)
                                      --------  ---------   ----------   ----------  ----------
Income (loss) before cumulative
  effect of accounting changes         279,105    131,396        7,028     (543,303)   (195,005)
Cumulative effect of accounting
  changes                               (7,528)    38,962           --           --          --
                                      --------  ---------   ----------   ----------  ----------
NET INCOME (LOSS)                     $271,577  $ 170,358   $    7,028   $ (543,303) $ (195,005)
                                      ========  =========   ==========   ==========  ==========
INCOME (LOSS) APPLICABLE TO PRIMARY
 COMMON SHARES*
  Income (loss) before cumulative
   effect of accounting changes       $274,574   $127,770   $    3,356   $ (547,115) $ (198,817)
  Net income (loss)                    267,046    166,732        3,356     (547,115)   (198,817)
                                      ========  =========   ==========   ==========  ==========
INCOME (LOSS) APPLICABLE TO FULLY
 DILUTED COMMON SHARES*
Income (loss) before cumulative
   effect of accounting changes       $278,536   $131,854   $    3,356   $ (547,115) $ (198,817)
  Net income (loss)                    271,008    170,816        3,356     (547,115)   (198,817)
                                      ========  =========   ==========   ==========  ==========
INCOME (LOSS) PER COMMON SHARE*
  Income (loss) before cumulative
   effect of accounting changes
    Primary                              $5.18      $2.51         $.08      $(14.36)     $(5.22)
    Fully diluted                         5.11       2.51          .08       (14.36)      (5.22)
  Cumulative effect of accounting
   changes
    Primary                               (.14)       .76           --           --          --
    Fully diluted                         (.14)       .74           --           --          --
  Net income (loss)
    Primary                               5.04       3.27          .08       (14.36)      (5.22)
    Fully diluted                         4.97       3.25          .08       (14.36)      (5.22)
                                      ========  =========   ==========   ==========  ==========
AVERAGE COMMON SHARES AND
 COMMON SHARE EQUIVALENTS*
  Primary                               52,978     50,943       41,569       38,095      38,097
  Fully diluted                         54,522     52,569       41,954       38,095      38,097
                                      ========  =========   ==========   ==========  ==========

*Common share equivalents for both primary and fully diluted in 1991 and 1990 and convertible subordinated debentures for fully diluted in 1992, 1991 and 1990 are anti-dilutive and have been excluded from the per share computations.

                         Midlantic Corporation and Subsidiaries
                     COMPARATIVE CONSOLIDATED AVERAGE BALANCE SHEET
                       WITH RESULTANT INTEREST AND AVERAGE RATES(1)
                                     (In thousands)

                                                       1994                              1993
                                          ------------------------------    -----------------------------
                                              AVERAGE            AVERAGE        Average           Average
                                              BALANCE   INTEREST    RATE        Balance   Interest   Rate
                                          -----------   --------    ----    -----------   --------   ----
ASSETS
  Interest-earning assets
    Interest-bearing deposits             $   435,202   $ 17,586    4.04%   $   530,335   $ 18,319   3.45%
    Other short-term investments            1,245,016     52,270    4.20      1,414,695     51,770   3.66

    U.S. Treasury securities                1,213,835     54,769    4.51      1,130,657     44,375   3.92
    Obligations of U.S. government
     agencies                                 955,919     57,255    5.99        723,501     42,761   5.91
    Obligations of states and
     political subdivisions                    17,783        805    4.53         10,773      1,012   9.39
    Other securities                           67,259      4,058    6.03         70,224      3,900   5.55
                                          -----------   --------    ----    -----------   --------   ----
      Total investment securities           2,254,796    116,887    5.18      1,935,155     92,048   4.76
                                          -----------   --------    ----    -----------   --------   ----
    Commercial, financial and
     foreign loans                          3,008,209    247,708    8.23      3,195,212    255,489   8.00
    Real estate loans                       2,859,977    232,765    8.14      3,463,730    245,896   7.10
    Loans to individuals                    2,410,350    196,268    8.14      1,949,598    162,025   8.31
                                          -----------   --------    ----    -----------   --------   ----
      Total loans (2)(3)(4)                 8,278,536    676,741    8.17      8,608,540    663,410   7.71
                                          -----------   --------    ----    -----------   --------   ----
      Total interest-earning assets        12,213,550    863,484    7.07     12,488,725    825,547   6.61
                                          -----------   --------    ----    -----------   --------   ----
  Noninterest-earning assets
    Cash and due from banks                   782,944                           790,118
    Other assets                              824,505                         1,006,948
    Allowance for loan losses                (377,891)                         (578,116)
                                          -----------                       -----------
      Total noninterest-earning
       assets                               1,229,558                         1,218,950
                                          -----------                       -----------
Total assets                              $13,443,108                       $13,707,675
                                          -----------                       -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
  Interest-bearing liabilities
    Domestic savings and
     time deposits                        $ 8,368,748    222,895    2.66    $ 9,155,117    262,517   2.87
    Overseas branch deposits                   12,274        471    3.84         11,243        369   3.28
    Short-term borrowings                     584,672     21,128    3.61        394,391     11,586   2.94
    Long-term debt                            374,251     34,453    9.21        396,217     36,385   9.18
                                          -----------   --------    ----    -----------   --------   ----
      Total interest-bearing
       liabilities                          9,339,945    278,947    2.99      9,956,968    310,857   3.12
                                          -----------   --------    ----    -----------   --------   ----
  Noninterest-bearing liabilities
   and shareholders' equity
    Demand deposits                         2,704,249                         2,616,243
    Other liabilities                         161,822                           160,986
                                          -----------                       -----------
      Total noninterest-bearing
       liabilities                          2,866,071                         2,777,229
                                          -----------                       -----------
    Shareholders' equity                    1,237,092                           973,478
                                          -----------                       -----------
Total liabilities and
  shareholders' equity                    $13,443,108                       $13,707,675
                                          -----------                       -----------
NET INTEREST INCOME                                     $584,537                          $514,690
                                                        ========                          ========
INTEREST INCOME AS A PERCENT OF
 AVERAGE INTEREST-EARNING ASSETS                                    7.07%                            6.61%
                                                                    ====                             ====
INTEREST EXPENSE AS A PERCENT OF
 AVERAGE INTEREST-EARNING ASSETS                                    2.28%                            2.49%
                                                                    ====                             ====
NET INTEREST MARGIN (5)                                             4.79%                            4.12%
                                                                    ====                             ====



                1992                            1991                             1990
-----------------------------    -----------------------------   -----------------------------
    Average           Average        Average           Average       Average           Average
    Balance   Interest   Rate        Balance   Interest   Rate       Balance   Interest   Rate
-----------  ---------   ----    -----------  ---------  -----   ----------- ----------  -----


$   145,859  $   5,869   4.02%   $   323,717  $  22,814   7.05%  $   342,740 $   29,020   8.47%
    863,056     30,677   3.55      1,042,439     63,438   6.09     1,063,757     88,183   8.29

  2,058,784    131,355   6.38      1,962,382    152,922   7.79     1,499,059    132,245   8.82

    421,350     33,311   7.91        391,723     34,511   8.81       238,728     21,715   9.10

    151,655     10,233   6.75        321,718     22,292   6.93       519,780     34,999   6.73
    112,014      6,522   5.82        182,560     12,711   6.96       172,516     13,688   7.93
-----------  ---------   ----    -----------  ---------  -----   ----------- ----------  -----
  2,743,803    181,421   6.61      2,858,383    222,436   7.78     2,430,083    202,647   8.34
-----------  ---------   ----    -----------  ---------  -----   ----------- ----------  -----

  4,378,374    316,748   7.23      6,375,229    572,573   8.98     7,552,349    794,966  10.53
  4,687,987    332,455   7.09      6,439,179    552,464   8.58     7,003,784    716,293  10.23
  2,054,468    195,037   9.49      2,863,128    308,655  10.78     3,378,938    377,010  11.16
-----------  ---------   ----    -----------  ---------  -----   ----------- ----------  -----
 11,120,829    844,240   7.59     15,677,536  1,433,692   9.14    17,935,071  1,888,269  10.53
-----------  ---------   ----    -----------  ---------  -----   ----------- ----------  -----
 14,873,547  1,062,207   7.14     19,902,075  1,742,380   8.75    21,771,651  2,208,119  10.14
-----------  ---------   ----    -----------  ---------  -----   ----------- ----------  -----

    889,332                        1,088,692                       1,372,440
  1,292,083                        1,614,500                       1,234,752
   (810,697)                        (842,429)                       (533,972)
-----------                      -----------                     -----------
  1,370,718                        1,860,763                       2,073,220
-----------                      -----------                     -----------
$16,244,265                      $21,762,838                     $23,844,871
-----------                      -----------                     -----------


$11,524,817    482,648   4.19    $16,005,949  1,010,425   6.31   $16,195,692  1,167,331   7.21
     12,739        506   3.97         20,371      1,375   6.75        97,518      8,388   8.60
    525,200     17,341   3.30        908,165     50,759   5.59     1,926,182    152,925   7.94
    443,213     41,517   9.37        461,013     42,220   9.16       448,946     42,178   9.39
-----------  ---------   ----    -----------  ---------  -----   ----------- ----------  -----
 12,505,969    542,012   4.33     17,395,498  1,104,779   6.35    18,668,338  1,370,822   7.34
-----------  ---------   ----    -----------  ---------  -----   ----------- ----------  -----


  2,759,284                        3,047,091                       3,414,732
    215,611                          286,888                         310,614
-----------                      -----------                     -----------
  2,974,895                        3,333,979                       3,725,346
-----------                      -----------                     -----------
    763,401                        1,033,361                       1,451,187
-----------                      -----------                     -----------
$16,244,265                      $21,762,838                     $23,844,871
-----------                      -----------                     -----------
             $ 520,195                        $ 637,601                      $   837,297
             =========                        =========                      ===========
                         7.14%                            8.75%                          10.14%
                         ====                            =====                           =====

                         3.64%                            5.55%                           6.30%
                         ====                            =====                           =====
                         3.50%                            3.20%                           3.84%
                         ====                            =====                           =====

(1) Interest income and average rates are not presented on a tax-equivalent basis.
(2) Includes loan fees. Such income is not significant.
(3) Includes nonaccrual loans.
(4) Net of unearned income.
(5) Net interest margin is net interest income as a percent of average interest-earning assets.

                            Midlantic Corporation and Subsidiaries
                        SUMMARY OF CONSOLIDATED QUARTERLY INFORMATION
                                     (In thousands)

                                    December 31   September 30     June 30    March 31 December 31
FOR THE THREE MONTHS ENDED                 1994           1994        1994        1994        1993
                                    -----------    ----------- ----------- ----------- -----------
NET INTEREST INCOME                 $   150,923    $   152,114 $   144,203 $   137,297 $   133,636
                                    -----------    ----------- ----------- ----------- -----------
AVERAGES
 Interest-earning assets
   Money market investments         $ 1,385,600    $ 1,771,510 $ 1,801,179 $ 1,762,583 $ 1,517,296
   Investment securities              2,439,842      2,052,276   2,141,463   2,385,603   2,286,719
   Loans                              8,131,746      8,296,460   8,314,731   8,371,207   8,575,474
     Total interest-earning
       assets                        11,957,188     12,120,246  12,257,373  12,519,393  12,379,489
 Interest-bearing liabilities
   Interest-bearing deposits          8,103,600      8,257,766   8,481,242   8,681,480   8,798,017
   Short-term borrowings                459,920        516,428     644,947     717,393     421,955
   Long-term debt                       372,958        373,000     374,483     376,563     386,749
     Total interest-bearing
      liabilities                     8,936,478      9,147,194   9,500,672   9,775,436   9,606,721
 Shareholders' equity                 1,342,206      1,269,986   1,192,795   1,143,381   1,078,613
                                    -----------    ----------- ----------- ----------- -----------
AVERAGE YIELDS EARNED
 Interest-earning assets
   Money market investments                5.09%          4.46%       3.88%       3.40%       3.32%
   Investment securities                   5.89           5.20        4.89        4.71        4.18
   Loans                                   8.36           8.33        8.13        7.87        7.68
     Total interest-earning
       assets                              7.48           7.24        6.94        6.64        6.50
                                    -----------    ----------- ----------- ----------- -----------
AVERAGE RATES PAID
 Interest-bearing liabilities
   Interest-bearing deposits               2.99%          2.66%       2.55%       2.52%       2.58%
   Short-term borrowings                   4.50           3.91        3.27        2.90        2.90
   Long-term debt                          9.13           9.13        9.23        9.33        9.08
     Total interest-bearing
      liabilities                          3.31           2.99        2.86        2.81        2.86
                                    -----------    ----------- ----------- ----------- -----------
NET INTEREST MARGIN                        5.01%          4.98%       4.72%       4.45%       4.28%
                                    -----------    ----------- ----------- ----------- -----------
OPERATING RATIOS
 Return on average assets                  2.33%          2.28%       2.14%       1.34%       1.72%
 Return on average common equity          23.43          24.50       25.05       16.66       22.43
 Return on average total equity           22.83          23.82       24.31       16.25       21.72
                                    -----------    ----------- ----------- ----------- -----------
ASSET QUALITY
 Nonaccrual loans                   $   165,002     $  194,626 $   224,974 $   253,455 $   265,299
 Other real estate owned, net            82,804         98,863     108,308     121,002     132,670
                                    -----------    ----------- ----------- ----------- -----------
    Total nonaccrual assets         $   247,806     $  293,489 $   333,282 $   374,457 $   397,969
                                    -----------    ----------- ----------- ----------- -----------
Total nonaccrual assets
     as a % of total assets                1.86%          2.21%       2.48%       2.74%       2.86%
                                    -----------    ----------- ----------- ----------- -----------
 Allowance for loan losses          $   349,520    $   357,163 $   373,345 $   387,374 $   400,311
 Allowance for loan losses
  as a % of nonaccrual loans             211.83%        183.51%     165.95%     152.84%     150.89%
 Allowance for loan losses
  as a % of total loans                    4.24           4.35        4.45        4.58        4.76
 Net charge-offs (1) as a
  % of average loans                        .52           1.01         .95         .63        1.79
 Provision for loan losses
  as a % of average loans                   .15            .24         .27         .39        1.41
                                    -----------    ----------- ----------- ----------- -----------
CAPITAL RATIOS
 Tier 1 risk-based                        13.07%         12.01%      10.85%       9.95%       9.28%
 Total capital risk-based                 17.22          16.10       14.87       13.98       13.29
 Leverage                                  9.43           8.87        8.17        7.35        6.81
                                    -----------    ----------- ----------- ----------- -----------
CORE EFFICIENCY RATIO (2)                 57.88%         58.37%      60.01%      63.71%      62.59%
                                    ===========    =========== =========== =========== ===========

(1) Ratios for the fourth quarter of 1993 and the first quarter of 1994 exclude net charge-offs on loans that were sold in bulk sales or transferred to assets held for accelerated disposition.
(2) Noninterest expenses excluding OREO expenses and certain nonrecurring expenses as a percent of net interest income plus noninterest income, excluding securities gains or losses and certain nonrecurring income.

                             Midlantic Corporation and Subsidiaries
                              CONSOLIDATED STATISTICAL INFORMATION

                                           1994     1993      1992      1991      1990
                                         ------   ------    ------    ------    ------
BOOK VALUE PER COMMON SHARE              $25.19   $20.56    $17.19    $17.78    $32.10
                                         ------   ------    ------    ------    ------
OPERATING RATIOS
  Net interest margin                      4.79%    4.12%     3.50%     3.20%     3.84%
  Return on average assets                 2.02     1.24       .04     (2.49)     (.82)
  Return on average common equity         22.57    18.05       .47    (55.64)   (14.19)
  Return on average total equity          21.95    17.50       .92    (52.58)   (13.44)
                                         ------   ------    ------    ------    ------
LIQUIDITY AND FUNDING RATIOS
  Liquidity ratio(1)                      30.72%   31.61%    29.81%    20.91%    17.33%
  Funding ratio(2)                        (7.78)  (14.31)   (15.80)    (1.04)     5.40
                                         ------   ------    ------    ------    ------
CAPITAL RATIOS
  Risk-adjusted ratios(3)
    Tier 1 capital ratio                  13.07%    9.28%     6.83%     4.29%     5.93%
    Total capital ratio                   17.22    13.29     10.76      7.69      8.86
  Leverage ratio                           9.43     6.81      5.19      3.43      4.81
  Average shareholders' equity
    as a % of average assets               9.20     7.08      4.69      4.74      6.07
                                         ------   ------    ------    ------    ------
LOAN LOSS RATIOS
  As a % of total year-end loans, net
    of unearned income
      Allowance for loan losses at
        year-end                           4.24%    4.76%     7.41%     6.74%     4.39%
      Nonaccrual loans at year-end         2.00     3.15      8.95      9.95      6.70
  As a % of average loans, net of
    unearned income
      Net charge-offs(4)                    .78     1.96      2.49      3.07      1.92
      Provision for loan losses             .26      .94      1.26      4.11      3.91
                                         ------   ------    ------    ------    ------
RATIOS: AS A % OF AVERAGE TOTAL
  DEPOSITS
    Average total loans, net of unearned
      income                              74.68%   73.06%    77.79%    82.20%    91.00%
    Average investment securities         20.34    16.42     19.19     14.99     12.33
    Average shareholders' equity          11.16     8.26      5.34      5.42      7.36
    Average noninterest-bearing demand
      deposits                            24.39    22.20     19.30     15.98     17.33
    Average interest-bearing deposits     75.61    77.80     80.70     84.02     82.67
                                         ------   ------    ------    ------    ------
NONFINANCIAL DATA
  Total number of employees               6,174    5,863     6,342     9,561    11,637
  Total number of full-time
    equivalent employees                  5,327    5,090     5,748     9,086    10,935
  Total number of domestic and
    foreign banking offices                 325      326       331       426       484
                                         ======   ======    ======    ======    ======

(1) Ratio of net short-term assets to net funding liabilities.
(2) Total purchased funds less investment securities due in one year and money market investments as a percentage of investment securities due in more than one year and total loans, net of unearned income.
(3) Based upon full-implementation regulatory standards that have been in effect since December 31, 1992.
(4) Ratios for 1994 and 1993 exclude net charge-offs on loans that were sold in bulk sales or transferred to assets held for accelerated disposition.